FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☑

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            .) N/A

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

The documents attached as Exhibits 1.1, 1.2, 4.1, 99.1, 99.2, 99.3 and 99.4 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 as filed on May 12, 2008 (No. 333-150824).

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
1.1	Form of Underwriting Agreement among Lehman Brothers Inc., Credit Suisse Securities (USA) LLC and other underwriters named therein (collectively, the “Underwriters”) and the Registrant, relating to (i) the issuance and sale of $350,000,000 aggregate principal amount of 4.50% Senior Convertible Notes due 2013 (the “Notes”) to the Underwriters and (ii) the issuance and sale of up to $50,000,000 aggregate principal amount of the Notes at the Underwriters’ option to cover over-allotments.

1.2	Form of Underwriting Agreement among Credit Suisse (Hong Kong) Limited and Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC, as underwriters, Lehman Brothers International (Europe) and Credit Suisse International, as borrowers, and the Registrant in connection with the issuance and lending by the Registrant of up to13,125,520 American Depositary Shares, each representing one ordinary share of the Registrant, par value $0.0001 per share, and the underwritten offering of a portion of the American Depositary Shares by the underwriters.

4.1	Form of First Supplemental Indenture between The Bank of New York as trustee and the Registrant.

99.1	Form of Capped Call Confirmation between Lehman Brothers OTC Derivatives Inc. and the Registrant.

99.2	Form of ADS Lending Agreement between Lehman Brothers International (Europe), as borrower, through Lehman Brothers Inc., as borrower’s agent, and the Registrant.

99.3	Form of Capped Call Confirmation between Credit Suisse International and the Registrant.

99.4	Form of ADS Lending Agreement between Credit Suisse International, as borrower, through Credit Suisse Securities (USA) LLC, as borrower’s agent, and the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By:	/s/ Huaijin Yang
Name:	Huaijin Yang
Title:	Chief Executive Officer

Date: May 20, 2008

EXHIBIT INDEX

Exhibit	Description
1.1	Form of Underwriting Agreement among Lehman Brothers Inc., Credit Suisse Securities (USA) LLC and other underwriters named therein (collectively, the “Underwriters”) and the Registrant, relating to (i) the issuance and sale of $350,000,000 aggregate principal amount of 4.50% Senior Convertible Notes due 2013 (the “Notes”) to the Underwriters and (ii) the issuance and sale of up to $50,000,000 aggregate principal amount of the Notes at the Underwriters’ option to cover over-allotments.

1.2	Form of Underwriting Agreement among Credit Suisse (Hong Kong) Limited and Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC, as underwriters, Lehman Brothers International (Europe) and Credit Suisse International, as borrowers, and the Registrant in connection with the issuance and lending by the Registrant of up to13,125,520 American Depositary Shares, each representing one ordinary share of the Registrant, par value $0.0001 per share, and the underwritten offering of a portion of the American Depositary Shares by the underwriters.

4.1	Form of First Supplemental Indenture between The Bank of New York as trustee and the Registrant.

99.1	Form of Capped Call Confirmation between Lehman Brothers OTC Derivatives Inc. and the Registrant.

99.2	Form of ADS Lending Agreement between Lehman Brothers International (Europe), as borrower, through Lehman Brothers Inc., as borrower’s agent, and the Registrant.

99.3	Form of Capped Call Confirmation between Credit Suisse International and the Registrant.

99.4	Form of ADS Lending Agreement between Credit Suisse International, as borrower, through Credit Suisse Securities (USA) LLC, as borrower’s agent, and the Registrant.

Exhibit 1.1

$350,000,000

JA Solar Holdings Co., Ltd.

4.50% Senior Convertible Notes due 2013

FORM OF UNDERWRITING AGREEMENT

May [    ], 2008

LEHMAN BROTHERS INC.

CREDIT SUISSE SECURITIES (USA) LLC

Acting on behalf of themselves and the following Underwriters:

NEEDHAM & COMPANY LLC

PIPER JAFFRAY & CO.

c/o	Lehman Brothers Inc.

745 Seventh Avenue

New York, NY 10019-6801

and

c/o	Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

CREDIT SUISSE (HONG KONG) LIMITED

45th Floor, Two Exchange Square

8 Connaught Place

Central, Hong Kong

Dear Sirs:

1. Introductory. JA Solar Holdings Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), proposes to issue and sell to the Underwriters defined below, $350,000,000 aggregate principal amount of 4.50% Senior Convertible Notes due 2013 (the “Firm Securities”). The Company also proposes to issue and sell to the Underwriters, at the option of the Underwriters, up to an additional $50,000,000 aggregate principal amount of 4.50% Senior Convertible Notes due 2013 (the “Optional Securities”). The Firm Securities and the Optional Securities are herein collectively called the “Offered Securities”. The Offered Securities will be issued pursuant to the Indenture, dated as of May 19, 2008, as supplemented by the Supplemental Indenture, to be dated as of May 19, 2008 (as amended and supplemented, the “Indenture”), between the Company and The Bank of New York as Trustee.

Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. shall act on behalf of themselves and as representatives (the “Representatives”) of Needham & Company LLC and Piper Jaffray & Co.

The Offered Securities will be convertible into American depositary shares, or “ADSs”, with each ADS representing one ordinary share of the Company, par value $0.0001 per share (the “Ordinary Shares”) in accordance with the terms of the Offered Securities and the Indenture. The ADSs into which the Offered Securities are convertible and the Ordinary Shares that such ADSs represent are hereinafter referred to collectively as the “Underlying Securities”.

The Company hereby agrees with the several underwriters named in Schedule A hereto (the “Underwriters”) as follows:

2. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the several Underwriters that:

(a) The Company has prepared in conformity with the requirements of the Securities Act and the Rules and Regulations and filed with the Commission not earlier than the date that is three years prior to the date hereof a registration statement on Form F-3 (No. 333- 150824), including a related prospectus or prospectuses, covering the registration of the Offered Securities under the Securities Act, which has become effective. Copies of such registration statement and any amendment thereto have been delivered by the Company to you as the Representatives. “Registration Statement” at any particular time means such automatic shelf registration statement in the form then filed with the Commission, including any amendment thereto, any document incorporated by reference therein and all 430B Information and all 430C Information with respect to such registration statement, that in any case has not been superseded or modified. “Registration Statement” without reference to a time means the Registration Statement as of the Applicable Time.

For purposes of this Agreement:

“430B Information” means information included in a prospectus and deemed to be a part of the Registration Statement pursuant to, and at the time specified in, Rule 430B(e) or Rule 430B(f), respectively.

“430C Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430C.

“Applicable Time” means 9:00 a.m. (New York City time) on May 14, 2008;

“Capped Call Agreements” means the confirmations entered into between the Company and Lehman Brothers OTC Derivatives Inc. and between the Company and Credit Suisse International, each dated May 13, 2008, evidencing the capped call option transactions relating to the Offered Securities together with the ISDA Master Agreement referenced in each such confirmation supplements, forms part of and is subject to.

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“Capped Call Counterparties” means Lehman Brothers OTC Derivatives Inc. and Credit Suisse International.

“Closing Date” has the meaning defined in Section 3 hereof.

“Commission” means the Securities and Exchange Commission.

“Effective Date” means any date as of which any part of the Registration Statement or any post-effective amendment thereto relating to the Offered Securities became, or is deemed to have become, effective under the Securities Act in accordance with the rules and regulations thereunder (including pursuant to Rule 430B of the Securities Act).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Term Sheet” means the term sheet prepared pursuant to Section 5(a) of the Agreement as specified in Schedule B to this Agreement;

“Final Prospectus” means the Statutory Prospectus that discloses the public offering price, other 430B Information and other final terms of the Offered Securities and otherwise satisfies Section 10(a) of the Securities Act.

“Issuer Free Writing Prospectus” means each “free writing prospectus” (as defined in Rule 405 of the Rules and Regulations) prepared by or on behalf of the Company or used or referred to by the Company in connection with the offering of the Offered Securities, including the Final Term Sheet.

“Preliminary Prospectus” means any preliminary prospectus included in the initial Registration Statement or filed with the Commission pursuant to Rule 424(b) under the Securities Act, including the base prospectus filed as part of the Registration Statement, in the form in which it has most recently been amended or supplemented on or prior to the date hereof, relating to the Offered Securities.

“Pricing Prospectus” means the preliminary prospectus included in the Registration Statement immediately prior to the Applicable Time.

“Rules and Regulations” means the rules and regulations of the Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Securities Act, the Exchange Act, the Trust Indenture Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable to the Company at a specific time, the rules of the New York Stock Exchange and the NASDAQ Stock Market (“Exchange Rules”).

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“Statutory Prospectus” with reference to any particular time means the prospectus relating to the Offered Securities that is included in the Registration Statement immediately prior to that time, including all 430B Information and all 430C Information with respect to the Registration Statement and all information incorporated by reference into such prospectus. For purposes of the foregoing definition, 430B Information shall be considered to be included in the Statutory Prospectus only as of the actual time that form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b) and not retroactively.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

Unless otherwise specified, a reference to a “rule” is to the indicated rule under the Securities Act.

(b) (i)(A) At the time the Registration Statement initially became effective, (B) at the time of each amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether by post-effective amendment, incorporated report or form of prospectus), (C) at the Applicable Time relating to the Offered Securities and (D) on the Closing Date, the Registration Statement conformed and will conform in all material respects to the requirements of the Securities Act, the Trust Indenture Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) (A) on its date, (B) at the time of filing the Final Prospectus pursuant to Rule 424(b) and (C) on the Closing Date, the Final Prospectus will conform in all material respects to the requirements of the Securities Act, the Trust Indenture Act and the Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by any Underwriter through the Representatives, if any, specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 8(b) hereof.

(c) i) (A) At the time of initial filing of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Offered Securities in reliance on the exemption of Rule 163, the Company was a “well known seasoned issuer” as defined in Rule 405, and was not an “ineligible issuer” as defined in Rule 405.

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(i) The Registration Statement is an “automatic shelf registration statement,” as defined in Rule 405 under the Securities Act, that initially became effective not earlier than a date that is three years prior to the Closing Date (as defined in Section 3) If immediately prior to the Renewal Deadline (as hereinafter defined), any of the Offered Securities remain unsold by the Underwriters, the Company will prior to the Renewal Deadline file, if it has not already done so and is eligible to do so, a new automatic shelf registration statement relating to the Offered Securities, in a form satisfactory to the Representatives. If the Company is no longer eligible to file an automatic shelf registration statement, the Company will prior to the Renewal Deadline, if it has not already done so, file a new shelf registration statement relating to the Offered Securities, in a form satisfactory to the Representatives, and will use its reasonable best efforts to cause such registration statement to be declared effective within 180 days after the Renewal Deadline. The Company will take all other action necessary or appropriate to permit the public offering and sale of the Offered Securities to continue as contemplated in the expired registration statement relating to the Offered Securities. References herein to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be. “Renewal Deadline” means the third anniversary of the initial Effective Date of the Registration Statement.

(d) The Commission has not issued any order preventing or suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Final Prospectus; and no proceeding for any such purpose or pursuant to Section 8A of the Securities Act against the Company or related to the offering has been instituted or threatened by the Commission. The Commission has not issued any order directed to any document incorporated by reference in the most recent Preliminary Prospectus or the Prospectus, and no proceeding has been instituted or threatened by the Commission with respect to any document incorporated by reference in the most recent Preliminary Prospectus or the Prospectus. The Commission has not notified the Company of any objection to the use of the form of the Registration Statement.

(e) The Company has not received from the Commission any notice pursuant to Rule 401(g)(2) objecting to use of the automatic shelf registration statement form. If at any time when Offered Securities remain unsold by the Underwriters the Company receives from the Commission a notice pursuant to Rule 401(g)(2) or otherwise ceases to be eligible to use the automatic shelf registration statement form, the Company will (i) promptly notify the Representatives, (ii) promptly file a new registration statement or post-effective amendment on the proper form relating to the Offered Securities, in a form satisfactory to the Representatives, (iii) use its best efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable, and (iv) promptly notify the Representatives of such effectiveness. The Company will take all other action necessary or appropriate to permit the public offering and sale of the Offered Securities to continue as contemplated in the registration statement that was the subject of the Rule 401(g)(2) notice or for which the Company has otherwise become ineligible. References herein to the Registration Statement shall include such new registration statement or post-effective amendment, as the case may be.

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(f) The Company has paid or shall pay the required Commission filing fees relating to the Offered Securities within the time required by Rule 456(b)(1) without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r).

(g) As of the Applicable Time and as of the Initial Closing Date (as defined below), neither (A) the Issuer Free Writing Prospectus(es) filed or used by the Company on or before the Applicable Time, the Pricing Prospectus and the Final Pricing Term, all considered together (collectively, the “General Disclosure Package”) (other than a road show that is an Issuer Free Writing Prospectus under Rule 433 of the Securities Act) nor (B) any Issuer Free Writing Prospectus under Rule 422 that is not a Final Term Sheet, including but not limited to any road show, include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the General Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company through the Representative by or on behalf of any Underwriter specifically for inclusion therein (which information is specified in Section 8(b) hereof).

(h) Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Securities or until any earlier date that the Company notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, (i) the Company has promptly notified or will promptly notify the Representatives and (ii) the Company has promptly amended or supplemented or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission. The foregoing two sentences do not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(b) hereof.

(i) The documents incorporated by reference in any Statutory Prospectus or the Final Prospectus did not, and any further documents filed and incorporated by reference therein will not, when filed with the Commission, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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(j) Independent Auditors. PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PricewaterhouseCoopers”), who has audited the consolidated financial statements (including the consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and comprehensive income/(loss) and of cash flows and related footnotes) of the Company and its subsidiaries as of December 31, 2006 and 2007 and for the period from the Company’s inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007 included in the Company’s annual report on Form 20-F for the year ended December 31, 2007 that are incorporated by reference in the Registration Statement, Pricing Prospectus and the Final Prospectus, and whose reports are incorporated by reference in the Registration Statement, the Pricing Prospectus and the Final Prospectus, is an independent registered public accounting firm and is independent as required by the Securities Act, the Exchange Act and the Rules and Regulations.

(k) No Material Adverse Change in Business. Subsequent to the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, except as disclosed in the Pricing Prospectus, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its capital stock, (ii) there has not been any material change in the capital stock or long-term or short-term debt of the Company or any of its subsidiaries listed in Schedule E hereto (each, a “Subsidiary” and, collectively, the “Subsidiaries”), (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, stockholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole (a “Material Adverse Change”). Since the date of the latest balance sheet included or incorporated by reference in the Registration Statement and the Pricing Prospectus, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Pricing Prospectus.

(l) Capitalization. The authorized, issued and outstanding capital stock of the Company is as set forth in the Pricing Prospectus in the column headed “Actual” under the caption “Capitalization” and, after giving effect to the Offering and the other transactions contemplated by this Agreement, the Indenture, the Deposit Agreement, the ADS Share Lending Agreement, dated May 13, 2008 between the Company and the Lehman Brothers International (Europe) through Lehman Brothers Inc., as agent (the “Lehman ADS Lending Agreement”) and the ADS Share Lending Agreement, dated May 13, 2008 between the Company and Credit Suisse International through Credit Suisse Securities (USA) LLC, as agent, (the “CS ADS Lending Agreement,” together with the Lehman ADS Lending Agreement, the “”ADS Lending Agreements”), the Registration

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Statement and the Pricing Prospectus, will be as set forth in the column headed “As adjusted” under the caption “Capitalization”. All of the issued and outstanding shares of capital stock of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable state, federal and foreign laws and not in violation of or subject to any preemptive or similar right that does or will entitle any person, upon the issuance or sale of any security, to acquire from the Company or any Subsidiary (i) any Offered Securities or other security of the Company, (ii) any security convertible into, or exercisable or exchangeable for, Ordinary Shares or any other security of the Company, (iii) any capital stock or other security of any Subsidiary or (iv) any security convertible into, or exercisable or exchangeable for, such capital stock or any other security of any Subsidiary (any “Relevant Security”), except for such rights as may have been fully satisfied or waived prior to the effectiveness of the Registration Statement, or as otherwise disclosed in the Pricing Prospectus or the Final Prospectus. Except as disclosed in the Pricing Prospectus, neither the Company nor any Subsidiary has outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security.

(m) Stock Options. All grants of options, warrants and other rights to purchase or exchange any securities for Ordinary Shares granted by the Company (“Company Stock Options”) were validly issued and properly approved by the Board of Directors of the Company (the “Board of Directors”) in material compliance with all applicable laws and the terms of the plans under which such Company Stock Options were issued. Appropriate expenses relating to the Company Stock Options were recorded on the Company financial statements included in the Registration Statement, the Pricing Prospectus and the Final Prospectus in accordance with United States generally accepted accounting principles (“U.S. GAAP”), and no such grants involved any “back-dating,” “forward dating,” “spring loading” or similar practices with respect to the effective date of grant.

(n) Offered Securities. The Offered Securities have been duly and validly authorized and, when validly authenticated, issued and delivered in accordance with the Indenture and sold to the Underwriters as provided in this Agreement, will have been issued in compliance with all applicable state, federal and foreign laws and will constitute validly issued and outstanding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(o) Underlying Securities. When the Offered Securities are delivered and paid for pursuant to this Agreement on the Closing Date, such Offered Securities will be convertible into the ADSs of the Company in accordance with the terms of the Indenture. The Underlying Securities have been duly authorized and reserved for issuance upon such conversion and, when issued upon such conversion, will be validly issued, fully paid and non-assessable; the Underlying Securities will have been issued in compliance with all applicable state, federal and foreign laws and will not have been issued in violation of or subject to

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any preemptive or similar rights of any stockholder of the Company arising by law, under the charter or by-laws of the Company or under any agreement to which the Company or any of its subsidiaries is a party, that does or will entitle any person to acquire any Relevant Security from the Company or any Subsidiary upon issuance or sale of the Offered Securities in the Offering. No holder of the Underlying Securities will be subject to liabilities of the Company solely by reason of being such holder.

(p) Accuracy of Descriptions. The Offered Securities, the Ordinary Shares, the ADSs, the ADRs, the Indenture, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements and the Company Stock Options conform to the descriptions thereof contained in the Registration Statement, the Pricing Prospectus and the Final Prospectus.

(q) Transferability. The Offered Securities are freely transferable by the Company to or for the account of the several Underwriters and (to the extent described in the Pricing Prospectus) the initial holders thereof; and, except as disclosed in the Pricing Prospectus, there are no restrictions on subsequent transfers of the Offered Securities under the laws of the Cayman Islands, the British Virgin Islands, the People’s Republic of China (the “PRC”) or the United States. No holder of the Offered Securities is or will be subject to personal liability solely by reason of being such a holder.

(r) Good Standing of the Company. The Company has been duly organized and validly exists as an exempted limited liability company in good standing under the laws of the Cayman Islands. The Company has all requisite power and authority to carry on its business as it is currently being conducted and as described in the Registration Statement, the Pricing Prospectus and the Final Prospectus, and to own, lease and operate its properties. The Company is duly qualified to do business and is in good standing as a foreign corporation, partnership or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the Offering or any other transaction contemplated by this Agreement, the ADS Lending Agreements, the Capped Call Agreements, the Deposit Agreement, the Registration Statement or the Pricing Prospectus (any such effect being a “Material Adverse Effect”).

(s) Effectiveness of Organizational Documents. The Memorandum of Association and Articles of Association of the Company, as amended from time to time, comply with the requirements of Cayman Islands law and are in full force and effect.

(t) Subsidiaries. The Subsidiaries are the only subsidiaries of the Company within the meaning of Rule 405 under the Securities Act. Except for the Subsidiaries, the Company holds no ownership or other interest, nominal or beneficial, direct or indirect, in any corporation, partnership, joint venture or other business entity. All of the issued and outstanding shares of capital

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stock of or other ownership interests in each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and are owned directly or indirectly by the Company in the respective percentages set forth in the Registration Statement, the Pricing Prospectus and the Final Prospectus, free and clear of any lien, charge, mortgage, pledge, security interest, claim, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever (any “Lien”). None of the issued shares of capital stock or other ownership interest in any Subsidiary was issued in violation of preemptive or similar rights of any security holder of such Subsidiary.

(u) Overseas Subsidiary. JA Development Co., Ltd., a company organized and existing under the laws of the British Virgin Islands (the “Overseas Subsidiary”), has been duly organized and validly exists as an exempted limited liability company in good standing under the laws of the British Virgin Islands. The Overseas Subsidiary has all requisite power and authority (corporate and other) to own, lease and operate its properties and to carry on its business as it is currently being conducted and as described in the Registration Statement, the Pricing Prospectus and the Final Prospectus. The Overseas Subsidiary is duly qualified to do business and is in good standing as a foreign corporation, partnership or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a Material Adverse Effect.

(v) PRC Subsidiaries. Except for the entities incorporated in the PRC as listed on Schedule E (each a “PRC Subsidiary”), the Company has no direct or indirect subsidiaries or any other entity over which it has direct or indirect effective control incorporated or operating in the PRC. Each PRC Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of the PRC. The liability of the Company or any other equity investor in respect of equity interests held in each PRC Subsidiary is limited to its investment therein. Each PRC Subsidiary’s business license is in full force and effect. Each of the PRC Subsidiaries (i) has all requisite power and authority (corporate and other) to own, lease and operate its respective properties and to carry on its business as it is currently being conducted and as described in the Registration Statement, the Pricing Prospectus and the Final Prospectus, and (ii) is duly qualified to do business and is in good standing as a foreign corporation, partnership or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except, in each case, for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a Material Adverse Effect. The Articles of Association of each PRC Subsidiary comply with the requirements of applicable PRC law, including the PRC Company Law, and are in full force and effect.

(w) Possession of Required Consents. (i) Each of the Company and each Subsidiary has all necessary consents, approvals, certificates, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial,

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regulatory and other legal or governmental agencies and bodies and all third parties, foreign and domestic (collectively, the “Consents”), to own or lease and operate its properties and conduct its business as it is now being conducted and as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, except in each case as disclosed in the General Disclosure Package or could not reasonably be expected to have a Material Adverse Effect, and each such Consent is valid and in full force and effect, and (ii) neither the Company nor any such Subsidiary has received notice of any investigation or proceedings which resulted in or, if decided adversely to the Company or any Subsidiary, could reasonably be expected to result in, the revocation of, or imposition of, in each case, a materially burdensome restriction on, any Consent. None of the current businesses, activities, agreements or commitments of the Company or any Subsidiary is unauthorized or exceeds the business scope of its business licenses, except in each case as could not reasonably be expected to have a Material Adverse Effect. Each of the Company and each Subsidiary are in compliance with all applicable laws, rules, regulations, ordinances, directives, judgments, decrees and orders, foreign and domestic, except as disclosed in the General Disclosure Package or where failure to be in compliance could not reasonably be expected to have a Material Adverse Effect. No Consent contains a materially burdensome restriction not adequately disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus.

(x) Authorization of Agreements. The Company has full right, power and authority to execute and deliver this Agreement, the Deposit Agreement, the ADS Lending Agreements and the Capped Call Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements, the Registration Statement, the Pricing Prospectus and the Final Prospectus, including the authorization, issuance and sale of the Offered Securities. This Agreement, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements and the transactions contemplated by this Agreement, the Deposit Agreement, the Indenture, the ADS Lending Agreements, the Capped Call Agreements, the Registration Statement, the Pricing Prospectus and the Final Prospectus have been duly and validly authorized by the Company. Each of this Agreement, the Deposit Agreement, the ADS Lending Agreements and the Capped Call Agreements has been duly and validly executed and delivered by the Company and each of the Agreement, the Deposit Agreement, the ADS Lending Agreements and the Capped Call Agreements constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(y) Indenture. The Indenture has been duly authorized by the Company and, assuming due authorization, execution and delivery of the Indenture by the Trustee, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium

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and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; the Indenture has been duly qualified under the Trust Indenture Act and complies as to form with the requirements of the Trust Indenture Act; the Offered Securities have been duly authorized by the Company; and when the Offered Securities are delivered and paid for pursuant to this Agreement on the Closing Date, the Indenture will have been duly executed and delivered by the Company, such Offered Securities will have been duly executed, authenticated, issued and delivered, will conform to the information in the General Disclosure Package and to the description of such Offered Securities contained in the Final Prospectus and the Indenture and such Offered Securities will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(z) Absence of Defaults and Conflicts Resulting from Transaction. The execution, delivery and performance of this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements and the consummation of the transactions contemplated by this Agreement, the Indenture, the Deposit Agreement. the ADS Lending Agreements, the Capped Call Agreements the Registration Statement, the Pricing Prospectus and the Final Prospectus (including the issuance and sale of the Offered Security, do not and will not (i) conflict with, require consent under or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or their respective properties, operations or assets may be bound, (ii) conflict or result in a breach or violation of any of the terms and provisions of, or constitute a breach under the certificate or articles of incorporation or association, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company or any Subsidiary, or (iii) conflict or result in a breach or violation of any of the terms and provisions of, or constitute a breach under any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, domestic or foreign, except with respect to (i) where any conflict, breach or violation would not, individually or in the aggregate, have a Material Adverse Effect.

(aa) Absence of Further Requirements. No Consent of, with or from any judicial, regulatory or other legal or governmental agency or body or any third party, foreign or domestic, is required for the execution, delivery and performance of this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements and the Capped Call Agreements or consummation of the transactions contemplated by this Agreement, the Indenture, the Deposit Agreement, and the ADS Lending Agreements, the Capped Call Agreements, the Registration Statement, the Pricing Prospectus and the Final Prospectus, including the issuance, sale and delivery of the Offered Securities to be issued, sold and delivered hereunder, the issuance and

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deposit of the Ordinary Shares upon the conversion of the Offered Securities and the issuance and delivery of the ADS upon the deposit of the Ordinary Shares, except (i) the registration under the Securities Act of the Offered Securities, which has become effective, (ii) such Consents as may be required under state or foreign securities or “Blue Sky” laws, the by-laws and rules of the Financial Industry Regulatory Authority, Inc. (the “FINRA”) or the Trust Indenture Act in connection with the purchase and distribution of the Offered Securities by the Underwriters, each of which has been obtained and is in full force and effect and (iii) such Consents as have been duly obtained and are in full force and effect.

(bb) Litigation. There are no current or pending actions, suits, charges (by any governmental entity), investigations, requests for information (by any governmental entity) or other judicial, regulatory, arbitral or other legal or governmental proceedings or other litigation or arbitration, domestic or foreign, against or affecting the Company and its Subsidiaries or their respective properties, that are required to be described in the Registration Statement, the Pricing Prospectus and the Final Prospectus and that are not so described or any statutes, regulations, contracts or other documents (including, without limitation, any voting agreement) which are required under the Securities Act, the Exchange Act or the Rules and Regulations to be described in the Registration Statement, the Pricing Prospectus or the Final Prospectus or to be filed as exhibits to the Registration Statement that are not so described or filed. Other than disclosed in the Registration Statement, the Pricing Prospectus or the Final Prospectus or to be filed as exhibits to the Registration Statement, there is no current or pending actions, suits, charges (by any governmental entity), investigations, requests for information (by any governmental entity) or other judicial, regulatory, arbitral or other legal or governmental proceedings or other litigation or arbitration, domestic or foreign, to which to which the Company or any Subsidiary is a party or of which any property, operations or assets of the Company or any Subsidiary is the subject which, individually or in the aggregate, if determined adversely to the Company or any Subsidiary, could reasonably be expected to have a Material Adverse Effect or otherwise require disclosure in the Registration Statement, the Pricing Prospectus or the Final Prospectus, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement, or which are otherwise material in the context of the sale of the Offered Securities; to the Company’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Company or any Subsidiary could not reasonably be expected to have a Material Adverse Effect.

(cc) Financial Statements. The financial statements (including the notes thereto), and the supporting schedules and pro forma information, if any, included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Final Prospectus present fairly, in all material respects, the financial position as of the dates indicated, and the cash flows and results of operations for the periods specified, of the Company and its consolidated subsidiaries; said financial statements have been prepared in conformity with U.S. GAAP applied on a consistent basis throughout the periods involved; and the supporting schedules, if any, included in the Registration Statement, the Pricing Prospectus and the Final Prospectus present fairly, in all material respects, the information required to be stated therein. No other financial statements or supporting schedules are

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required to be included in the Registration Statement or the Pricing Prospectus by the Securities Act or the Rules and Regulations. The summary and selected consolidated financial data and any unaudited financial information included in the Registration Statement, the Pricing Prospectus and the Final Prospectus present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included in the Registration Statement, the Pricing Prospectus and the Final Prospectus and the books and records of the respective entities presented therein.

(dd) Pro Forma Financial Information. There are no pro forma or as adjusted financial statements which are required to be included in the Registration Statement, the Pricing Prospectus and the Final Prospectus in accordance with Regulation S-X which have not been included as so required. The pro forma and as adjusted financial information that is included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Final Prospectus has been properly compiled and prepared in accordance with the applicable requirements of the Securities Act and the Rules and Regulations and includes all adjustments necessary to present fairly in accordance with U.S. GAAP the information presented therein at the respective dates indicated.

(ee) Assumptions Underlying Pro Forma Financial Information. The assumptions used in preparing the pro forma and as adjusted financial information included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Final Prospectus provide a reasonable basis for presenting the significant effects directly attributable to the transactions or events described therein; the related adjustments made in the preparation of such pro forma and as adjusted financial information give appropriate effect to those assumptions; and such pro forma and as adjusted financial information reflect the proper application of those adjustments to the corresponding historical financial statement amounts.

(ff) Statistical and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Pricing Prospectus and the Final Prospectus are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(gg) Registration and Listing. The Company is subject to and in compliance in all material respects with the reporting requirements of Section 13 of the Exchange Act. The Offered Securities have been registered pursuant to Section 12 of the Exchange Act. The Offered Securities have not been and will not be approved for listing on any security exchange or be included in any automated quotation system. No additional consent, approval, authorization or order of, or filing, notification or registration with, the Nasdaq is required for the listing and trading of the ADSs on the Nasdaq. Apart from the ADSs issuable upon the conversation of the Offered Securities, the other ADSs that were issued in connection with the Company’s initial public offering and follow-on public offering are registered pursuant to Section 12(b) of the Exchange Act and are validly listed on The Nasdaq Global Market (the “Nasdaq”) under the symbol “JASO.” The Company has taken no action designed to, or

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likely to have the effect of, terminating the registration of the Offered Securities or the ADSs under the Exchange Act or de-listing the ADSs from the Nasdaq, nor has the Company received any notification that the Commission or the Nasdaq is contemplating terminating such registration or listing.

(hh) Internal Controls. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, the Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The general accounting records of the Company and of each of its subsidiaries provide the basis for the preparation of the Company’s consolidated financial statements under U.S. GAAP and have been maintained in compliance with applicable laws.

(ii) Compliance with Internal Controls with the Exchange Act. Except as disclosed in the Registration Statement, the Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the requirements of the Exchange Act that are applicable to the Company and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, the Company is not aware of (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting which is reasonably likely to adversely affect the company’s ability to record, process, summarize or report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting; since the date of the latest audited financial statements included in the Registration Statement, the Pricing Prospectus and the Final Prospectus, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting other than as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus.

(jj) Compliance with Disclosure Controls and Procedures. Except as disclosed in the Registration Statement, the Company and each of its Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act that are applicable to the Company and have been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s principal executive officer

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and principal financial officer by others within those entities and that information required to be disclosed by the Company in the reports that it will file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Commission, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it will file or submit under the Exchange Act are accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate to allow timely decisions regarding required disclosure; such disclosure controls and procedures (i) provide for the periodic evaluation of the effectiveness of such disclosure controls and procedures at the end of the periods in which the periodic reports are required to be prepared and (ii) except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, are effective in all material respects to perform the functions for which they were established.

(kk) Sarbanes-Oxley Compliance. Except as disclosed in the General Disclosure Package, there is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(ll) Absence of Accounting Issues. Except as set forth in the General Disclosure Package, the Company, the Board of Directors or any committee thereof is not reviewing or investigating, and neither the Company’s independent auditors nor its internal auditors have recommended that the Company, the Board of Directors or any committee thereof review or investigate, (i) adding to, deleting, changing the application of, or changing the Company’s disclosure with respect to, any of the Company’s material accounting policies; (ii) any matter which could result in a restatement of the Company’s financial statements for any annual or interim period during the current fiscal year or prior two fiscal years; or (iii) any significant deficiency, material weakness, change in internal controls or fraud involving management or other employees who have a significant role in internal controls.

(mm) Related Party Transactions. No relationship, direct or indirect, including any indebtedness (actual or contingent) or other contract, exists between or among any of the Company or any affiliate of the Company, on the one hand, and any director, officer, shareholder, customer or supplier of the Company or any affiliate of the Company or any person connected with such person (including his/her spouse, children, and any company or undertaking in which he/she holds a controlling interest), on the other hand, which is required by the Securities Act, the Exchange Act or the Rules and Regulations to be described in the Registration Statement, the Pricing Prospectus or the Final Prospectus which is not so described as required. There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company to or for the benefit of any of the officers or directors of the Company or any of their respective family members, except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus. The Company has not, in violation of Sarbanes-Oxley, directly or indirectly, including through a subsidiary, extended or maintained

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credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer of the Company and there is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any other provision of Sarbanes-Oxley.

(nn) Stabilization. Neither the Company nor any of its officers, directors or affiliates (within the meaning of Rule 144 under the Securities Act) has taken or will take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Offered Securities; it being understood and agreed that neither the concurrent offering of the ADSs as described in the Pricing Prospectus under the caption “Description of the Registered ADS Borrow Facility” nor the Capped Call Agreements shall result in a breach of this Section (nn).

(oo) Accurate Disclosure. The statements set forth or incorporated by reference in the Registration Statement, the Pricing Prospectus and Prospectus under the caption “Description of the Notes,” “Description of Concurrent Offering of ADSs,” “Description of the Registered ADS Borrow Facility,” “Description of Capped Call Transaction,” “Description of Share Capital,” “Description of Debt Securities” and “Description of American Depositary Shares”, insofar as they purport to constitute a summary of the terms of the Offered Securities, the current offering of the ADSs, the ADS Lending Agreements, the Capped Call Agreements, the Ordinary Shares, the debt securities and the ADSs, respectively, and under the captions “Taxation” and “Underwriting”, insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair in all material respects.

(pp) Integration of Other Offerings. Neither the Company nor any of its affiliates (within the meaning of Rule 144 under the Securities Act) has, prior to the date hereof, made any offer or sale of any securities which could be “integrated” (within the meaning of the Securities Act and the Rules and Regulations) with the offer and sale of the Offered Securities pursuant to the Registration Statement. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, neither the Company nor any of its affiliates has sold or issued any Relevant Security during the six-month period preceding the date of the Final Prospectus, including but not limited to any sales pursuant to Rule 144A, Regulation D or Regulation S under the Securities Act.

(qq) Registration Rights. Except as disclosed in the General Disclosure Package, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to a Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Securities Act. In particular, except as disclosed in the General Disclosure Package, no holder of any Relevant Security has any rights to require registration of any Relevant Security as part or on account of, or otherwise in connection with, the offer and sale of the Offered

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Securities contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof, and any such waivers remain in full force and effect.

(rr) Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in the General Disclosure Package, will not be required to seek an order to permit registration under the Investment Company Act of 1940 (the “Investment Company Act”).

(ss) No Finder’s Fee. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements and the Capped Call Agreements or, to the Company’s knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters’ compensation as determined by the FINRA.

(tt) Title to Property. Each of the Company and the Subsidiaries owns or leases all such properties (real properties and other properties) as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Registration Statement, the Pricing Prospectus and the Final Prospectus. The Company and the Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Registration Statement, the Pricing Prospectus and the Final Prospectus or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Subsidiaries; and any real property and buildings or other personal property held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases or subleases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries. Neither the Company nor any Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Subsidiary.

(uu) Possession of Intellectual Property. Each of the Company and the Subsidiaries (i) owns or possesses adequate right to use all patents, patent applications, trademarks, service marks, domain names, trade names, trademark registrations, service mark registrations, patents, copyrights, licenses, formulae, customer lists, know-how, other rights to inventions, confidential information and other intellectual property (including trade secrets and other unpatented and/or unpatentable proprietary or

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confidential information, systems or procedures, “Intellectual Property”) necessary for the conduct of their respective businesses as presently conducted and as described in the Registration Statement, the Pricing Prospectus and the Final Prospectus and (ii) have no reason to believe that the conduct of their respective businesses does or will conflict with, and have not received any notice of any claim of conflict with, any such right of others. To the Company’s knowledge, all material technical information developed by and belonging to the Company or any Subsidiary which has not been patented has been kept confidential. Neither the Company nor any Subsidiary has granted, licensed or assigned to any other person or entity any right to manufacture, assemble or sell, on behalf of the Company or any Subsidiary, the current products and services of the Company and its Subsidiaries or those products and services described in the Registration Statement, the Pricing Prospectus and the Final Prospectus. There is no infringement by third parties of any such Intellectual Property; there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s or any Subsidiary’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; and there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company or any Subsidiary infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any other fact which would form a reasonable basis for any such claim.

(vv) Insurance. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, the Company and the Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse Effect. There are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, the Company reasonably believes that it will be able to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

(ww) Tax Filings. Each of the Company and the Subsidiaries has accurately prepared and timely filed all tax returns that are required to be filed by them in all jurisdictions where such returns are required to be filed, which returns are true, complete and correct in all material respects and all Taxes shown on such returns have been paid. All material federal, state, local and foreign taxes, assessments (whether imposed directly or through withholding), governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), including any interest, additions to tax, or penalties applicable thereto (the “Taxes”), due or claimed to be due from the Company and each of its Subsidiaries have been paid, other than those (1) currently

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payable without penalty or interest or (2) being contested in good faith and by appropriate proceedings and for which, in the case of both clauses (1) and (2), adequate reserves have been established on the books and records of the Company and its subsidiaries in accordance with U.S. GAAP. No deficiency assessment with respect to a proposed adjustment of the Company’s or any Subsidiary’s taxes is pending, threatened, proposed, asserted or assessed against the Company and any of its Subsidiaries. The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited financial statements, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business. There is no tax lien imposed by any taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary, except for liens for taxes not yet due and payable or being contested in good faith.

(xx) Absence of Labor Dispute. No labor disturbance by the employees of the Company or any Subsidiary exists or, to the best of the Company’s knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(yy) Environmental Laws. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus and except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. There has been no disposal, discharge, emission, contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary has agreed to assume, undertake or provide indemnification for any liability of any other person under any Environmental Law, including any obligation for cleanup or remedial action, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no pending or, to the best of the Company’s knowledge, threatened, administrative, regulatory or judicial action, claim or notice of noncompliance or

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violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary. No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law. Neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, except as could not, individually or in the aggregate, have a Material Adverse Effect.

(zz) Compliance with Money Laundering Laws. The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with financial record-keeping and reporting requirements of all applicable jurisdictions and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(aaa) Compliance with FCPA and Related Laws. None of the Company or the Subsidiaries, nor, to the Company’s knowledge, any of their respective officers, directors, managers, agents or employees or affiliates have, directly or indirectly, made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality in the United States, the PRC, the Cayman Islands or the British Virgin Islands or any other jurisdiction where either the payment or gift or the purpose of such contribution, payment or gift was, is, or would, after the registration of the Offered Securities under the Exchange Act, be prohibited under applicable law, rule or regulation of any relevant locality, including, but not limited to, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations promulgated thereunder. None of the Company or the Subsidiaries, nor, to the Company’s knowledge, any of their respective officers, directors, managers, agents, employees or affiliates has at any time during the last five years (i) made any unlawful contribution to any candidate for foreign office, or failed to disclose fully any contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States of any jurisdiction thereof.

(bbb) OFAC Compliance. None of the Company or the Subsidiaries, nor, to the Company’s knowledge, any of their respective officers, directors, managers, agents, employees or affiliates thereof is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and neither the Company nor a Subsidiary will, directly or indirectly, use the proceeds of this Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

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(ccc) Absence of Existing Defaults and Conflicts. Neither the Company nor any of the Subsidiaries (i) is in violation of its certificate or articles of incorporation or association, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any of its property or assets pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, foreign or domestic, except (in the case of clause (ii) above), for violations or defaults that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ddd) Liquidity. The section entitled “Operating and Financial Review and Prospects—Liquidity” included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Final Prospectus accurately and fully describes all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect liquidity and are reasonably likely to occur. Neither the Company nor any Subsidiary has any off-balance sheet arrangements as defined in Item 303 of Regulation S-K, except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus.

(eee) Critical Accounting Policies. The section entitled “Operating and Financial Review and Prospects– Critical Accounting Policies” included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Final Prospectus accurately and fully describes in all material respects (1) the accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and which require management’s most difficult, subjective or complex judgments (“Critical Accounting Policies”); (2) the judgments and uncertainties affecting the application of Critical Accounting Policies; and (3) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof.

(fff) Material Contracts. There are no material contracts or documents that are required to be described in the Registration Statement, the Pricing Prospectus or the Final Prospectus or to be filed as exhibits thereto that have not been so described or filed as required.

(ggg) Contingent Obligations. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, there are no outstanding guarantees or other contingent obligations of the Company or any Subsidiary that could reasonably be expected to have a Material Adverse Effect.

(hhh) Employee Benefits. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, the Company has no obligation to provide retirement, death or disability benefits to any of the present or past employees of the Company or any Subsidiary, or to any other person.

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(iii) Payments in Foreign Currency. None of the Company or any of the Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends or other distributions, or from making any other distribution on its equity interest, except as disclosed in the Pricing Prospectus; except as disclosed in the Pricing Prospectus, all dividends and other distributions declared and payable upon the equity interests in the Company, the PRC Subsidiaries and the Overseas Subsidiary may be converted into foreign currency that may be freely transferred out of the British Virgin Islands, the Cayman Islands or the PRC (after complying with applicable procedural requirements described in the Pricing Prospectus) as the case may be, and all such dividends and other distributions are not and, except as disclosed in the Pricing Prospectus, will not be, subject to withholding or other taxes under the laws and regulations of the British Virgin Islands, the Cayman Islands or the PRC and, except as disclosed in the Pricing Prospectus, are otherwise free and clear of any other tax, withholding or deduction in the British Virgin Islands, the Cayman Islands and the PRC, in each case without the necessity of obtaining any Consent in the British Virgin Islands, the Cayman Islands or the PRC, except such as have been obtained.

(jjj) No Immunity. None of the Company or any of the Subsidiaries nor any of their properties, assets or revenues are entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment prior to or in aid of execution of judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of any judgment. The irrevocable and unconditional waiver and agreement of the Company in this Agreement and the Deposit Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement and the Deposit Agreement is valid and binding under the laws of the PRC, the Cayman Islands and the British Virgin Islands.

(kkk) No Transaction or Other Taxes. No stamp or other issuance or transfer taxes or duties are payable by or on behalf of the Underwriters to the PRC, the British Virgin Islands, the Cayman Islands or any political subdivision or taxing authority thereof in connection with (i) the issuance, sale or delivery of the Offered Securities to the Underwriters or (ii) the issuance of any Ordinary Shares upon the conversion of the Offered Securities and (iii) the deposit with the Depositary of any Ordinary Shares against the issuance of the corresponding ADSs and related ADRs.

(lll) Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(mmm) Passive Foreign Investment Company. Based on the Company’s current income and assets and the Company’s anticipated utilization of the cash raised in the Offering, the Company presently does not believe that it should be classified as a “passive foreign investment company” for the current taxable year, as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, and, except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, the Company does not anticipate becoming a passive foreign investment company in future taxable years.

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(nnn) No Broker-Dealer Affiliation. There are no affiliations or associations between any member of the FINRA and any of the officers or directors of the Company or the Subsidiaries, or holders of 5% or greater of the securities of the Company.

(ooo) Validity of Choice of Law. The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the Cayman Islands, the British Virgin Islands and the PRC and will be honored by courts in the Cayman Islands, the British Virgin Islands and the PRC. The Company has the power to submit, and, pursuant to Section 17 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of any court of the State of New York or the United State District Court for the Southern District of the State of New York (each, a “New York Court”) and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court; and the Company has the power to designate, appoint and empower, and pursuant to Section 16 of this Agreement has legally, validly, effectively and irrevocably designated, appointed and empowered CT Corporation System as its authorized agent for service of process in any action arising out of or relating to this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements, the Final Prospectus, the Registration Statement, the ADS Registration Statement or the offering of the Offered Securities in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 16 hereof.

(ppp) Proper Form of Agreements. Each of this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements and the Capped Call Agreements is in proper form to be enforceable in the Cayman Islands, the British Virgin Islands and the PRC in accordance with its terms; to ensure the legality, validity, enforceability or admissibility into evidence in the Cayman Islands, the British Virgin Islands or the PRC of this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements or the Capped Call Agreements, it is not necessary that this Agreement or the Deposit Agreement be filed or recorded with any court or other authority in the Cayman Islands, the British Virgin Islands or the PRC (other than court filings in the ordinary course of proceedings) or that any stamp or similar tax in the Cayman Islands, the British Virgin Islands or the PRC (other than nominal stamp or similar tax payable in the ordinary course of proceedings) be paid on or in respect of this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements or any other documents to be furnished hereunder.

(qqq) Enforceability of Judgments. Any final judgment for a fixed or readily calculable sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements or the Capped Call Agreements and any instruments or agreements entered into for the consummation of the transactions contemplated herein and

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therein would be declared enforceable against the Company without re-examination or review of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon or payment of any stamp, registration or similar tax or duty (i) by the courts of the Cayman Islands, provided that (A) such courts had proper jurisdiction over the parties subject to such judgment, (B) such courts did not contravene the rules of natural justice of the Cayman Islands, (C) such judgment was not obtained by fraud, (D) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (E) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (F) there is due compliance with the correct procedures under the laws of the Cayman Islands, and (ii) by the courts of the British Virgin Islands, provided that (A) such courts had proper jurisdiction over the parties subject to such judgment, (B) such courts did not contravene the rules of natural justice of the British Virgin Islands, (C) such judgment was not obtained by fraud, (D) the enforcement of the judgment would not be contrary to the public policy of the British Virgin Islands, (E) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands and (F) there is due compliance with the correct procedures under the laws of the British Virgin Islands; and any final judgment for a fixed or readily calculable sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements or the Capped Call Agreements and any instruments or agreements entered into for the consummation of the transactions contemplated herein and therein may be recognized and declared enforceable against the Company by the courts of the PRC, and, if required, render an order of execution to enforce it, in accordance with the applicable provisions of the Civil Procedure Law of the PRC then in force relating to the enforceability of foreign judgments, provided that (A) the judgment was legally effective, (B) application for recognition and enforcement by the party concerned was made to the intermediate court of the PRC which has jurisdiction, (C) application for recognition and enforcement by the foreign court was made in accordance with the provisions of the international treaties concluded or acceded to by the United States and the PRC or with the principle of reciprocity, (D) the judgment was reviewed by the PRC court which has jurisdiction in accordance with the international treaties concluded or acceded to by the People’s Republic of China or on the principle of reciprocity, and (E) the PRC court concluded that the judgment does not violate the state sovereignty, security or public interest of the PRC.

(rrr) Free Writing Prospectuses. The Company has complied with the requirements of Rule 433 under the Securities Act with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to any such Issuer Free Writing Prospectus. The Company has not (i) distributed any offering material in connection with the Offering other than the Pricing Prospectus, the Final Prospectus, and any Issuer Free Writing Prospectus set forth on Schedule B hereto, or (ii) filed, referred to, approved, used or authorized the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Offered Securities, except for any Issuer Free Writing Prospectus set forth in Schedule B hereto previously approved by the Representatives and any electronic road show previously approved by the Representatives.

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(sss) SAFE Compliance. Except as disclosed in the General Disclosure Package, the Company has taken, or is in the process of taking, best efforts to comply with, and to cause compliance by all of the Company’s 5% or more shareholders, directors and officers and option holders, who are PRC residents or PRC citizens with any applicable rules and regulations of the State Administration of Foreign Exchange (the “SAFE Rules and Regulations”), including without limitation, requiring each such shareholder, director and officer or option holder, that is, or is directly or indirectly owned or controlled by, a PRC resident or PRC citizen to complete any registration and other procedures required under applicable SAFE Rules and Regulations.

(ttt) No Trading. None of the Company or any of the Subsidiaries is engaged in any trading activities involving commodity contracts or other trading contracts which are not currently traded on a securities or commodities exchange and for which the market value cannot be determined.

(uuu) M&A Rules. The Company is aware of and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange of the PRC on August 8, 2006 (the “M&A Rules”), in particular the relevant provisions thereof which purport to require offshore special purpose vehicles (“SPVs”) formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on stock exchange located outside of the PRC; the Company has received legal advice specifically with respect to the M&A Rules from its PRC counsel and the Company understands such legal advice; and the Company has fully communicated such legal advice from its PRC counsel to each of its directors that signed the Registration Statement and each such director has confirmed that he or she understands such legal advice.

(vvv) M&A Clarifications. Based on legal advice from its PRC counsel, the issuance and sale of the Ordinary Shares and the ADSs, the listing and trading of the ADSs on the Nasdaq or the consummation of the transactions contemplated by this Agreement, the Deposit Agreement and the Power of Attorney (as hereinafter defined) is not and will not be, as of the date hereof or at each Delivery Date (as hereinafter defined), adversely affected by the M&A Rules or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the M&A Rules, including the guidance and notices issued by the CSRC on September 8 and September 21, 2006, (collectively, the “M&A Rules and Related Clarifications”).

(www) Non-applicability of M&A Rules. Based on legal advice from its PRC counsel, as of the date of the Pricing Prospectus and as of the date hereof, the M&A Rules did not and do not require the Company to obtain the approval of the

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CSRC prior to the issuance and sale of the Ordinary Shares and the ADSs, the listing and trading of the ADSs on the Nasdaq, or the consummation of the transactions contemplated by this Agreement, the Deposit Agreement and the Power of Attorney.

(xxx) Disclosure of M&A Rules. The statements set forth in the Pricing Prospectus under the captions “Risk Factors – Risks Related to Doing Business in China – PRC rules on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business” are fair and accurate summaries of the matters described therein, and nothing has been omitted from such summaries which would make the same misleading in any material respect.

(yyy) Representation of Officers. Any certificate signed by or on behalf of the Company and delivered to the Representatives or to counsel for the Underwriters shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

3. Purchase, Sale and Delivery of Offered Securities. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to sell to the Underwriters, and the Underwriters agree, severally and not jointly, to purchase from the Company, at a purchase price of 97.75% of the principal amount thereof, the respective principal amounts of Firm Securities set forth opposite the names of the Underwriters in Schedule A, as the case may be, hereto.

The Company will deliver the Firm Securities to the Representatives for the accounts of the Underwriters in a form reasonably acceptable to the Representatives against payment of the purchase price by the Underwriters in Federal (same day) funds by official bank check or checks or wire transfer to an account at a bank acceptable to the Representatives drawn to the order of the Company, at the Hong Kong office of Simpson Thacher & Bartlett LLP, at 9:00 A.M., New York time, on May 19, 2008, or at such other time not later than seven full business days thereafter as the Representatives and the Company determine, such time being herein referred to as the “First Closing Date.” For purposes of Rule 15c6-1 under the Exchange Act, the First Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Offered Securities sold pursuant to the offering. The Firm Securities so to be delivered will be in the form of one or more permanent global Securities in definitive form, in such denominations and registered in such names as the Representatives request and will be made available for checking and packaging at the above office or such other place designated by the Representatives at least 24 hours prior to the First Closing Date. The Company shall deliver the Firm Securities through the facilities of the Depository Trust Company (“DTC”) unless the Representatives shall otherwise instruct.

In addition, upon written notice from the Representatives given to the Company from time to time not more than 30 days subsequent to the date of the Final Prospectus, the Underwriters may purchase all or less than all of the Optional Securities at the purchase price per principal amount of the Firm Securities. The Company agrees to sell to the Underwriters the principal amount of Optional Securities specified in such notice and the Underwriters agree, severally and not jointly, to purchase such Optional

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Securities. Such Optional Securities shall be purchased for the account of each Underwriter in the same proportion as the principal amount of Firm Securities set forth opposite such Underwriter’s name bears to the total principal amount of Firm Securities (subject to adjustment by the Representatives to eliminate fractions) and may be purchased by the Underwriters only for the purpose of covering over-allotments made in connection with the sale of the Firm Securities. No Optional Securities shall be sold or delivered unless the Firm Securities previously have been, or simultaneously are, sold and delivered. The right to purchase the Optional Securities or any portion thereof may be exercised from time to time and to the extent not previously exercised may be surrendered and terminated at any time upon notice by the Representatives to the Company.

Each time for the delivery of and payment for the Optional Securities, being herein referred to as an “Optional Closing Date”, which may be the First Closing Date (the First Closing Date and each Optional Closing Date, if any, being sometimes referred to as a “Closing Date”), shall be determined by the Representatives but shall be not later than five full business days after written notice of election to purchase Optional Securities is given. The Company will deliver the Optional Securities being purchased on each Optional Closing Date to the Representatives for the accounts of the several Underwriters in a form reasonably acceptable to the Representatives, against payment of the purchase price therefor in Federal (same day) funds by official bank check or checks or wire transfer to an account at a bank acceptable to the Representatives drawn to the order of the Company, at the above office. The Optional Securities being purchased on each Optional Closing Date will be in the form of one or more permanent global Securities in definitive form, in such denominations and registered in such names as the Representatives request upon reasonable notice prior to such Optional Closing Date and will be made available for checking and packaging at the above office or such other place designated by the Representatives at a reasonable time in advance of such Optional Closing Date. The Company shall deliver the Optional Securities through the facilities of DTC unless the Representatives shall otherwise instruct.

4. Offering by Underwriters. It is understood that the several Underwriters propose to offer the Offered Securities for sale to the public as set forth in the Final Prospectus.

5. Certain Agreements of the Company. The Company agrees, with the several Underwriters that:

(a) Additional Filings. The Company has filed or will file each Statutory Prospectus (including the Final Prospectus) pursuant to and in accordance with Rule 424(b)(2) (or, if applicable and consented to by Representatives, subparagraph (5)) not later than the second business day following the earlier of the date it is first used or the date of this Agreement. The Company has complied and will comply with Rule 433.

(b) Filing of Amendments; Response to Commission Requests. The Company will promptly advise the Representatives of any proposal to amend or supplement the Registration Statement or any Statutory Prospectus (including any document incorporated by reference therein) at any time and will afford the Representatives a reasonable opportunity to comment on any such proposed amendment or supplement and will not effect such amendment or supplementation without the consent of the Representatives and the Company will also advise the Representatives promptly of (1) the filing of any such amendment or

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supplement, (2) any request by the Commission or its staff for any amendment to any Registration Statement, for any supplement to any Statutory Prospectus (including any document incorporated by reference therein) or for any additional information, (3) the institution by the Commission of any stop order proceedings in respect of a Registration Statement or the threatening of any proceeding for that purpose, and (4) the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered Securities in any jurisdiction or the institution or threatening of any proceedings for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and obtain as soon as possible its lifting, if issued.

(c) Continued Compliance with Securities Law. If, at any time when a prospectus relating to the Offered Securities (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is (or but for the exemption in Rule 172 under the Securities Act would be) required to be delivered under the Securities Act in connection with sales by any Underwriter or dealer, any event occurs as a result of which the Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or supplement the Final Prospectus to comply with the Securities Act, the Company will promptly notify the Representatives of such event and will promptly prepare and file with the Commission and furnish, at its own expense, to the Underwriters and dealers and any other dealers upon request of the Representatives an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance. Neither the Representatives’ consent to, nor the Underwriters’ delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7.

(d) Rule 158. As soon as practicable, but not later than 16 months, after the date of this Agreement, the Company will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the date of this Agreement and satisfying Section 11(a) of the Act and Rule 158 under the Securities Act.

(e) Furnishing of Prospectus. The Company will furnish to the Representatives copies of the Registration Statement (of which two will be signed), including all exhibits, any related Preliminary Prospectus, and, so long as a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Securities Act, the Final Prospectus and each Issuer Free Writing Prospectus and all amendments and supplements to such documents, in each case in such quantities as the Representatives request. The Final Prospectus shall be so furnished on or prior to 3:00 P.M., New York time, on the business day following the execution and delivery of this Agreement. All other such documents shall be so furnished as soon as available. The Company will pay the expenses of printing and distributing to the Underwriters all such documents.

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(f) Prompt Filing of Amendments or Supplements. The Company will file promptly with the Commission any amendment or supplement to the Registration Statement or the Final Prospectus that may, in the judgment of the Company or the Representatives, be required by the Securities Act or requested by the Commission.

(g) Consent of Representatives to Filing. Prior to filing with the Commission any amendment or supplement to the Registration Statement or the Final Prospectus, the Company will furnish a copy thereof to the Representatives and counsel for the Underwriters and obtain the consent of the Representatives to the filing.

(h) Blue Sky Qualifications. The Company will arrange for the qualification of the Offered Securities for sale and the determination of their eligibility for investment under the laws of such jurisdictions as the Representatives designate and will continue such qualifications in effect so long as required for the distribution.

(i) Reporting Requirements. During the period of five years after the date of this Agreement, the Company will furnish to the Representatives and, upon request, to each of the other Underwriters, if any, as soon as practicable after the end of each fiscal year, a copy of its annual report to stockholders for such year; and the Company will furnish to the Representatives (1) as soon as available, a copy of each report and any definitive proxy statement of the Company filed with the Commission under the Exchange Act or mailed to stockholders, and (2) from time to time, such other information concerning the Company as the Representatives may reasonably request. However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), it is not required to furnish such reports or statements to the Underwriters.

(j) Payment of Expenses. Whether or not the transactions contemplated by this Agreement, the Indenture, the Registration Statement and the Final Prospectus are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including, but not limited to, the following: (i) all expenses in connection with the preparation, printing and filing of the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus, any Issuer Free Writing Prospectus, the Final Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the Offered Securities under the Securities Act and the Offering; (iii) the cost of reproducing this Agreement, the Deposit Agreement and any agreement among Underwriters, “Blue Sky” survey, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering; provided that in the case of the production of closing document volumes, with the company’s prior consent; (iv) any filing fees and other expenses (including fees and disbursements of counsel to the Company) in connection with the qualification of the Offered Securities for offering and sale and determination of their eligibility for investment under state or foreign securities or “Blue Sky” laws as provided in Section 5(h) hereof, including the fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with any “Blue

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Sky” survey and the preparation and printing of memoranda relating thereto; (v) all expenses in connection with the preparation, printing and distribution of any Preliminary Prospectus and the Final Prospectus for distribution in Canada, often in the form of a Canadian “wrapper” (except related fees and expenses of Canadian counsel to the Underwriters); (vi) expenses incurred in distributing any Statutory Prospectuses and the Final Prospectus (including any amendments and supplements thereto) to the Underwriters and for expenses incurred for preparing, printing and distributing any Issuer Free Writing Prospectus to investors or prospective investors, (vii) any costs and expenses related to securing any required review by the FINRA of the terms of the Offering (including filing fees incident to, and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith); (viii) all fees and expenses in connection with issuing and listing the ADSs issuable upon the conversion of the Offered Security on the Nasdaq or any other applicable listing or other fees; (ix) all travel expenses of the Company’s officers and employees and any other expense of the Company incurred in connection with any “road show” or attending or hosting meetings with prospective purchasers of the Offered Securities (such travel and other expenses in connection with such meetings, collectively, the “Road Show Expenses”); (x) all fees and expenses of the Trustee or any agent thereof, and (xi) all costs and expenses related to the transfer and delivery of the Offered Securities to the Underwriters, including any transfer or other taxes payable thereon. The Company also shall pay or cause to be paid: (A) the cost of preparing certificates representing the Offered Securities and the Underlying Securities; (B) the cost and charges of any transfer agent, registrar or depositary for the Offered Securities and the Underlying Securities; and (C) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 5.

(k) Use of Proceeds. The Company shall apply the net proceeds from the sale of the Offered Securities being sold by the Company as set forth in the “Use of Proceeds” section of the General Disclosure Package, and, the Company does not intend to use any of the proceeds from the sale of the Offered Securities hereunder to repay any outstanding debt owed to any affiliate of any Underwriter.

(l) Absence of Manipulation. The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the Securities Act) not to take, directly or indirectly, any action designed to or which would constitute or which might reasonably be expected to constitute, cause or result in stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Offered Securities.

(m) Taxes. The Company will indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Offered Securities and on the execution and delivery of this Agreement. All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

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(n) Restriction on Sale of Securities. For a period specified below (the “Lock-Up Period”), the Company will not, directly or indirectly, take any of the following actions with respect to any Relevant Securities (“Lock-Up Securities”): (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of Lock-Up Securities, except with respect to the issuance of Ordinary Shares upon the exercise of Company Stock Options outstanding on the date hereof; (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Lock-Up Securities within the meaning of Section 16 of the Exchange Act or (v) file with the Commission a registration statement under the Securities Act relating to Lock-Up Securities, or publicly disclose the intention to take any such action, without the prior written consent of the Representatives and to cause each officer, director and shareholder of the Company set forth on Schedule C hereto to furnish to the Representatives, prior to the First Closing Date, a letter or letters, substantially in the form of Annex A hereto (the “Lock-Up Agreements”). Except in accordance with the provisions of the lock-up letters substantially in the forms attached as Annex A, for the period specified in such letter, the Company shall not allow the employees listed in Schedule C to sell or otherwise transfer, without the prior written consent of the Representatives, any Securities or securities convertible into or exchangeable or exercisable for any shares of Securities. The initial Lock-Up Period will commence on the date hereof and continue for 90 days after the date of the commencement of the public offering of the Offered Securities or such earlier date that the Representatives consent to in writing; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension. The Company will provide the Representatives with notice of any announcement described in clause (2) of the preceding sentence that gives rise to an extension of the Lock-Up Period.

(o) Listing of Securities. The Company shall use it best efforts to maintain or effect the listing of any ADSs issuable upon conversion of the Offered Securities on the NASDAQ Global Market.

(p) Performance of Obligations. The Company will use its best efforts to do and perform all things required to be done or performed under this Agreement by the Company prior to each Closing Date and to satisfy all conditions precedent to the delivery of the Firm Securities and the Optional Securities.

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(q) SAFE Compliance. The Company shall comply with the SAFE Rules and Regulations, and shall use its best efforts to cause, if applicable, its 5% or more shareholders, directors and officers and option holders that are, or that are directly or indirectly owned or controlled by, PRC residents or PRC citizens, to comply with the SAFE Rules and Regulations applicable to them in connection with the Company, including without limitation, requesting such shareholder, directors and officers and option holder, that is, or is directly or indirectly owned or controlled by, a PRC resident or PRC citizen to complete any registration and other procedures required under applicable SAFE Rules and Regulations.

(r) D&O Insurance. The Company maintains or, prior to the First Closing Date, the Company will purchase insurance covering its directors and officers for liabilities or losses arising in connection with this Offering, including, without limitation, liabilities or losses arising under the Securities Act, the Exchange Act and the Rules and Regulations.

(s) Deposit Agreement. The Company will comply with the terms of the Deposit Agreement so that ADSs will be delivered by the Depositary to each Underwriter’s participant account in DTC, pursuant to this Agreement at the applicable Closing Date.

(t) Cayman Islands Approvals. The Company agrees (i) not to attempt to avoid any judgment obtained by it or denied to it in a court of competent jurisdiction outside the Cayman Islands; (ii) following the consummation of the offering of the Offered Securities, it will use its best efforts to obtain and maintain all approvals required in the Cayman Islands to pay and remit outside the Cayman Islands all interests or other payments payable by the Company on the Offered Securities and all dividends declared by the Company and payable on the Ordinary Shares in the form of ADSs; and (iii) it will use its best efforts to obtain and maintain all approvals required in the Cayman Islands for the Company to acquire sufficient foreign exchange for the payment of interests, dividends and all other relevant purposes.

(u) Sarbanes-Oxley Compliance. The Company will use its best efforts to comply with Sarbanes-Oxley, and to use its best efforts to cause the Company’s directors and officers, in their capacities as such, to comply in with Sarbanes-Oxley.

(v) OFAC. The Company will not directly or indirectly use the proceeds of the Offered Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

6. Free Writing Prospectuses. b) The Company represents and agrees that, unless it obtains the prior consent of the Representatives, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by the Company and the Representatives is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated and agrees that it will treat each Permitted Free

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Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 164 and Rule 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.

(a) The Company will prepare a Final Term Sheet relating to the Offered Securities, containing only the information that describes the final terms of the Offered Securities and otherwise in a form consented to by Representatives, and will file such final term sheet within the period required by Rule 433(d)(5)(ii) following the date such final terms have been established for all classes of the offering of the Offered Securities. Any such final term sheet is an Issuer Free Writing Prospectus and a Permitted Free Writing Prospectus for purposes of this Agreement. The Company also consents to the use by any Underwriter of a free writing prospectus that contains only (i)(x) information describing the preliminary terms of the Offered Securities or their offering or (y) information that describes the final terms of the Offered Securities or their offering and that is included in the Final Term Sheet of the Company contemplated in the first sentence of this subsection or (ii) other information that is not “issuer information,” as defined in Rule 433, it being understood that any such free writing prospectus referred to in clauses (i) or (ii) above shall not be an Issuer Free Writing Prospectus for purposes of this Agreement.

(b) The Company represents that it has satisfied and agrees that it will satisfy the conditions in Rule 433 to avoid a requirement to file with the Commission any electronic road show.

7. Conditions of the Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Firm Securities on the First Closing Date and the Optional Securities to be purchased on each Optional Closing Date will be subject to the accuracy of the representations and warranties on the part of the Company herein (as though made on such Closing Date), to the accuracy of the statements of officers of the Company made pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a) Accountant’s Comfort Letter. The Underwriters signing the Underwriting Agreement shall have received letters, addressed to the Underwriters, dated the date hereof and each Closing Date, of PricewaterhouseCoopers confirming that they are a registered public accounting firm and independent public accountants within the meaning of the Securities Act and the applicable published Rules and Regulations and substantially in the form of Schedule D hereto.

(b) Effectiveness of Registration Statement. The Final Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) of this Agreement.

(c) Absence of Stop Order. Prior to the Closing Date, no stop order suspending the effectiveness of a Registration Statement or any part thereof shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company or the Representatives, shall be contemplated by the Commission.

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(d) No Material Adverse Change. Since the date of the latest audited financial statements included in the most recent Preliminary Prospectus, (a) neither the Company nor any of its subsidiaries shall have sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree and (b) there shall not have occurred any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, stockholders’ equity business, management properties or prospects of the Company and its subsidiaries taken as a whole which, in the judgment of the Representatives, is material and adverse and makes it impractical or inadvisable to market the Offered Securities or to enforce contracts for the sale of the Offered Securities.

(e) Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change in either U.S., Cayman Islands, British Virgin Islands, PRC or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of the Representatives, impractical to market or to enforce contracts for the sale of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market; (ii) any suspension or material limitation of trading in securities generally on the New York Stock Exchange, the American Stock Exchange, the Nasdaq Stock Market, the Hong Kong Stock Exchange or London Stock Exchange, or any material disruption in the settlement of such trading, or any setting of minimum or maximum prices for trading on such exchanges or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction; (iii) or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (iv) any banking moratorium declared by any U.S. federal, New York, Cayman Islands, British Virgin Islands, London, Hong Kong or PRC authorities; (v) any major disruption of settlements of securities, payment, or clearance services in the United States, the Cayman Islands, the British Virgin Islands, the United Kingdom, Hong Kong, the PRC or any other country where such securities are listed or (vi) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, the Cayman Islands, the British Virgin Islands, the United Kingdom, Hong Kong or the PRC, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of the Representatives, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to market the Offered Securities or to enforce contracts for the sale of the Offered Securities.

(f) Opinion of U.S. Counsel for Company. The Representatives and Credit Suisse (Hong Kong) Limited shall have received an opinion, dated such Closing Date, of Skadden, Arps, Slate, Meagher & Flom, counsel for the Company, substantially in the form attached hereto as Annex B-1. The Capped Call Counterparties shall have received an opinion, dated as of the Closing Date, of Skadden, Arps, Slate, Meagher & Flom, counsel for the Company, substantially in the form attached hereto as Annex B-2.

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(g) Opinion of Cayman Islands Counsel for Company. The Representatives and Credit Suisse (Hong Kong) Limited shall have received an opinion, dated such Closing Date, of Conyers Dill & Pearman, Cayman Islands counsel for the Company, substantially in the form as Annex C hereto.

(h) Opinion of PRC Counsel for Company. The Representatives and Credit Suisse (Hong Kong) Limited shall have received an opinion, dated such Closing Date, of Tian Yuan Law Firm, PRC counsel for the Company, substantially in the form attached hereto as Annex D.

(i) Opinion of British Virgin Islands Counsel for Company. The Representatives and Credit Suisse (Hong Kong) Limited shall have received an opinion, dated such Closing Date, of Conyers Dill & Pearman, British Virgin Islands counsel for the Company, substantially in the form attached hereto as Annex E.

(j) Opinion of PRC Counsel for Underwriters. The Representatives and Credit Suisse (Hong Kong) Limited shall have received from King & Wood, PRC counsel for the Underwriters, such opinion or opinions, dated such Closing Date, with respect to such matters as the Representatives may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(k) Opinion of U.S. Counsel for Underwriters. The Representatives and Credit Suisse (Hong Kong) Limited shall have received from Simpson Thacher & Bartlett LLP, U.S. counsel for the Underwriters, such opinion or opinions, dated such Closing Date, with respect to such matters as the Representatives and Credit Suisse (Hong Kong) Limited may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters. In rendering such opinion, Simpson Thacher & Bartlett LLP may rely as to all matters governed by Cayman Islands law and British Virgin Islands law upon the opinion of Conyers Dill & Pearman referred to above and all matters governed by PRC law upon the opinion of Tian Yuan Law Firm and the opinion of King & Wood, each as referred to above.

(l) Opinion of Depositary’s Counsel. The Representatives and Credit Suisse (Hong Kong) Limited shall have received an opinion, dated such Closing Date, of Emmet Marvin & Martin LLP, counsel for the Depositary, to the effect set forth in Annex F thereto.

(m) Officers’ Certificate. The Representatives and Credit Suisse (Hong Kong) Limited shall have received a certificate, dated such Closing Date, of an executive officer of the Company and a principal financial or accounting officer of the Company in which such officers shall state that: the representations and warranties of the Company in this Agreement are true and correct; the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; no stop order suspending the effectiveness of the Registration Statement or any part thereof has been issued and no proceedings for that purpose have been instituted or are contemplated by the Commission; and, subsequent

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to the date of the most recent financial statements in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole except as set forth in the General Disclosure Package or as described in such certificate.

(n) CEO and CFO’s Certificates. The Representatives and Credit Suisse (Hong Kong) Limited shall have received a certificate of the chief executive officer and the chief financial officer, dated the date hereof and a certificate of the chief executive officer and the chief financial officer dated such Closing Date, with respect to certain financial information contained in the Registration Statement and the Final Prospectus and other financial information of the Company, substantially in the form set forth in Annex G hereto.

(o) Lock-up Agreements. On or prior to the date of this Agreement, the Representatives shall have received lock-up letters substantially in the form attached as Annex A from the persons listed in Schedule C.

(r) Execution of Deposit Agreement. The Company and the Depositary shall have executed and delivered the Deposit Agreement and the Deposit Agreement shall be in full force and effect and the Company and the Depositary shall have taken all action necessary to permit the deposit of the Ordinary Shares and the issuance of the Offered Securities in accordance with the Deposit Agreement.

(p) DTC Eligibility. On or prior to the First Closing Date, the Offered Securities shall be eligible for clearance and settlement through the facilities of DTC.

(q) No Unapproved Supplemental Disclosure. No Issuer Free Writing Prospectus, Preliminary Prospectus, amendment or supplement to the Registration Statement, ADS Registration Statement or Final Prospectus shall have been filed to which the Representatives object in writing.

(r) M&A Rules. There shall not be any adverse legislative or regulatory developments related to the M&A Rules and Related Clarifications which in the sole judgment of the Representatives (after consultation with the Company if practicable) would make it inadvisable to proceed with the public offering or the delivery of the Offered Securities being delivered at such delivery date (“Delivery Date”) on the terms and in the manner contemplated in this Agreement (including any such development that results in either PRC counsel to the Company or PRC counsel to the Underwriters not being able to confirm, at such Delivery Date, the respective opinions of such counsel).

(s) Borrowed ADS Offering. The concurrent offering of the ADSs borrowed pursuant to the ADS Lending Agreement substantially on the terms described in the Final Prospectus shall have been consummated on the Closing Date.

The Company will furnish the Representatives with such conformed copies of such opinions, certificates, letters and documents as the Representatives reasonably requests. The Representatives may in their sole discretion waive on behalf of the Underwriters compliance with any conditions to the obligations of the Underwriters hereunder, whether in respect of an Optional Closing Date or otherwise.

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8. Indemnification and Contribution.

(a) The Company will indemnify and hold harmless each Underwriter and its respective partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls such Underwriter, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each, an “Indemnified Party”), against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Securities Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement, any Statutory Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus, or in any amendment or supplement thereto or any “road show” (as defined in Rule 433) not constituting an Issuer Free Writing Prospectus (a “Non-Prospectus Road Show”) or any “Blue Sky” application or other document prepared or executed by the Company (or based upon any written information furnished by the Company for use therein) specifically for the purpose of qualifying any or all of the Offered Securities under the securities laws of any state or other jurisdiction (any such application, document or information being hereinafter called a “Blue Sky Application”), or, in each case, arise out of or are based upon the omission or alleged omission, of a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above, as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives, if any, specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (b) below.

(b) Each Underwriter will severally and not jointly indemnify and hold harmless the Company, each of its directors and each of its officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each an “Underwriter Indemnified Party”), against any losses, claims, damages or liabilities to which such Underwriter Indemnified Party may become subject, under the Securities Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of any

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Registration Statement, any Statutory Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus, or in any amendment or supplement thereto or in any Non-Prospectus Road Show or Blue Sky Application or arise out of or are based upon the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives, if any, specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Underwriter Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability , action, litigation, investigation or proceeding whatsoever (whether or not such Underwriter Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission, as such expenses are incurred, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Final Prospectus furnished on behalf of each Underwriter: the information contained in the first paragraph under the caption “Underwriting – Stabilization, Short Positions and Penalty Bids.”

(c) Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, (A) without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of any judgment with respect to any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement, compromise or consent (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party or (B) be liable for any settlement of any such action effected without its written

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consent (which consent shall not be unreasonably withheld), but if settled with the consent of the indemnifying party or if there be a final judgment of the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.

(d) If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d).

(e) The obligations of the Company under this Section shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter

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within the meaning of the Securities Act; and the obligations of the Underwriters under this Section shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director of the Company, to each officer of the Company who has signed a Registration Statement and to each person, if any, who controls the Company within the meaning of the Securities Act.

9. Default of Underwriters. If any Underwriter or Underwriters default in their obligations to purchase Offered Securities hereunder on either the First Closing Date or any Optional Closing Date and the aggregate principal amount of Offered Securities that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total principal amount of Offered Securities that the Underwriters are obligated to purchase on such Closing Date, the Representatives may make arrangements satisfactory to the Company for the purchase of such Offered Securities by other persons, including any of the Underwriters, but if no such arrangements are made by such Closing Date, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Offered Securities that such defaulting Underwriters agreed but failed to purchase on such Closing Date. If any Underwriter or Underwriters so default and the aggregate principal amount of Offered Securities with respect to which such default or defaults occur exceeds 10% of the total principal amount of Offered Securities that the Underwriters are obligated to purchase on such Closing Date and arrangements satisfactory to the Representatives and the Company for the purchase of such Offered Securities by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Company, except as provided in Section 10 (provided that if such default occurs with respect to Optional Securities after the First Closing Date, this Agreement will not terminate as to the Firm Securities or any Optional Securities purchased prior to such termination). As used in this Agreement, the term “Underwriter” includes any person substituted for an Underwriter under this Section. Nothing herein will relieve a defaulting Underwriter from liability for its default.

10. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities. If this Agreement is terminated pursuant to Section 9 or if for any reason the purchase of the Offered Securities by the Underwriters is not consummated, the Company shall remain responsible for the expenses to be paid or reimbursed by them pursuant to Section 5 and the respective obligations of the Company and the Underwriters pursuant to Section 8 shall remain in effect, and if any Offered Securities have been purchased hereunder the representations and warranties in Section 2 and all obligations under Section 5 shall also remain in effect. If the purchase of the Offered Securities by the Underwriters is not consummated for any reason other than solely because of the termination of this Agreement pursuant to Section 9 hereof, the Company will reimburse the Underwriters for all out-of-pocket accountable expenses actually incurred (including but not limited to fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities and the respective obligations of the Company and the Underwriters pursuant to Section 8 hereof shall remain in effect.

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11. Notices. All communications hereunder will be in writing and, if sent to the Underwriters, will be mailed, delivered or telegraphed and confirmed to Lehman Brothers Inc., 1271 Avenue of the Americas, 42nd Floor, New York, New York 10020, Attention: Syndicate Registration, Fax: +1 (646) 834-8133 with a copy, in the case of any notice pursuant to Section 8 of this Agreement, to the Director of Litigation, Office of the General Counsel, Lehman Brothers Inc., 399 Park Avenue, 10th Floor, New York, N.Y. 10022, Fax: +1 (212) 520-0421 and Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, N.Y. 10010-3629, Attention: LCD-IBD, Fax: +1 (212) 325 6665 and Credit Suisse (Hong Kong) Limited, 45th Floor, Two Exchange Square, 8 Connaught Road, Central, Hong Kong, Attention: LCD-IBD, Fax: +852 2101-7725, with a copy to Underwriters’ U.S. counsel, Simpson Thacher & Bartlett LLP, 35/F, ICBC Tower, 3 Garden Road, Central, Hong Kong, Attention: Leiming Chen, Fax: +(852) 2869-7694, and if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at JA Solar Holdings Co., Ltd., Jinglong Group Industrial Park, Jinglong Street, Ningjin, Hebei province 055550, People’s Republic of China, Attention: Huaijin Yang, CEO, Fax: +(86) 319-580-0760, with a copy to the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, Attention: Gregory G.H. Miao, Fax: +(852) 3740-4700; provided, however, that any notice to an Underwriter pursuant to Section 8 will be mailed, delivered by hand or sent via facsimile and confirmed to such Underwriter.

12. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 8, and no other person will have any right or obligation hereunder.

13. Representation of Underwriters. The Representatives will act for the several Underwriters in connection with this financing, and any action under this Agreement taken by the Representatives jointly will be binding upon all the Underwriters.

14. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

15. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a) the Representatives have been retained solely to act as underwriters in connection with the sale of the Offered Securities and no fiduciary, advisory or agency relationship between the Company and the Representatives has been created in respect of any of the transactions contemplated by this Agreement or the Final Prospectus, irrespective of whether the Representatives have advised or are advising the Company on other matters;

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(b) the price of the Offered Securities set forth in this Agreement was established by the Company following discussions and arms-length negotiations with the Representatives and the Company is capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) it has been advised that the Representatives and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and the Representatives have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) it waives, to the fullest extent permitted by law, any claims it may have against the Representatives for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Representatives shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of the Company.

16. Research Independence. In addition, the Company acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of their respective investment banking divisions. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ investment banking divisions. The Company acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the Company.

17. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

The Company hereby submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in Federal and state courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company irrevocably appoints CT Corporation System, currently of 111 Eighth Avenue, New York, NY, 10011, as each of their authorized agent in the Borough of Manhattan in

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The City of New York upon which process may be served in any such suit or proceeding, and agree that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 11 hereof, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

The obligation of the Company pursuant to this Agreement in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

44

If the foregoing is in accordance with the Representatives understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement between the Company in accordance with its terms.

Very truly yours,

JA SOLAR HOLDINGS CO., LTD.

By
Name:	Huaijin Yang
Title:	Chief Executive Officer

[Signature Page to CB Underwriting Agreement]

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

Acting on behalf of themselves and the following Underwriters:

NEEDHAM & COMPANY LLC
PIPER JAFFRAY & CO.

By LEHMAN BROTHERS INC.

By:
Name:
Title:

By CREDIT SUISSE SECURITIES (USA) LLC

By:
Name:
Title:

CREDIT SUISSE (HONG KONG) LIMITED

By:
Name:
Title:

[Signature Page to CB Underwriting Agreement]

SCHEDULE A

Underwriter	Principal Amount of Firm Securities
Lehman Brothers Inc	$157,500,000
Credit Suisse Securities (USA) LLC	$157,500,000
Needham & Company LLC	$17,500,000
Piper Jaffray & Co.	$17,500,000
Credit Suisse (Hong Kong) Limited	—
Total	$350,000,000

SCHEDULE B

1. Pricing term sheet, as attached hereto.

May 13, 2008

Filed pursuant to Rule 433

333-150824

JA SOLAR HOLDINGS CO., LTD.

Concurrent Offerings of

$350,000,000

aggregate principal amount of

4.50% Senior Convertible Notes due 2013

(the “Notes Offering”)

and

13,125,520 Borrowed American Depositary Shares

(the “Borrowed ADS Offering”)

This free writing prospectus relates only to the Notes Offering of the Issuer’s 4.50% Senior Convertible Notes due 2013 (the “Notes”) and the Borrowed ADS Offering of the Issuer’s American depositary shares (the “ADSs”; as of the date of this free writing prospectus, each ADS represents one ordinary share of the Issuer) and should be read together with (1) the preliminary prospectus supplement dated May 12, 2008 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement”) and accompanying prospectus dated May 12, 2008 (the “Base Prospectus”), including the documents incorporated by reference in the Notes Preliminary Prospectus Supplement and (2) the preliminary prospectus supplement dated May 12, 2008 relating to the Borrowed ADS Offering (the “Borrowed ADS Preliminary Prospectus Supplement”) and the Base Prospectus, including the documents incorporated by reference in the Borrowed ADS Preliminary Prospectus Supplement.

All references to “$” herein are to United States dollars.

Issuer

Issuer:	JA Solar Holdings Co., Ltd., a company incorporated under the laws of the Cayman Islands with limited liability

ADS Trading:	Nasdaq GM: JASO

The Notes Offering

Title of Securities:	4.50% Senior Convertible Notes due 2013 (the “Notes”)

Aggregate Principal Amount:	$350 million

Underwriters’ Option to Purchase Additional Notes:	Up to $50 million

Issue Price:	100%

Maturity:	May 15, 2013, unless earlier converted, repurchased or redeemed 4.50%

Annual Interest Rate:	May 15 and November 15 of each year, beginning on November 15, 2008

Initial Borrowed ADS Offering Price:	$23.00 per ADS

Conversion Premium over the Initial Borrowed ADS Offering Price:	32.5%

Conversion Price:	Approximately $30.475 per ADS

Conversion Rate (subject to adjustment):	32.8138 ADSs per $1,000 principal amount of Notes

Increase to Conversion Rate upon Certain Types of Fundamental Changes (subject to adjustment):	If and only to the extent a holder converts its Notes in connection with a non-stock change of control (as defined in the Notes Preliminary Prospectus Supplement under “Description of the Notes—Conversion Rights—Adjustment to Conversion Rate Upon a Non-Stock Change of Control”), the Issuer will increase the conversion rate by a number of additional ADSs that will be determined by reference to the following table.

ADS Price

Adjustment Date	$23.00	$27.50	$30.48	$35.00	$39.62	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$85.00
May 19, 2008	10.6644	7.6605	6.3088	4.8455	3.8181	2.9899	2.4454	2.0424	1.7360	1.4978	13084	1.1549	1.0288	0.9237
May 15, 2009	10.6644	6.9005	5.4984	4.0195	3.0193	2.2487	1.7667	1.4268	1.1802	0.9964	08563	0.7467	0.6589	0.5880
May 15, 2010	10.6644	6.0404	4.5019	2.9370	1.9457	1.2498	0.8633	0.6233	0.4710	0.3714	03051	0.2589	0.2253	0.2001
May 15, 2011	10.6644	5.4318	3.5016	1.4157	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	00000	0.0000	0.0000	0.0000
May 15, 2012	10.6644	5.3975	3.4017	1.3443	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	00000	0.0000	0.0000	0.0000
May 15, 2013	10.6644	3.3428	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	00000	0.0000	0.0000	0.0000

If the ADS price is in excess of $85.00 per ADS or less than $23.00 per ADS (in each case, subject to adjustment), the conversion rate will not be increased. In no event will the total number of ADSs issuable upon conversion exceed 43.4782 per $1,000 principal amount of the Notes, subject to adjustment in the same manner as the conversion rate.

Net Proceeds (estimated):	The net proceeds from this offering of Notes, after deducting the underwriters’ discounts, estimated offering expenses and the cost of the capped call transactions with the counterparties, will be approximately $311.0 million (or approximately $355.8 million if the underwriters exercise their option to purchase additional Notes in full).

Underwriting Discounts and Commissions per Note:	$22.50

Aggregate Underwriting Discounts and Commissions:	$7,875,000 ($9,000,000 if the underwriters exercise their option to purchase additional Notes in full).

Capped Call Transactions:	See Capped Call Transactions Below

Notes CUSIP:	466090 AA5

Notes ISIN:	US466090AA51

Clearing:	The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, S.A. Luxembourg and Euroclear Bank S.A/N.V. as operator of the Euroclear System

Ratings:	Not rated

Pricing Date:	May 13, 2008

Settlement Date:	May 19, 2008

Joint Book-Running Managers:	Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC

Co-Managers:	Needham & Company, LLC and Piper Jaffray & Co.

The Borrowed ADS Offering

Number of Borrowed ADSs Offered by the Preliminary Borrowed ADS Prospectus Supplement:	Up to 13,125,520 ADSs

Number of Borrowed ADSs Offered by the ADS Borrowers at the Initial Borrowed ADS Offering Price:	6,590,312 ADSs

Closing Sale Price of the ADSs on the Pricing Date:	$23.70 per ADS

Initial Borrowed ADS Offering Price:	$23.00 per ADS

Net Proceeds from Borrowed ADSs:	The ADS Borrowers will receive all of the proceeds from the sale of the Borrowed ADSs. The Issuer will not receive any proceeds from the sale of the Borrowed ADSs in the Borrowed ADS Offering, but the Issuer will receive a nominal lending fee from the ADS Borrowers.

Underwriting Discounts and Commissions per Borrowed ADS:	$0

Aggregate Underwriting Discounts and Commissions for the Borrowed ADS Offering:	$0

Capped Call Transactions	See Capped Call Transactions Below

Pricing Date:	May 13, 2008

Settlement Date:	May 19, 2008

Borrowed ADS Offering Joint Book-Running Managers:	Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC

Capped Call Transactions

Cap Price in Capped Call Transactions:	$37.375, which is 62.5% higher than the Initial Borrowed ADS Offering Price

The Issuer has filed a registration statement (including the Base Prospectus) with the SEC for the Notes Offering and the Borrowed ADS Offering to which this communication relates. Before you invest, you should read the Notes Preliminary Prospectus Supplement and/or Borrowed ADS Preliminary Prospectus Supplement, as applicable, and the Base Prospectus in the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Notes Offering and the Borrowed ADS Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable prospectus supplement and the Base Prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

SCHEDULE C

Lock-up Signatories

Jinglong Group Co., Ltd Baofang Jin Huaijin Yang Kang Sun Bingyan Ren Erying Jia Nai-Yu Pai Elmer M. Hsu Daniel Lui Honghua Xu Qingtang Jiang Jane Wu Raymond P. Wilson

SCHEDULE D

Form of Accountant’s Comfort Letter

SCHEDULE E

SUBSIDIARIES

Subsidiaries Incorporated in the PRC (“PRC Subsidiaries”)

JingAo Solar Co., Ltd.

Shanghai JA Solar Technology Co., Ltd.

Shanghai JA Solar PV Technology Co., Ltd.

JA Solar Technology YangZhou Co., Ltd.

Subsidiary Incorporated Outside the PRC (“Overseas Subsidiary”)

JA Development Co., Ltd.

JA Solar USA Inc.

JA Solar Hong Kong Limited

ANNEX A

Form of Lock-Up Agreement

May     , 2008

Ladies and Gentlemen:

This Lock-Up Agreement is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) to be entered into by JA Solar Holdings Co., Ltd. (the “Company”) and you, as Representatives of the several Underwriters named therein, with respect to the public offering of Senior Convertible Notes due 2013 (the “Notes”) of the Company, such Notes to be convertible into American depositary shares (the “ADSs”), each representing one ordinary share, par value US$0.0001 per share, of the Company (the “Ordinary Shares”).

In order to induce you to enter into the Underwriting Agreement, the undersigned agrees that during the Lock-Up Period (as described below) not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Notes, Ordinary Shares or ADSs or any securities convertible into or exercisable or exchangeable for the Notes, Ordinary Shares or ADSs or enter into a transaction which would have the same effect or (ii) enter into any swap, hedge, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Notes, Ordinary Shares or ADSs, whether any such aforementioned transaction is to be settled by delivery of the Notes, Ordinary Shares, ADSs or such other securities, in cash or otherwise, (iii) demand the filing of a registration statement pursuant to a shareholder’s agreement or otherwise, or (iv) publicly disclose the intention to make any such offer, sale, pledge, or disposition, or enter into any such transaction, swap, hedge, or other arrangement, without, in each case as mentioned in (i), (ii), (iii) or (iv) above, the prior written consent of the Representatives. The initial Lock-Up Period will commence on the date hereof and will continue and include the date 90 days after the date of the final Prospectus covering the Offering or such earlier date that the Representatives consent to in writing; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18 day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension. [Notwithstanding the foregoing, nothing contained in this Agreement shall restrict the undersigned from entering into a plan adopted and established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as described in the Registration Statement (as defined in the Underwriting Agreement), provided that no ADSs or Ordinary Shares shall be sold pursuant such plan during the Lock-Up Period.]1

[1]	Included in the lock-up agreement for Mr. Baofang Jin and Mr. Huaijin Yang.

A transfer of the Notes, Ordinary Shares or ADSs to a family member, or a trust or an entity beneficially owned by the undersigned or a family member of the undersigned, may be made prior to the expiration of the Lock-Up Period without prior consent from the Representatives, provided that the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer, that such transfer shall not involve a disposition for value and that no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock Up Period).

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of the Notes, Ordinary Shares or ADSs if such transfer would constitute a violation or breach of this Agreement.

(Signature Page to Follow)

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

[SHAREHOLDER/DIRECTOR / EXECUTIVE OFFICER]

(Name)

(Address)

ANNEX B – 1

FORM OF OPINION OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM, U.S.

COUNSEL FOR THE COMPANY

ANNEX B-2

FORM OF OPINION OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM, U.S.

COUNSEL FOR THE COMPANY

ANNEX C

OPINION OF CONYERS DILL & PEARMAN, CAYMAN ISLANDS COUNSEL FOR

THE COMPANY

ANNEX D

OPINION OF TIAN YUAN LAW FIRM, PRC COUNSEL FOR THE COMPANY

ANNEX E

OPINION OF CONYERS DILL & PEARMAN, BRITISH VIRGIN ISLANDS COUNSEL

FOR THE COMPANY

ANNEX F

OPINION OF EMMET MARVIN & MARTIN LLP, COUNSEL FOR THE

DEPOSITARY

ANNEX G

JA Solar Holdings Co., Ltd.

Certificate of Chief Executive Officer and Chief Financial Officer

Ladies and Gentlemen:

In connection with the offering by JA Solar Holdings Co., Ltd. (the “Company”) of $400,000,000 aggregate principal amount of its 4.50% Senior Convertible Notes due 2013 (the “Notes”) pursuant to (i) the prospectus dated May 12, 2008 (the “Base Prospectus”), (ii) the preliminary prospectus supplement dated May 12, 2008 (together with the “Base Prospectus,” the “Preliminary Prospectus”) [and (iii) the final prospectus supplement dated May 13, 2008 (together with the “Base Prospectus,” the “Final Prospectus”) (the Preliminary Prospectus together with the Final Prospectus, the “Prospectuses”)]2, we, Huaijin Yang, Chief Executive Officer, and Daniel Lui, Chief Financial Officer, of the Company have been asked to deliver this certificate to the underwriters named in the Prospectuses, and, based on our examination of the Company’s financial records and schedules and management estimates, undertaken by ourselves or members of our staff who are responsible for the Company’s financial accounting matters, each of the undersigned hereby certifies that:

1. To the best knowledge of the undersigned after due inquiry, the unaudited condensed consolidated financial results of the Company and operation results for the three months ended March 31, 2008 as well as other estimated financial and operation results as set forth under the caption “Recent Developments” in the Prospectuses, are: (i) true and correct in all material respects; (ii) do not differ in any material respect from the corresponding amounts to be reported by the Company in connection with the announcement of its results for the quarter ended March 31, 2008 and furnished to the SEC on Form 6-K; and (iii) have been derived from the Company’s accounting records and prepared in conformity with U.S. generally accepted accounting principles and on a basis consistent with the Company’s audited consolidated financial statements included in the Prospectuses and include all adjustments, consisting only of normal recurring adjustments (other than adjustments based upon the finalization of the Company’s quarterly closing, review and reporting processes), necessary in the opinion of the management of the Company to provide a fair presentation of the results for the three months ended March 31, 2008. The undersigned further certifies that the information relating to estimated financial and operation results set forth in the Registration Statements reflects the Company’s current good faith estimate, based on its internal projections and budget, of its projected performance.

2. The unaudited condensed consolidated financial results of the Company for the three months ended March 31, 2008 comply as to form in all material respects with the applicable accounting requirements of the Securities Exchange Act of 1934 and the related rules and regulations adopted by the SEC; the unaudited condensed consolidated financial results of the Company for the three months ended March 31, 2008 comply as to form in all material respects with the applicable accounting requirements of the Act and the related rules and regulations adopted by the SEC.

[2]	To be included in the certificate to be delivered on the Closing Date.

3. As of the date of the certificate, there has not been any change in ordinary shares, increase in borrowings, or any decrease in unconsolidated net assets, total shareholders’ equity or retained earning of the Company and its consolidated subsidiaries as compared with amounts shown on the March 31, 2008 unaudited condensed consolidated balance sheet contained under the caption “Recent Developments” in the Prospectuses, and for the period from March 31, 2008 to the date hereof, there have not been any decreases, as compared to the corresponding periods in the preceding years, in consolidated total net revenues, the total or per-share amounts of income before extraordinary items or of net item.

4. The undersigned is not aware of and have no reason to believe that, except as disclosed in the Prospectuses, including the documents incorporated by reference therein, there are any significant deficiencies or material weaknesses (in each case as defined in PCAOB’s AU 325) in the design or operation of the Company’s internal control over financial reporting. Management has not disclosed to the Company’s audit committee or auditors, since January 1, 2008, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Nothing has come to my attention that would cause me to believe that the Company’s disclosure controls and procedures do not remain effective as of the date of this Certificate.

5. The undersigned also certifies that he has read the financial information and data identified and circled by you in the Registration Statement and the General Disclosure Package as of the Pricing Date and the Applicable Time and attached hereto as Annex A[, and in the Prospectus and attached hereto as Annex B]3, and have performed the following procedures, which were applied as indicated with respect to the letters explained below:

A. compared the amount or percentage or recalculated the amount and/or percentage from the corresponding information in the Company’s general ledger or to the corresponding amount or percentage in an analysis prepared by the Company’s accounting personnel and found them to be in agreement;

B. confirmed the arithmetic accuracy of the amounts based on the data referred to in paragraph A above (giving effect to rounding where applicable and calculations into the U.S. dollar amounts based on the corresponding RMB amount at the rate of RMB[            ] to US$1.00); and

C. confirmed the accuracy of the data and other information based on corresponding data and other records maintained by the Company (giving effect to rounding where applicable).

Capitalized terms used herein and not otherwise defined herein have the respective meanings assigned to them in the Underwriting Agreement dated May 13, 2008 entered into among the Company, Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC, as representatives of the underwriters named in the Underwriting Agreement other than Credit Suisse

(Hong Kong) Limited, and Credit Suisse (Hong Kong) Limited, as an underwriter, in connection with the offering of the Notes.

[3]	To be included in the certificate to be delivered on the Closing Date.

Exhibit 1.2

13,125,520 American Depositary Shares

Each representing one Ordinary Share

JA Solar Holdings Co., Ltd.

FORM OF UNDERWRITING AGREEMENT

May [    ], 2008

LEHMAN BROTHERS INC.

745 Seventh Avenue

New York, NY 10019-6801

CREDIT SUISSE SECURITIES (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

CREDIT SUISSE (HONG KONG) LIMITED

45th Floor, Two Exchange Square

8 Connaught Place

Central, Hong Kong

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

Lehman Brothers International (Europe)

25 Bank Street

London E14 5LE England

CREDIT SUISSE INTERNATIONAL

Credit Suisse International

One Cabot Square

London E14 4QJ England

Dear Sirs:

1. Introductory. JA Solar Holdings Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), subject to the terms and conditions stated herein and pursuant to the ADS Share Lending Agreement, dated May 13, 2008 between the Company and the Lehman Brothers International (Europe) through Lehman Brothers Inc., as agent (the “Lehman ADS Lending Agent”) (the agreement, the “Lehman ADS Lending Agreement”) and the ADS Share Lending Agreement, dated May 13, 2008 between the Company and Credit Suisse International through Credit Suisse Securities (USA) LLC, as agent (the “CS ADS Lending Agent,” together with the Lehman ADS Lending Agent, the “Agents,” each an affiliate of the respective Underwriter) (the agreement, the “CS ADS Lending Agreement,” together with the Lehman ADS Lending Agreement, the “ADS Lending Agreements”), proposes to issue and loan to Lehman Brothers International (Europe) and Credit

Suisse International (the “Borrowers”) as a share loan, respectively (the “Loans”) pursuant to and upon the terms set forth in the ADS Lending Agreements, up to 13,125,520 American Depositary Shares (the “ADSs” and each an “ADS”) each representing one registered ordinary share, par value $0.0001 per share, of the Company (the “Ordinary Shares” and, together with the ADSs, the “Offered Securities”).

The Ordinary Shares to be represented by the ADSs are to be deposited pursuant to a deposit agreement, dated as of February 6, 2007 (the “Deposit Agreement”), among the Company, The Bank of New York, as depositary (the “Depositary”), and the owners and holders from time to time of the ADSs issued under the Deposit Agreement.

Concurrently with the issuance of the Offered Securities, the Company is offering in an offering registered under the Securities Act by means of a prospectus supplement $350,000,000 aggregate principal amount of the Company’s Senior Convertible Notes due 2013 (the “Notes”). Lehman Brothers Inc., Credit Suisse Securities (USA) LLC, Needham & Company LLC, Piper Jaffray & Co and Credit Suisse (Hong Kong) Limited are acting as the underwriters (collectively the “Note Underwriters”) in the concurrent offering of Notes. The Company has granted the Notes Underwriters an option to purchase up to an additional $50,000,000 aggregate principal amount of Notes. The Company and the Note Underwriters will be entering into an underwriting agreement with respect to such offering.

The Company hereby agrees with the underwriters named in Schedule A here to (the “Underwriters”) and the Borrowers as follows:

2. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Underwriters and the Borrowers that:

(a) The Company has prepared in conformity with the requirements of the Securities Act and the Rules and Regulations and filed with the Commission not earlier than the date that is three years prior to the date hereof a registration statement on Form F-3 (No. 333-150824), including a related prospectus or prospectuses, covering the registration of the Offered Securities under the Securities Act, which has become effective. Copies of such registration statement and any amendment thereto have been delivered by the Company to the Underwriters and the Borrowers. “Registration Statement” at any particular time means such automatic shelf registration statement in the form then filed with the Commission, including any amendment thereto, any document incorporated by reference therein and all 430B Information and all 430C Information with respect to such registration statement, that in any case has not been superseded or modified. “Registration Statement” without reference to a time means the Registration Statement as of the Applicable Time.

For purposes of this Agreement:

“430B Information” means information included in a prospectus and deemed to be a part of the Registration Statement pursuant to, and at the time specified in, Rule 430B(e) or Rule 430B(f), respectively.

2

“430C Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430C.

“Applicable Time” means 9:00 a.m. (New York City time) on May 14, 2008;

“Capped Call Agreements” means the confirmations entered into between the Company and Lehman Brothers OTC Derivatives Inc. and between the Company and Credit Suisse International, each dated May 13, 2008, evidencing the capped call option transactions relating to the Offered Securities together with the ISDA Master Agreement referenced in each such confirmation supplements, forms part of and is subject to.

“Capped Call Counterparties” means Lehman Brothers OTC Derivatives Inc. and Credit Suisse International.

“Closing Date” has the meaning defined in Section 3 hereof.

“Commission” means the Securities and Exchange Commission.

“Early Closure” means the closure on any Business Day (as defined in the ADS Lending Agreements) of the New York Stock Exchange prior to its scheduled weekday closing time on such Business Day (without regard to after hours or any other trading outside of the regular trading session hours).

“Effective Date” means any date as of which any part of the Registration Statement or any post-effective amendment thereto relating to the Offered Securities became, or is deemed to have become, effective under the Securities Act in accordance with the rules and regulations thereunder (including pursuant to Rule 430B of the Securities Act).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Disruption” means any event (other than an Early Closure) that disrupts or impairs (as determined in good faith by the Borrowers) the ability of market participants in general on a Business Day (as defined in the ADS Lending Agreements) to effect transactions in, or obtain market values for, the Loaned ADSs as defined in the ADS Lending Agreements) on The NASDAQ Global Market.

“Final Pricing Information” means the term sheet prepared pursuant to Section 5(a) of the Agreement as specified in Schedule B to this Agreement;

“Final Prospectus” means the Statutory Prospectus that discloses the public offering price, other 430B Information and other final terms of the Offered Securities and otherwise satisfies Section 10(a) of the Securities Act.

“Issuer Free Writing Prospectus” means each “free writing prospectus” (as defined in Rule 405 of the Rules and Regulations) prepared by or on behalf of the Company or used or referred to by the Company in connection with the offering of the Offered Securities, including the Final Pricing Information.

3

“Preliminary Prospectus” means any preliminary prospectus included in the initial Registration Statement or filed with the Commission pursuant to Rule 424(b) under the Securities Act, including the base prospectus filed as part of the Registration Statement, in the form in which it has most recently been amended or supplemented on or prior to the date hereof, relating to the Notes.

“Pricing Prospectus” means the preliminary prospectus included in the Registration Statement immediately prior to the Applicable Time.

“Rules and Regulations” means the rules and regulations of the Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Securities Act, the Exchange Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable to the Company at a specific time, the rules of the New York Stock Exchange and the NASDAQ Stock Market (“Exchange Rules”).

“Statutory Prospectus” with reference to any particular time means the prospectus relating to the Offered Securities that is included in the Registration Statement immediately prior to that time, including all 430B Information and all 430C Information with respect to the Registration Statement and all information incorporated by reference into such prospectus. For purposes of the foregoing definition, 430B Information shall be considered to be included in the Statutory Prospectus only as of the actual time that form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b) and not retroactively.

Unless otherwise specified, a reference to a “rule” is to the indicated rule under the Securities Act.

(b) (i) (A) At the time the Registration Statement initially became effective, (B) at the time of each amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether by post-effective amendment, incorporated report or form of prospectus), (C) at the Applicable Time relating to the Offered Securities and (D) on the Closing Date, the Registration Statement conformed and will conform in all material respects to the requirements of the Securities Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) (A) on its date, (B) at the time of filing the Final Prospectus pursuant to Rule 424(b) and (C) on the Closing Date, the Final Prospectus will conform in all material respects to the requirements of the Securities Act and the Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by any Underwriter, if any, specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 8(b) hereof.

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(c) (i) (A) At the time of initial filing of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Offered Securities in reliance on the exemption of Rule 163, the Company was a “well known seasoned issuer” as defined in Rule 405, and was not an “ineligible issuer” as defined in Rule 405.

(ii) The Registration Statement is an “automatic shelf registration statement,” as defined in Rule 405 under the Securities Act, that initially became effective not earlier than a date that is three years prior to the Closing Date. If immediately prior to the Renewal Deadline (as hereinafter defined), any of the Offered Securities remain unsold by the Underwriters, the Company will prior to the Renewal Deadline file, if it has not already done so and is eligible to do so, a new automatic shelf registration statement relating to the Offered Securities, in a form satisfactory to the Underwriters and the Borrowers. If the Company is no longer eligible to file an automatic shelf registration statement, the Company will prior to the Renewal Deadline, if it has not already done so, file a new shelf registration statement relating to the Offered Securities, in a form satisfactory to the Underwriters and the Borrowers, and will use its reasonable best efforts to cause such registration statement to be declared effective within 180 days after the Renewal Deadline. The Company will take all other action necessary or appropriate to permit the public offering and lending of the Offered Securities to continue as contemplated in the expired registration statement relating to the Offered Securities. References herein to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be. “Renewal Deadline” means the third anniversary of the initial Effective Date of the Registration Statement.

(d) The Commission has not issued any order preventing or suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Final Prospectus; and no proceeding for any such purpose or pursuant to Section 8A of the Securities Act against the Company or related to the offering has been instituted or threatened by the Commission. The Commission has not issued any order directed to any document incorporated by reference in the most recent Preliminary Prospectus or the Prospectus, and no proceeding has been instituted or threatened by the Commission with respect to any document incorporated by reference in the most recent Preliminary Prospectus or the Prospectus. The Commission has not notified the Company of any objection to the use of the form of the Registration Statement.

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(e) The Company has not received from the Commission any notice pursuant to Rule 401(g)(2) objecting to use of the automatic shelf registration statement form. If at any time when Offered Securities remain unsold by the Underwriters the Company receives from the Commission a notice pursuant to Rule 401(g)(2) or otherwise ceases to be eligible to use the automatic shelf registration statement form, the Company will (i) promptly notify the Underwriters and the Borrowers, (ii) promptly file a new registration statement or post-effective amendment on the proper form relating to the Offered Securities, in a form satisfactory to the Underwriters and the Borrowers, (iii) use its best efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable, and (iv) promptly notify the Underwriters and the Borrowers of such effectiveness. The Company will take all other action necessary or appropriate to permit the public offering and lending of the Offered Securities to continue as contemplated in the registration statement that was the subject of the Rule 401(g)(2) notice or for which the Company has otherwise become ineligible. References herein to the Registration Statement shall include such new registration statement or post-effective amendment, as the case may be.

(f) The Company has paid or shall pay the required Commission filing fees relating to the Offered Securities within the time required by Rule 456(b)(1) without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r).

(g) As of the Applicable Time and as of the Closing Date (as defined below), neither (A) the Issuer Free Writing Prospectus(es) filed or used by the Company on or before the Applicable Time, the Pricing Prospectus and the Final Pricing Term, all considered together (collectively, the “General Disclosure Package”) (other than a road show that is an Issuer Free Writing Prospectus under Rule 433 of the Securities Act) nor (B) any Issuer Free Writing Prospectus under Rule 422 that is not a Final Pricing Information, including but not limited to any road show, include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the General Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter specifically for inclusion therein (which information is specified in Section 8(b) hereof).

(h) Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Securities or until any earlier date that the Company notified or notifies the Underwriters and the Borrowers as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, (i) the Company has

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promptly notified or will promptly notify the Underwriters and the Borrowers and (ii) the Company has promptly amended or supplemented or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission. The foregoing two sentences do not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(b) hereof.

(i) The documents incorporated by reference in any Statutory Prospectus or the Final Prospectus did not, and any further documents filed and incorporated by reference therein will not, when filed with the Commission, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(j) Independent Registered Public Accounting Firm. PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PricewaterhouseCoopers”), who has audited the consolidated financial statements (including the consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and comprehensive income/(loss) and of cash flows and related footnotes) of the Company and its subsidiaries as of December 31, 2006 and 2007 and for the period from the Company’s inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007 included in the Company’s annual report on Form 20-F for the year ended December 31, 2007 that are incorporated by reference in the Registration Statement, Pricing Prospectus and the Final Prospectus, and whose reports are incorporated by reference in the Registration Statement, the Pricing Prospectus and the Final Prospectus, is an independent registered public accounting firm and is independent as required by the Securities Act, the Exchange Act and the Rules and Regulations.

(k) No Material Adverse Change in Business. Subsequent to the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, except as disclosed in the Pricing Prospectus, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its capital stock, (ii) there has not been any material change in the capital stock or long-term or short-term debt of the Company or any of its subsidiaries listed in Schedule D hereto (each, a “Subsidiary” and, collectively, the “Subsidiaries”), (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, stockholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole (a “Material Adverse Change”). Since the date of the latest balance sheet

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included or incorporated by reference in the Registration Statement and the Pricing Prospectus, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Pricing Prospectus.

(l) Capitalization. The authorized, issued and outstanding capital stock of the Company is as set forth in the Pricing Prospectus in the column headed “Actual” under the caption “Capitalization” and, after giving effect to the Offering and the other transactions contemplated by this Agreement, the Indenture, the Deposit Agreement, the Notes to be offered concurrently with the Offered Securities, the Registration Statement and the Pricing Prospectus, will be as set forth in the column headed “As adjusted” under the caption “Capitalization.” All of the issued and outstanding shares of capital stock of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable state, federal and foreign laws and not in violation of or subject to any preemptive or similar right that does or will entitle any person, upon the issuance or sale of any security, to acquire from the Company or any Subsidiary (i) any Offered Securities or other security of the Company, (ii) any security convertible into, or exercisable or exchangeable for, Ordinary Shares or any other security of the Company, (iii) any capital stock or other security of any Subsidiary or (iv) any security convertible into, or exercisable or exchangeable for, such capital stock or any other security of any Subsidiary (any “Relevant Security”), except for such rights as may have been fully satisfied or waived prior to the effectiveness of the Registration Statement, or as otherwise disclosed in the Pricing Prospectus or the Final Prospectus. Except as disclosed in the Pricing Prospectus, neither the Company nor any Subsidiary has outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security.

(m) Stock Options. All grants of options, warrants and other rights to purchase or exchange any securities for Ordinary Shares granted by the Company (“Company Stock Options”) were validly issued and properly approved by the Board of Directors of the Company (the “Board of Directors”) in material compliance with all applicable laws and the terms of the plans under which such Company Stock Options were issued. Appropriate expenses relating to the Company Stock Options were recorded on the Company financial statements included in the Registration Statement, the Pricing Prospectus and the Final Prospectus in accordance with United States generally accepted accounting principles (“U.S. GAAP”), and no such grants involved any “back-dating,” “forward dating,” “spring loading” or similar practices with respect to the effective date of grant.

(n) Offered Securities. The Offered Securities are validly authorized for issuance and, when issued and delivered by the Company against payment therefor in accordance with the ADS Lending Agreements, in the case of the ADSs, the Deposit Agreement, and this Agreement on each Closing Date (as defined below) will be validly issued, fully paid and non-assessable,

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assuming due issuance of the Offered Securities by the Depositary , and will be issued free and clear of all liens, encumbrances or claims. The Offered Securities will have been issued in compliance with all applicable state, federal and foreign laws and will not have been issued in violation of or subject to any preemptive or similar rights of any stockholder of the Company arising by law, under the charter or by-laws of the Company or under any agreement to which the Company or any of its subsidiaries is a party, that does or will entitle any person to acquire any Relevant Security from the Company or any Subsidiary upon issuance or sale of the Offered Securities in the Offering. No holder of the Offered Securities is or will be subject to liabilities of the Company solely by reason of being such holder. The issuance of the Offered Securities to be delivered by the Company is not subject to the preemptive or other similar rights of any security holder of the Company.

(o) Accuracy of Descriptions. The Offered Securities, the ADRs, the Indenture, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements, the Notes and the Company Stock Options conform to the descriptions thereof contained in the Registration Statement, the Pricing Prospectus and the Final Prospectus.

(p) Transferability. The Offered Securities are freely transferable by the Company to or for the account of the several Borrowers and Underwriters and (to the extent described in the Pricing Prospectus) the initial holders thereof; and, except as disclosed in the Pricing Prospectus, there are no restrictions on subsequent transfers of the Offered Securities under the laws of the Cayman Islands, the British Virgin Islands, the People’s Republic of China (the “PRC”) or the United States.

(q) Good Standing of the Company. The Company has been duly organized and validly exists as an exempted limited liability company in good standing under the laws of the Cayman Islands. The Company has all requisite power and authority to carry on its business as it is currently being conducted and as described in the Registration Statement, the Pricing Prospectus and the Final Prospectus, and to own, lease and operate its properties. The Company is duly qualified to do business and is in good standing as a foreign corporation, partnership or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the Offering or any other transaction contemplated by this Agreement, the ADS Lending Agreements, the Capped Call Agreements, the Indenture, the Deposit Agreement, the Registration Statement or the Pricing Prospectus (any such effect being a “Material Adverse Effect”).

(r) Effectiveness of Organizational Documents. The Memorandum of Association and Articles of Association of the Company, as amended from time to time, comply with the requirements of Cayman Islands law and are in full force and effect.

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(s) Subsidiaries. The Subsidiaries are the only subsidiaries of the Company within the meaning of Rule 405 under the Securities Act. Except for the Subsidiaries, the Company holds no ownership or other interest, nominal or beneficial, direct or indirect, in any corporation, partnership, joint venture or other business entity. All of the issued and outstanding shares of capital stock of or other ownership interests in each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and are owned directly or indirectly by the Company in the respective percentages set forth in the Registration Statement, the Pricing Prospectus and the Final Prospectus, free and clear of any lien, charge, mortgage, pledge, security interest, claim, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever (any “Lien”). None of the issued shares of capital stock or other ownership interest in any Subsidiary was issued in violation of preemptive or similar rights of any security holder of such Subsidiary.

(t) Overseas Subsidiary. JA Development Co., Ltd., a company organized and existing under the laws of the British Virgin Islands (the “Overseas Subsidiary”), has been duly organized and validly exists as an exempted limited liability company in good standing under the laws of the British Virgin Islands. The Overseas Subsidiary has all requisite power and authority (corporate and other) to own, lease and operate its properties and to carry on its business as it is currently being conducted and as described in the Registration Statement, the Pricing Prospectus and the Final Prospectus. The Overseas Subsidiary is duly qualified to do business and is in good standing as a foreign corporation, partnership or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a Material Adverse Effect.

(u) PRC Subsidiaries. Except for the entities incorporated in the PRC as listed on Schedule D (each a “PRC Subsidiary”), the Company has no direct or indirect subsidiaries or any other entity over which it has direct or indirect effective control incorporated or operating in the PRC. Each PRC Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of the PRC. The liability of the Company or any other equity investor in respect of equity interests held in each PRC Subsidiary is limited to its investment therein. Each PRC Subsidiary’s business license is in full force and effect. Each of the PRC Subsidiaries (i) has all requisite power and authority (corporate and other) to own, lease and operate its respective properties and to carry on its business as it is currently being conducted and as described in the Registration Statement, the Pricing Prospectus and the Final Prospectus, and (ii) is duly qualified to do business and is in good standing as a foreign corporation, partnership or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except, in each case, for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a Material Adverse Effect. The Articles of Association of each PRC Subsidiary comply with the requirements of applicable PRC law, including the PRC Company Law, and are in full force and effect.

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(v) Possession of Required Consents. (i) Each of the Company and each Subsidiary has all necessary consents, approvals, certificates, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, foreign and domestic (collectively, the “Consents”), to own or lease and operate its properties and conduct its business as it is now being conducted and as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, except in each case as disclosed in the General Disclosure Package or could not reasonably be expected to have a Material Adverse Effect, and each such Consent is valid and in full force and effect, and (ii) neither the Company nor any such Subsidiary has received notice of any investigation or proceedings which resulted in or, if decided adversely to the Company or any Subsidiary, could reasonably be expected to result in, the revocation of, or imposition of, in each case, a materially burdensome restriction on, any Consent. None of the current businesses, activities, agreements or commitments of the Company or any Subsidiary is unauthorized or exceeds the business scope of its business licenses, except in each case as could not reasonably be expected to have a Material Adverse Effect. Each of the Company and each Subsidiary are in compliance with all applicable laws, rules, regulations, ordinances, directives, judgments, decrees and orders, foreign and domestic, except as disclosed in the General Disclosure Package or where failure to be in compliance could not reasonably be expected to have a Material Adverse Effect. No Consent contains a materially burdensome restriction not adequately disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus.

(w) Authorization of Agreements. The Company has full right, power and authority to execute and deliver this Agreement, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements and the Indenture, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements, the Indenture, the Registration Statement, the Pricing Prospectus and the Final Prospectus, including the authorization, issuance and lending of the Offered Securities. This Agreement, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements and the transactions contemplated by this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements, the Registration Statement, the Pricing Prospectus and the Final Prospectus have been duly and validly authorized by the Company. Each of this Agreement, the Deposit Agreement, the ADS Lending Agreements and the Capped Call Agreements has been duly and validly executed and delivered by the Company and each of the Agreement, the Deposit Agreement, the ADS Lending Agreements and the Capped Call Agreements constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(x) ADS Lending Agreements. The ADS Lending Agreements have been duly authorized by the Company and constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

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(y) Absence of Defaults and Conflicts Resulting from Transaction. The execution, delivery and performance of this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements and the consummation of the transactions contemplated by this Agreement, the Indenture, the Deposit Agreement and the ADS Lending Agreements, the Capped Call Agreements, the Registration Statement, the Pricing Prospectus and the Final Prospectus (including the issuance and lending of the Offered Security, do not and will not (i) conflict with, require consent under or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or their respective properties, operations or assets may be bound, (ii) conflict or result in a breach or violation of any of the terms and provisions of, or constitute a breach under the certificate or articles of incorporation or association, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company or any Subsidiary, or (iii) conflict or result in a breach or violation of any of the terms and provisions of, or constitute a breach under any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, domestic or foreign, except with respect to (i) where any conflict, breach or violation would not, individually or in the aggregate, have a Material Adverse Effect.

(z) Absence of Further Requirements. No Consent of, with or from any judicial, regulatory or other legal or governmental agency or body or any third party, foreign or domestic, is required for the execution, delivery and performance of this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements and the Capped Call Agreements or consummation of the transactions contemplated by this Agreement, the Indenture, the Deposit Agreement and the ADS Lending Agreements, the Capped Call Agreements, the Registration Statement, the Pricing Prospectus and the Final Prospectus, including the issuance, lending and delivery of the Offered Securities to be issued, lent and delivered hereunder, the deposit of the Ordinary Shares and the issuance and delivery of the ADS upon the deposit of the Ordinary Shares, except (i) the registration under the Securities Act of the Offered Securities, which has become effective, (ii) such Consents as may be required under state or foreign securities or “Blue Sky” laws, the by-laws and rules of the Financial Industry Regulatory Authority, Inc. (the “FINRA”) in connection with the lending of the Offered Securities to the Borrowers and the purchase and distribution of the Offered Securities by the Underwriters, each of which has been obtained and is in full force and effect and (iii) such Consents as have been duly obtained and are in full force and effect.

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(aa) Litigation. There are no current or pending actions, suits, charges (by any governmental entity), investigations, requests for information (by any governmental entity) or other judicial, regulatory, arbitral or other legal or governmental proceedings or other litigation or arbitration, domestic or foreign, against or affecting the Company and its Subsidiaries or their respective properties, that are required to be described in the Registration Statement, the Pricing Prospectus and the Final Prospectus and that are not so described or any statutes, regulations, contracts or other documents (including, without limitation, any voting agreement) which are required under the Securities Act, the Exchange Act or the Rules and Regulations to be described in the Registration Statement, the Pricing Prospectus or the Final Prospectus or to be filed as exhibits to the Registration Statement that are not so described or filed. Other than disclosed in the Registration Statement, the Pricing Prospectus or the Final Prospectus or to be filed as exhibits to the Registration Statement, there is no current or pending actions, suits, charges (by any governmental entity), investigations, requests for information (by any governmental entity) or other judicial, regulatory, arbitral or other legal or governmental proceedings or other litigation or arbitration, domestic or foreign, to which to which the Company or any Subsidiary is a party or of which any property, operations or assets of the Company or any Subsidiary is the subject which, individually or in the aggregate, if determined adversely to the Company or any Subsidiary, could reasonably be expected to have a Material Adverse Effect or otherwise require disclosure in the Registration Statement, the Pricing Prospectus or the Final Prospectus, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement, or which are otherwise material in the context of the sale of the Offered Securities; to the Company’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Company or any Subsidiary could not reasonably be expected to have a Material Adverse Effect.

(bb) Financial Statements. The financial statements (including the notes thereto), and the supporting schedules and pro forma information, if any, included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Final Prospectus present fairly, in all material respects, the financial position as of the dates indicated, and the cash flows and results of operations for the periods specified, of the Company and its consolidated subsidiaries; said financial statements have been prepared in conformity with U.S. GAAP applied on a consistent basis throughout the periods involved; and the supporting schedules, if any, included in the Registration Statement, the Pricing Prospectus and the Final Prospectus present fairly, in all material respects, the information required to be stated therein. No other financial statements or supporting schedules are required to be included in the Registration Statement or the Pricing Prospectus by the Securities Act or the Rules and Regulations. The summary and selected consolidated financial data and any unaudited financial information included in the Registration Statement, the Pricing Prospectus and the Final Prospectus present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included in the Registration Statement, the Pricing Prospectus and the Final Prospectus and the books and records of the respective entities presented therein.

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(cc) Pro Forma Financial Information. There are no pro forma or as adjusted financial statements which are required to be included in the Registration Statement, the Pricing Prospectus and the Final Prospectus in accordance with Regulation S-X which have not been included as so required. The pro forma and as adjusted financial information that is included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Final Prospectus has been properly compiled and prepared in accordance with the applicable requirements of the Securities Act and the Rules and Regulations and includes all adjustments necessary to present fairly in accordance with U.S. GAAP the information presented therein at the respective dates indicated.

(dd) Assumptions Underlying Pro Forma Financial Information. The assumptions used in preparing the pro forma and as adjusted financial information included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Final Prospectus provide a reasonable basis for presenting the significant effects directly attributable to the transactions or events described therein; the related adjustments made in the preparation of such pro forma and as adjusted financial information give appropriate effect to those assumptions; and such pro forma and as adjusted financial information reflect the proper application of those adjustments to the corresponding historical financial statement amounts.

(ee) Statistical and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Pricing Prospectus and the Final Prospectus are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(ff) Registration and Listing. The Company is subject to and in compliance in all material respects with the reporting requirements of Section 13 of the Exchange Act. The Offered Securities have been registered pursuant to Section 12 of the Exchange Act. The Offered Securities have been approved for listing on the Nasdaq Global Market (the “Nasdaq”) under the symbol “JASO.” No additional consent, approval, authorization or order of, or filing, notification or registration with, the Nasdaq is required for the listing and trading of the Offered Securities on the Nasdaq. Apart from the Offered Securities, the other ADSs that were issued in connection with the Company’s initial public offering and follow-on offering are validly listed on the Nasdaq. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Offered Securities under the Exchange Act or delisting the ADSs from the Nasdaq, nor has the Company received any notification that the Commission or the Nasdaq is contemplating terminating such registration or listing.

(gg) Internal Controls. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, the Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific

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authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The general accounting records of the Company and of each of its subsidiaries provide the basis for the preparation of the Company’s consolidated financial statements under U.S. GAAP and have been maintained in compliance with applicable laws.

(hh) Compliance with Internal Controls with the Exchange Act. Except as disclosed in the Registration Statement, the Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the requirements of the Exchange Act that are applicable to the Company and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, the Company is not aware of (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting which is reasonably likely to adversely affect the company’s ability to record, process, summarize or report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting; since the date of the latest audited financial statements included in the Registration Statement, the Pricing Prospectus and the Final Prospectus, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting other than as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus.

(ii) Compliance with Disclosure Controls and Procedures. Except as disclosed in the Registration Statement, the Company and each of its Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act that are applicable to the Company and have been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities and that information required to be disclosed by the Company in the reports that it will file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Commission, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it will file or submit under the Exchange Act are accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate to allow timely decisions regarding required disclosure; such disclosure controls and procedures (i) provide for the periodic evaluation of the effectiveness of such disclosure controls and procedures at the end of the periods in which the periodic reports are required to be prepared and (ii) except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, are effective in all material respects to perform the functions for which they were established.

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(jj) Sarbanes-Oxley Compliance. Except as disclosed in the General Disclosure Package, there is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(kk) Absence of Accounting Issues. Except as set forth in the General Disclosure Package, the Company, the Board of Directors or any committee thereof is not reviewing or investigating, and neither the Company’s independent auditors nor its internal auditors have recommended that the Company, the Board of Directors or any committee thereof review or investigate, (i) adding to, deleting, changing the application of, or changing the Company’s disclosure with respect to, any of the Company’s material accounting policies; (ii) any matter which could result in a restatement of the Company’s financial statements for any annual or interim period during the current fiscal year or prior two fiscal years; or (iii) any significant deficiency, material weakness, change in internal controls or fraud involving management or other employees who have a significant role in internal controls.

(ll) Related Party Transactions. No relationship, direct or indirect, including any indebtedness (actual or contingent) or other contract, exists between or among any of the Company or any affiliate of the Company, on the one hand, and any director, officer, shareholder, customer or supplier of the Company or any affiliate of the Company or any person connected with such person (including his/her spouse, children, and any company or undertaking in which he/she holds a controlling interest), on the other hand, which is required by the Securities Act, the Exchange Act or the Rules and Regulations to be described in the Registration Statement, the Pricing Prospectus or the Final Prospectus which is not so described as required. There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company to or for the benefit of any of the officers or directors of the Company or any of their respective family members, except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus. The Company has not, in violation of Sarbanes-Oxley, directly or indirectly, including through a subsidiary, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer of the Company and there is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any other provision of Sarbanes-Oxley.

(mm) Stabilization. Neither the Company nor any of its officers, directors or affiliates (within the meaning of Rule 144 under the Securities Act) has taken or will take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Offered Securities, except for the ADS lending pursuant to the ADS Lending Agreements.

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(nn) Accurate Disclosure. The statements set forth or incorporated by reference in the Registration Statement, the Pricing Prospectus and Prospectus under the caption “Concurrent Offering of Senior Convertible Notes,” “Description of Capped Call Transactions,” “Description of the Registered ADS Borrow Facility,” “Description of Share Capital,” “Description of Debt Securities” and “Description of American Depositary Shares”, insofar as they purport to constitute a summary of the terms of the Offered Securities, the current offering of the Notes, the capped call transaction, the ADS Lending Agreements, the Ordinary Shares, the debt securities and the ADSs, respectively, and under the captions “Taxation” and “Underwriting”, insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair in all material respects.

(oo) Integration of Other Offerings. Neither the Company nor any of its affiliates (within the meaning of Rule 144 under the Securities Act) has, prior to the date hereof, made any offer or sale of any securities which could be “integrated” (within the meaning of the Securities Act and the Rules and Regulations) with the offer and sale of the Offered Securities pursuant to the Registration Statement. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, neither the Company nor any of its affiliates has sold or issued any Relevant Security during the six-month period preceding the date of the Final Prospectus, including but not limited to any sales pursuant to Rule 144A, Regulation D or Regulation S under the Securities Act.

(pp) Registration Rights. Except as disclosed in the General Disclosure Package, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to a Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Securities Act. In particular, except as disclosed in the General Disclosure Package, no holder of any Relevant Security has any rights to require registration of any Relevant Security as part or on account of, or otherwise in connection with, the offer and sale of the Offered Securities contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof, and any such waivers remain in full force and effect.

(qq) Investment Company Act. The Company is not and, after giving effect to the offering and lending of the Offered Securities contemplated herein and in the ADS Lending Agreements and the application of the proceeds thereof as described in the General Disclosure Package, will not be required to seek an order to permit registration under the Investment Company Act of 1940 (the “Investment Company Act”).

(rr) No Finder’s Fee. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim

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against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements and the Capped Call Agreements or, to the Company’s knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters’ compensation as determined by the FINRA.

(ss) Title to Property. Each of the Company and the Subsidiaries owns or leases all such properties (real properties and other properties) as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Registration Statement, the Pricing Prospectus and the Final Prospectus. The Company and the Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Registration Statement, the Pricing Prospectus and the Final Prospectus or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Subsidiaries; and any real property and buildings or other personal property held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases or subleases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries. Neither the Company nor any Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Subsidiary.

(tt) Possession of Intellectual Property. Each of the Company and the Subsidiaries (i) owns or possesses adequate right to use all patents, patent applications, trademarks, service marks, domain names, trade names, trademark registrations, service mark registrations, patents, copyrights, licenses, formulae, customer lists, know-how, other rights to inventions, confidential information and other intellectual property (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures, “Intellectual Property”) necessary for the conduct of their respective businesses as presently conducted and as described in the Registration Statement, the Pricing Prospectus and the Final Prospectus and (ii) have no reason to believe that the conduct of their respective businesses does or will conflict with, and have not received any notice of any claim of conflict with, any such right of others. To the Company’s knowledge, all material technical information developed by and belonging to the Company or any Subsidiary which has not been patented has been kept confidential. Neither the Company nor any Subsidiary has granted, licensed or assigned to any other person or entity any right to manufacture, assemble or sell, on behalf of the Company or any Subsidiary, the current products and services of the Company and its Subsidiaries or those products and services described in the Registration Statement, the Pricing Prospectus and the Final Prospectus. There is no infringement by third parties of any such Intellectual Property; there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s or any Subsidiary’s rights in or

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to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; and there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company or any Subsidiary infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any other fact which would form a reasonable basis for any such claim.

(uu) Insurance. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, the Company and the Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse Effect. There are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, the Company reasonably believes that it will be able to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

(vv) Tax Filings. Each of the Company and the Subsidiaries has accurately prepared and timely filed all tax returns that are required to be filed by them in all jurisdictions where such returns are required to be filed, which returns are true, complete and correct in all material respects and all Taxes shown on such returns have been paid. All material federal, state, local and foreign taxes, assessments (whether imposed directly or through withholding), governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), including any interest, additions to tax, or penalties applicable thereto (the “Taxes”), due or claimed to be due from the Company and each of its Subsidiaries have been paid, other than those (1) currently payable without penalty or interest or (2) being contested in good faith and by appropriate proceedings and for which, in the case of both clauses (1) and (2), adequate reserves have been established on the books and records of the Company and its subsidiaries in accordance with U.S. GAAP. No deficiency assessment with respect to a proposed adjustment of the Company’s or any Subsidiary’s taxes is pending, threatened, proposed, asserted or assessed against the Company and any of its Subsidiaries. The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited financial statements, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business. There is no tax lien imposed by any taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary, except for liens for taxes not yet due and payable or being contested in good faith.

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(ww) Absence of Labor Dispute. No labor disturbance by the employees of the Company or any Subsidiary exists or, to the best of the Company’s knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(xx) Environmental Laws. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus and except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. There has been no disposal, discharge, emission, contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary has agreed to assume, undertake or provide indemnification for any liability of any other person under any Environmental Law, including any obligation for cleanup or remedial action, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no pending or, to the best of the Company’s knowledge, threatened, administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary. No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law. Neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, except as could not, individually or in the aggregate, have a Material Adverse Effect.

(yy) Compliance with Money Laundering Laws. The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with financial record-keeping and reporting requirements of all applicable jurisdictions and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering

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Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(zz) Compliance with FCPA and Related Laws. None of the Company or the Subsidiaries, nor, to the Company’s knowledge, any of their respective officers, directors, managers, agents or employees or affiliates have, directly or indirectly, made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality in the United States, the PRC, the Cayman Islands or the British Virgin Islands or any other jurisdiction where either the payment or gift or the purpose of such contribution, payment or gift was, is, or would, after the registration of the Offered Securities under the Exchange Act, be prohibited under applicable law, rule or regulation of any relevant locality, including, but not limited to, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations promulgated thereunder. None of the Company or the Subsidiaries, nor, to the Company’s knowledge, any of their respective officers, directors, managers, agents, employees or affiliates has at any time during the last five years (i) made any unlawful contribution to any candidate for foreign office, or failed to disclose fully any contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States of any jurisdiction thereof.

(aaa) OFAC Compliance. None of the Company or the Subsidiaries, nor, to the Company’s knowledge, any of their respective officers, directors, managers, agents, employees or affiliates thereof is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and neither the Company nor a Subsidiary will, directly or indirectly, use the proceeds of this Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(bbb) Absence of Existing Defaults and Conflicts. Neither the Company nor any of the Subsidiaries (i) is in violation of its certificate or articles of incorporation or association, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any of its property or assets pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, foreign or domestic, except (in the case of clause (ii) above), for violations or defaults that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(ccc) Liquidity. The section entitled “Operating and Financial Review and Prospects” included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Final Prospectus accurately and fully describes all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect liquidity and are reasonably likely to occur. Neither the Company nor any Subsidiary has any off-balance sheet arrangements as defined in Item 303 of Regulation S-K, except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus.

(ddd) Critical Accounting Policies. The section entitled “Operating and Financial Review and Prospects – Critical Accounting Policies” included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Final Prospectus accurately and fully describes in all material respects (1) the accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and which require management’s most difficult, subjective or complex judgments (“Critical Accounting Policies”); (2) the judgments and uncertainties affecting the application of Critical Accounting Policies; and (3) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof.

(eee) Material Contracts. There are no material contracts or documents that are required to be described in the Registration Statement, the Pricing Prospectus or the Final Prospectus or to be filed as exhibits thereto that have not been so described or filed as required.

(fff) Contingent Obligations. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, there are no outstanding guarantees or other contingent obligations of the Company or any Subsidiary that could reasonably be expected to have a Material Adverse Effect.

(ggg) Employee Benefits. Except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, the Company has no obligation to provide retirement, death or disability benefits to any of the present or past employees of the Company or any Subsidiary, or to any other person.

(hhh) Payments in Foreign Currency. None of the Company or any of the Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends or other distributions, or from making any other distribution on its equity interest, except as disclosed in the Pricing Prospectus; except as disclosed in the Pricing Prospectus, all dividends and other distributions declared and payable upon the equity interests in the Company, the PRC Subsidiaries and the Overseas Subsidiary may be converted into foreign currency that may be freely transferred out of the British Virgin Islands, the Cayman Islands or the PRC (after complying with applicable procedural requirements described in the Pricing Prospectus) as the case may be, and all such dividends and other distributions are not and, except as disclosed in the Pricing Prospectus, will not be, subject to withholding or other taxes under the laws and regulations of the British Virgin Islands, the Cayman Islands or the PRC and, except as disclosed in the Pricing Prospectus, are otherwise free and clear of any other tax, withholding or deduction in the British Virgin Islands, the Cayman Islands and the PRC, in each case without the necessity of obtaining any Consent in the British Virgin Islands, the Cayman Islands or the PRC, except such as have been obtained.

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(iii) No Immunity. None of the Company or any of the Subsidiaries nor any of their properties, assets or revenues are entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment prior to or in aid of execution of judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of any judgment. The irrevocable and unconditional waiver and agreement of the Company in this Agreement and the Deposit Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement and the Deposit Agreement is valid and binding under the laws of the PRC, the Cayman Islands and the British Virgin Islands.

(jjj) No Transaction or Other Taxes. No stamp or other issuance or transfer taxes or duties are payable by or on behalf of the Underwriters or the Borrowers to the PRC, the British Virgin Islands, the Cayman Islands or any political subdivision or taxing authority thereof in connection with (i) the lending of the Offered Securities to the Borrowers; (ii) the issuance, sale or delivery of the Offered Securities to the Underwriters or (iii) the deposit with the Depositary of any Ordinary Shares against the issuance of the corresponding ADSs and related ADRs.

(kkk) Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(lll) Passive Foreign Investment Company. Based on the Company’s current income and assets and the Company’s anticipated utilization of the cash raised in the Offering, the Company presently does not believe that it should be classified as a “passive foreign investment company” for the current taxable year, as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, and, except as disclosed in the Registration Statement, the Pricing Prospectus and the Final Prospectus, the Company does not anticipate becoming a passive foreign investment company in future taxable years.

(mmm) No Broker-Dealer Affiliation. There are no affiliations or associations between any member of the FINRA and any of the officers or directors of the Company or the Subsidiaries, or holders of 5% or greater of the securities of the Company.

(nnn) Validity of Choice of Law. The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the Cayman Islands, the British Virgin Islands and the PRC and will be honored by courts in the Cayman Islands, the British Virgin Islands and the PRC. The Company has the power to submit, and, pursuant to Section 15 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of any court of the State of New York or the United State District Court for the Southern District of the State of New York (each, a “New

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York Court”) and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court; and the Company has the power to designate, appoint and empower, and pursuant to Section 15 of this Agreement has legally, validly, effectively and irrevocably designated, appointed and empowered CT Corporation System as its authorized agent for service of process in any action arising out of or relating to this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements, the Final Prospectus, the Registration Statement, the ADS Registration Statement or the offering of the Offered Securities in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 15 hereof.

(ooo) Proper Form of Agreements. Each of this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements and the Capped Call Agreements is in proper form to be enforceable in the Cayman Islands, the British Virgin Islands and the PRC in accordance with its terms; to ensure the legality, validity, enforceability or admissibility into evidence in the Cayman Islands, the British Virgin Islands or the PRC of this Agreement, the Indenture, the ADS Lending Agreements or the Capped Call Agreements, it is not necessary that this Agreement, the Deposit Agreement, the ADS Lending Agreements or the Capped Call Agreements be filed or recorded with any court or other authority in the Cayman Islands, the British Virgin Islands or the PRC (other than court filings in the ordinary course of proceedings) or that any stamp or similar tax in the Cayman Islands, the British Virgin Islands or the PRC (other than nominal stamp or similar tax payable in the ordinary course of proceedings) be paid on or in respect of this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements, the Capped Call Agreements or any other documents to be furnished hereunder.

(ppp) Enforceability of Judgments. Any final judgment for a fixed or readily calculable sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements or the Capped Call Agreements and any instruments or agreements entered into for the consummation of the transactions contemplated herein and therein would be declared enforceable against the Company without re-examination or review of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon or payment of any stamp, registration or similar tax or duty (i) by the courts of the Cayman Islands, provided that (A) such courts had proper jurisdiction over the parties subject to such judgment, (B) such courts did not contravene the rules of natural justice of the Cayman Islands, (C) such judgment was not obtained by fraud, (D) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (E) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (F) there is due compliance with the correct procedures under the laws of the Cayman Islands, and (ii) by the courts of the British Virgin Islands, provided that (A) such courts had proper jurisdiction over the parties subject to such judgment, (B) such courts did not contravene the rules of natural justice of the British Virgin Islands, (C) such judgment was not obtained by fraud, (D) the enforcement of the judgment would not be contrary

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to the public policy of the British Virgin Islands, (E) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands and (F) there is due compliance with the correct procedures under the laws of the British Virgin Islands; and any final judgment for a fixed or readily calculable sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement, the Indenture, the Deposit Agreement, the ADS Lending Agreements or the Capped Call Agreements and any instruments or agreements entered into for the consummation of the transactions contemplated herein and therein may be recognized and declared enforceable against the Company by the courts of the PRC, and, if required, render an order of execution to enforce it, in accordance with the applicable provisions of the Civil Procedure Law of the PRC then in force relating to the enforceability of foreign judgments, provided that (A) the judgment was legally effective, (B) application for recognition and enforcement by the party concerned was made to the intermediate court of the PRC which has jurisdiction, (C) application for recognition and enforcement by the foreign court was made in accordance with the provisions of the international treaties concluded or acceded to by the United States and the PRC or with the principle of reciprocity, (D) the judgment was reviewed by the PRC court which has jurisdiction in accordance with the international treaties concluded or acceded to by the People’s Republic of China or on the principle of reciprocity, and (E) the PRC court concluded that the judgment does not violate the state sovereignty, security or public interest of the PRC.

(qqq) Free Writing Prospectuses. The Company has complied with the requirements of Rule 433 under the Securities Act with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to any such Issuer Free Writing Prospectus. The Company has not (i) distributed any offering material in connection with the Offering other than the Pricing Prospectus, the Final Prospectus, and any Issuer Free Writing Prospectus set forth on Schedule B hereto, or (ii) filed, referred to, approved, used or authorized the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Offered Securities, except for any Issuer Free Writing Prospectus set forth in Schedule B hereto previously approved by the Underwriters and the Borrowers and any electronic road show previously approved by the Underwriters and the Borrowers.

(rrr) SAFE Compliance. Except as disclosed in the General Disclosure Package, the Company has taken, or is in the process of taking, best efforts to comply with, and to cause compliance by all of the Company’s 5% or more shareholders, directors and officers and option holders, who are PRC residents or PRC citizens with any applicable rules and regulations of the State Administration of Foreign Exchange (the “SAFE Rules and Regulations”), including without limitation, requiring each such shareholder, director and officer or option holder that is, or is directly or indirectly owned or controlled by, a PRC resident or PRC citizen to complete any registration and other procedures required under applicable SAFE Rules and Regulations.

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(sss) No Trading. None of the Company or any of the Subsidiaries is engaged in any trading activities involving commodity contracts or other trading contracts which are not currently traded on a securities or commodities exchange and for which the market value cannot be determined.

(ttt) M&A Rules. The Company is aware of and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange of the PRC on August 8, 2006 (the “M&A Rules”), in particular the relevant provisions thereof which purport to require offshore special purpose vehicles (“SPVs”) formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on stock exchange located outside of the PRC; the Company has received legal advice specifically with respect to the M&A Rules from its PRC counsel and the Company understands such legal advice; and the Company has fully communicated such legal advice from its PRC counsel to each of its directors that signed the Registration Statement and each such director has confirmed that he or she understands such legal advice.

(uuu) M&A Clarifications. Based on legal advice from its PRC counsel, the issuance and lending of the Ordinary Shares and the ADSs, the listing and trading of the ADSs on the Nasdaq or the consummation of the transactions contemplated by this Agreement, the Deposit Agreement and the Power of Attorney (as hereinafter defined) is not and will not be, as of the date hereof or at each Delivery Date (as hereinafter defined), adversely affected by the M&A Rules or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the M&A Rules, including the guidance and notices issued by the CSRC on September 8 and September 21, 2006, (collectively, the “M&A Rules and Related Clarifications”).

(vvv) Non-applicability of M&A Rules. Based on legal advice from its PRC counsel, as of the date of the Pricing Prospectus and as of the date hereof, the M&A Rules did not and do not require the Company to obtain the approval of the CSRC prior to the issuance and lending of the Ordinary Shares and the ADSs, the listing and trading of the ADSs on the Nasdaq, or the consummation of the transactions contemplated by this Agreement, the Deposit Agreement and the Power of Attorney.

(www) Disclosure of M&A Rules. The statements set forth in the Pricing Prospectus under the captions “Risk Factors – Risks Related to Doing Business in China – Risks Related to Doing Business in China – PRC rules on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business” are fair and accurate summaries of the matters described therein, and nothing has been omitted from such summaries which would make the same misleading in any material respect.

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(xxx) Representation of Officers. Any certificate signed by or on behalf of the Company and delivered to the Underwriters or the Borrowers or to counsel for the Underwriters or the Borrowers shall be deemed to be a representation and warranty by the Company to each such Underwriter or Borrower as to the matters covered thereby.

3. Issuance, Loan, Sale and Delivery of Offered Securities. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions set forth herein and in the ADS Lending Agreements, the Company agrees to issue Ordinary Shares and to lend to the Borrowers, and the Borrowers agree to borrow from the Company up to 13,125,520 ADSs, and the Underwriter, upon such issuance and loan to the Borrowers, agrees to purchase such ADSs from Borrowers.

In accordance with the ADS Lending Agreements, delivery of 13,125,520 of the ADSs shall be made at 9:30 A.M., New York City time, on May 19, 2008, or such other time on the same or such other date as the Agent and the Company shall agree in writing. The time and date of such delivery are hereinafter referred to as the “Closing Date”.

The documents to be delivered on any Closing Date on behalf of the parties hereto pursuant to Section 7 hereof shall be delivered at the Hong Kong office of Simpson Thacher & Bartlett LLP and the ADSs shall be delivered at the office of The Depository Trust Company (“DTC”), all on the applicable Closing Date.

4. Offering by Underwriters. It is understood that the Underwriters propose to offer the Offered Securities for sale to the public as set forth in the Final Prospectus.

5. Certain Agreements of the Company. The Company agrees, with the several Underwriters and the Borrowers that:

(a) Additional Filings. The Company has filed or will file each Statutory Prospectus (including the Final Prospectus) pursuant to and in accordance with Rule 424(b)(2) (or, if applicable and consented to by Underwriters and the Borrowers, subparagraph (5)) not later than the second business day following the earlier of the date it is first used or the date of this Agreement. The Company has complied and will comply with Rule 433.

(b) Filing of Amendments; Response to Commission Requests. The Company agrees to keep available the Registration Statement for the sale of the ADSs for the period commencing on the Effective Date and ending on the Closing Date and to keep available under the Registration Statement a number of ADSs equal to the then applicable Maximum Number of Shares. The Company will promptly advise the Underwriters and the Borrowers of any proposal to amend or supplement the Registration Statement or any Statutory Prospectus (including any document incorporated by reference therein) at any time and will afford the Underwriters and the Borrowers a reasonable opportunity to comment on any such proposed amendment or supplement and will not effect such amendment or supplementation without the consent of the Underwriters and the Borrowers and the Company will also advise the Underwriters and the Borrowers promptly of (1) the filing of any such amendment or supplement, (2) any request by the Commission or its staff for any amendment to any Registration Statement, for any supplement to any

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Statutory Prospectus (including any document incorporated by reference therein) or for any additional information, (3) the institution by the Commission of any stop order proceedings in respect of a Registration Statement or the threatening of any proceeding for that purpose, and (4) the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered Securities in any jurisdiction or the institution or threatening of any proceedings for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and obtain as soon as possible its lifting, if issued.

(c) Continued Compliance with Securities Law. If, at any time when a prospectus relating to the Offered Securities (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is (or but for the exemption in Rule 172 under the Securities Act would be) required to be delivered under the Securities Act in connection with sales by any Underwriter, the Borrowers or dealer, any event occurs as a result of which the Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or supplement the Final Prospectus to comply with the Securities Act, the Company will promptly notify the Underwriters and the Borrowers of such event and will promptly prepare and file with the Commission and furnish, at its own expense, to the Underwriters, the Borrowers and dealers and any other dealers upon request of the Underwriters or the Borrowers an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance. Neither the Underwriters’ or the Borrowers’ consent to, nor the Underwriters’ or the Borrowers’ delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7.

(d) Rule 158. As soon as practicable, but not later than 16 months, after the date of this Agreement, the Company will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the date of this Agreement and satisfying Section 11(a) of the Act and Rule 158 under the Securities Act.

(e) Furnishing of Prospectus. The Company will furnish to the Underwriters and the Borrowers copies of the Registration Statement (of which two will be signed), including all exhibits, any related Preliminary Prospectus, and, so long as a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Securities Act, the Final Prospectus and each Issuer Free Writing Prospectus and all amendments and supplements to such documents, in each case in such quantities as the Underwriters or the Borrowers request. The Final Prospectus shall be so furnished on or prior to 3:00 P.M., New York time, on the business day following the execution and delivery of this Agreement. All other such documents shall be so furnished as soon as available. The Company will pay the expenses of printing and distributing to the Underwriters and the Borrowers all such documents.

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(f) Prompt Filing of Amendments or Supplements. The Company will file promptly with the Commission any amendment or supplement to the Registration Statement or the Final Prospectus that may, in the judgment of the Company, the Underwriters or the Borrowers, be required by the Securities Act or requested by the Commission.

(g) Consent of Underwriters and the Borrowers to Filing. Prior to filing with the Commission any amendment or supplement to the Registration Statement or the Final Prospectus, the Company will furnish a copy thereof to the Underwriters, the Borrowers and their respective counsel and obtain the consent of the Underwriters and the Borrowers to the filing.

(h) Blue Sky Qualifications. The Company will arrange for the qualification of the Offered Securities for sale and the determination of their eligibility for investment under the laws of such jurisdictions as the Underwriters and the Borrowers designate and will continue such qualifications in effect so long as required for the distribution.

(i) Reporting Requirements. During the period of five years after the date of this Agreement, the Company will furnish to the Underwriters and the Borrowers as soon as practicable after the end of each fiscal year, a copy of its annual report to stockholders for such year; and the Company will furnish to the Underwriters and the Borrowers (1) as soon as available, a copy of each report and any definitive proxy statement of the Company filed with the Commission under the Exchange Act or mailed to stockholders, and (2) from time to time, such other information concerning the Company as the Underwriters or the Borrowers may reasonably request. However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), it is not required to furnish such reports or statements to the Underwriters or the Borrowers.

(j) Payment of Expenses. Whether or not the transactions contemplated by this Agreement, the Indenture, the Registration Statement and the Final Prospectus are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including, but not limited to, the following: (i) all expenses in connection with the preparation, printing and filing of the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus, any Issuer Free Writing Prospectus, the Final Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters, the Borrowers and dealers; (ii) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the Offered Securities under the Securities Act and the Offering; (iii) the cost of reproducing this Agreement, the Deposit Agreement and any agreement among Underwriters or the Borrowers, “Blue Sky” survey, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering; provided that in the case of the production of closing document volumes, with the company’s prior consent; (iv) any filing fees and other expenses (including fees and disbursements of counsel to the Company) in connection with the qualification of the Offered Securities for offering and lending

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and determination of their eligibility for investment under state or foreign securities or “Blue Sky” laws as provided in Section 5(h) hereof, including the fees and disbursements of counsel for the Underwriters and the Borrowers in connection with such qualification and in connection with any “Blue Sky” survey and the preparation and printing of memoranda relating thereto; (v) all expenses in connection with the preparation, printing and distribution of any Preliminary Prospectus and the Final Prospectus for distribution in Canada, often in the form of a Canadian “wrapper” (except related fees and expenses of Canadian counsel to the Underwriters and the Borrowers); (vi) expenses incurred in distributing any Statutory Prospectuses and the Final Prospectus (including any amendments and supplements thereto) to the Underwriters and the Borrowers and for expenses incurred for preparing, printing and distributing any Issuer Free Writing Prospectus to investors or prospective investors, (vii) any costs and expenses related to securing any required review by the FINRA of the terms of the Offering (including filing fees incident to, and the reasonable fees and disbursements of counsel for the Underwriters and the Borrowers in connection therewith); (viii) all fees and expenses in connection with issuing and listing the ADSs on the Nasdaq or any other applicable listing or other fees; (ix) all travel expenses of the Company’s officers and employees and any other expense of the Company incurred in connection with any “road show” or attending or hosting meetings with prospective purchasers of the Offered Securities (such travel and other expenses in connection with such meetings, collectively, the “Road Show Expenses”) and (x) all costs and expenses related to the lending of the Offered Securities to the Borrowers and the transfer and delivery of the Offered Securities to the Underwriters, including any transfer or other taxes payable thereon. The Company also shall pay or cause to be paid: (A) the cost of preparing certificates representing the Offered Securities; (B) the cost and charges of any transfer agent, registrar or depositary for the Offered Securities; and (C) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 5.

(k) Use of Proceeds. The Company shall apply the net proceeds from the sale of the Offered Securities being sold by the Company as set forth in the “Use of Proceeds” section of the General Disclosure Package, and, the Company does not intend to use any of the proceeds from the sale of the Offered Securities hereunder to repay any outstanding debt owed to any affiliate of any Underwriter or the Borrowers.

(l) Absence of Manipulation. The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the Securities Act) not to take, directly or indirectly, any action designed to or which would constitute or which might reasonably be expected to constitute, cause or result in stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Offered Securities.

(m) Taxes. The Company will indemnify and hold harmless the Underwriters and the Borrowers against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and lending of the Offered Securities and on the execution and delivery of this Agreement. All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

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(n) Listing of Securities. The Company shall use it best efforts to maintain or effect the listing of the ADSs on the NASDAQ Global Market.

(o) Performance of Obligations. The Company will use its best efforts to do and perform all things required to be done or performed under this Agreement by the Company prior to each Closing Date and to satisfy all conditions precedent to the delivery of the Firm Securities and the Optional Securities.

(p) SAFE Compliance. The Company shall comply with the SAFE Rules and Regulations, and shall use its best efforts to cause, if applicable, its 5% or more shareholders, directors and officers and option holders that are, or that are directly or indirectly owned or controlled by, PRC residents or PRC citizens, to comply with the SAFE Rules and Regulations applicable to them in connection with the Company, including without limitation, requesting such shareholder, director and officer and option holder, that is, or is directly or indirectly owned or controlled by, a PRC resident or PRC citizen to complete any registration and other procedures required under applicable SAFE Rules and Regulations.

(q) D&O Insurance. The Company maintains or, prior to the First Closing Date, the Company will purchase insurance covering its directors and officers for liabilities or losses arising in connection with this Offering, including, without limitation, liabilities or losses arising under the Securities Act, the Exchange Act and the Rules and Regulations.

(r) Deposit Agreement. The Company will comply with the terms of the Deposit Agreement so that ADSs will be delivered by the Depositary to each Underwriter’s participant account in DTC, pursuant to this Agreement at the applicable Closing Date.

(s) Cayman Islands Approvals. The Company agrees (i) not to attempt to avoid any judgment obtained by it or denied to it in a court of competent jurisdiction outside the Cayman Islands; (ii) following the consummation of the offering of the Offered Securities, it will use its best efforts to obtain and maintain all approvals required in the Cayman Islands to pay and remit outside the Cayman Islands all interests or other payments payable by the Company on the Offered Securities and all dividends declared by the Company and payable on the Ordinary Shares in the form of ADSs; and (iii) it will use its best efforts to obtain and maintain all approvals required in the Cayman Islands for the Company to acquire sufficient foreign exchange for the payment of interests, dividends and all other relevant purposes.

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(t) Sarbanes-Oxley Compliance. The Company will use its best efforts to comply with Sarbanes-Oxley, and to use its best efforts to cause the Company’s directors and officers, in their capacities as such, to comply in with Sarbanes-Oxley.

(u) OFAC. The Company will not directly or indirectly use the proceeds of the Offered Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(p) Due Diligence. The Company will afford you, on reasonable notice, a reasonable opportunity to conduct a due diligence investigation with respect to the Company customary in scope for transactions pursuant to which the Underwriter and the Borrowers acts as an underwriter of equity securities (including, without limitation, the availability of the chief financial officer and general counsel to respond to questions regarding the business and financial condition of the Company and the right to have made available to them for inspection such records and other information as they may reasonably request).

6. Free Writing Prospectuses. (a) The Company represents and agrees that, unless it obtains the prior consent of the Underwriters and the Borrowers, and each Underwriter and the Borrowers represents and agrees that, unless it obtains the prior consent of the Company, it has not made and will not make any offer relating to the Loans or the Offered Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by the Company, the Underwriters and the Borrowers is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 164 and Rule 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.

(b) The Company represents that it has satisfied and agrees that it will satisfy the conditions in Rule 433 to avoid a requirement to file with the Commission any electronic road show.

7. Conditions of the Obligations of the Underwriters and the Borrowers. The obligations of the several Borrowers on the Closing Date and the Underwriters to purchase and pay for the Offered Securities on the Closing Date will be subject to the accuracy of the representations and warranties on the part of the Company herein (as though made on the Closing Date), to the accuracy of the statements of officers of the Company made pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a) Accountant’s Comfort Letter. The Underwriters shall have received letters, addressed to the Underwriters, dated the date hereof and each Closing Date, of PricewaterhouseCoopers confirming that they are a registered public accounting firm and independent public accountants within the meaning of the Securities Act and the applicable published Rules and Regulations and substantially in the form of Schedule C hereto.

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(b) Effectiveness of Registration Statement. The Final Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) of this Agreement.

(c) Absence of Stop Order. Prior to the Closing Date, no stop order suspending the effectiveness of a Registration Statement or any part thereof shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company, the Underwriters or the Borrowers, shall be contemplated by the Commission.

(d) No Material Adverse Change. Since the date of the latest audited financial statements included in the most recent Preliminary Prospectus, (a) neither the Company nor any of its subsidiaries shall have sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree and (b) there shall not have occurred any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, stockholders’ equity business, management properties or prospects of the Company and its subsidiaries taken as a whole which, in the judgment of the Underwriters or the Borrowers, is material and adverse and makes it impractical or inadvisable to market the Offered Securities or to enforce contracts for the sale of the Offered Securities.

Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change in either U.S., Cayman Islands, British Virgin Islands, PRC or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of the Underwriters or the Borrowers, impractical to market or to enforce contracts for the sale of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market; (ii) any suspension or material limitation of trading in securities generally on the New York Stock Exchange, the American Stock Exchange, the Nasdaq Stock Market, the Hong Kong Stock Exchange or London Stock Exchange, or any material disruption in the settlement of such trading, or any setting of minimum or maximum prices for trading on such exchanges or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction; (iii) or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (iv) any banking moratorium declared by any U.S. federal, New York, Cayman Islands, British Virgin Islands, London, Hong Kong or PRC authorities; (v) any major disruption of settlements of securities, payment, or clearance services in the United States, the Cayman Islands, the British Virgin Islands, the United Kingdom, Hong Kong, the PRC or any other country where such securities are listed or (vi) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, the Cayman Islands, the British Virgin Islands, the United Kingdom, Hong Kong or the PRC, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of the Underwriters or the Borrowers, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to market the Offered Securities or to enforce contracts for the sale of the Offered Securities.

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(e) Opinions of U.S. Counsel for Company. The Underwriters and the Borrowers shall have received an opinion, dated as of the Closing Date, of Skadden, Arps, Slate, Meagher & Flom, counsel for the Company, substantially in the form attached hereto as Annex A-1 and . The Capped Call Counterparties shall have received an opinion, dated as of the Closing Date, of Skadden, Arps, Slate, Meagher & Flom, counsel for the Company, substantially in the form attached hereto as Annex A-2.

(f) Opinion of Cayman Islands Counsel for Company. The Underwriters and the Borrowers shall have received an opinion, dated as of the Closing Date, of Conyers Dill & Pearman, Cayman Islands counsel for the Company, substantially in the form as Annex B hereto.

(g) Opinion of PRC Counsel for Company. The Underwriters and the Borrowers shall have received an opinion, dated as of the Closing Date, of Tian Yuan Law Firm, PRC counsel for the Company, substantially in the form attached hereto as Annex C.

(h) Opinion of British Virgin Islands Counsel for Company. The Underwriters and the Borrowers shall have received an opinion, dated as of the Closing Date, of Conyers Dill & Pearman, British Virgin Islands counsel for the Company, substantially in the form attached hereto as Annex D.

(i) Opinion of PRC Counsel for Underwriters. The Underwriters and the Borrowers shall have received from King & Wood, PRC counsel for the Underwriters, such opinion or opinions, dated as of the Closing Date, with respect to such matters as the Underwriters or the Borrower may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(j) Opinion of U.S. Counsel for Underwriters. The Underwriters and the Borrowers shall have received from Simpson Thacher & Bartlett LLP, U.S. counsel for the Underwriters, such opinion or opinions, dated as of the Closing Date, with respect to such matters as the Underwriters or the Borrowers may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters. In rendering such opinion, Simpson Thacher & Bartlett LLP may rely as to all matters governed by Cayman Islands law and British Virgin Islands law upon the opinion of Conyers Dill & Pearman referred to above and all matters governed by PRC law upon the opinion of Tian Yuan Law Firm and the opinion of King & Wood, each as referred to above.

(k) Opinion of Depositary’s Counsel. The Underwriters and the Borrowers shall have received an opinion, dated the Closing Date, of Emmet Marvin & Martin LLP, counsel for the Depositary, to the effect set forth in Annex E thereto.

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(l) Officers’ Certificate. The Underwriters and the Borrowers shall have received a certificate, dated as of the Closing Date, of an executive officer of the Company and a principal financial or accounting officer of the Company in which such officers shall state that: the representations and warranties of the Company in this Agreement are true and correct; the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; no stop order suspending the effectiveness of the Registration Statement or any part thereof has been issued and no proceedings for that purpose have been instituted or are contemplated by the Commission; and, subsequent to the date of the most recent financial statements in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole except as set forth in the General Disclosure Package or as described in such certificate.

(m) CEO and CFO’s Certificates. The Underwriters and the Borrowers shall have received a certificate of the chief executive officer and the chief financial officer, dated the date hereof and a certificate of the chief executive officer and the chief financial officer dated the Closing Date, with respect to certain financial information contained in the Registration Statement and the Final Prospectus and other financial information of the Company, substantially in the form set forth in Annex F hereto.

(n) Execution of Deposit Agreement. The Company and the Depositary shall have executed and delivered the Deposit Agreement and the Deposit Agreement shall be in full force and effect and the Company and the Depositary shall have taken all action necessary to permit the deposit of the Ordinary Shares and the issuance of the Offered Securities in accordance with the Deposit Agreement.

(o) DTC Eligibility. On or prior to the First Closing Date, the Offered Securities shall be eligible for clearance and settlement through the facilities of DTC.

(p) Certified Extract of Share Register. On or prior to the First Closing Date, the Company shall provide a certified extract of the share register showing the Ordinary Shares issued in the name of The Bank of New York, as depositary.

(q) No Unapproved Supplemental Disclosure. No Issuer Free Writing Prospectus, Preliminary Prospectus, amendment or supplement to the Registration Statement, ADS Registration Statement or Final Prospectus shall have been filed to which the Underwriters or the Borrowers object in writing.

(r) M&A Rules. There shall not be any adverse legislative or regulatory developments related to the M&A Rules and Related Clarifications which in the sole judgment of the Underwriters or the Borrowers (after consultation with the Company if practicable) would make it inadvisable to proceed with the public offering or the delivery of the Offered Securities being delivered at such delivery date (“Delivery Date”) on the terms and in the manner contemplated in this Agreement (including any such development that results in either PRC counsel to the Company or PRC counsel to the Underwriters or the Borrowers not being able to confirm, at such Delivery Date, the respective opinions of such counsel).

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(s) Notes Offering. The concurrent offering of the Notes substantially on the terms described in the Final Prospectus shall have been consummated on the Closing Date.

The Company will furnish the Underwriters and the Borrowers with such conformed copies of such opinions, certificates, letters and documents as the Underwriters and the Borrowers reasonably request.

8. Indemnification and Contribution. (a) The Company will indemnify and hold harmless each (i) Underwriter, (ii) Borrower and (iii) Agent and each of its respective partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls such Underwriter, Borrower or Agent, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each, an “Indemnified Party”), against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Securities Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement, any Statutory Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus, or in any amendment or supplement thereto or any “road show” (as defined in Rule 433) not constituting an Issuer Free Writing Prospectus (a “Non-Prospectus Road Show”) or any “Blue Sky” application or other document prepared or executed by the Company (or based upon any written information furnished by the Company for use therein) specifically for the purpose of qualifying any or all of the Offered Securities under the securities laws of any state or other jurisdiction (any such application, document or information being hereinafter called a “Blue Sky Application”), or, in each case, arise out of or are based upon the omission or alleged omission, of a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above, as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by any Underwriter, if any, specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (b) below.

(b) Each Underwriter will severally and not jointly indemnify and hold harmless the Company, each of its directors and each of its officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each an “Underwriter Indemnified Party”), against any losses, claims, damages or

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liabilities to which such Underwriter Indemnified Party may become subject, under the Securities Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of any Registration Statement, any Statutory Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus, or in any amendment or supplement thereto or in any Non-Prospectus Road Show or Blue Sky Application or arise out of or are based upon the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Underwriter, specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Underwriter Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability , action, litigation, investigation or proceeding whatsoever (whether or not such Underwriter Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission, as such expenses are incurred, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Final Prospectus furnished on behalf of each Underwriter: the information contained in paragraph 12 under the caption “Underwriting.”

(c) Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, (A) without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of any judgment with respect to any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such

37

settlement, compromise or consent (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party or (B) be liable for any settlement of any such action effected without its written consent (which consent shall not be unreasonably withheld), but if settled with the consent of the indemnifying party or if there be a final judgment of the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.

(d) If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, or the Underwriters, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d).

38

(e) The obligations of the Company under this Section shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter, any Borrower or any Agent within the meaning of the Securities Act; and the obligations of the Underwriters under this Section shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director of the Company, to each officer of the Company who has signed a Registration Statement and to each person, if any, who controls the Company within the meaning of the Securities Act.

9. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter on one hand or the Company on the other hand or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities. If for any reason the lending of the Offered Securities by the Company is not consummated, the Company shall remain responsible for the expenses to be paid or reimbursed by them pursuant to Section 5 and the respective obligations of the Company and the Underwriters pursuant to Section 8 shall remain in effect, and if any Offered Securities have been purchased hereunder the representations and warranties in Section 2 and all obligations under Section 5 shall also remain in effect. If the purchase of the Offered Securities by the Underwriters is not consummated for any reason other than solely because of an Underwriter’s or the Underwriters’ default in their obligations to purchase the Offered Securities from any Borrower, or a Borrower’s or the Borrowers’ default in their obligations to borrow the Offered Securities pursuant to the ADSs Lending Agreement, the Company will reimburse the Underwriters and the Borrowers for all out-of-pocket accountable expenses actually incurred (including but not limited to fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities and the respective obligations of the Company and the Underwriters pursuant to Section 8 hereof shall remain in effect.

10. Notices. All communications hereunder will be in writing and, if sent to the Underwriters, will be mailed, delivered or telegraphed and confirmed to Lehman Brothers Inc., 1271 Avenue of the Americas, 42nd Floor, New York, New York 10020, Attention: Syndicate Registration, Fax: +1 (646) 834-8133 with a copy, in the case of any notice pursuant to Section 8 of this Agreement, to the Director of Litigation, Office of the General Counsel, Lehman Brothers Inc., 399 Park Avenue, 10th Floor, New York, N.Y. 10022, Fax: +1 (212) 520-0421, Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, N.Y. 10010-3629, Attention: LCD-IBD, Fax: +1 (212) 325 6665, and Credit Suisse (Hong Kong) Limited, 45th Floor, Two Exchange Square, 8 Connaught Road, Central, Hong Kong, Attention: LCD-IBD, Fax: +852 2101-7725, with a copy to Underwriters’ U.S. counsel, Simpson Thacher & Bartlett LLP, 35/F, ICBC Tower, 3 Garden Road, Central, Hong Kong, Attention: Leiming Chen, Fax: +(852) 2869-7694, if to the Borrowers, will be mailed, delivered or telegraphed and conformed to Credit Suisse International, One Cabot

39

Square, London E14 4QJ England and Lehman Brothers International (Europe), 25 Bank Street, London E14 5LE England, and if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at JA Solar Holdings Co., Ltd., Jinglong Group Industrial Park, Jinglong Street, Ningjin, Hebei province 055550, People’s Republic of China, Attention: Huaijin Yang, CEO, Fax: +(86) 319-580-0760, with a copy to the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, Attention: Gregory G.H. Miao, Fax: +(852) 3740-4700.

11. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 8, and no other person will have any right or obligation hereunder.

12. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

13. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a) the Underwriters have been retained solely to act as underwriters in connection with the sale of the Offered Securities and no fiduciary, advisory or agency relationship between the Company and the Underwriters or the Borrowers has been created in respect of any of the transactions contemplated by this Agreement or the Final Prospectus, irrespective of whether the Underwriters or the Borrowers have advised or are advising the Company on other matters;

(b) the price of the Offered Securities set forth in this Agreement was established by the Company following discussions and arms-length negotiations with the Underwriters and the Company is capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) it has been advised that the Underwriters, the Borrowers and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and the Underwriters and the Borrowers have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) it waives, to the fullest extent permitted by law, any claims it may have against the Underwriters and the Borrowers for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Underwriters and the Borrowers shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of the Company.

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14. Research Independence. In addition, the Company acknowledges that the Underwriters’ and the Borrowers’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ and Borrowers’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of their respective investment banking divisions. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters or the Borrowers with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ or Borrowers’ investment banking divisions. The Company acknowledges that each of the Underwriters and the Borrowers is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the Company.

15. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

The Company hereby submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in Federal and state courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company irrevocably appoints CT Corporation System, currently of 111 Eighth Avenue, New York, NY, 10011, as each of their authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agree that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 11 hereof, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

The obligation of the Company pursuant to this Agreement in respect of any sum due to any Underwriter or Borrower shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Underwriter or Borrower of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter or Borrower may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter or Borrower hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment,

41

to indemnify such Underwriter or Borrower against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or the Borrowers hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or the Borrowers hereunder.

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If the foregoing is in accordance with the Underwriters and the Borrowers’ understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement between the Company in accordance with its terms.

Very truly yours,

JA SOLAR HOLDINGS CO., LTD.

By
Name:	Huaijin Yang
Title:	Chief Executive Officer

[Signature Page to ADS Underwriting Agreement]

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

By	LEHMAN BROTHERS INC.

By:
Name:
Title:

By CREDIT SUISSE SECURITIES (USA) LLC

By:
Name:
Title:

By	CREDIT SUISSE SECURITIES (HONG KONG) LIMITED

By:
Name:
Title:

[Signature Page to ADS Underwriting Agreement]

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

By:
Name:
Title:

CREDIT SUISSE INTERNATIONAL

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to ADS Underwriting Agreement]

SCHEDULE A

Underwriters	Number of ADSs to be Borrowed
Lehman Brothers Inc	6,562,760
Credit Suisse Securities (USA) LLC	6,562,760
Credit Suisse Securities (Hong Kong) Limited	—
Total	13,125,520

SCHEDULE B

1.	Pricing term sheet, as attached hereto.

May 13, 2008

Filed pursuant to Rule 433

333-150824

JA SOLAR HOLDINGS CO., LTD.

Concurrent Offerings of

$350,000,000

aggregate principal amount of

4.50% Senior Convertible Notes due 2013

(the “Notes Offering”)

and

13,125,520 Borrowed American Depositary Shares

(the “Borrowed ADS Offering”)

This free writing prospectus relates only to the Notes Offering of the Issuer’s 4.50% Senior Convertible Notes due 2013 (the “Notes”) and the Borrowed ADS Offering of the Issuer’s American depositary shares (the “ADSs”; as of the date of this free writing prospectus, each ADS represents one ordinary share of the Issuer) and should be read together with (1) the preliminary prospectus supplement dated May 12, 2008 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement”) and accompanying prospectus dated May 12, 2008 (the “Base Prospectus”), including the documents incorporated by reference in the Notes Preliminary Prospectus Supplement and (2) the preliminary prospectus supplement dated May 12, 2008 relating to the Borrowed ADS Offering (the “Borrowed ADS Preliminary Prospectus Supplement”) and the Base Prospectus, including the documents incorporated by reference in the Borrowed ADS Preliminary Prospectus Supplement.

All references to “$” herein are to United States dollars.

Issuer

Issuer:	JA Solar Holdings Co., Ltd., a company incorporated under the laws of the Cayman Islands with limited liability

ADS Trading:	Nasdaq GM: JASO

The Notes Offering

Title of Securities:	4.50% Senior Convertible Notes due 2013 (the “Notes”)

Aggregate Principal Amount:	$350 million

Underwriters’ Option to Purchase Additional Notes:	Up to $50 million

Issue Price:	100%

Maturity:	May 15, 2013, unless earlier converted, repurchased or redeemed 4.50%

Annual Interest Rate:	May 15 and November 15 of each year, beginning on November 15, 2008

Initial Borrowed ADS Offering Price:	$23.00 per ADS

Conversion Premium over the Initial Borrowed ADS Offering Price:	32.5%

Conversion Price:	Approximately $30.475 per ADS

Conversion Rate (subject to adjustment):	32.8138 ADSs per $1,000 principal amount of Notes

Increase to Conversion Rate upon Certain Types of Fundamental Changes (subject to adjustment):	If and only to the extent a holder converts its Notes in connection with a non-stock change of control (as defined in the Notes Preliminary Prospectus Supplement under “Description of the Notes—Conversion Rights—Adjustment to Conversion Rate Upon a Non-Stock Change of Control”), the Issuer will increase the conversion rate by a number of additional ADSs that will be determined by reference to the following table.

ADS Price

Adjustment Date	$23.00	$27.50	$30.48	$35.00	$39.62	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$85.00
May 19, 2008	10.6644	7.6605	6.3088	4.8455	3.8181	2.9899	2.4454	2.0424	1.7360	1.4978	13084	1.1549	1.0288	0.9237
May 15, 2009	10.6644	6.9005	5.4984	4.0195	3.0193	2.2487	1.7667	1.4268	1.1802	0.9964	08563	0.7467	0.6589	0.5880
May 15, 2010	10.6644	6.0404	4.5019	2.9370	1.9457	1.2498	0.8633	0.6233	0.4710	0.3714	03051	0.2589	0.2253	0.2001
May 15, 2011	10.6644	5.4318	3.5016	1.4157	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	00000	0.0000	0.0000	0.0000
May 15, 2012	10.6644	5.3975	3.4017	1.3443	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	00000	0.0000	0.0000	0.0000
May 15, 2013	10.6644	3.3428	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	00000	0.0000	0.0000	0.0000

If the ADS price is in excess of $85.00 per ADS or less than $23.00 per ADS (in each case, subject to adjustment), the conversion rate will not be increased. In no event will the total number of ADSs issuable upon conversion exceed 43.4782 per $1,000 principal amount of the Notes, subject to adjustment in the same manner as the conversion rate.

Net Proceeds (estimated):	The net proceeds from this offering of Notes, after deducting the underwriters’ discounts, estimated offering expenses and the cost of the capped call transactions with the counterparties, will be approximately $311.0 million (or approximately $355.8 million if the underwriters exercise their option to purchase additional Notes in full).

Underwriting Discounts and Commissions per Note:	$22.50

Aggregate Underwriting Discounts and Commissions:	$7,875,000 ($9,000,000 if the underwriters exercise their option to purchase additional Notes in full).

Capped Call Transactions:	See Capped Call Transactions Below

Notes CUSIP:	466090 AA5

Notes ISIN:	US466090AA51

Clearing:	The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, S.A. Luxembourg and Euroclear Bank S.A/N.V. as operator of the Euroclear System

Ratings:	Not rated

Pricing Date:	May 13, 2008

Settlement Date:	May 19, 2008

Joint Book-Running Managers:	Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC

Co-Managers:	Needham & Company, LLC and Piper Jaffray & Co.

The Borrowed ADS Offering

Number of Borrowed ADSs Offered by the Preliminary Borrowed ADS Prospectus Supplement:	Up to 13,125,520 ADSs

Number of Borrowed ADSs Offered by the ADS Borrowers at the Initial Borrowed ADS Offering Price:	6,590,312 ADSs

Closing Sale Price of the ADSs on the Pricing Date:	$23.70 per ADS

Initial Borrowed ADS Offering Price:	$23.00 per ADS

Net Proceeds from Borrowed ADSs:	The ADS Borrowers will receive all of the proceeds from the sale of the Borrowed ADSs. The Issuer will not receive any proceeds from the sale of the Borrowed ADSs in the Borrowed ADS Offering, but the Issuer will receive a nominal lending fee from the ADS Borrowers.

Underwriting Discounts and Commissions per Borrowed ADS:	$0

Aggregate Underwriting Discounts and Commissions for the Borrowed ADS Offering:	$0

Capped Call Transactions	See Capped Call Transactions Below

Pricing Date:	May 13, 2008

Settlement Date:	May 19, 2008

Borrowed ADS Offering Joint Book-Running Managers:	Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC

Capped Call Transactions

Cap Price in Capped Call Transactions:	$37.375, which is 62.5% higher than the Initial Borrowed ADS Offering Price

The Issuer has filed a registration statement (including the Base Prospectus) with the SEC for the Notes Offering and the Borrowed ADS Offering to which this communication relates. Before you invest, you should read the Notes Preliminary Prospectus Supplement and/or Borrowed ADS Preliminary Prospectus Supplement, as applicable, and the Base Prospectus in the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Notes Offering and the Borrowed ADS Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable prospectus supplement and the Base Prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

SCHEDULE C

Form of Accountant’s Comfort Letter

SCHEDULE D

SUBSIDIARIES

Subsidiaries Incorporated in the PRC (“PRC Subsidiaries”)

JingAo Solar Co., Ltd.

Shanghai JA Solar Technology Co., Ltd.

Shanghai JA Solar PV Technology Co., Ltd.

JA Solar Technology YangZhou Co., Ltd.

Subsidiary Incorporated Outside the PRC (“Overseas Subsidiary”)

JA Development Co., Ltd.

JA Solar USA Inc.

JA Solar Hong Kong Limited

ANNEX A-1

FORM OF OPINION OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM, U.S.

COUNSEL FOR THE COMPANY

ANNEX A-2

FORM OF OPINION OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM, U.S.

COUNSEL FOR THE COMPANY

ANNEX B

OPINION OF CONYERS DILL & PEARMAN, CAYMAN ISLANDS COUNSEL FOR

THE COMPANY

ANNEX C

OPINION OF TIAN YUAN LAW FIRM, PRC COUNSEL FOR THE COMPANY

ANNEX D

OPINION OF CONYERS DILL & PEARMAN, BRITISH VIRGIN ISLANDS COUNSEL

FOR THE COMPANY

ANNEX E

OPINION OF EMMET MARVIN & MARTIN LLP, COUNSEL FOR THE

DEPOSITARY

ANNEX F

JA Solar Holdings Co., Ltd.

Certificate of Chief Executive Officer and Chief Financial Officer

Ladies and Gentlemen:

In connection with the offering and lending of an aggregate of up to 13,125,520 American Depositary Shares (the “ADSs”), each representing one ordinary share, par value $0.0001 per share (the “Ordinary Shares”), of JA Solar Holdings Co., Ltd., a Cayman Islands exempted company (the “Company”), from the Company pursuant to (i) the prospectus dated May 12, 2008 (the “Base Prospectus”), (ii) the preliminary prospectus supplement dated May 12, 2008 (together with the “Base Prospectus,” the “Preliminary Prospectus”) [and (iii) the final prospectus supplement dated May 13, 2008 (together with the “Base Prospectus,” the “Final Prospectus”) (the Preliminary Prospectus together with the Final Prospectus, the “Prospectuses”)]1, we, Huaijin Yang, Chief Executive Officer, and Daniel Lui, Chief Financial Officer, of the Company have been asked to deliver this certificate to the underwriters named in the Prospectuses, and, based on our examination of the Company’s financial records and schedules and management estimates, undertaken by ourselves or members of our staff who are responsible for the Company’s financial accounting matters, each of the undersigned hereby certifies that:

1. To the best knowledge of the undersigned after due inquiry, the unaudited condensed consolidated financial results of the Company and operation results for the three months ended March 31, 2008 as well as other estimated financial and operation results as set forth under the caption “Recent Developments” in the Prospectuses, are: (i) true and correct in all material respects; (ii) do not differ in any material respect from the corresponding amounts to be reported by the Company in connection with the announcement of its results for the quarter ended March 31, 2008 and furnished to the SEC on Form 6-K; and (iii) have been derived from the Company’s accounting records and prepared in conformity with U.S. generally accepted accounting principles and on a basis consistent with the Company’s audited consolidated financial statements included in the Prospectuses and include all adjustments, consisting only of normal recurring adjustments (other than adjustments based upon the finalization of the Company’s quarterly closing, review and reporting processes), necessary in the opinion of the management of the Company to provide a fair presentation of the results for the three months ended March 31, 2008. The undersigned further certifies that the information relating to estimated financial and operation results set forth in the Registration Statements reflects the Company’s current good faith estimate, based on its internal projections and budget, of its projected performance.

2. The unaudited condensed consolidated financial results of the Company for the three months ended March 31, 2008 comply as to form in all material respects with the applicable accounting requirements of the Securities Exchange Act of 1934 and the related rules and regulations adopted by the SEC; the unaudited condensed consolidated financial results of the Company for the

1	To be included in the certificate to be delivered on the Closing Date.

three months ended March 31, 2008 comply as to form in all material respects with the applicable accounting requirements of the Act and the related rules and regulations adopted by the SEC.

3. As of the date of the certificate, there has not been any change in ordinary shares, increase in borrowings, or any decrease in unconsolidated net assets, total shareholders’ equity or retained earning of the Company and its consolidated subsidiaries as compared with amounts shown on the March 31, 2008 unaudited condensed consolidated balance sheet contained under the caption “Recent Developments” in the Prospectuses, and for the period from March 31, 2008 to the date hereof, there have not been any decreases, as compared to the corresponding periods in the preceding years, in consolidated total net revenues, the total or per-share amounts of income before extraordinary items or of net item.

4. The undersigned is not aware of and have no reason to believe that, except as disclosed in the Prospectuses, including the documents incorporated by reference therein, there are any significant deficiencies or material weaknesses (in each case as defined in PCAOB’s AU 325) in the design or operation of the Company’s internal control over financial reporting. Management has not disclosed to the Company’s audit committee or auditors, since January 1, 2008, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Nothing has come to my attention that would cause me to believe that the Company’s disclosure controls and procedures do not remain effective as of the date of this Certificate.

5. The undersigned also certifies that he has read the financial information and data identified and circled by you in the Registration Statement and the General Disclosure Package as of the Pricing Date and the Applicable Time and attached hereto as Annex A[, and in the Prospectus and attached hereto as Annex B]2, and have performed the following procedures, which were applied as indicated with respect to the letters explained below:

A. compared the amount or percentage or recalculated the amount and/or percentage from the corresponding information in the Company’s general ledger or to the corresponding amount or percentage in an analysis prepared by the Company’s accounting personnel and found them to be in agreement;

B. confirmed the arithmetic accuracy of the amounts based on the data referred to in paragraph A above (giving effect to rounding where applicable and calculations into the U.S. dollar amounts based on the corresponding RMB amount at the rate of RMB[        ] to US$1.00); and

C. confirmed the accuracy of the data and other information based on corresponding data and other records maintained by the Company (giving effect to rounding where applicable).

[2]	To be included in the certificate to be delivered on the Closing Date.

Capitalized terms used herein and not otherwise defined herein have the respective meanings assigned to them in the Underwriting Agreement dated May 13, 2008 entered into among the Company, Lehman Brothers Inc., Credit Suisse Securities (USA) LLC, Credit Suisse (Hong Kong) Limited, Lehman Brothers International (Europe) and the Credit Suisse International in connection with the offering and lending of an aggregate of up to 13,125,520 ADSs of the Company.

Exhibit 4.1

JA Solar Holdings Co., Ltd.,

and

The Bank of New York,

as Trustee, Paying Agent, Conversion Agent and Registrar

4.50% Senior Convertible Notes due 2013

Form of First Supplemental Indenture

Dated as of May [    ], 2008

to

Indenture

Dated as of May 19, 2008

i

ii

Exhibit A — Form of Note

iii

Form of FIRST SUPPLEMENTAL INDENTURE dated as of May [    ], 2008, between JA SOLAR HOLDINGS CO., LTD., a company incorporated under the laws of the Cayman Islands with limited liability (the “Company”) and The Bank of New York, a New York banking corporation, as trustee (the “Trustee”), paying agent, conversion agent and registrar.

WHEREAS, the Company has heretofore entered into an Indenture, dated as of May 19, 2008 (the “Original Indenture”), with the Trustee;

WHEREAS, the Original Indenture is incorporated herein by reference and the Original Indenture, as may be amended and supplemented to the date hereof, including by this First Supplemental Indenture, is herein called the “Indenture”;

WHEREAS, under the Original Indenture, a new series of securities may at any time be established in accordance with the provisions of the Original Indenture and the terms of such series may be described by a supplemental indenture executed by the Company and the Trustee;

WHEREAS, Section 3.01 of the Original Indenture expressly permits the Company and the Trustee to enter into one or more indentures supplemental thereto for the purpose of establishing the form or terms of Securities to be issued under the Indenture without the consent of the holders of any Outstanding Securities;

WHEREAS, for its lawful corporate purposes, the Company hereby proposes to create under the Indenture an additional series of Securities to be designated as the Company’s 4.50% Senior Convertible Notes due 2013 (the “Notes”), in an aggregate principal amount not to exceed $400,000,000, and in order to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this First Supplemental Indenture;

WHEREAS, the Form of Notes, the certificate of authentication to be borne by each Note, the Form of Notice of Conversion, the Form of Repurchase Notice, and the Form of Assignment to be borne by the Notes are to be substantially in the forms hereinafter provided for; and

WHEREAS, all acts and things necessary to make the Notes, when duly executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this First Supplemental Indenture provided, the valid, binding and legal obligations of the Company, and to make this First Supplemental Indenture a valid and binding agreement of the Company, in accordance with its terms, have been done and performed, and the execution of this First Supplemental Indenture and the issue hereunder of the Notes have in all respects been duly authorized,

NOW, THEREFORE, for and in consideration of the premises and the purchase of the Notes by the Holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of all Holders of the Notes from time to time, as follows:

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01 Definitions Generally. All terms contained in this First Supplemental Indenture shall, except as specifically provided herein or except as the context may otherwise require, have the meanings given to such terms in the Original Indenture. In the event of any inconsistency between the Original Indenture and this First Supplemental Indenture, this First Supplemental Indenture shall govern. The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this First Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular.

SECTION 1.02 Additional Definitions. Solely with respect to the Notes, the following definitions shall be added to Section 1.01 of the Original Indenture and replace any existing definitions (as applicable) in the Original Indenture, each in appropriate alphabetical order. Unless the context otherwise requires, the following terms shall have the following meanings:

“Additional ADSs” has the meaning specified in Section 10.04(b).

“Additional Amounts” has the meaning specified in Section 5.04.

“Additional Notes” has the meaning specified in Section 2.06.

“Additional Notes Board Resolutions” means resolutions duly adopted by the Board of Directors and delivered to the Trustee in an Officers’ Certificate providing for the issuance of Additional Notes.

“Adjustment Date” has the meaning specified in Section 10.04(b).

“ADS” means an American depositary share of the Company issued pursuant to and governed by the Deposit Agreement and representing a number of Ordinary Shares as may be adjusted from time to time.

“ADS Price” means:

(i) in the case of a Non-Stock Change of Control in which holders of the Ordinary Shares receive only cash as consideration for their Ordinary Shares, the amount of cash paid per Ordinary Share multiplied by the number of Ordinary Shares then represented by each ADS in such Non-Stock Change of Control; or

(ii) in the case of all other Non-Stock Changes of Control, the average of the Closing Sale Prices of the ADSs during the five consecutive Trading-Day period ending on the Trading Day immediately preceding the effective date of such Non-Stock Change of Control.

“Affiliate” has the meaning specified in the Original Indenture.

“Agent” means the Paying Agent, the Conversion Agent, any Registrar, authenticating agent or co-Registrar.

“Bankruptcy Law” means (i) for the purposes of the Company, any bankruptcy, insolvency or other similar statute, regulation or provision of any jurisdiction in which the Company is organized or is conducting business and (ii) for purposes of the Trustee and the Noteholders, Title 11, U.S. Code or any similar United States federal, state or foreign law for the relief of debtors.

“Bid Solicitation Agent” means any reputable financial services provider that customarily provides administrative agency or trustee services as the Company may designate from time to time.

“Board of Directors” means the Board of Directors of the Company or, other than in the case of the definition of “Continuing Director,” any committee thereof duly authorized to act on behalf of such Board of Directors.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the State of New York or the Cayman Islands are authorized or obligated by law or executive order to close.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock but excluding any debt securities convertible into such equity.

“Closing Date” means May 19, 2008, the date as of which this First Supplemental Indenture was originally executed and delivered.

“Closing Sale Price” of the ADSs (or any other security) on any Trading Day means:

(i) the closing sale price per ADS (or per share of such other security) (or, if no closing sale price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal U.S. national securities exchange on which the ADSs are (or such other security is) traded;

(ii) if the ADSs are (or such other security is) not listed on a U.S. national securities exchange, the last quoted bid price of the ADSs (or of such other security) on that date in the over-the-counter market as reported by Pink Sheets LLC or a similar organization; or

(iii) if the ADSs are (or such other security is) not so quoted by Pink Sheets LLC or a similar organization, as determined by a nationally recognized securities dealer retained by the Company for that purpose.

The Closing Sale Price shall be determined without reference to extended or after hours trading. The Closing Sale Price of the ADSs may be adjusted pursuant to Section 10.05(i).

“Code” has the meaning specified in the Original Indenture.

“Company” means the party named as such in this First Supplemental Indenture until a successor replaces it and, thereafter, means the successor.

“Company Order” has the meaning specified in the Original Indenture.

“Company Repurchase Notice” has the meaning specified in Section 4.02.

“Company Website” means, as of any date of determination, the principal website maintained by the Company on the Internet, which is located at http://www.jasolar.com as of the date hereof.

“Continuing Director” means, as of any date of determination, any member of the Board of Directors who:

(i) was a member of the Board of Directors on the Closing Date; or

(ii) was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such new director’s nomination or election.

“Conversion Agent” means the office or agency appointed by the Company where Notes may be presented for conversion. The Conversion Agent appointed by the Company shall initially be the Trustee.

“Conversion Date” has the meaning specified in Section 10.02.

“Conversion Notice” has the meaning specified in Section 10.02.

“Conversion Obligation” has the meaning specified in Section 10.01(a).

“Conversion Period” has the meaning specified in Section 10.10.

“Conversion Price” on any date of determination means $1,000 divided by the Conversion Rate in effect as of such date.

“Conversion Rate” means, with respect to $1,000 principal amount of Notes, 32.8138 ADSs per $1,000 principal amount of Notes, subject to adjustment as set forth herein.

“Conversion Settlement Amount” has the meaning specified in Section 10.10.

“Corporate Trust Office” has the meaning specified in the Original Indenture.

“Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

“Daily Conversion Value” has the meaning specified in Section 10.10.

“Daily Settlement Amount” has the meaning specified in Section 10.10.

“Default” has the meaning specified in the Original Indenture.

“Defaulted Interest” has the meaning specified in the Original Indenture.

“Deposit Agreement” means that certain deposit agreement between the Company and The Bank of New York, as depositary, dated as of February 6, 2007, as it may be amended from time to time.

“Depositary” means DTC, until a successor shall have been appointed and become such pursuant to the applicable provisions of this Indenture, and thereafter, “Depositary” shall mean or include such successor.

“Depositary Entity” has the meaning specified in Section 9.03.

“Distributed Assets” has the meaning specified in Section 10.05(d).

“Distribution Notice” has the meaning specified in Section 10.01(b).

“DTC” means The Depository Trust Company.

“Event of Default” has the meaning specified in Section 7.01.

“Exchange Act” has the meaning specified in the Original Indenture.

“Ex-Dividend Date” means the first date on which the ADSs trade on the applicable exchange or in the applicable market, regular way, without the right to receive the relevant dividend, distribution or issuance.

“Expiration Date” has the meaning specified in Section 10.05(f).

“Expiration Time” has the meaning specified in Section 10.05(f).

“Fair Market Value” means the amount which a willing buyer would pay a willing seller in an arm’s-length transaction as determined by the Board of Directors.

“First Supplemental Indenture” has the meaning given to such term in the preamble hereof.

“Fiscal Quarter” means, with respect to the Company, the fiscal quarter publicly disclosed by the Company. The Company shall confirm the ending dates of its fiscal quarters for the current fiscal year to the Trustee upon the Trustee’s request.

“Fundamental Change” shall be deemed to have occurred when any of the following has occurred:

(1) the consummation of any transaction the result of which is that any “person” or “group” of related “persons” is or becomes the “beneficial owner,” directly or indirectly, of more than 50% of the Company’s Capital Stock that is at the time entitled to vote by the holder thereof in the election of the Board of Directors (or comparable body);

(2) the first day on which a majority of the members of the Board of Directors are not Continuing Directors;

(3) the adoption of a plan relating to the liquidation or dissolution of the Company;

(4) the consolidation, amalgamation or merger of the Company with or into any other Person, or the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the Company’s assets and those of the Company’s Subsidiaries taken as a whole to any “person,” other than:

(a) in any transaction:

(i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of the Company’s Capital Stock; and

(ii) pursuant to which the holders of 50% or more of the total voting power of all shares of the Company’s Capital Stock entitled to vote generally in the election of directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of the Capital Stock entitled to vote generally in the election of directors of the continuing or surviving Person (or any parent thereof) immediately after giving effect to such transaction; or

(b) any merger primarily for the purpose of changing the Company’s jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of the Company’s outstanding Ordinary Shares solely into ordinary shares or shares of common stock of the surviving entity; or

(5) the termination of trading of the ADSs (or other common equity interests (or depositary receipts or other certificates representing common equity interests) into which the Notes are then convertible) or the Ordinary Shares represented by the ADSs, which will be deemed to have occurred if the ADSs (or other common equity interests (or depositary receipts or other certificates representing common equity interests) into which the Notes are then convertible) or the Ordinary Shares represented by the ADSs are not listed on a U.S. national securities exchange.

However, a Fundamental Change will be deemed not to have occurred if more than 90% of the consideration in the transaction or transactions (other than cash payments for fractional Ordinary Shares and cash payments made in respect of dissenters’ appraisal rights) which otherwise would constitute a Fundamental Change under clauses (1) or (4) above consists of ordinary shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or to be traded immediately following such transaction on a U.S. national securities exchange, and, as a result of the transaction or transactions, the Notes become convertible based on such ordinary shares, common stock, depositary receipts or other certificates representing common equity interests (and any rights attached thereto) and other applicable consideration.

For purposes of this definition, (i) “beneficial owner” is used as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, (ii) “group” has the meaning it has in Sections 13(d) and 14(d) of the Exchange Act and (iii) “person” is used as defined in Rule 13d-3 under the Exchange Act.

“Fundamental Change Repurchase Date” has the meaning specified in Section 4.01(a).

“Fundamental Change Repurchase Notice” has the meaning specified in Section 4.01(c).

“Global Notes” means one or more Notes in global form registered in the name of the Depositary or the nominee of the Depositary, which shall constitute Global Securities pursuant to the Original Indenture.

“Indenture” has the meaning given to such term in the recitals hereof.

“interest” means, when used with reference to the Notes, any interest payable under the terms of the Notes, including Defaulted Interest, if any, Reporting Additional Interest, if any and overdue interest, if any.

“Interest Payment Date” has the meaning specified in Section 2.03.

“Issue Date” means the date of initial issuance of Notes pursuant to this Indenture.

“Market Disruption Event” means, if the ADSs are listed on the Nasdaq Global Market or another U.S. national securities exchange, the occurrence or existence during the one-half hour period ending on the scheduled close of trading on any Trading Day of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the ADSs on such principal U.S. national securities exchange or in any options, contracts or future contracts relating to the ADSs on the primary market for the trading of such options, contracts or futures contracts.

“Maturity Date” means May 15, 2013.

“Non-Stock Change of Control” means a transaction described under clause (1) or clause (4) in the definition of “Fundamental Change” pursuant to which 10% or more of the consideration for the Ordinary Shares (other than cash payments for fractional Ordinary Shares, if applicable, and cash payments made in respect of dissenters’ appraisal rights, if applicable) in such transaction consists of cash or securities (or other property) that are not ordinary shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange.

“Noteholder” or “Holder” means the Person in whose name a Note is registered on the Registrar’s books.

“Notes” means any Notes issued, authenticated and delivered under this First Supplemental Indenture, including any Global Notes and any Additional Notes.

“Notice of Default” has the meaning specified in Section 7.01.

“Officer” means the Chairman of the Board of Directors, Chief Executive Officer, President, a Vice President, Treasurer, Assistant Treasurer, Controller, Secretary or Assistant Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” has the meaning specified in the Original Indenture.

“Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of the Company, or shares of any class or classes resulting from any reclassification or reclassifications thereof, provided that if at any time there shall be more than one such resulting class, the shares of each such class then underlying the ADSs issuable on conversion shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

“Ordinary Shares Depositary” means the person acting as depositary pursuant to the Deposit Agreement.

“Original Indenture” has the meaning given such term in the recitals hereof.

“Paying Agent” has the meaning specified in the Original Indenture.

“Payor” shall mean the Company or any successor thereof.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Prospectus Supplement” means the prospectus supplement with respect to the offering of the Notes, dated May 13, 2008, to the prospectus dated May 12, 2008, accompanying the Company’s registration statement on Form S-3 (No. 333-150824).

“protected purchaser” has the meaning specified in Section 2.05.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of the Ordinary Shares have the right to receive any cash, securities or other property or in which the Ordinary Shares (or other applicable security) are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Ordinary Shares entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

“Redemption Date” means, with respect to any redemption of Notes, the date of redemption with respect thereto (which shall be a Business Day).

“Redemption Notice” has the meaning specified in Section 3.02.

“Redemption Price” has the meaning specified in Section 3.01.

“Reference Property” has the meaning specified in Section 10.06(b).

“Register” has the meaning specified in the Original Indenture.

“Registrar” has the meaning specified in the Original Indenture.

“Regular Record Date” means the May 1 and November 1 preceding the applicable May 15 and November 15 Interest Payment Date, respectively.

“Relevant Taxing Jurisdiction” shall have the meaning set forth in Section 5.04.

“Reporting Additional Interest” has the meaning specified in Section 7.11.

“Schedule TO” means a Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Exchange Act.

“Scheduled Trading Day” means any day on which the principal U.S. national securities exchange or market on which the ADSs are listed or admitted for trading is scheduled to be open for trading.

“SEC” has the meaning specified in the Original Indenture.

“Securities Act” has the meaning specified in the Original Indenture.

“Settlement Period Market Disruption Event” means:

(i) a failure by the securities exchange or market referenced in the definition of “Settlement Period Trading Day” to open for trading during its regular trading session; or

(ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the ADSs of an aggregate one-half hour of suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by The Nasdaq Global Market or otherwise) in the ADSs or in any option contracts or futures contracts relating to the ADSs.

“Settlement Period Trading Day” means a day during which:

(i) trading in the ADSs generally occurs on the principal U.S. national securities exchange or market on which the ADSs are listed or admitted for trading; and

(ii) there is no Settlement Period Market Disruption Event;

provided, however, that if the ADSs are not traded on any U.S. national securities exchange or market, then “Settlement Period Trading Day” shall mean a day that the Volume Weighted Average Price of the ADSs can be obtained.

“Significant Subsidiary” means any Subsidiary of the Company that would be a “Significant Subsidiary” of the Company within the meaning specified in Rule 1-02(w) under Regulation S-X promulgated by the SEC, as of the date of this Indenture.

“Special Record Date” has the meaning specified in the Original Indenture.

“Spin-Off” has the meaning specified in Section 10.05(d).

“Spin-Off Valuation Period” has the meaning specified in Section 10.05(d).

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subsidiary” has the meaning specified in the Original Indenture.

“Taxes” has the meaning specified in Section 5.04.

“TIA” or “Trust Indenture Act” means the U.S. Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb), as amended, as in effect on the date of this Indenture.

“Trading Day” means a day during which:

(i) the Nasdaq Global Market is open for trading, or if the ADSs are not listed on the Nasdaq Global Market, the principal U.S. national securities exchange on which the ADSs are listed, is open for trading, and has a scheduled closing time of 4:00 p.m., New York City time (or the then standard closing time for regular trading on the relevant exchange or market), or if the ADSs are not so listed, any Business Day; and

(ii) there is no Market Disruption Event.

“Trading Price” means, with respect to a Note on any date of determination, the average of the secondary market bid quotations per $1,000 principal amount of Notes obtained by the Bid Solicitation Agent for $5,000,000 principal amount of Notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers selected by the Company, which may include one or more of the Underwriters; provided that if only one such bid can be reasonably obtained by the Bid Solicitation Agent, then this one bid shall be used; and provided further that, if the Bid Solicitation Agent cannot reasonably obtain at least one bid for $5,000,000 principal amount of Notes from an independent nationally recognized securities dealer then, for the purpose of determining the convertibility of the Notes pursuant to Section 10.01(a)(7) only, the Trading Price per $1,000 principal amount of Notes shall be deemed to be less than 98% of the product of (a) the Conversion Rate on such determination date and (b) the Closing Sale Price of the ADSs on such determination date.

“Trigger Event” has the meaning specified in Section 10.05(d).

“Trust Officer” means any officer within the Corporate Trust Office of the Trustee with direct responsibility for the administration of this Indenture.

“Trustee” means the party named as such in this Indenture until a successor replaces it and, thereafter, means the successor.

“Underwriters” means Lehman Brothers Inc., Credit Suisse Securities (USA) LLC., Needham & Company, LLC and Piper Jaffray & Co.

“Underwriting Agreement” means the Underwriting Agreement, dated May 13, 2008 among the Company and the Underwriters relating to the offering and sale of the Notes.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

“Volume Weighted Average Price” on any Settlement Period Trading Day means:

(i) with respect to the ADSs, the per ADS volume weighted average price as is displayed on Bloomberg (or any successor service) Page JASO <EQUITY> AQR in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such Settlement Period Trading Day (or, if such Volume Weighted Average Price is unavailable, the market value per ADS on such Settlement Period Trading Day as determined by a nationally recognized independent investment banking firm (which may be an Underwriter or one of its affiliates) retained for this purpose by the Company); or

(ii) with respect to any Reference Property, the volume weighted average price per unit of Reference Property as determined in a manner substantially consistent with the manner in which the “Volume Weighted Average Price” of an ADS is to be determined in accordance with clause (i) as determined in good faith by the Company.

“Wholly Owned Subsidiary” has the meaning specified in the Original Indenture.

SECTION 1.03 Rules of Construction. Unless the context otherwise requires:

(1) a term has the meaning assigned to it;

(2) “or” is not exclusive;

(3) “including” means including without limitation; and

(4) words in the singular include the plural and words in the plural include the singular.

ARTICLE 2

THE NOTES

SECTION 2.01 Designation, Amount and Issuance of Notes. The Notes shall be designated as “4.50% Senior Convertible Notes due 2013.” The Notes initially will be issued in an aggregate principal amount not to exceed (i) $400,000,000 plus (ii) such additional aggregate principal amount of Notes as may be issued from time to time as Additional Notes in accordance with such Section 2.06 (except pursuant to Section 2.05 of this First Supplemental Indenture and Section 3.04 of the Original Indenture). Notes may be executed by the Company and delivered to the Trustee for authentication as provided in Section 3.03 of the Original Indenture.

SECTION 2.02 Form of the Notes. The Notes and the Trustee’s certificate of authentication to be borne by such Notes shall be substantially in the form set forth in Exhibit A hereto. The terms and provisions contained in the form of Notes attached as Exhibit A hereto shall constitute, and are hereby expressly made, a part of this First Supplemental Indenture and, to the extent applicable, the Company and the Trustee, by their execution and delivery of this First Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby.

SECTION 2.03 Date and Denomination of Notes; Payment at Maturity; Payment of Interest. The Notes shall be issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. Each Note shall be dated the date of its authentication and shall bear interest from the date specified in the form of Notes attached as Exhibit A hereto.

Interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months. The amount of interest payable for any period that is less than a whole month shall be computed on the basis of the actual number of days elapsed during such less than whole-month period divided by 360.

If any payment date is not a Business Day, payment will be made on the next succeeding Business Day and no interest will accrue thereon.

On the Maturity Date, each Holder shall be entitled to receive on such date $1,000 in cash per $1,000 principal amount of Notes and accrued and unpaid interest to, but not including, the Maturity Date, unless such Note has been earlier converted or repurchased by the Company at the Holder’s option or redeemed by the Company at its option. With respect to Global Notes, such principal and interest will be paid to the Depositary in immediately available funds. With respect to any certificated Notes, such principal and interest will be payable at the Company’s office or agency maintained for that purpose.

Interest on the Notes will accrue at the rate of 4.50% per annum, from May 19, 2008, or the most recent date to which interest has been paid or duly provided for, until the principal thereof is paid or made available for payment. Interest shall be payable in cash on May 15 and November 15 of each year (each, an “Interest Payment Date”), commencing November 15, 2008, to the Person in whose name any Note is registered on the Register at 5:00 p.m., New York City time, on any Regular Record Date with respect to the applicable Interest Payment Date, except that the interest payable upon the Maturity Date will be payable to the Person to whom the principal amount is paid and subject to Section 3.08(b) of the Original Indenture. Notwithstanding the foregoing, any Notes or portion thereof surrendered for conversion after 5:00 p.m., New York City time, on the Regular Record Date for an Interest Payment Date but prior to the applicable Interest Payment Date shall be accompanied by payment, in immediately available funds or other funds acceptable to the Company, of an amount equal to the interest otherwise payable on such Interest Payment Date on the principal amount being converted; provided that no such payment need be made:

(i) with respect to conversions after 5:00 p.m., New York City time, on the Regular Record Date immediately preceding the Maturity Date;

(ii) with respect to conversions of Notes that the Company has called for redemption if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date;

(iii) with respect to conversions in connection with a Fundamental Change if the Company has specified a Fundamental Change Repurchase Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date; and

(iv) with respect to any overdue interest, if overdue interest exists at the time of conversion with respect to such Notes.

The Company shall pay interest:

(i) on any Global Notes by wire transfer of immediately available funds to the account of the Depositary or its nominee;

(ii) on any Notes in certificated form having a principal amount of less than $2,000,000, by check mailed to the address of the Holder of such Notes as it appears in the Register, provided, however, that, at maturity, interest will be payable at the office of the Company maintained by the Company for such purposes; and

(iii) on any Notes in certificated form having a principal amount of $2,000,000 or more, by wire transfer in immediately available funds at the election of the Holder of such Notes duly delivered to the Trustee at least five Business Days prior to the relevant Interest Payment Date, provided, however, that, at maturity, interest will be payable at the office of the Company maintained by the Company for such purposes.

To the extent lawful, payments of principal or interest on the Notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate, in the case of interest, from the most recent Interest Payment Date on which such interest was payable and, in the case of principal, from the Stated Maturity.

SECTION 2.04 Authentication. The Trustee shall authenticate and make available for delivery Notes for original issue, upon receipt of a Company Order: (i) in the aggregate principal amount of up to $400,000,000 and (ii) from time to time, in such aggregate principal amount as shall be established for any Additional Notes established pursuant to the respective resolution of the Board of Directors and Officers’ Certificate in respect thereof delivered pursuant to Section 2.06. The Company Order shall specify the amount of Notes to be authenticated and shall state the date on which such Notes are to be authenticated.

SECTION 2.05 Replacement Notes. Section 3.07 of the Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other series of Securities) as follows:

“If a mutilated Note is surrendered to the Registrar or if the Noteholder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Note if the requirements of Section 8-405 of the Uniform Commercial Code are met (as shall be certified to the Trustee by the Company), such that the Noteholder (i) satisfies the Company and the Trustee within a reasonable time after it has notice of such loss, destruction or wrongful taking and the Registrar does not register a transfer prior to receiving such notification, (ii) makes such request to the Company and the Trustee prior to the Note being acquired by a protected purchaser as defined in Section 8-303 of the Uniform Commercial Code (a “protected purchaser”) and (iii) satisfies any other reasonable requirements of the Trustee and the Company. If required by the Trustee or the Company, such Noteholder shall furnish an indemnity bond sufficient in the judgment of the Trustee to protect the Company, the Trustee, the Paying Agent and the Registrar from any loss that any of them may suffer if a Note is replaced. The Company and the Trustee may charge the Noteholder for their expenses in replacing a Note. In case any Note which has matured or is about to mature or has been properly tendered for repurchase on a Fundamental Change Repurchase Date (and not withdrawn), as the case may be, or is to be converted pursuant to Article 10, shall become mutilated or be destroyed, lost or wrongfully taken, the Company may, instead of issuing a substitute Note, pay or authorize the payment of or convert or authorize the conversion of the same (without surrender thereof except in the case of a mutilated Note), as the case may be, if the applicant for such payment or conversion shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or in connection with such substitution, and, in every case of destruction, loss or wrongful taking, the applicant shall also furnish to the Company, the Trustee and, if applicable, any Paying Agent or Conversion Agent evidence to their satisfaction of the destruction, loss or wrongful taking of such Notes and of the ownership thereof.

Every replacement Note is a new obligation of the Company in replacement of the Note that has been mutilated, lost, destroyed or wrongfully taken.

The provisions of this Section 2.05 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or wrongfully taken Notes.”

SECTION 2.06 Additional Notes. The Company may, from time to time, subject to compliance with any other applicable provisions of this Indenture, without notice to or the consent of the Noteholders, create and issue pursuant to this Indenture additional Notes (“Additional Notes”) having terms and conditions identical to those of the other outstanding Notes, except that Additional Notes may:

(1) have a different Issue Date from the Issue Date for other outstanding Notes;

(2) have a different issue price than other outstanding Notes; and

(3) have terms specified in the Additional Notes Board Resolutions for such Additional Notes making appropriate adjustments to this Article 2 and Exhibit A (and related definitions) applicable to such Additional Notes in order to conform to and ensure compliance with the Securities Act (or other applicable securities laws), which are not adverse in any material respect to the Holder of any outstanding Notes (other than such Additional Notes);

provided, no Additional Notes may be issued unless such Additional Notes are fungible with the Notes issued pursuant to the Underwriting Agreement for U.S. federal income tax and securities laws purposes, as determined pursuant to an Opinion of Counsel; and provided further, that the Additional Notes have the same CUSIP number as other outstanding Notes. No Additional Notes may be issued if on the Issue Date therefor any Event of Default has occurred and is continuing.

The Notes originally issued pursuant to the Underwriting Agreement and any Additional Notes shall be treated as a single class for all purposes under this Indenture, including waivers, amendments, offers to purchase and United States federal tax purposes.

With respect to any issuance of Additional Notes, the Company shall deliver to the Trustee a resolution of the Board of Directors and an Officers’ Certificate in respect of such Additional Notes, which shall together provide the following information:

(1) the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture;

(2) the Issue Date, issue price, amount of interest accrued and payable on the first Interest Payment Date, first Interest Payment Date, CUSIP number and corresponding ISIN of such Additional Notes; and

(3) such matters as shall be applicable to such Additional Notes as described in clause (3) of the second preceding paragraph.

ARTICLE 3

REDEMPTION OF NOTES

Article IV of the Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other series of Securities) as follows:

“SECTION 3.01 Optional Redemption of Notes.

Prior to May 15, 2011, the Company may not redeem the Notes. On or after May 15, 2011, the Company may redeem all or part of the Notes at its option, if the Closing Sale Price of the ADSs has been at least 130% of the then applicable Conversion Price for at least 20 Trading Days during any period of 30 consecutive Trading Days, including the last Trading Day of such period, ending on the Trading Day preceding the date on which the Company provides a Redemption Notice as set forth in Section 3.02, in cash at a price (the “Redemption Price”) equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the Redemption Date; provided, that if the Redemption Date falls after a Regular Record Date and on or prior to the corresponding Interest Payment Date, the interest payable on such Interest Payment Date shall be paid on such Redemption Date to the Holders of record of the Notes on the applicable Regular Record Date instead of the Holders of the Notes being redeemed on such date.

The Company may not redeem any Notes if a Default in the payment of interest on the Notes has occurred and is continuing.

SECTION 3.02 Notice of Optional Redemption. In case the Company shall desire to exercise the right to redeem all or any part of the Notes pursuant to Section 3.01, it shall fix a Redemption Date and it or the Trustee in the name of and at the expense of the Company shall mail or cause to be mailed a notice of such redemption (a “Redemption Notice”) not less than 30 calendar days nor more than 60 calendar days prior to the Redemption Date to all Holders of record at their last addresses as the same appear on the Register; provided that if the Company makes such request of the Trustee, the text of the Redemption Notice shall be prepared by the Company. Such mailing shall be by first class mail. The Redemption Notice, if mailed in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not the Holders receive such notice. In any case, failure to give such Redemption Notice by mail or any defect in the notice to the Holder of any Notes designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Notes. Simultaneously with providing such Redemption Notice, the Company shall publicly announce through a reputable national newswire in the United States the relevant information and make this information available the Company Website.

Each such Redemption Notice shall specify:

(a) that the holder has a right to convert the Notes called for redemption, and the applicable Conversion Rate;

(b) the date on which the Conversion Period begins;

(c) that the right to convert such Notes or portions thereof will expire on or before 5:00 p.m. New York City time, on the Business Day immediately preceding the Redemption Date; and

(d) the aggregate principal amount of Notes to be redeemed;

(e) the CUSIP number or numbers of the Notes being redeemed.

(f) the Redemption Date;

(g) the Redemption Price at which the Notes are to be redeemed;

(h) the name of the Paying Agent, the place or places of payment and that payment will be made upon presentation and surrender of such Notes;

(i) that interest accrued and unpaid to, but excluding, the Redemption Date will be paid as specified in said notice, and that on and after such date, interest thereon or on the portion thereof to be redeemed will cease to accrue;

If fewer than all the Notes are to be redeemed, the Redemption Notice shall identify the Notes to be redeemed (including CUSIP numbers, if any). In case any Notes are to be redeemed in part only, the Redemption Notice shall state the portion of the principal amount thereof to be redeemed and shall state that, on and after the Redemption Date, upon surrender of such Notes, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued.

SECTION 3.03 Selection of Notes to be Redeemed. If less than all of the outstanding Notes are to be redeemed, the Trustee shall select the Notes or portions thereof of the Global Notes or the Notes in certificated form to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, on a pro rata basis to the extent practicable or by another method the Trustee routinely uses, and in each case to the extent permitted by the Depositary. If any Notes selected for redemption are submitted for conversion in part after such selection, the portion of such Notes submitted for conversion shall be deemed (so far as may be possible) to be the portion to be selected for redemption but shall be converted in accordance with Article 10. The Notes (or portions thereof) so selected for redemption shall be deemed duly selected for redemption for all purposes hereof, notwithstanding that any such Notes are submitted for conversion in part before the mailing of the Redemption Notice.

The Company will not be required to (i) issue, register the transfer of, or exchange any Notes during the period of 15 calendar days preceding the mailing of a Redemption Notice or (ii) register the transfer of or exchange any Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Notes being redeemed in part.

SECTION 3.04 Deposit of Redemption Price. No later than 11:00 a.m., New York City time, one Business Day prior to the Redemption Date, the Company shall deposit with the Paying Agent (or, if the Company or a Wholly Owned Subsidiary of the Company is acting as its own Paying Agent, shall set aside, segregate and hold in trust as provided in Section 6.02 of the Original Indenture) an amount of cash in immediately available funds sufficient to redeem on the Redemption Date all the Notes (or portions thereof) so called for redemption (other than those theretofor surrendered for conversion) at the Redemption Price, together with accrued and unpaid interest to, but excluding, the Redemption Date. If any Notes called for redemption are converted in accordance with Article 10 prior to such Redemption Date, any money deposited with the Paying Agent or so segregated and held in trust for the redemption of such Notes shall be paid to the Company or, if then held by the Company, shall be discharged from such trust.

SECTION 3.05 Payment of Notes Called for Redemption. If a Redemption Notice has been given as provided in Section 3.02, the Notes or portion of Notes with respect to which such notice has been given shall, unless converted in accordance with Article 10, become due and payable on the Redemption Date and at the place or places stated in such Redemption Notice at the Redemption Price, plus interest accrued and unpaid to, but excluding, the Redemption Date; provided that if the Redemption Date falls after a Regular Record Date and on or prior to the corresponding Interest Payment Date, the interest payable on such Interest Payment Date shall be paid on such Redemption Date to the Holders of record of such Notes on the applicable Regular Record Date instead of the Holders of the Notes being redeemed on such date, and, unless the Company shall default in the payment of such Notes at the Redemption Price, plus interest, if any, accrued and unpaid to, but excluding, the Redemption Date, then, on the Redemption Date, such Notes will cease to be outstanding, interest will cease to accrue on such Notes and all other rights of the holders of such Notes will terminate, other than the right to receive the Redemption Price, and previously accrued and unpaid interest thereon. On presentation and surrender of such Notes at a place of payment specified in the notice or redemption, such Notes shall be paid and redeemed by the Company at the Redemption Price, together with interest accrued and unpaid thereon to, but excluding, the Redemption Date; provided that if the Redemption Date falls after a Regular Record Date and on or prior to the corresponding Interest Payment Date, the interest payable on such Interest Payment Date shall be paid on such Redemption Date to the Holders of record of such Notes on the applicable Regular Record Date instead of the Holders of the Notes being redeemed on such date.

If any Notes called for redemption shall not be so paid upon surrender thereof for redemption on the Redemption Date as provided in this Section 3.05, the Company shall pay interest (to the extent lawful) on the overdue Redemption Price at the annual rate borne by the Notes plus 1%, and such Notes shall remain convertible in accordance with Article 10 until the Redemption Price and the interest thereon shall have been paid or duly provided for.

SECTION 3.06 Notes Redeemed in Part. Upon presentation of any Notes redeemed in part only, the Company shall execute, and the Trustee shall authenticate and make available for delivery to the holder thereof, at the expense of the Company, a new Note or Notes, of authorized denominations, in aggregate principal amount equal to the unredeemed portion of the Notes presented.”

ARTICLE 4

REPURCHASE OF NOTES

SECTION 4.01 Repurchase at Option of Holders Upon a Fundamental Change. (a) If there shall occur a Fundamental Change at any time prior to maturity of the Notes, then each Noteholder shall have the right, at such Holder’s option, to require the Company to repurchase all of such Holder’s Notes, or any portion thereof that is a multiple of $1,000 principal amount, on a date (the “Fundamental Change Repurchase Date”) specified by the Company, that is not less than 20 Business Days nor more than 35 Business Days after the date of the Company Repurchase Notice related to such Fundamental Change is mailed or delivered, at a cash repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date, subject to the satisfaction by the Holder of the requirements set forth in Section 4.01(c); provided that if such Fundamental Change Repurchase Date falls after a Regular Record Date and on or prior to the corresponding Interest Payment Date, then the interest payable on such Interest Payment Date shall be paid on such Fundamental Change Repurchase Date to the Holders of record of the Notes on the applicable Regular Record Date instead of the Holders surrendering the Notes for repurchase on such date.

(b) On or before the fifth calendar day after the occurrence of a Fundamental Change, the Company shall mail or deliver or cause to be mailed or delivered to all Holders of record of the Notes on the date of the Fundamental Change at their addresses shown in the Register (and to beneficial owners of the Notes as required by applicable law) a Company Repurchase Notice as set forth in Section 4.02 with respect to such Fundamental Change. The Company shall also deliver a copy of the Company Repurchase Notice to the Trustee, the Conversion Agent, and the Paying Agent at such time as it is mailed to Holders of Notes. Simultaneously with providing such notice, the Company shall also publicly announce through a reputable national newswire in the United States such information and make the information available on the Company Website.

No failure of the Company to give the foregoing notices and no defect therein shall limit the repurchase rights of Holders of Notes or affect the validity of the proceedings for the repurchase of the Notes pursuant to this Section 4.01.

(c) For Notes to be repurchased at the option of the Holder, the Holder must deliver to the Paying Agent, at any time prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Repurchase Date, (i) a written notice of repurchase (the “Fundamental Change Repurchase Notice”) in the form set forth on the reverse of the Notes duly completed (if the Notes are certificated) or stating the following (if the Notes are represented by a Global Note): (A) the certificate number of the Notes which the Holder will deliver to be repurchased in compliance with the appropriate Depositary procedures, (B) the portion of the principal amount of the Notes which the Holder will deliver to be repurchased, which portion must be in principal amounts of $1,000 or an integral multiple of $1,000 and (C) that such Notes shall be repurchased by the Company pursuant to the terms and conditions specified in the Notes and in this Indenture, together with (ii) such Notes duly endorsed for transfer (if the Notes are certificated) or book-entry transfer of such Notes (if such Notes are represented by a Global Note). The delivery of such Notes to the Paying Agent (together with all necessary endorsements) at the office of the Paying Agent shall be a condition to the receipt by the Holder of the repurchase price therefor; provided, however, that such repurchase price shall be so paid pursuant to this Section 4.01 only if the Notes so delivered to the Paying Agent shall conform in all respects to the description thereof in the Repurchase Notice. All questions as to the validity, eligibility (including time of receipt) and acceptance of any Notes for repurchase shall be determined by the Company, whose determination shall be final and binding absent manifest error.

(d) The Company shall repurchase from the Holder thereof, pursuant to this Section 4.01, a portion of a Note, if the principal amount of such portion is $1,000 or a whole multiple of $1,000. Provisions of this Indenture that apply to the repurchase of all of a Note also apply to the repurchase of such portion of such Note.

(e) The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Repurchase Notice or written notice of withdrawal thereof.

Any repurchase by the Company contemplated pursuant to the provisions of this Section 4.01 shall be consummated by the delivery to the Trustee of the consideration to be received by the Holder promptly following the later of the Fundamental Change Repurchase Date and the time of the book-entry transfer or delivery of the Notes.

SECTION 4.02 Company Repurchase Notice. In connection with any repurchase of Notes pursuant to Section 4.01, the notice contemplated by such provision (the “Company Repurchase Notice”) shall:

(a) state the repurchase price and the Fundamental Change Repurchase Date to which the Company Repurchase Notice relates;

(b) state the event constituting the Fundamental Change and the effective date of the Fundamental Change;

(c) state that the repurchase price will be paid in cash;

(d) state that Holders must exercise their right to elect repurchase prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Repurchase Date;

(e) include a form of Fundamental Change Repurchase Notice;

(f) state the name and address of the Paying Agent;

(g) state that Notes must be surrendered to the Paying Agent to collect the repurchase price;

(h) state that a Holder may withdraw its Fundamental Change Repurchase Notice in whole or in part at any time prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Repurchase Date by delivering a valid written notice of withdrawal in accordance with Section 4.03;

(i) state that the Notes are then convertible, the then applicable Conversion Rate, and any adjustments to the applicable Conversion Rate resulting from the Fundamental Change transaction and expected changes in the cash, shares or other property deliverable upon conversion of the Notes as a result of the occurrence of the Fundamental Change;

(j) state that Notes as to which a Fundamental Change Repurchase Notice has been given may be converted only if the Fundamental Change Repurchase Notice is withdrawn in accordance with the terms of this Indenture;

(k) state the amount of interest accrued and unpaid per $1,000 principal amount of Notes to, but excluding, the Fundamental Change Repurchase Date; and

(l) state the CUSIP number of the Notes.

A Company Repurchase Notice may be given by the Company or, at the Company’s request, the Trustee shall give such Company Repurchase Notice in the Company’s name and at the Company’s expense; provided, that the text of the Company Repurchase Notice shall be prepared by the Company.

The Company will, to the extent applicable, comply with the provisions of Rule 13e-4 and Rule 14e-1 (or any successor provision) and any other tender offer rules under the Exchange Act that may be applicable at the time of the repurchase of the Notes, file the related Schedule TO (or any successor schedule, form or report) under the Exchange Act and comply with all other federal and state securities laws in connection with the repurchase of the Notes.

SECTION 4.03 Effect of Repurchase Notice; Withdrawal. Upon receipt by the Paying Agent of the Fundamental Change Repurchase Notice specified in Section 4.01, the Holder of the Notes in respect of which such Fundamental Change Repurchase Notice was given shall (unless such Fundamental Change Repurchase Notice is validly withdrawn in accordance with the following paragraph) thereafter be entitled to receive solely the repurchase price with respect to such Notes. Such repurchase price shall be paid to such Holder, subject to receipt of funds and/or the Notes by the Paying Agent, promptly following the later of (x) the Fundamental Change Repurchase Date with respect to such Notes (provided the Holder has satisfied the conditions in Section 4.01) and (y) the time of book-entry transfer or delivery of such Notes to the Paying Agent by the Holder thereof in the manner required by Section 4.01. The Notes in respect of which a Fundamental Change Repurchase Notice has been given by the Holder thereof may not be converted pursuant to Article 10 hereof on or after the date of the delivery of such Fundamental Change Repurchase Notice unless such Fundamental Change Repurchase Notice has first been validly withdrawn.

A Fundamental Change Repurchase Notice may be withdrawn in whole or in part by means of a written notice of withdrawal delivered to the office of the Paying Agent in accordance with the Repurchase Notice at any time prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Repurchase Date specifying:

(a) the certificate number, if any, of the Note in respect of which such notice of withdrawal is being submitted, or the appropriate Depositary information, in accordance with appropriate Depositary procedures, if the Note in respect of which such notice of withdrawal is being submitted is represented by a Global Note,

(b) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted, and

(c) the principal amount, if any, of such Notes which remains subject to the original Fundamental Change Repurchase Notice and which has been or will be delivered for repurchase by the Company.

If a Fundamental Change Repurchase Notice is properly withdrawn, the Company shall not be obligated to repurchase the Notes listed in such Fundamental Change Repurchase Notice.

SECTION 4.04 Deposit of Repurchase Price. No later than 11:00 a.m., New York City time, on the Business Day preceding the Fundamental Change Repurchase Date, the Company shall deposit with the Paying Agent or, if the Company or a Wholly Owned Subsidiary of the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 6.02 of the Original Indenture, an amount of cash (in immediately available funds if deposited on the Fundamental Change Repurchase Date), sufficient to pay the aggregate repurchase price of all the Notes or portions thereof that are to be repurchased as of the Fundamental Change Repurchase Date.

If on the Fundamental Change Repurchase Date the Paying Agent holds cash sufficient to pay the repurchase price of the Notes that Holders have elected to require the Company to repurchase in accordance with Section 4.01, then, as of the Fundamental Change Repurchase Date, such Notes will cease to be outstanding, interest will cease to accrue and all other rights of the Holders of such Notes will terminate, other than the right to receive the repurchase price and accrued and unpaid interest upon delivery or book-entry transfer of the Notes. This will be the case whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the Paying Agent.

SECTION 4.05 Notes Repurchased in Part. Upon presentation of any Notes repurchased only in part, the Company shall execute and the Trustee shall authenticate and make available for delivery to the Holder thereof, at the expense of the Company, a new Note or Notes, of any authorized denomination, in aggregate principal amount equal to the unrepurchased portion of the Notes presented.

ARTICLE 5

ADDITIONAL COVENANTS

SECTION 5.01 SEC Reports. The first paragraph of Section 11.02 of the Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other series of Securities) as follows:

“The Company shall deliver to the Trustee, within 15 calendar days after the Company would have been required to file with the SEC, copies of the annual reports and any of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. The Company shall also comply with other provisions of Section 314(a) of the Trust Indenture Act.”

SECTION 5.02 Reporting Additional Interest Notice. In the event that the Company is required to pay any Reporting Additional Interest to Holders of Notes, the Company will provide written notice to the Trustee of its obligation to pay Reporting Additional Interest no later than two calendar days prior to the relevant Interest Payment Date for Reporting Additional Interest, and such notice shall set forth the amount of Reporting Additional Interest to be paid by the Company on such Interest Payment Date. The Trustee shall not at any time be under any duty or responsibility to any Noteholder to determine the Reporting Additional Interest, or with respect to the nature, extent or calculation of the amount of Reporting Additional Interest when made, or with respect to the method employed in such calculation of the Reporting Additional Interest.

SECTION 5.03 Covenant to Obtain Prior Shareholder Approval. The Company covenants not to enter into any transaction, or take any other action, that will require an adjustment to the Conversion Rate that would exceed the number of Ordinary Shares that would require shareholder approval under the continued listing standards of the Nasdaq Global Market without having obtained prior shareholder approval.

SECTION 5.04 Additional Amounts. All payments made by the Payor under, or with respect to, the Notes, will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, levies, imposts, assessments or other governmental charges of whatever nature (including penalties, interest and other liabilities related thereto) (collectively, “Taxes”) unless the Payor is required to withhold or deduct such Taxes by law or by the official interpretation or administration thereof. If the Payor is required to withhold or deduct any amount for, or on account of, Taxes imposed or levied by or on behalf of (i) the Cayman Islands or any political subdivision or governmental authority of any thereof or therein having the power to tax, (ii) any jurisdiction from or through which payment on the Notes is made, or any political subdivision or governmental authority thereof or therein having the power to tax, or (iii) any other jurisdiction in which the Payor is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (any of the aforementioned being a “Relevant Taxing Jurisdiction”) from any payment made under or with respect to the Notes, the Payor will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been required to be withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:

(1)	any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant holder and the Relevant Taxing Jurisdiction, including, without limitation, such relevant holder being or having been a citizen or resident thereof or being or having been present or engaged in a trade or business therein or having or having had a permanent establishment therein, other than a connection resulting from the mere ownership or holding of such Note or enforcement of rights thereunder or the receipt of payments in respect thereof;

(2)	any Taxes that would not have been so imposed if the holder had made a declaration of non-residence or any other claim or filing for exemption to which it is entitled (provided that (x) such declaration of non-residence or other claim or filing for exemption is required by the applicable law of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold such Taxes and (y) the relevant holder at that time has been notified (in accordance with the procedures set forth in Section 17.04 of the Original Indenture) by the Payor or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption is required to be made);

(3)	any Note presented for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented during such 30 day period);

(4)	any Taxes that are payable otherwise than by withholding from a payment of the principal of, or interest, on the Notes; or

(5)	any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge.

Such Additional Amounts will also not be payable where, had the beneficial owner of the Note been the holder of the Note, it would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (5) inclusive above.

The Payor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copies to each holder. The Payor will attach to each certified copy a certificate stating (x) that the amount of withholding Taxes evidenced by the certified copy was paid in connection with payments in respect of the principal amount of Notes then outstanding and (y) the amount of such withholding Taxes paid per $1,000 principal amount of the Notes. Copies of such documentation will be available for inspection during ordinary business hours at the office of the Trustee by the holders of the Notes upon request.

At least 30 calendar days prior to each date on which any payment under or with respect to the Notes is due and payable (unless such obligation to pay Additional Amounts arises shortly before or at some time after the 30th day prior to such date, in which case it shall be as soon as practicable after such obligation arises), if the Payor will be obligated to pay Additional Amounts with respect to such payment, the Payor will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Each such Officer’s Certificate shall be relied upon until receipt of a further Officers’ Certificate addressing such matters.

The Payor shall pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies which arise in any jurisdiction from the execution, delivery or registration of any Notes or any other document or instrument referred to therein (other than a transfer of the Notes), or the receipt of any payments with respect to the Notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction other than a Relevant Taxing Jurisdiction, other than those resulting from, or required to be paid in connection with, the enforcement of the Notes or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes.

The foregoing obligations of this Section 5.04 will survive any termination or discharge of this Indenture and will apply with appropriate changes to any jurisdiction in which any successor Person to the Payor is organized or any political subdivision or taxing authority or agency thereof or therein.

Whenever in this Indenture or in the Notes there is mentioned, in any context, the payment of principal or interest, if any, the repurchase price in connection with a Fundamental Change, the Conversion Settlement Amount or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

SECTION 5.05 Maintenance of Office or Agency. The Company will maintain an office or agency in the Borough of Manhattan, The City of New York, where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or for conversion redemption or repurchase and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. As of the date of this Indenture, such office is located at the office of the Trustee located at 101 Barclay Street, New York, NY 10286 and, at any other time, at such other address as the Trustee may designate from time to time by notice to the Company. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency not designated or appointed by the Trustee. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office.

ARTICLE 6

SUCCESSOR COMPANY

Article VII of the Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other series of Securities) as follows:

“SECTION 6.01 When Company May Consolidate, Amalgamate, Merge or Transfer Assets. The Company shall not, in a single transaction or a series of related transactions, consolidate with, amalgamate with or merge with or into any other Person, or sell, lease, transfer, convey or otherwise dispose of all or substantially all of its property and assets to another Person, unless:

(a) either (i) the Company is the continuing corporation or (ii) the resulting, surviving or transferee Person (if other than the Company) is a corporation or limited liability company organized and existing under the laws of the Cayman Islands, the British Virgin Islands, Bermuda, the United States, or any state thereof or the District of Columbia and such Person assumes, by a supplemental indenture, all of the Company’s obligations under the Notes and this Indenture, in each case in a form reasonably satisfactory to the Trustee;

(b) immediately after giving effect to the transaction described above, no Default or Event of Default has occurred and is continuing;

(c) if as a result of such transaction the Notes become convertible based on ordinary shares, common stock or other securities issued by any Person other than the Company or the resulting, surviving or transferee Person, such other Person fully and unconditionally guarantees all obligations of the Company or the resulting, surviving or transferee Person (if other than the Company), as applicable, under the Notes and this Indenture; and

(d) the Company has delivered to the Trustee the Officers’ Certificate and Opinion of Counsel pursuant to Section 6.03.

For purposes of this Section 6.01, the sale, lease, transfer, conveyance or other disposition of all or substantially all of the property and assets of one or more Subsidiaries of the Company, which property and assets if held by the Company instead of such Subsidiary or Subsidiaries, would constitute all or substantially all of the property and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the property and assets of the Company.

SECTION 6.02 Successor to be Substituted. In case of any such consolidation, amalgamation, merger, sale, lease, transfer, conveyance or other disposition in which the Company is not the continuing corporation and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and reasonably satisfactory in form and substance to the Trustee, of the due and punctual payment of the principal of and interest on all of the Notes, and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed or satisfied by the Company, such successor Person shall succeed to, and be substituted for, the Company, and may exercise every right and power of the Company with the same effect as if it had been named herein as the party of this first part, and the Company shall be discharged from its obligations under the Notes and this Indenture. Such successor Person thereupon may cause to be signed, and may issue either in its own name or in the name of JA Solar Holdings Co., Ltd. any or all of the Notes, issuable hereunder that theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such successor Person instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the officers of the Company to the Trustee for authentication, and any Notes that such successor Person thereafter shall cause to be signed and delivered to the

Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, lease, transfer, conveyance or other disposition, upon compliance with this Article 6 the Person named as the “Company” in the first paragraph of this Indenture or any successor that shall thereafter have become such in the manner prescribed in this Article 6 may be dissolved, wound up and liquidated at any time thereafter and such Person shall be discharged from its liabilities as obligor and maker of the Notes and from its obligations under this Indenture.

SECTION 6.03 Opinion of Counsel to be Given Trustee. Prior to execution of any supplemental indenture pursuant to this Article 6, the Trustee shall be provided with an Officers’ Certificate and an Opinion of Counsel as conclusive evidence that any such consolidation, merger, sale, lease, transfer, conveyance or other disposition and any such assumption complies with the provisions of this Article 6.”

ARTICLE 7

DEFAULTS AND REMEDIES

SECTION 7.01 Events of Default. Section 8.01 of the Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other Series) as follows:

“An “Event of Default”, whenever used in the Original Indenture or this First Supplemental Indenture with respect to the Notes shall mean any one of the following events:

(a) a default by the Company in any payment of interest on any Note when the same becomes due and payable and such default continues for 30 calendar days;

(b) a default by the Company in the payment of the principal of any Note when the same becomes due and payable at its Stated Maturity, upon declaration or otherwise or upon required repurchase in connection with a Fundamental Change;

(c) a failure by the Company to (i) deliver ADSs or (ii) the Conversion Settlement Amount as required pursuant to Article 10 in satisfaction of the Company’s Conversion Obligation upon the conversion of any Notes and such failure continues for five Business Days following the scheduled settlement date for such conversion;

(d) a failure by the Company to provide notice of the anticipated effective date or actual effective date of a Fundamental Change on a timely basis as required by Section 4.01 or 10.01 hereof and such failure continues for five calendar days;

(e) a failure by the Company to perform or observe any other term, covenant or agreement in the Notes or this Indenture (other than those referred to in (a), (b), (c), or (d) above) and such failure continues for 60 calendar days after the notice specified below;

(f) a failure by the Company to pay when due (whether at Stated Maturity or otherwise) or a default that results in the acceleration of maturity, of any Indebtedness for borrowed money of the Company or any of its Significant Subsidiaries (or the payment of which is guaranteed by the Company or any of its Significant Subsidiaries), whether such Indebtedness (or guarantee) now exists or is created after the date of this Indenture, in an aggregate amount in excess of $10 million (or its foreign currency equivalent), unless such indebtedness is discharged, or such acceleration is rescinded, stayed or annulled, within a period of 30 calendar days after written notice of such failure or acceleration has been received by the Company or such Significant Subsidiary;

(g) the Company pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case;

(ii) consents to the entry of an order for relief against it in an involuntary case;

(iii) consents to the appointment of a Custodian of it or for any substantial part of its property;

(iv) makes a general assignment for the benefit of its creditors; or

(v) takes any comparable action under any foreign laws relating to insolvency; or

(h) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company in an involuntary case;

(ii) appoints a Custodian of the Company or for any substantial part of its property;

(iii) orders the winding up or liquidation of the Company; or

(iv) any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 calendar days.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a Default under clause (e) of this Section 7.01 will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the Outstanding Notes notify the Company of the Default and such Default is not cured within the time specified by clause (e) of this Section 7.01 after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default”.”

SECTION 7.02 Acceleration. Section 8.02(a) of the Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other series of Securities) as follows:

“If an Event of Default described in clauses (g) and (h) of Section 7.01 occurs and is continuing, the principal of and accrued and unpaid interest on the Outstanding Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued and unpaid interest on the outstanding Notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately and the Trustee may, in its discretion, proceed to protect and enforce the rights of the Holders of the Notes by appropriate judicial proceedings.”

SECTION 7.03 Other Remedies. If an Event of Default of which a Trust Officer of the Trustee has knowledge occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

SECTION 7.04 Rescission of Acceleration. Section 8.02(b) of the Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other series of Securities) as follows:

“Subject to Sections 7.07 and 9.02, at any time after a declaration of acceleration with respect to the Notes as described in Section 7.02, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of at least a majority in principal amount of the Outstanding Notes may, by written notice to the Company and the Trustee, rescind and annul any such declaration of acceleration with respect to the Notes and its consequences if:

(a) the Company has paid (or deposited with the Trustee a sum sufficient to pay) (1) all overdue interest on all outstanding Notes; (2) the principal amount of any Notes that have become due otherwise than by such declaration of acceleration; (3) to the extent that payment of such interest is lawful, interest upon overdue interest; and (4) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(c) all existing Events of Default, other than the nonpayment of the principal of or interest, if any, on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

The Company shall deliver to the Trustee an Officers’ Certificate stating that the requisite percentage of Holders of the Notes has consented to such recission and attaching copies of such consents.

Subject to Section 7.02, the Holders of a majority in aggregate principal amount of the Notes then Outstanding, on behalf of the Noteholders, by notice to the Trustee may waive any past Default or Event of Default and its consequences (including votes for or consents to such a waiver obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) except:

(i) a Default in the payment of the principal of or interest on a Note;

(ii) a Default arising from the failure of the Company to deliver ADSs or the Conversion Settlement Amount upon the conversion of any Notes pursuant to the terms of this Indenture;

(iii) a Default arising from the failure to repurchase any Note when required pursuant to the terms of this Indenture; or

(iv) a Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each Noteholder affected.

When a Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.”

SECTION 7.05 Control by Majority. Subject to Section 8.06 of the Original Indenture, the Holders of the Notes of a majority in principal amount of the Outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. Subject to Section 8.06 of the Original Indenture, however, the Trustee may refuse to follow any direction that conflicts with any law or this Indenture or that the Trustee determines is unduly prejudicial to the rights of another Holder of the Notes, or that may involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction. Prior to taking any action hereunder, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

SECTION 7.06 Limitation on Suits. Subject to Section 7.07 of this First Supplemental Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of the Company or any of Holders unless the Company or such Holders have offered to the Trustee indemnity or security against any loss, liability or expense satisfactory to the Trustee. Except to enforce the right to receive payment of principal, or interest when due or to convert such Notes in accordance with Article 9, no Holder of the Notes may pursue any remedy with respect to this Indenture or the Notes unless:

(a) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(b) Holders of at least 25% in principal amount of the Outstanding Notes have requested the Trustee to pursue the remedy;

(c) such Holders have offered to the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(d) the Trustee has not complied with such request within 60 calendar days after the receipt of the request and the offer of security or indemnity; and

(e) the Holders of a majority in principal amount of the Outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

SECTION 7.07 Rights of Noteholders to Receive Payment or Conversion Consideration. Notwithstanding any other provision of this Indenture, the right of any Holder of the Notes to receive payment of principal of and interest on a Note, on or after the respective due dates expressed in such Note, or to convert such Notes in accordance with Article 10, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder of the Notes.

SECTION 7.08 Collection Suit by Trustee. If an Event of Default in payment of principal and interest, if any, specified in clause (a) or clause (b) of Section 7.01 occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company or any other obligor on the Notes for the whole amount of principal and accrued interest remaining unpaid, together with interest on overdue principal and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate per annum borne by the Notes and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 12.01 of the Original Indenture.

SECTION 7.09 Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements, advances or any other amounts due to the Trustee under Section 12.01 of the Original Indenture, its agents, appointees and counsel, accountants and experts) and the holders of the Notes allowed in any judicial proceedings relating to the Company, its creditors or its property or any other obligor on the Notes, its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and any Custodian in any such judicial proceedings is hereby authorized by each holder of the Notes to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the holders of the Notes, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agent and appointee and counsel, and any other amounts due to the Trustee under Section 12.01 of the Original Indenture. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and appointees and counsel, and any other amounts due to the Trustee under Section 12.01 of the Original Indenture out of the estate in any such proceeding shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties which the holders of the Notes may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise.

SECTION 7.10 Priorities. Section 8.05 of the Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other series of Securities) as follows:

“If the Trustee collects any money or property pursuant to this Article 7, it shall pay out the money or property in the following order:

First: to the Trustee, the Agents and their agents and appointees and attorneys for amounts due under Section 12.01 of the Original Indenture, including (but not limited to) payment of all compensation, fees, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

Second: to holders of the Notes for amounts due and unpaid on the Notes for principal and interest or pursuant to the Company’s Conversion Obligation ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal and interest respectively; and

Third: to the Company or any other obligor on the Notes, as their interests may appear, or as a court of competent jurisdiction may direct.

The Trustee, upon prior notice to the Company, may fix a record date and payment date for any payment to holders of the Notes pursuant to this Section 7.10; provided that the failure to give any such notice shall not affect the establishment of such record date or payment date for holders of the Notes pursuant to this Section 7.10.”

SECTION 7.11 Sole Remedy for Failure to Report. Notwithstanding any other provision of this Indenture, the sole remedy for an Event of Default relating to the failure of the Company to comply with its agreements under Section 11.02 of the Original Indenture will for the 180 calendar days after the occurrence of such an Event of Default consist exclusively of the right to receive additional interest (“Reporting Additional Interest”) on the principal amount of the Notes at a rate equal to 0.50% per annum. This Reporting Additional Interest will be payable in the same manner and on the same Interest Payment Dates and subject to the same terms as other interest payable under this Indenture. Reporting Additional Interest will accrue on all outstanding Notes from, and including, the date on which such Event of Default relating to a failure to comply with such Section 11.02 first occurs to, but not including, the 180th calendar day thereafter (or such earlier date on which the Event of Default relating to a failure to comply with such Section 11.02 shall have been cured or waived). On such 180th calendar day (or such earlier date on which the Event of Default relating to a failure to comply with such Section 11.02 shall have been cured or waived), such Reporting Additional Interest will cease to accrue and on such 180th calendar day the Notes will be subject to acceleration and other remedies as provided in this Article 7 if the Event of Default is continuing. For the avoidance of doubt, the provisions of this Section 7.11 will not affect the rights of Holders of Notes in the event of the occurrence of any other Event of Default. For the further avoidance of doubt, the Reporting Additional Interest shall not begin accruing until the Company fails to comply with such Section 11.02 for a period of 60 calendar days after written notice of such failure is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of Outstanding Notes.

SECTION 7.12 The Trustee May Enforce Claims Without Possession of Securities. All rights of action and claims under this Indenture and under any Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name and as Trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the holders of the Notes in respect of which such judgment has been recovered.

SECTION 7.13 Delay or Omission Not Waiver. No delay or omission of the Trustee or of any holder of the Notes to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Section 7.13 or by law to the Trustee or to the Holders of the Notes may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders of the Notes, in each case in accordance with the terms of this Indenture.

SECTION 7.14 Restoration of Rights and Remedies. If the Trustee or any holder of any Note has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such holder of the Notes, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders of the Notes shall be restored by the Company severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders of the Notes shall continue as though no such proceeding had been instituted.

SECTION 7.15 Notices of Default by Company. Section 6.05 of the Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other series of Securities) as follows:

“The Company shall deliver to the Trustee promptly (and in no event later than 30 calendar days) upon becoming aware of the occurrence of any Default or any Event of Default written notice in the form of an Officers’ Certificate stating the status of such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.”

SECTION 7.16 Notices of Default by Trustee. Section 12.03 of the Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other series of Securities) as follows: “If a Default occurs and is continuing and is actually known to a Trust Officer of the Trustee, the Trustee must mail to each Holder of the Notes notice of the Default within 90 calendar days after it occurs. Except in the case of a Default in the payment of principal of, or interest, if any, on any Note or delivery of ADSs or the Conversion Settlement Obligation upon conversion of any Note, the Trustee may withhold notice if and so long as the Trustee in good faith determines that withholding notice is in the interests of Holders of the Notes. The Trustee shall not be charged with knowledge of an Event of Default or a Default (other than a payment Default) unless a Trust Officer has received written notice thereof describing the Default and referring to this Indenture.”

ARTICLE 8

DISCHARGE OF INDENTURE

SECTION 8.01 Discharge of Liability on Notes. Section 13.02 of Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other series of Securities) as follows:

“(a) When (i) the Company delivers to the Registrar all outstanding Notes (other than Notes replaced pursuant to Section 2.05 for cancellation or (ii) all outstanding Notes have become due and payable, whether at maturity, upon redemption pursuant to Article 3 or upon a repurchase pursuant to Article 4, and the Company irrevocably deposits with the Trustee money sufficient to pay at maturity, upon redemption or upon repurchase all amounts due under the then outstanding Notes, including interest thereon to maturity or such redemption or repurchase date (other than Notes replaced pursuant to Section 2.05), and cash and any ADSs or other property due in respect of converted Notes, and if in each such case the Company pays all other sums payable hereunder by the Company, then this First Supplemental Indenture shall, subject to Section 8.01(b), cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of this First Supplemental Indenture on demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Company.”

(b) Notwithstanding Section 8.01(a), the Company’s obligations in this Article 8 shall survive until the Notes have been paid in full or the Company Conversion Obligations with respect to the delivery of the ADSs or Conversion Settlement Amount in accordance with Article 10 have been satisfied in full.”

SECTION 8.02 Application of Trust Money. Section 13.07 of Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other series of Securities) as follows:

“The Trustee shall hold in trust money and any ADSs or other property due in respect of converted Notes deposited with it pursuant to this Article 8. It shall apply the deposited money through the Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Notes or, in the case of cash and any ADSs or other property due in respect of converted Notes, in accordance with this Indenture in relation to the conversion of Notes pursuant to the terms hereof.”

SECTION 8.03 Reinstatement. If the Trustee or Paying Agent is unable to apply any money or to deliver any ADSs or other property due in respect of converted Notes in accordance with this Article 8 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article 8 until such time as the Trustee or Paying Agent is permitted to apply all such money and any ADSs or other property due in respect of converted Notes in accordance with this Article 8; provided, however, that, if the Company has made any payment of interest on or principal of any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Noteholders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

SECTION 8.04 Defeasance. The Notes will not be subject to defeasance. Accordingly, Section 13.03 of the Original Indenture shall not apply with respect to the Notes.

ARTICLE 9

AMENDMENTS

SECTION 9.01 Without Consent of Noteholders. Section 15.01 of Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other series of Securities) as follows:

“The Company and the Trustee may amend this First Supplemental Indenture or the Notes without notice to or consent of any Noteholder:

(i) to provide for amendments to the conversion rights of Holders of the Notes and the Company’s repurchase obligations in connection with a Fundamental Change or in the event of any change or reclassification of the Ordinary Shares, consolidation, amalgamation, merger or sale, lease, transfer, conveyance or other disposition of all or substantially all of the Company’s property and assets;

(ii) to comply with Article 6;

(iii) to surrender any right or power herein conferred upon the Company;

(iv) to add to the covenants of the Company for the benefit of the Noteholders (including adding one or more additional put rights in favor of the Noteholders);

(v) to cure any ambiguity or correct or supplement any inconsistent or otherwise defective provision contained in this Indenture; provided that such modification or amendment does not adversely affect the interests of the Holders of the Notes in any material respect; provided, further, that any amendment made solely to conform the provisions of this Indenture to the Description of the Notes contained in the Company’s Prospectus Supplement will not be deemed to adversely affect the interests of the Holders of the Notes;

(vi) to increase the Conversion Rate; provided that the increase will not adversely affect the interests of the Holders of the Notes;

(vii) to comply with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(viii) to secure the Notes;

(ix) to add guarantees of obligations under the Notes;

(x) to provide for uncertificated Notes in addition to or in place of certificated Notes; provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code; or

(xi) to provide for a successor Trustee.

After an amendment under this Section 9.01 becomes effective, the Company shall mail to Noteholders a notice briefly describing such amendment. The failure to give such notice to all Noteholders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.”

SECTION 9.02 With Consent of Noteholders. Section 15.02 of the Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other Series) as follows:

“The Company and the Trustee may amend this Indenture or the Notes with the written consent or affirmative vote of the Holders of at least a majority in aggregate principal amount of the Notes then Outstanding (including, without limitation, consents obtained in connection with a purchase of, or a tender offer or exchange offer for, the Notes), without prior notice to any other Noteholder. However, without the written consent or the affirmative vote of the Holder of each Outstanding Note affected by such amendment (including, without limitation, consents obtained in connection with or purchase of, or tender offer or exchange offer for, the Notes), an amendment may not:

(a) change the Maturity Date of any Note or the date of any interest payment due upon any Note;

(b) reduce the rate of interest on any Note;

(c) reduce the principal amount of, or any Additional Amounts, if any, on any Note;

(d) reduce the amount payable upon the repurchase of any Notes;

(e) change the Company’s obligation to repurchase any Notes upon a Fundamental Change in a manner adverse to the Holders;

(f) except as otherwise permitted pursuant to this Indenture, affect the right of a Holder to convert any Notes and receive ADSs or the Conversion Settlement Amount in satisfaction of the Conversion Obligation or reduce the Conversion Rate;

(g) impair the right of a Holder to receive payment with respect to the Notes or to institute suit for payment of any Notes;

(h) change the currency in which any Note is payable;

(i) change the Company’s obligation to maintain an office or agency in New York City under Section 5.05 hereof;

(j) reduce the percentage in aggregate principal amount of the outstanding Notes required for waiver of past Defaults or Events of Default pursuant to Section 7.02 and Section 7.04, or otherwise modify Section 7.02 and Section 7.04 and, except to increase the percentage in aggregate principal amount of the outstanding Notes required for waiver or to provide for consent of each affected Noteholder; or

(k) make any change to the second sentence of this Section 9.02.

For the avoidance of doubt, the only written consent or affirmative vote required to approve any of the foregoing changes is the written consent or affirmative vote of the Holder of each Note affected by such change; the written consent or affirmative vote of the Holders of a majority in aggregate principal amount of the outstanding Notes is not additionally required.

It is not necessary for the consent of the Holders of Notes under this Indenture to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof.

After an amendment under this Section 9.02 becomes effective, the Company shall mail to Noteholders a notice briefly describing such amendment. The failure to give such notice to all Noteholders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.”

SECTION 9.03 Revocation and Effect of Consents and Waivers. Section 15.07 of the Original Indenture is hereby amended and restated with respect to the Notes (but not with respect to any other Series) as follows:

“A consent to an amendment or a waiver by a Noteholder of a Note shall bind the Noteholder and every subsequent Noteholder of that Note or portion of the Note that evidences the same debt as the consenting Noteholder’s Note, even if notation of the consent or waiver is not made on the Note. However, any such Noteholder or subsequent Noteholder may revoke the consent or waiver as to such Noteholder’s Note or portion of the Note if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective. An amendment or waiver becomes effective in accordance with its terms.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Noteholders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Noteholders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Noteholders after such record date. No such consent shall be valid or effective for more than 120 calendar days after such record date.

For purposes of this Indenture, the consent of the Holder of a Global Note shall be deemed to include any consent delivered by any member of, or participant in, any Depositary or DTC, any nominees thereof and their respective successors and assigns, or such other depositary institution hereinafter appointed by the Company (“Depositary Entity”) by electronic means in accordance with the Automated Tender Offer Procedures system or other customary procedures of, and pursuant to authorization by, such Depositary Entity.

Without limiting the generality of this Section 9.03, unless otherwise provided in or pursuant to this Indenture, a Holder, including a Depositary or its nominee that is a Holder of a Global Note, may give, make or take, by an agent or agents duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted in or pursuant to this Indenture to be given, made or taken by Holders, and a Depositary or its nominee that is a Holder of a Global Note may duly appoint in writing as its agent or agents members of, or participants in, such Depositary holding interests in such Global Note in the records of such Depositary, with regard to all or any part of the principal amount of such Note.

Nothing in this paragraph shall be construed to prevent the Company or the Trustee from fixing a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no further action by any Person be canceled and of no effect).”

ARTICLE 10

CONVERSION OF NOTES

SECTION 10.01 Right to Convert. (a) Subject to and upon compliance with the provisions of this Indenture, on or prior to 5:00 p.m., New York City time, on the Scheduled Trading Day immediately preceding the Maturity Date, the Holder of any Notes not previously repurchased shall have the right, at such Holder’s option, to convert the principal amount of the Notes held by such Holder, or any portion of such principal amount which is an integral multiple of $1,000, based at the Conversion Rate in effect at such time, by surrender of the Notes so to be converted in whole or in part, together with any required funds, under the circumstances described in this Section 10.01 and in the manner provided in Section 10.02 (the “Conversion Obligation”). The Notes shall be convertible, on or prior to 5:00 p.m., New York City time, on the Scheduled Trading Day immediately preceding the Maturity Date, only during the following periods:

(1) during any Fiscal Quarter beginning after June 30, 2008 (and only during such Fiscal Quarter), if the Closing Sale Price of the ADSs was more than 130% of the then applicable Conversion Price for at least 20 Trading Days in the 30 consecutive Trading-Day period ending on the last Trading Day of the immediately preceding Fiscal Quarter;

(2) with respect to any Notes that the Company has called for redemption, during the period from the date of the Redemption Notice until 5:00 p.m., New York City time, on the Business Day prior to the Redemption Date;

(3) if the Company distributes to all or substantially all holders of Ordinary Shares rights or warrants (other than pursuant to a shareholder rights agreement) entitling them to purchase, for a period expiring within 45 calendar days of the date of distribution, Ordinary Shares (directly or indirectly in the form of ADSs) at a price per

Ordinary Share less than the average of the Closing Sale Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS during the 10 consecutive Trading Day period ending on the Trading Day immediately preceding the declaration date for such distribution, on any date during the period specified in Section 10.01(b);

(4) if the Company distributes to all or substantially all holders of Ordinary Shares cash or other assets, debt securities or rights to purchase the Company’s securities (other than pursuant to a shareholder rights agreement, or a dividend or distribution on its Ordinary Shares in Ordinary Shares), which distribution has a per Ordinary Share value, as determined by the Board of Directors, exceeding 5% of the Closing Sale Price per ADS divided by the number of Ordinary Shares then represented by each ADS on the Trading Day immediately preceding the declaration date for such distribution, on any date during the period specified in Section 10.01(b);

(5) if the Company consolidates with, amalgamates with or merges with or into another Person or sells, leases, transfers, conveys or otherwise disposes of all or substantially all of its assets (other than a consolidation, amalgamation, merger, or sale, lease, transfer, conveyance or other disposition, the primary purpose of which is to effect a redomiciling of the Company) in each case in a transaction that does not constitute a Fundamental Change, in each case pursuant to which the Ordinary Shares (including Ordinary Shares represented by ADSs) would be converted into or exchanged for cash, securities and/or other property, at any time beginning on the Business Day immediately following the effective date of the transaction and until 5:00 p.m., New York City time, on the 30th Business Day thereafter;

(6) if a Fundamental Change occurs, at any time beginning on the Business Day following the effective date of the Fundamental Change until 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Repurchase Date relating to such Fundamental Change;

(7) during the five consecutive Business-Day period immediately following any five consecutive Trading-Day period in which the Trading Price per $1,000 principal amount of the Notes on each Trading Day during such five consecutive Trading-Day period was less than 98% of the product of (x) the Closing Sale Price of the ADS on such Trading Day multiplied by (y) the Conversion Rate then in effect; or

(8) on any date that is on or after February 15, 2013.

(b) In the case of a distribution contemplated by clauses (3) or (4) of Section 10.01(a), the Company shall notify Holders of Notes at least 35 Scheduled Trading Days prior to the Ex-Dividend Date for such distribution (the “Distribution Notice”). The Distribution Notice shall state (i) if the Notes have become or will become convertible at the time of or in connection with such event, (ii) the date on which a record is to be taken for the purpose of such dividend or distribution of Common Stock rights, warrants, cash or other assets, debt securities or rights to purchase the Company’s securities, or, if a record is not to be taken, the date as of which the holders of Ordinary Shares of record to be entitled to such dividend, distribution or rights are to be determined and (iii) the period during which Holders are permitted to exercise such conversion rights. Simultaneously with providing such Distribution Notice, the Company shall publicly announce through a reputable national newswire in the United States the relevant information and make this information available on the Company Website. Once the Company has given the Distribution Notice, Holders may surrender their Notes for conversion at any time until the earlier of (i) 5:00 p.m., New York City time, on the Business Day immediately preceding the Ex-Dividend Date or (ii) the Company’s announcement that such distribution will not take place. In the event of a distribution contemplated by clauses (3) or (4) of Section 10.01(a), Holders may not convert the Notes based on satisfaction of Section 10.01(a)(3) or (4), as applicable, if the Holders may otherwise participate in such distribution without conversion as a result of holding the Notes.

(c) The Bid Solicitation Agent shall have no obligation to determine the Trading Price of the Notes and whether the Notes are convertible pursuant to clause (7) of Section 10.01(a) unless the Company has requested such determination; and the Company shall have no obligation to make such request unless a Holder of the Notes makes a request for a determination and provides the Company with reasonable evidence that the Trading Price per $1,000 principal amount of Notes is less than 98% of the product of the Closing Sale Price of the ADSs and the Conversion Rate then in effect. At such time, the Company shall instruct the Bid Solicitation Agent to determine the Trading Price of the Notes beginning on the next Trading Day and on each successive Trading Day until the Trading Price for the Notes for a Trading Day is greater than or equal to 98% of the product of the Closing Sale Price of the ADSs and the then applicable Conversion Rate, and to notify the Company accordingly. The Bid Solicitation Agent’s sole duty in respect of such determination shall consist of requesting and receiving, and, if applicable, averaging the quotations provided by the independent nationally recognized securities dealers referred to in the definition of “Trading Price.”

The Bid Solicitation Agent shall be entitled at its sole discretion to consult with the Company and to request the assistance of the Company in connection with the Bid Solicitation Agent’s duties and obligations pursuant to this Section 10.01(c) (including without limitation the calculation or determination of the Conversion Rate, the Closing Sale Price and the Trading Price), and the Company agrees, if requested by the Bid Solicitation Agent, to cooperate with, and provide assistance to, the Bid Solicitation Agent in carrying out its duties under this Section 10.01(c).

(d) Whenever the Notes shall become convertible pursuant to Section 10.01(a)(1) or (7), the Company shall promptly notify the Trustee and the Conversion Agent, and the Company or, at the Company’s request, the Trustee in the name and at the expense of the Company, shall promptly notify the Holders, of the event triggering such convertibility in the manner provided in Section 17.04 of the Original Indenture. Whenever the Notes shall become convertible pursuant to Section 10.01(a)(5) or (6), the Company shall, at least 10 calendar days prior to the anticipated effective date of the relevant transaction, notify the Trustee and the Conversion Agent, and the Company, or, at the Company’s request, the Trustee in the name and at the expense of the Company, shall promptly notify the Holders, of the event triggering such convertibility in the manner provided in Section 17.04 of the Original Indenture. In each case, simultaneously with providing such notice, the Company shall also publicly announce such information through a reputable national newswire in the United States and make this information available on the Company Website. Any notice so given shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice.

SECTION 10.02 Exercise of Conversion Right; Issuance of ADSs on Conversion; No Adjustment for Interest or Dividends. In order to exercise the conversion right with respect to any Notes in certificated form, a Holder must (A) complete and manually sign an irrevocable notice of conversion in the form entitled “Form of Conversion Notice” attached to the reverse of such certificated Note (or a facsimile thereof) (a “Conversion Notice”), (B) deliver such Conversion Notice and certificated Note to the Conversion Agent at the office of the Conversion Agent, (C) to the extent any ADSs issuable upon conversion are to be issued in a name other than the Holder’s, furnish endorsements, signature guarantees and transfer documents as may be required by the Conversion Agent pursuant to a written direction from the Company, (D) if required, furnish written acknowledgements, certifications and agreements in connection with the issuance of ADSs by the Ordinary Shares Depositary upon deposit of Ordinary Shares; (E) if required pursuant to Section 2.03, pay funds equal to interest payable on the next Interest Payment Date, (F) if required pursuant to Section 3.06 of the Original Indenture, pay any documentary, stamp or similar issue or transfer tax, fee or duty due upon the issuance and delivery of ADSs upon conversion and (G) pay the applicable fees and expenses of the Ordinary Shares Depositary for the issuance of the ADSs pursuant to the Deposit Agreement.

In order to exercise the conversion right with respect to any interest in a Global Note, the Holder must (A) complete, or cause to be completed, the appropriate instruction form for conversion pursuant to the Depositary’s book-entry conversion procedures; (B) deliver, or cause to be delivered, by book-entry delivery an interest in such Global Note; (C) furnish appropriate endorsements and transfer documents if required by the Company or the Trustee or Conversion Agent; (D) pay the funds, if any, required by Section 2.03, and (E) pay any transfer or similar taxes or duties if required pursuant to Section 3.06 of the Original Indenture, and (F) pay the applicable fees and expenses of the Ordinary Shares Depositary for the issuance of the ADSs pursuant to the Deposit Agreement.

In addition, Notes in respect of which a Holder has delivered a Fundamental Change Repurchase Notice exercising such Holder’s right to require the Company to repurchase such Notes pursuant to Section 4.01 may be converted only if such Fundamental Change Repurchase Notice is withdrawn in accordance with Section 4.03 prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Repurchase Date, unless the Company defaults in the payment of the repurchase price.

Each conversion shall be deemed to have been effected as to any such Notes (or portion thereof) on the date on which the requirements set forth above in this Section 10.02 have been satisfied by the Holders thereof as to such Notes (or portion thereof) (the “Conversion Date”).

The (i) ADSs or (ii) cash and, if applicable, ADSs (and in each case cash in lieu of fractional ADSs) delivered in satisfaction of the Company’s Conversion Obligation will be delivered to such Holder after satisfaction of the requirements for conversion set forth above in accordance with Section 10.10.

In case any Notes of a denomination greater than $1,000 shall be surrendered for partial conversion, and subject to Section 2.03, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of the Notes so surrendered, without charge to the Holder, a new Note or Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Notes.

Upon the conversion of an interest in a Global Note, the Trustee (or other Conversion Agent appointed by the Company) and the Depositary shall reduce the principal amount of such Global Note in their records. The Company shall notify the Trustee in writing of any conversions of Notes effected through any Conversion Agent other than the Trustee.

Except as provided in Section 2.03, upon conversion, a Holder will not receive any separate cash payment of accrued and unpaid interest on the Notes. Accrued and unpaid interest to the Conversion Date is deemed to be paid in full by the ADSs of the Conversion Settlement Amount delivered or paid rather than cancelled, extinguished or forfeited.

A Noteholder is not entitled to any rights of a holder of ADSs until such Holder has converted its Notes to ADSs, and only to the extent such Notes are deemed to have been converted to ADSs under this Article 10. The Noteholder that has converted its Notes (or if such person designated another person to whom such ADSs shall be issued and delivered, such person) shall be treated as a holder of record of such ADSs as of 5:00 p.m., New York City time, on the final Settlement Period Trading Day of the applicable Conversion Period (or in the case of the Company’s satisfying its Conversion Obligation in ADSs only, the Conversion Period that would be applicable if the Company had elected to satisfy its Conversion Obligation by delivering the Conversion Settlement Amount).

SECTION 10.03 Cash Payments in Lieu of Fractional Shares. No fractional ADSs or scrip certificates representing fractional ADSs shall be issued upon conversion of Notes. If more than one Note shall be surrendered for conversion at one time by the same Holder, the number of full ADSs that shall be issuable upon conversion shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof to the extent permitted hereby) so surrendered. If any fractional ADS would be issuable upon the conversion of any Note or Notes, the Company shall instead deliver cash with respect to the fractional ADS calculated by multiplying the Volume Weighted Average Price on the final Settlement Period Trading Day of the applicable Conversion Period by the fractional amount and rounding the product to the nearest cent (or in the case of the Company’s satisfying its Conversion Obligation in ADSs only, the Conversion Period that would be applicable if the Company had elected to satisfy its Conversion Obligation by delivering the Conversion Settlement Amount).

SECTION 10.04 Conversion Rate. (a) Each $1,000 principal amount of the Notes shall be convertible based upon the Conversion Rate.

(b) If and only to the extent a Holder elects to convert Notes in connection with a Non-Stock Change of Control, the Company shall increase the Conversion Rate applicable to such converted Notes by a number of additional ADSs (the “Additional ADSs”) as set forth below. A conversion of the Notes by a Holder will be deemed for these purposes to be “in connection with” a Non-Stock Change of Control if the Conversion Notice is received by the

Conversion Agent during the period from the Business Day following the effective date of the Non-Stock Change of Control to 5:00 p.m., New York City time, on the Business Day immediately preceding the related Fundamental Change Repurchase Date.

The number of Additional ADSs shall be determined by reference to the table below, based on the earliest of the date on which the Non-Stock Change of Control is publicly announced, occurs or becomes effective (the “Adjustment Date”) and the ADS Price paid in the Non-Stock Change of Control. The numbers of Additional ADSs set forth in the table below shall be adjusted as of any date on which the Conversion Rate is adjusted in the same manner in which the Conversion Rate is adjusted. The ADS Prices set forth in the first row of the table below (i.e., the column headers) shall be adjusted as of any date on which the Conversion Rate is adjusted, to equal the ADS Price applicable immediately prior to such adjustment multiplied by a fraction, of which

(1) the numerator shall be the Conversion Rate immediately prior to the adjustment giving rise to the adjustment to the ADS Price and

(2) the denominator shall be the Conversion Rate as so adjusted.

The following table sets forth the ADS Price and number of Additional ADSs by which the Conversion Rate shall be increased:

ADS Price

Adjustment Date	$23.00	$27.50	$30.48	$35.00	$39.62	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$85.00
May 19, 2008	10.6644	7.6605	6.3088	4.8455	3.8181	2.9899	2.4454	2.0424	1.7360	1.4978	1.3084	1.1549	1.0288	0.9237
May 15, 2009	10.6644	6.9005	5.4984	4.0195	3.0193	2.2487	1.7667	1.4268	1.1802	0.9964	0.8563	0.7467	0.6589	0.5880
May 15, 2010	10.6644	6.0404	4.5019	2.9370	1.9457	1.2498	0.8633	0.6233	0.4710	0.3714	0.3051	0.2589	0.2253	0.2001
May 15, 2011	10.6644	5.4318	3.5016	1.4157	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 15, 2012	10.6644	5.3975	3.4017	1.3443	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 15, 2013	10.6644	3.3428	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

provided, however, that:

(i) If the actual ADS Price and actual Adjustment Date are not set forth on the table above and the actual ADS Price is between two ADS Prices on the table or the actual Adjustment Date is between two Adjustment Dates on the table, the number of Additional ADSs shall be determined by straight-line interpolation between the number of Additional ADSs set forth for the higher and lower ADS Price amounts and the earlier and later Adjustment Dates, as applicable, based on a 360-day year;

(ii) If the actual ADS Price is in excess of $85.00 per ADS (subject to adjustment in the same manner as and as of any date on which the ADS Prices are adjusted in the table above), the Conversion Rate will not be increased; or

(iii) If the actual ADS Price is less than $23.00 per ADS (subject to adjustment in the same manner as and as of any date on which the ADS Prices are adjusted in the table above), the Conversion Rate will not be increased.

Notwithstanding the foregoing, in no event will the Conversion Rate exceed 43.4782 per $1,000 principal amount of the Notes, subject to adjustments in the same manner as and as of any date on which the numbers of Additional ADSs set forth in the above table are adjusted.

SECTION 10.05 Adjustment of Conversion Rate. The Conversion Rate shall be appropriately adjusted by the Company if the number of Ordinary Shares represented by ADS is changed after the date of this Indenture, such that the number of Ordinary Shares represented by ADSs remains the same. For the avoidance of doubt, as of the date of this Indenture, each ADS represents one Ordinary Share.

In addition, the Conversion Rate shall be adjusted from time to time by the Company as follows:

(a) In case the Company shall, at any time or from time to time while any of the Notes are outstanding, pay a dividend in Ordinary Shares or make a distribution in Ordinary Shares to all or substantially all holders of Ordinary Shares (other than a dividend or distribution in connection with a transaction to which Section 10.06 applies), then the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 ×	OS1
OS0

where

CR0	=	the Conversion Rate in effect at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution;

CR1	=	the Conversion Rate in effect on the Ex-Dividend Date for such dividend or distribution;

OS0	=	the number of Ordinary Shares outstanding at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

OS1	=	the number of Ordinary Shares that would be outstanding immediately after, and solely as a result of, such dividend or distribution.

Any adjustment made pursuant to this Section 10.05(a) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Dividend Date for such dividend or distribution. If any dividend or distribution that is the subject of this Section 10.05(a) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. For purposes of this Section 10.05(a), the number of Ordinary Shares outstanding at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution shall not include Ordinary Shares held in treasury, if any. The Company will not pay any dividend or make any distribution on Ordinary Shares held in treasury, if any.

(b) In case outstanding Ordinary Shares shall be subdivided into a greater number of Ordinary Shares or combined into a smaller number of Ordinary Shares (in each case, other than in connection with a transaction to which Section 10.06 applies), the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 ×	OS1
OS0

where

CR0	=	the Conversion Rate in effect at 5:00 p.m., New York City time, on the Trading Day immediately preceding the effective date of such subdivision or combination;

CR1	=	the Conversion Rate in effect on the effective date of such subdivision or combination;

OS0	=	the number of shares of Ordinary Shares outstanding at 5:00 p.m., New York City time, on the Trading Day immediately preceding the effective date of such subdivision or combination; and

OS1	=	the number of Ordinary Shares that would be outstanding immediately after, and solely as a result of, such subdivision or combination.

Any adjustment made pursuant to this Section 10.05(b) shall become effective immediately prior to 9:00 a.m., New York City time, on the effective date of such subdivision or combination.

(c) In case the Company shall issue rights (other than rights issued pursuant to a shareholders’ rights plan or a dividend or distribution on Ordinary Shares in Ordinary Shares) or warrants to all or substantially all holders of its Ordinary Shares (other than an issuance in connection with a transaction to which Section 10.06 applies) entitling them to purchase, for a period expiring within 45 calendar days of the date of issuance, Ordinary Shares (directly or indirectly in the form of ADSs) at a price per Ordinary Share less than the average of the Closing Sale Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS during the 10 consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for the distribution, the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 ×	OS0+X
OS0+Y

where

CR0	=	the Conversion Rate in effect at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such issuance;

CR1	=	the Conversion Rate in effect on the Ex-Dividend Date for such issuance;

OS0	=	the number of Ordinary Shares outstanding at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such issuance;

X	=	the total number of Ordinary Shares issuable (directly or in the form of ADSs) pursuant to such rights or warrants; and

Y	=	the number of Ordinary Shares equal to the quotient of (x) aggregate price payable to exercise such rights or warrants, divided by (y) the average of the Closing Sale Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS during the 10 consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such issuance.

Any adjustment made pursuant to this Section 10.05(c) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Dividend Date for such issuance. If any rights or warrants described in this Section 10.05(c) are not so issued, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors publicly announces its decision not to issue such rights or warrants, to the Conversion Rate that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not exercised prior to their expiration or Ordinary Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of delivery of only the number of Ordinary Shares actually delivered. In determining the aggregate price payable to exercise such rights and warrants, there shall be taken into account any consideration received by the Company for such rights or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors). For purposes of this Section 10.05(c), the number of Ordinary Shares outstanding at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such issuance shall not include Ordinary Shares held in treasury, if any. The Company will not issue any such rights or warrants in respect of Ordinary Shares held in treasury, if any.

(d) In case the Company shall, by dividend or otherwise, distribute to all or substantially all holders of its outstanding Ordinary Shares of any class of Capital Stock of the Company or evidences of its indebtedness or assets (including securities, but excluding (i) any dividends or distributions referred to in Section 10.05(a), (ii) any rights or warrants referred to in Section 10.05(c), (iii) any dividends or distributions referred to in Section 10.05(e), (iv) any dividends or distributions in connection with a transaction to which Section 10.06 applies, or (v) any Spin-Offs to which the provisions set forth below in this Section 10.05(d) applies) (any of the foregoing hereinafter in this Section 10.05(d) called the “Distributed Assets”), then, in each such case, the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 ×	SP0
SP0 – FMV

where

CR0	=	the Conversion Rate in effect at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such distribution;

CR1	=	the Conversion Rate in effect on the Ex-Dividend Date for such distribution;

SP0	=	the average of the Closing Sale Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS during the 10 consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV	=	the Fair Market Value on the Ex-Dividend Date for such distribution of the Distributed Assets so distributed applicable to one Ordinary Share.

In the event where there has been a payment of a dividend or other distribution on the Ordinary Shares of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company (a “Spin-Off”) that are, or when issued, will be, traded or listed on the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or any other U.S. national securities exchange or market, then the Conversion Rate shall instead be adjusted based on the following formula:

CR1 = CR0 ×	FMV0 + MP0
MP0

where

CR0	=	the Conversion Rate in effect at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such distribution;

CR1	=	the Conversion Rate in effect on the Ex-Dividend Date for such distribution;

FMV0	=	the average of the Closing Sale Prices of the Distributed Assets applicable to one Ordinary Share during the ten consecutive Trading Day period commencing on and including the effective date of the Spin-Off (the “Spin-Off Valuation Period”); and

MP0	=	the average of the Closing Sale Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS during the Spin-Off Valuation Period.

Any adjustment made pursuant to this Section 10.05(d) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Dividend Date for such distribution. If any dividend or distribution of the type described in this Section 10.05(d) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. If an adjustment to the Conversion Rate is required under this Section 10.05(d) during any Conversion Period in respect of Notes that have been tendered for conversion, delivery of the related ADSs or Conversion Settlement Amount, as the case may be, shall be delayed to the extent necessary in order to complete the calculations provided for in this Section 10.05(d).

Rights or warrants distributed by the Company to all holders of Ordinary Shares entitling the Holders thereof to subscribe for or purchase shares of the Company’s Capital Stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Ordinary Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of Ordinary Shares, shall be deemed not to have been distributed for purposes of this Section 10.05 (and no adjustment to the Conversion Rate under this Section 10.05 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 10.05(d), except as set forth in Section 10.09. If any such right or warrant, including any such existing rights or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights or warrants become exercisable to purchase different securities, evidences of Indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date with respect to new rights or warrants with such rights (and a termination or expiration of the existing rights or warrants without exercise by any of the holders thereof), except as set forth in Section 10.09. In addition, except as set forth in Section 10.09, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 10.05 was made (including any adjustment contemplated by Section 10.09), (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any Holders thereof, the Conversion Rate shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Ordinary Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Ordinary Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights and warrants had not been issued.

No adjustment of the Conversion Rate shall be made pursuant to this Section 10.05(d) in respect of rights or warrants distributed or deemed distributed on any Trigger Event to the extent that such rights or warrants are actually distributed or reserved by the Company for distribution to Holders of Notes upon conversion by such Holders of Notes to ADSs.

(e) In case the Company shall pay a dividend or otherwise distribute to all or substantially all holders of its Ordinary Shares a dividend or other distribution of exclusively cash excluding (x) any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary and (y) any dividend or distribution in connection with a transaction to which Section 10.06 applies, then the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 ×	SP0
SP0 – DIV

where

CR0	=	the Conversion Rate in effect at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution;

CR1	=	the Conversion Rate in effect on the Ex-Dividend Date for such dividend or distribution;

SP0	=	the average of the Closing Sale Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS during the 10 consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

DIV	=	the amount in cash per Ordinary Share the Company distributes to holders of its Ordinary Shares.

Any adjustment made pursuant to this Section 10.05(e) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Dividend Date for such dividend or distribution. If any dividend or distribution of the type described in this Section 10.05(e) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(f) In case of purchases of the Ordinary Shares (directly or in the form of ADSs) pursuant to a tender offer or exchange offer made by the Company or any Subsidiary of the Company for all or any portion of the Ordinary Shares (directly or indirectly in the form of ADSs), to the extent that the Fair Market Value of cash and any other consideration included in the payment per Ordinary Share (or equivalent payment per Ordinary Share represented by the ADSs) exceeds the Closing Sale Price of the ADSs divided by the number of ADSs then represented by each ADS on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer (as it may be amended) (the “Expiration Date”), the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 ×	FMV + (SP1 x OS1)
SP1 x OS0

where

CR0	=	the Conversion Rate in effect at 5:00 p.m., New York City time, on the Expiration Date;

CR1	=	the Conversion Rate in effect immediately after 5:00 p.m., New York City time, on the Expiration Date;

FMV	=	the Fair Market Value, on the Expiration Date, of the aggregate value of all cash and any other consideration paid or payable for Ordinary Shares (directly or indirectly in the form of ADSs) validly tendered or exchanged and not withdrawn as of the Expiration Date;

OS1	=	the number of Ordinary Shares outstanding immediately after the last time tenders or exchanges may be made pursuant to such tender offer or exchange offer (the “Expiration Time”);

OS0	=	the number of Ordinary Shares outstanding immediately before the Expiration Time; and

SP1	=	the average of the Closing Sale Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS during the ten consecutive Trading Day period commencing on the Trading Day immediately after the Expiration Date.

Any adjustment made pursuant to this Section 10.05(f) shall become effective immediately prior to 9:00 a.m., New York City time, on the Trading Day immediately following the Expiration Date. If the Company, or one of its Subsidiaries, is obligated to purchase Ordinary Shares (directly or indirectly in the form of ADSs) pursuant to any such tender or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Rate shall be readjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made. Except as set forth in the preceding sentence, if the application of this Section 10.05(f) to any tender offer or exchange offer would result in a decrease in the Conversion Rate, no adjustment shall be made for such tender offer or exchange offer under this Section 10.05(f). If an adjustment to the Conversion Rate is required pursuant to this Section 10.05(f) during any Conversion Period in respect of Notes that have been tendered for conversion, delivery of the related ADSs or Conversion Settlement Amount, as the case may be, shall be delayed to the extent necessary in order to complete the calculations provided for in this Section 10.05(f).

(g) In cases where the Fair Market Value of Distributed Assets and cash, including with respect to a Spin-Off, as to which Sections 10.05(d) and 10.05(e) apply, applicable to one Ordinary Share, distributed to holders of the Ordinary Shares:

(i) equals or exceeds the average of the Closing Sale Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS during the ten consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such distribution, or

(ii) the average of the Closing Sale Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS during the ten consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such distribution exceeds the Fair Market Value of such Distributed Assets or cash so distributed by less than $1.00, rather than being entitled to an adjustment in the Conversion Rate, the Holder of a Note will be entitled to receive upon conversion, in addition to the ADS or Conversion Settlement Amount, as the case may be, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution, if any, that such Holder would have received if such Holder had converted such Notes immediately prior to the Record Date for determining the shareholders entitled to receive the distribution.

(h) The Company may (but is not required to) make such increases in the Conversion Rate, in addition to those required by Section 10.05(a)-(f), as the Board of Directors considers to be advisable to avoid or diminish any income tax to holders of Ordinary Shares resulting from any dividend or distribution of Ordinary Shares (or rights to acquire stock) or from any event treated as such for income tax purposes.

In addition to the foregoing, to the extent permitted by applicable law and subject to the applicable rules of the Nasdaq Global Market, the Company from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least 20 Business Days, the increase is irrevocable during the period and the Board of Directors shall have made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. Whenever the Conversion Rate is increased pursuant to the preceding sentence, the Company shall mail to Holders of record of the Notes a notice of the increase, which notice will be given at least 15 calendar days prior to the effectiveness of any such increase, and such notice shall state the increased Conversion Rate and the period during which it will be in effect.

(i) If during a period applicable for calculating the Volume Weighted Average Price or Closing Sale Price of ADSs or any other security, an event occurs that requires an adjustment to the Conversion Rate, the Volume Weighted Average Price or Closing Sale Price of such security shall be calculated for such period in a manner determined by the Company to appropriately reflect the impact of such event on the price of such security during such period. Whenever any provision of this First Supplemental Indenture requires a calculation of an average of Closing Sale Prices of ADSs or any other security over multiple days, appropriate adjustments shall be made to account for any adjustment to the Conversion Rate that becomes effective or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date of the event occurs at any time during the period during which the average is to be calculated. Furthermore, whenever successive adjustments to the Conversion Rate are called for pursuant to this Section 10.05, such adjustments shall be made to Closing Sale Prices as may be necessary or appropriate to effectuate the intent of this Section 10.05 and to avoid unjust or inequitable results as determined in good faith by the Board of Directors.

If (A) ADSs or other securities are deliverable as part of the Daily Settlement Amount for a given Settlement Period Trading Day and (B) an adjustment to Conversion Rate pursuant to this Section 10.05 occurs after such Settlement Period Trading Day and prior to the date upon which the Noteholder becomes a record holder in respect of the deliverable ADSs or other securities, then the number of ADSs deliverable in respect of such Settlement Period Trading Day shall be adjusted in the same manner that the Conversion Rate has been adjusted. If ADSs only are deliverable in satisfaction of the Company’s Conversion Obligation and an adjustment to the Conversion Rate pursuant to Section 10.05 occurs prior to the date upon which the Noteholder becomes a record holder in respect of the deliverable ADSs, then the number of shares deliverable shall be adjusted in the same manner that the Conversion Rate has been adjusted.

(j) All calculations under this Article 10 shall be made by the Company and not by the Trustee or Conversion Agent, and shall be made to the nearest cent or to the nearest one-ten thousandth (1/10,000) of an ADS, as the case may be. No adjustment need be made for rights to purchase Ordinary Shares (directly or indirectly in the form of ADSs) pursuant to a Company plan for reinvestment of dividends or for any issuance of Ordinary Shares (directly or indirectly in the form of ADSs) or convertible or exchangeable securities or, except as provided in this Section 10.05, rights to purchase Ordinary Shares (directly or indirectly in the form of ADSs) or convertible or exchangeable securities.

(k) Whenever the Conversion Rate is adjusted as herein provided, the Company will publicly announce through a reputable national newswire in the United States the relevant information and make this information available on the Company Website. In addition, the Company shall promptly file with the Trustee and any Conversion Agent other than the Trustee an Officers’ Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a responsible officer of the Trustee shall have received such Officers’ Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume that the last Conversion Rate of which it has actual knowledge is still in effect. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to the Holder of each Note at its last address appearing on the Register, within 20 calendar days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

(l) For purposes of this Section 10.05, the number of Ordinary Shares at any time outstanding shall not include Ordinary Shares held in the treasury of the Company but shall include Ordinary Shares issuable in respect of scrip certificates issued in lieu of fractions of Ordinary Shares. The Company will not pay any dividend or make any distribution on Ordinary Shares held in the treasury of the Company.

(m) Notwithstanding any of the foregoing clauses in this Section 10.05, the applicable Conversion Rate will not be adjusted pursuant to this Section 10.05 if the Holders of the Notes will participate in the transaction that would otherwise give rise to adjustment pursuant to this Section 10.05 on an as-converted basis.

SECTION 10.06 Effect of Reclassification, Consolidation, Amalgamation Merger or Sale. If any of the following events occur, namely:

(a) any reclassification or change of the outstanding Ordinary Shares (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or

(b) any consolidation, amalgamation or merger of the Company with or into another Person, or any sale, lease, transfer, conveyance or other disposition of all or substantially all of the Company’s assets and those of the Company’s Subsidiaries taken as a whole to any other Person or Persons, as a result of which holders of Ordinary Shares (including Ordinary Shares represented by ADSs) receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for such Ordinary Shares, the Company or the successor or purchasing corporation, as the case may be, shall execute with the Trustee a supplemental indenture (which shall comply with the Trust Indenture Act as in force at the date of execution of such supplemental indenture, if such supplemental indenture is then required to so comply) providing that from and after the effective date of such transaction each such Note shall, without the consent of any Holders of Notes, become convertible based on only the kind and amount of the consideration that the holders of Ordinary Shares received in such reclassification, change, consolidation, amalgamation, merger, sale, lease, transfer, conveyance or other disposition (such consideration, the “Reference Property”). In all cases, the conditions relating to conversion of Notes specified herein (including in Section 10.01, to the extent applicable, and Section 10.02) (modified as appropriate in the good faith judgment of the Board of Directors to apply properly to the Reference Property in lieu of Ordinary Shares) and the provisions of Section 10.10 relating to the Company’s satisfaction of the Conversion Obligation upon conversion of Notes shall continue to apply following such transaction, with the Daily Conversion Value and Daily Settlement Amount based on the Reference Property if the Company elects to satisfy its Conversion Obligation in cash and, if applicable, Reference Property rather than Reference Property only; provided, however, that if the holders of Ordinary Shares receive only cash in such transaction, the Conversion Settlement Amount shall equal the Conversion Rate in effect on the Conversion Date multiplied by the price paid per Ordinary Share in such transaction multiplied by the number of Ordinary Shares then represented by each ADS and settlement will occur on the third Trading Day following the Conversion Date. If such transaction causes Ordinary Shares to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the Reference Property shall be deemed to be the kind and amount of consideration elected to be received by a majority of Ordinary Shares voted for such an election (if electing between two types of consideration) or a plurality of Ordinary Shares voted for such an election (if electing between more than two types of consideration), as the case may be. The Company may not become a party to any such transaction unless its terms are materially consistent with the foregoing. Such supplemental indenture shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 10, as determined in good faith by the Company or successor or purchasing corporation.

If, in the case of any such reclassification, change, consolidation, amalgamation, merger, sale, lease, transfer, conveyance or other disposition, the stock or other securities and assets received thereupon by a holder of Ordinary Shares includes shares of stock or other securities and assets of a corporation other than the successor or purchasing corporation, as the case may be, in such reclassification, change, consolidation, amalgamation, merger, sale, lease, transfer, conveyance or other disposition, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holders of the Notes as the Board of Directors shall reasonably consider necessary by reason of the foregoing, including to the extent practicable the provisions providing for the conversion rights set forth in this Article 10.

The Company shall cause notice of the execution of such supplemental indenture to be mailed to each Holder, at the address of such Holder as it appears on the register of the Notes maintained by the Registrar, within 20 calendar days after execution thereof. Simultaneously with providing such notice, the Company shall announce through a reputable national newswire in the United States the relevant information and make this information available on the Company Website. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.

The above provisions of this Section 10.06 shall similarly apply to successive reclassifications, changes, consolidations, mergers, sales, leases, transfers, conveyances or other dispositions.

If this Section 10.06 applies to any event or occurrence, Section 10.05 shall not apply.

SECTION 10.07 Reservation of Shares, Shares to be Fully Paid; Compliance with Governmental Requirements. The Company shall at all times maintain out of its authorized but unissued Ordinary Shares enough Ordinary Shares to permit the issuance of ADSs upon the conversion, in accordance herewith, of all of the Notes. The ADSs, if any, due upon conversion of a Global Note shall be delivered by the Company in accordance with the Ordinary Shares Depositary’s customary practices. All Ordinary Shares represented by the ADSs which may be issued upon conversion of the Securities shall be validly issued, fully paid and non-assessable and shall be free of preemptive or similar rights and free from all liens, taxes, charges or adverse claims.

Before taking any action which would cause an adjustment increasing the Conversion Rate to an amount that would cause the Conversion Price to be reduced below the then par value, if any, of the ADSs issuable upon conversion of the Notes, the Company will take all corporate action which may, in the opinion of its counsel, be necessary in order that the ADSs may be validly and legally issued at such adjusted Conversion Rate.

The Company covenants to take all such actions as may be required for the payment in accordance herewith of ADSs, if any, deliverable upon the conversion of any Note, including the issuance of Ordinary Shares represented by such ADSs, the deposit thereof in accordance with the Deposit Agreement, and the acceptance of such ADSs into the book-entry system maintained by the Ordinary Shares Depositary. Without limiting the generality of the foregoing, the Company further covenants that, (i) if any Ordinary Shares to be provided for the purpose of conversion of Notes hereunder require registration with or approval of any governmental authority under any federal or state law before such shares may be validly issued upon conversion, the Company will in good faith and as expeditiously as possible, to the extent then permitted by the rules and interpretations of the Commission (or any successor thereto), endeavor to secure such registration or approval, as the case may be and (ii) if at any time the ADSs shall be listed on any national securities exchange or automated quotation system, the Company will, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the ADSs shall be so listed on such exchange or automated quotation system, all ADSs issuable upon conversion of the Notes; provided that if the rules of such exchange or automated quotation system permit the Company to defer the listing of such ADSs until the first conversion of the Notes into ADSs in accordance with the provisions of this Indenture, the Company covenants to list such ADSs issuable upon conversion of the Notes in accordance with the requirements of such exchange or automated quotation system at such time.

SECTION 10.08 Responsibility of Trustee. The Trustee and any other Conversion Agent shall not at any time be under any duty or responsibility to any Noteholder to determine the Conversion Rate or whether any facts exist which may require any adjustment of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Ordinary Shares (including Ordinary Shares represented by ADSs), or of any Capital Stock, other securities or other assets or property, which may at any time be issued or delivered upon the conversion of any Notes; and the Trustee and any other Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any ADSs or stock certificates or other securities or property or cash upon the surrender of any Notes for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article 10. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 10.06 relating either to the kind or amount of shares of Capital Stock or other securities or other assets or property (including cash) receivable by Holders of Notes upon the conversion of their Notes after any event referred to in such Section 10.06 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 9.01, may accept as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers’ Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto. Notwithstanding any other provision herein, the Trustee has no duty to determine when an adjustment under this Article 10 should be made, how it should be made or what it should be. The Trustee has no duty to determine whether a supplemental indenture under Section 10.06 need be entered into or whether any provisions of any supplemental indenture are correct. The Trustee shall not be accountable for and makes no representation as to the validity or value of any securities or assets issued upon conversion of Notes. The Trustee shall not be responsible for the Company’s failure to comply with this Article 10. Each Conversion Agent (other than Company or an Affiliate of the Company) shall have the same protection under this Section 10.08 as the Trustee. Neither the Trustee nor the Conversion Agent shall have any duty to verify the calculations of the Company or its agents and shall have no liability in connection therewith. Neither the Conversion Agent nor the Trustee shall have any responsibility to monitor the compliance of the Company with the provisions relating to conversion herein.

SECTION 10.09 Shareholder Rights Agreements. If the rights provided for in any future shareholder rights agreement adopted by the Company have separated from the Ordinary Shares (directly or in the form of ADSs) in accordance with the provisions of the applicable shareholder rights agreement so that the Holders of the Notes would not be entitled to receive any rights in respect of ADSs issuable upon conversion of the Notes, the Conversion Rate will be adjusted (and, if applicable, readjusted in the event of the expiration, termination or redemption of such rights) as provided in Section 10.05(d). If such rights have not separated, any ADSs delivered in complete or partial satisfaction of the Company’s Conversion Obligation upon the conversion of Notes shall be accompanied by such rights.

SECTION 10.10 Settlement Upon Conversion. Upon any conversion of Notes, the Company may elect to deliver to converting Holders in satisfaction of its Conversion Obligation in respect of each $1,000 principal amount of Notes being converted (i) a number of ADSs equal to the Conversion Rate in effect at such time or (ii) a “Conversion Settlement Amount” consisting of cash and, if applicable, ADSs which shall be equal to the sum of the Daily Settlement Amounts for each of the 20 Settlement Period Trading Days during the applicable Conversion Period.

If the Company elects to satisfy its Conversion Obligation in cash and, if applicable, ADSs, the following definitions shall apply for purposes of calculating the Conversion Settlement Amount:

“Conversion Period” means, with respect to any Note delivered for conversion, the period of 20 consecutive Settlement Period Trading Days:

(i) with respect to Conversion Notices in respect of such Note received during the period beginning 25 Scheduled Trading Days preceding the Maturity Date, beginning on and including the 22nd Scheduled Trading Day immediately preceding the Maturity Date;

(ii) with respect to Conversion Notices in respect of Notes that have been called for redemption, beginning on and including the 22nd scheduled Trading Day immediately preceding the Redemption Date; and

(iii) in all other cases, beginning on and including the third Settlement Period Trading Day following the Conversion Date.

The “Daily Settlement Amount” for each $1,000 principal amount of Notes, for each of the 20 Settlement Period Trading Days during the applicable Conversion Period, shall consist of:

(i) cash equal to the lesser of $50 and the Daily Conversion Value; and

(ii) to the extent the Daily Conversion Value exceeds $50, a number of ADSs equal to (A) the difference between the Daily Conversion Value and $50, divided by (B) the Volume Weighted Average Price of the ADSs for that day.

“Daily Conversion Value” means, for any Settlement Period Trading Day, one-twentieth (1/20) of the product of (1) the Conversion Rate in effect on that Settlement Period Trading Day and (2) the Volume Weighted Average Price of the ADSs (or, if the Conversion Settlement Amount is then based on the Reference Property in accordance with Section 10.06, a unit of the Reference Property) on that Settlement Period Trading Day. For the purposes of determining the Daily Conversion Value, the following provisions shall apply: (i) if the Reference Property includes securities for which the price can be determined in a manner contemplated by the definition of “Volume Weighted Average Price,” then the value of such securities shall be determined in accordance with the principles set forth in such definition; (ii) if the Reference Property includes other property (other than securities as to which clause (i) applies or cash), then the value of such property shall be the Fair Market Value of such property; and (iii) if the Reference Property includes cash, then the value of such cash shall be the amount thereof.

If the Company has elected to satisfy its Conversion Obligation by delivering the Conversion Settlement Amount, the Conversion Settlement Amount will be delivered on the third Trading Day following the final Settlement Period Trading Day of the applicable Conversion Period. If the Company has elected to satisfy its Conversion Obligation by delivering ADSs only, such ADSs will be delivered on the third Trading Day following the final Settlement Period Trading Day of the Conversion Period that would be applicable if the Company had elected to satisfy its Conversion Obligation by delivering the Conversion Settlement Amount.

The Company shall from time to time make an election with respect to the method it chooses to satisfy its Conversion Obligation. Such election shall be effective until the Company provides notice of an election of a different method of settlement. The Company may not elect a different method of settlement after February 15, 2013. As of the date of this Indenture, the Company elects to satisfy its Conversion Obligation by delivering the Conversion Settlement Amount. The newly chosen method of settlement shall become effective five Business Days following the date of such notice. The Company shall provide to all Noteholders, the Trustee and the Conversion Agent a notice of the newly chosen method of settlement and the effective date of such newly chosen method. Simultaneously with providing such notice, the Company shall publicly announce through a reputable national newswire in the Untied States the relevant information and make this information available on the Company Website.

ARTICLE 11

MISCELLANEOUS

SECTION 11.01 First Supplemental Indenture Controls. This First Supplemental Indenture is executed by the Company, and by the Trustee upon the Company’s request, pursuant to the provisions of Section 15.01 of the Original Indenture, and the terms and conditions hereof shall be deemed to be part of the Indenture for all purposes. The Original Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects hereby adopted, ratified and confirmed. Notwithstanding the foregoing, to the extent that any of the terms of this First Supplemental Indenture are inconsistent with, or conflict with, the terms of the Indenture, the terms of this First Supplemental Indenture shall govern.

SECTION 11.02 Governing Law. THIS FIRST SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 11.03 Successors. All agreements of the Company in this First Supplemental Indenture and the Notes shall bind its successors. All agreements of the Trustee in this First Supplemental Indenture shall bind its successors.

SECTION 11.04 Multiple Originals. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture.

SECTION 11.05 Table of Contents; Headings. The table of contents, cross-reference sheet and headings of the Articles and Sections of this First Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

SECTION 11.06 Calculations. Except as otherwise provided herein, the Company shall be solely responsible for making all calculations called for under this First Supplemental Indenture and the Notes. The Company or its Agents shall make all such calculations in good faith and, absent manifest error, its calculations will be final and binding on the Trustee, the Conversion Agent and the Holders. The Company upon request shall provide a schedule of its calculations to each of the Trustee and the Conversion Agent, and each of the Trustee and the Conversion Agent shall be entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification. The Trustee or the Conversion Agent, as applicable, shall deliver a copy of such schedule to any Holder upon the request of such Holder.

SECTION 11.07 Currency Indemnity. The U.S. dollar is the sole currency of account and payment for all sums payable by the Company under this First Supplemental Indenture. Any amount received or recovered in a currency other than U.S. dollars in respect of the Notes (whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Company or otherwise) by the Holder (or in respect of the Indenture by the Trustee or Conversion Agent) in respect of any sum expressed to be due to it from the Company will constitute a discharge of the Company only to the extent of the U.S. dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not possible to make that purchase on that date, on the first date on which it is possible to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under any Note, the Company will indemnify the recipient against any loss sustained by it as a result. In any event the Company will indemnify the recipient against the cost of making any such purchase.

For the purposes of this indemnity, it will be sufficient for the Holder (or Trustee or Conversion Agent) to certify that it would have suffered a loss had an actual purchase of U.S. dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. dollars on such date had not been practicable, on the first date on which it would have been practicable). These indemnities constitute a separate and independent obligation from the other obligations of the Company, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or any other judgment or order.

SECTION 11.08 Consent to Jurisdiction and Service of Process. The Company irrevocably has appointed CT Corporation System as its agent for service of process in any suit, action or proceeding with respect to this Indenture or the Notes, as the case may be, brought in any federal or state court located in the Borough of Manhattan of New York City and that each of the parties submit to the jurisdiction thereof. If for any reason CT Corporation System is unable to serve in such capacity, the Company shall appoint another agent reasonably satisfactory to the Trustee.

SECTION 11.09 Rules by Trustee, Paying Agent, Conversion Agent and Registrar. The Trustee may make reasonable rules for action by a meeting of Noteholders. The Registrar, the Paying Agent and the Conversion Agent may make reasonable rules for their functions.

SECTION 11.10 No Sinking Fund. No sinking fund is provided for the Notes. Accordingly, Article V of the Original Indenture shall not apply with respect to the Notes.

SECTION 11.11 No Subordination. The Notes are senior obligations of the Company. Accordingly, Article XVI of the Original Indenture shall not apply with respect to the Notes.

SECTION 11.12 References to ADSs. If the Company’s ADS facility maintained with the Ordinary Shares Depositary is terminated for any reason but the Ordinary Shares are then listed for trading on a U.S. national securities exchange, all references to “ADSs” herein will be deemed to refer to “Ordinary Shares,” all references to the “Closing Sale Price of the ADSs” and “Volume Weighted Average Price of the ADSs” will be deemed to refer to the “Closing Sale Price of the Ordinary Shares” and “Volume Weighted Average Price of our Ordinary Shares” and other appropriate adjustments will be made to reflect such change.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

JA SOLAR HOLDINGS CO., LTD., as Company

By:
Name:
Title:

THE BANK OF NEW YORK, as Trustee

By:
Name:
Title:

[Supplemental Indenture: Senior Convertible Notes due 2013]

EXHIBIT A

FORM OF FACE OF NOTE

Global Notes Legend

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

A-F-1

No.	$

4.50% Senior Convertible Note due 2013

CUSIP No.: 466090 AA5	ISIN: US466090AA51

JA Solar Holdings Co., Ltd., a company incorporated under the laws of the Cayman Islands with limited liability, promises to pay to [                                                 ], or its registered assigns, the principal sum of                      Dollars [, or such lesser amount as is indicated in the records of the Trustee and the Depositary,]* on May 15, 2013 and to pay interest thereon from May 19, 2008, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on May 15 and November 15 of each year, commencing November 15, 2008, at the rate of 4.50% per annum, until the principal hereof is paid or made available for payment. The interest so payable on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at 5:00 p.m., New York City time, on the Regular Record Date with respect to such Interest Payment Date, which shall be May 1 and November 1 preceding the applicable May 15 and November 15 Interest Payment Date, respectively. Any such interest not so punctually paid, if such nonpayment continues for a period of 30 calendar days, will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at 5:00 p.m., New York City time, on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than ten calendar days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture (as defined on the reverse hereof).

Interest on the Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for a period that is less than a whole month will be calculated on the basis of the actual number of days elapsed during such less than whole-month period divided by 360. If a payment date is not a Business Day, payment will be made on the next succeeding Business Day, and no additional interest will accrue in respect of such payment by virtue of the payment being made on such later date.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

*	Include for Global Notes.

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IN WITNESS WHEREOF, JA Solar Holdings Co., Ltd. has caused this instrument to be duly executed.

JA SOLAR HOLDINGS CO., LTD.

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

THE BANK OF NEW YORK, as Trustee, certifies that this is one of the Notes referred to in the Indenture.

By:
Authorized Signatory

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FORM OF REVERSE SIDE OF NOTE

4.50% Senior Convertible Note due 2013

JA SOLAR HOLDINGS CO., LTD., a company incorporated under the laws of the Cayman Islands with limited liability (such company, and its successors and assigns under the Indenture hereinafter referred to, being herein called the “Company”), issued this Note under an Indenture dated as of May 19, 2008, as amended by the First Supplemental Indenture dated as of May 19, 2008 (the “First Supplemental Indenture”) (such Indenture, as amended by the First Supplemental Indenture and as it may be amended or supplemented from time to time in accordance with the terms thereof, the “Indenture”), among the Company and The Bank of New York, as Trustee, to which reference is hereby made for a statement of the respective rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders and of the terms upon which the Notes are, and are to be, authorized and delivered. The terms of the Notes include those stated in the Indenture. Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all such terms, and Noteholders are referred to the Indenture. This Note is one of the Notes referred to in the First Supplemental Indenture initially issued in an aggregate principal amount of $400,000,000. An additional aggregate principal amount of Notes may be issued from time to time as Additional Notes in accordance with Section 2.06 of the First Supplemental Indenture.

1.	Reporting Additional Interest

The Holder of this Note shall be entitled to receive Reporting Additional Interest as and to the extent provided in the Indenture.

2.	Additional Amounts

All payments made by the Company or any other Payor under, or with respect to, this Note, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (collectively, “Taxes”) unless the Payor is required to withhold or deduct such Taxes by law or by the official interpretation or administration thereof. If the Payor is required to withhold or deduct any amount for or on account of certain Taxes imposed or levied by or in accordance with Section 5.04 of the First Supplemental Indenture, the Payor will pay such Additional Amounts as may be necessary so that the net amount received by each holder of this Note (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been required to be withheld or deducted, subject to certain exceptions specified in the Indenture.

Upon request, the Company will provide the Trustee with documentation satisfactory to the Trustee evidencing the payment of Additional Amounts. Copies of such documentation will be made available to the holders of the Notes upon request.

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3.	Method of Payment

The Company will pay interest on the Notes (except Defaulted Interest) to the Persons who are registered Holders of Notes at 5:00 p.m., New York City time, on the Regular Record Date with respect to the applicable Interest Payment Date even if Notes are canceled after the Regular Record Date and on or before the Interest Payment Date, except as otherwise provided in the Indenture. Holders must surrender Notes to a Paying Agent to collect principal payments. The Company will pay principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts.

The Company shall pay interest on:

(i) any Global Notes by wire transfer of immediately available funds to the account of the Depositary or its nominee,

(ii) any Notes in certificated form having a principal amount of less than $2,000,000, by check mailed to the address of the Holder of such Notes as it appears in the Register, provided, however, that at maturity interest will be payable at the office of the Company maintained by the Company for such purposes, which shall initially be an office or agency of the Trustee (as defined below), and

(iii) any Notes in certificated form having a principal amount of $2,000,000 or more, by wire transfer in immediately available funds at the election of the Holder of such Notes duly delivered to the Trustee at least five Business Days prior to the relevant Interest Payment Date, provided, however, that at maturity interest will be payable at the office of the Company maintained by the Company for such purposes in New York City, which shall initially be an office or agency of the Trustee.

4.	Paying Agent and Registrar and Conversion Agent

Initially, The Bank of New York (the “Trustee”) will act as Paying Agent, Registrar and Conversion Agent. The Company may appoint and change any Paying Agent, Registrar or co-registrar or Conversion Agent without notice. The Company or any of its domestically organized Wholly Owned Subsidiaries may act as Paying Agent or Registrar or co-registrar.

5.	Ranking

This Note is a general senior, unsecured obligation of the Company and ranks equal in right of payment with all of the Company’s existing and future senior indebtedness. This Note ranks senior in right of payment to any of the Company’s existing or future indebtedness that is expressly subordinated to this Note.

6.	Optional Redemption

The Notes will not be redeemable at the option of the Company prior to May 15, 2011. On or after May 15, 2011, the Company may redeem all or part of the Notes at its option if the Closing Sale Price of the ADSs has been at least 130% of the then applicable Conversion Price for at least 20 Trading Days during any period of 30 consecutive Trading Days, including the last Trading Day of such period, ending on the Trading Days preceding the date on which the Company provides a Redemption Notice, in cash.

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7.	Repurchase at the Option of Noteholders Upon a Fundamental Change

If a Fundamental Change occurs at any time prior to maturity of the Notes, this Note will be subject to a repurchase, at the option of the Holder, on a Fundamental Change Repurchase Date specified by the Company that is not less than 20 Business Days nor more than 35 Business Days after the date of the Company Repurchase Notice related to such Fundamental Change, at a repurchase price equal to 100% of the principal amount hereof, together with accrued and unpaid interest on this Note to, but excluding, the Fundamental Change Repurchase Date; provided that if such Fundamental Change Repurchase Date falls after a Regular Record Date and on or prior to the corresponding Interest Payment Date, the accrued and unpaid interest shall be payable on such Fundamental Change Repurchase Date to the Holder of record of this Note on the applicable Regular Record Date instead of the Holder surrendering the Note for repurchase on such date. For Notes to be so repurchased at the option of the Holder, the Holder must deliver to the Paying Agent, in accordance with the terms of the Indenture, the Fundamental Change Repurchase Notice containing the information specified by the Indenture, together with such Notes, duly endorsed for transfer, or (if the Notes are Global Notes) book-entry transfer of the Notes, prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Repurchase Date.

Holders have the right to withdraw any Repurchase Notice by delivering to the Paying Agent a written notice of withdrawal at any time prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Fundamental Change Repurchase Date, all as provided in the Indenture.

8.	Conversion

Subject to and upon compliance with the provisions of the Indenture, the Holder hereof has the right, at its option, to convert each $1,000 principal amount of this Note based on an initial Conversion Rate of 32.8138 ADSs per $1,000 principal amount of Notes, as the same may be adjusted pursuant to the terms of the Indenture. As specified in the Indenture, upon conversion, the Company may deliver (i) ADSs or (ii) cash and, if applicable, ADSs equal to the sum of the Daily Settlement Amounts for each of the 20 Settlement Period Trading Days during the applicable Conversion Period.

If and only to the extent Holders elect to convert the Notes in connection with a Non-Stock Change of Control, the Company will increase the Conversion Rate applicable to such converting Notes in accordance with the Indenture.

If this Note (or portion hereof) is surrendered for conversion after 5:00 p.m., New York City time, on the Regular Record Date for an Interest Payment Date but prior to the applicable Interest Payment Date, it shall be accompanied by payment, in immediately available funds or other funds acceptable to the Company, of an amount equal to the interest otherwise payable on such Interest Payment Date on the principal amount being converted; provided that no such payment need be made (i) with respect to conversions after 5:00 p.m., New York City time, on

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the Regular Record Date immediately preceding the Maturity Date; (ii) with respect to conversions of Notes that the Company has called for redemption if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date; (iii) with respect to conversions in connection with a Fundamental Change if the Company has specified a Fundamental Change Repurchase Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date; and (iv) with respect to any overdue interest, if overdue interest exists at the time of conversion with respect to such Notes.

Accrued and unpaid interest, if any, to the Conversion Date is deemed to be paid in full by the ADS or Conversion Settlement Amount delivered or paid rather than cancelled, extinguished or forfeited.

No fractional ADSs will be issued upon any conversion of Notes, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of an ADS which would otherwise be issuable upon the surrender of any Note or Notes for conversion.

A Note in respect of which a Holder is exercising its right to require repurchase may be converted only if such Holder validly withdraws its election to exercise such right to require repurchase in accordance with the terms of the Indenture.

9.	Responsibility of Trustee

The Trustee and any other Conversion Agent shall not at any time be under any duty or responsibility to any Noteholder to determine the Conversion Rate or whether any facts exist which may require any adjustment of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Ordinary Shares (including Ordinary Shares represented by ADSs), or of any Capital Stock, other securities or other assets or property, which may at any time be issued or delivered upon the conversion of any Notes; and the Trustee and any other Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any ADSs or stock certificates or other securities or property or cash upon the surrender of any Notes for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in Article 10. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 10.06 relating either to the kind or amount of shares of Capital Stock or other securities or other assets or property (including cash) receivable by Holders of Notes upon the conversion of their Notes after any event referred to in such Section 10.06 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 9.01, may accept as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers’ Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto. Notwithstanding any other provision herein, the Trustee has no duty to determine when an adjustment under

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Article 10 should be made, how it should be made or what it should be. The Trustee has no duty to determine whether a supplemental indenture under Section 10.06 need be entered into or whether any provisions of any supplemental indenture are correct. The Trustee shall not be accountable for and makes no representation as to the validity or value of any securities or assets issued upon conversion of Notes. The Trustee shall not be responsible for the Company’s failure to comply with Article 10. Each Conversion Agent (other than Company or an Affiliate of the Company) shall have the same protection under Section 10.08 as the Trustee. Neither the Trustee nor the Conversion Agent shall have any duty to verify the calculations of the Company or its agents and shall have no liability in connection therewith. Neither the Conversion Agent nor the Trustee shall have any responsibility to monitor the compliance of the Company with the provisions relating to conversion herein.

10.	Denominations, Transfer, Exchange

The Notes are in registered form without coupons in denominations of $1,000 and whole multiples of $1,000. A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the Registrar and the Trustee may require a Noteholder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes required by law or permitted by the Indenture.

11.	Persons Deemed Owners

The registered Holder of this Note may be treated as the owner of it for all purposes.

12.	Unclaimed Money

Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal or interest and any ADSs or other property due in respect of converted Notes that remains unclaimed for two years, and, thereafter, Noteholders entitled to the money and/or securities must look to the Company for payment as general creditors.

13.	Amendment, Waiver

Subject to certain exceptions set forth in the Indenture, (i) the Indenture or the Notes may be amended without prior notice to any Noteholder but with the written consent or affirmative vote of the Holders of at least a majority in aggregate principal amount of the Outstanding Notes and (ii) any Default or Event of Default may be waived with the written consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Notes. In certain circumstances set forth in the Indenture, the Company and the Trustee may amend the Indenture or the Notes without the consent of any Noteholder.

14.	Defaults and Remedies

If an Event of Default occurs (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization) and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable, except as provided in the

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Indenture (including special provisions for an Event of Default relating to the failure of the Company to comply with its agreements in respect of periodic reporting as set forth in Section 7.11 of the First Supplemental Indenture). If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Noteholders. Under certain circumstances, the Holders of a majority in aggregate principal amount of the Outstanding Notes may rescind and annul such declaration with respect to the Notes and its consequences. No reference herein to the Indenture and no provision of this Note or of the Indenture shall impair, as among the Company and the Holders of the Notes, the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, at the rate and in the coin or currency herein and in the Indenture prescribed or to convert the Note as provided in the Indenture.

15.	Trustee Dealings with the Company

Subject to certain limitations, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Company or its Affiliates and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee.

16.	No Recourse Against Others

No director, officer, employee, or shareholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

17.	Authentication

This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Note.

18.	Abbreviations

Customary abbreviations may be used in the name of a Noteholder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

19.	GOVERNING LAW

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

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20.	CUSIP, Common Code and ISIN Numbers

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP, Common Code and ISIN numbers to be printed on the Notes and has directed the Trustee to use CUSIP, Common Code and ISIN numbers in all notices issued to Noteholders as a convenience to such Noteholders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any such notice and reliance may be placed only on the other identification numbers placed thereon.

The Company will furnish to any Noteholder upon written request and without charge to the Holder a copy of the Indenture.

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CONVERSION NOTICE

TO:	JA SOLAR HOLDINGS CO., LTD., and THE BANK OF NEW YORK, as Trustee

The undersigned registered owner of this Note hereby irrevocably exercises the option to convert this Note, or the portion thereof (which is $1,000 or a multiple thereof) below designated, in accordance with the terms of the Indenture referred to in this Note and directs that (A) the (i) ADSs of JA Solar Holdings Co., Ltd. (the “Company”) or (ii) cash and, if applicable, ADSs deliverable at the Company’s option in accordance with Section 10.10 of the First Supplemental Indenture upon such conversion or for fractional shares and (B) any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. If ADSs or any portion of this Note not converted are to be issued in the name of a person other than the undersigned, the undersigned will provide the appropriate information below and pay all taxes or duties payable with respect thereto. Any amount required to be paid by the undersigned on account of interest accompanies this Note. The undersigned hereby certifies that it is not, and has not been during the immediately preceding three months, an Affiliate of the Company (within the meaning of Rule 144 under the Securities Act).

Dated:

Signature(s)

Signature(s) must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee

Fill in the registration of ADSs, if any, if to be issued, and Notes if to be delivered, and the person to whom cash, if any, and payment for fractional ADSs is to be made, if to be made, other than to and in the name of the registered Holder:

Please print name and address

(Name)

(Street Address)

(City, State and Zip Code)

Principal amount to be converted

(if less than all):

$

Social Security or Other Taxpayer

Identification Number:

NOTICE: The signature on this Conversion Notice must correspond with the name as written upon the face of the Notes in every particular without alteration or enlargement or any change whatever.

REPURCHASE NOTICE

TO:	JA SOLAR HOLDINGS CO., LTD. and THE BANK OF NEW YORK, as Trustee

The undersigned registered owner of this Note hereby irrevocably acknowledges receipt of a notice from JA Solar Holdings Co., Ltd. (the “Company”) regarding the right of Holders to elect to require the Company to repurchase the Notes and requests and instructs the Company to repay the entire principal amount of this Note, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Indenture at the price of 100% of such entire principal amount or portion thereof, together with, except as provided in the Indenture, accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date to the registered Holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. The Notes shall be repurchased by the Company as of the Fundamental Change Repurchase Date pursuant to the terms and conditions specified in the Indenture.

Dated:

Signature(s)

NOTICE: The above signatures of the Holder(s) hereof must correspond with the name as written upon the face of the Notes in every particular without alteration or enlargement or any change whatever.

Notes Certificate Number (if applicable):

Principal amount to be repurchased

(if less than all, must be $1,000 or whole multiples thereof):

Social Security or Other Taxpayer Identification Number:

ASSIGNMENT

For value received                                          hereby sell(s), assign(s) and transfer(s) unto                                          (Please insert social security or other Taxpayer Identification Number of assignee) the within Notes, and hereby irrevocably constitutes and appoints                                          attorney to transfer said Notes on the books of the Company, with full power of substitution in the premises.

Dated:

Signature(s)

Signature(s) must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee

NOTICE: The signature on this Assignment must correspond with the name as written upon the face of the Notes in every particular without alteration or enlargement or any change whatever.

Exhibit 99.1

Form of Capped Call Transaction

Date:	May [ ], 2008

To:	JA Solar Holdings Co., Ltd.
Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

From:	Lehman Brothers, Inc acting as Agent
Lehman Brothers OTC Derivatives Inc., acting as Principal
Andrew Yare - Transaction Management Group
	Facsimile:	646-885-9546 (United States of America)
	Telephone:	212-526-9986

Ref. Numbers:	Global Deal ID: [ ]

Dear Sir or Madam:

The purpose of this communication (this “Confirmation”) is to confirm the terms and conditions of the transaction (the “Transaction”) entered into between Lehman Brothers OTC Derivatives Inc. (“Party A”) and JA Solar Holdings Co., Ltd. (“Party B”) on the Trade Date specified below. This Confirmation constitutes a “Confirmation” as referred to in the Agreement specified below. Lehman Brothers OTC Derivatives Inc. is not a member of the Securities Investor Protection Corporation.

This Confirmation evidences a complete and binding agreement between Party A and Party B as to the terms of the Transaction to which this Confirmation relates. This Confirmation supplements, forms part of, and is subject to, an agreement in the form of the 1992 ISDA Master Agreement (Multicurrency—Cross Border) (the “Agreement”) as if we had executed an agreement in such form (but without any Schedule except for the elections set forth herein) on the Trade Date of the Transaction.

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”) and the 2000 ISDA Definitions (the “Swap Definitions”, and together with the Equity Definitions, the “Definitions”), in each case as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) are incorporated into this Confirmation. The Transaction constitutes a Share Option Transaction for the purposes of the Equity Definitions. References herein to “Transaction” shall be deemed references to “Swap Transaction” for purposes of the Swap Definitions. In the event of any inconsistency between the Equity Definitions and the Swap Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern.

Certain defined terms used herein have the meanings assigned to them in the Prospectus Supplement dated May 13, 2008 (the “Prospectus Supplement”) relating to the USD350 million aggregate principal amount of 4.50% Senior Convertible Notes due 2013 (the “Convertible Notes” and each USD1,000 principal amount of Convertible Notes, a “Convertible Note”) issued by Party B pursuant to the First Supplemental Indenture to be dated as of May 19, 2008 between Party B and The Bank of New York, as trustee, to an Indenture, to be dated as of May 19, 2008 between Party B and The Bank of New York, as trustee (such First Supplemental Indenture, as in effect on the date of its execution, the “Supplemental Indenture”). In the event of any inconsistency between the terms defined in the Prospectus Supplement, the Supplemental Indenture and this Confirmation, this Confirmation shall govern. The parties acknowledge that this Confirmation is entered into on the date hereof with the understanding that (i) definitions set forth in the

Lehman Brothers

745 SEVENTH AVENUE,

NEW YORK NY 10019

Supplemental Indenture that are also defined herein by reference to the Supplemental Indenture and (ii) sections of the Supplemental Indenture that are referred to herein, in each case, will conform to the descriptions thereof in the Prospectus Supplement. If any such definitions in the Supplemental Indenture or any such sections of the Supplemental Indenture differ from the descriptions thereof in the Prospectus Supplement, the descriptions thereof in the Prospectus Supplement will govern for purposes of this Confirmation. The parties further acknowledge that the Supplemental Indenture section numbers used herein are based on the draft of the Supplemental Indenture last reviewed by Party A and Party B as of the date of this Confirmation, and if any such section numbers are changed in the Supplemental Indenture as executed, the parties will amend this Confirmation in good faith to preserve the intent of the parties. For the avoidance of doubt, references to the Supplemental Indenture herein are references to the Supplemental Indenture as in effect on the date of its execution and if the Supplemental Indenture is amended following its execution, any such amendment will be disregarded for purposes of this Confirmation unless the parties agree otherwise in writing.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Agent:	Lehman Brothers Inc. (“LBI”) is acting as agent on behalf of Party A and Party B for this Transaction. LBI has no obligations, by guarantee, endorsement or otherwise, with respect to the performance of this Transaction by either party.

Trade Date:	May 13, 2008

Option Style:	“Modified American” as set forth under “Procedures for Exercise” below.

Option Type:	Call

Seller:	Party A

Buyer:	Party B

Shares:	The American Depositary Shares of JA Solar Holdings Co., Ltd. (the “Issuer”), each representing one ordinary share, par value USD0.0001 per share, Ticker: JASO

Number of Options:	175,000, provided that if Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC as representatives of the Underwriters (as defined in the Underwriting Agreement dated as of May 14, 2008 between Party B and Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC as representatives of the underwriters party thereto (the “Underwriting Agreement”)), exercise the option to purchase additional Convertible Notes pursuant to Section 3 of the Underwriting Agreement, the Number of Options hereunder shall be automatically increased, effective upon payment by Party B of the Additional Premium on the Additional Premium Payment Date, by the Applicable Percentage times the number of Convertible Notes in denominations of USD1,000 principal amount issued pursuant to such exercise (such Convertible Notes, the “Additional Convertible Notes”). For the avoidance of doubt, the Number of Options shall be reduced by the number of any Options exercised or terminated by Party B. In no event will the Number of Options be less than zero.

Global Deal ID: [            ]

2

Option Entitlement:	As of any date, a number equal to the Conversion Rate as of such date (as defined in the Supplemental Indenture, but without regard to any adjustments to the Conversion Rate pursuant to Section 10.04(b) or Section 10.05(h) of the Supplemental Indenture).

Applicable Percentage:	50%

Number of Shares:	The product of the Number of Options and the Option Entitlement.

Strike Price:	USD30.475

Cap Price:	USD37.375

Premium:	USD14,175,000 (Premium per Option: USD81.00), provided that if the Number of Options is increased pursuant to the proviso to the definition of “Number of Options” above, Party B shall pay on the Additional Premium Payment Date an additional Premium (the “Additional Premium”) equal to the product of the number of Options by which the Number of Options is so increased and USD81.00.

Premium Payment Date:	4 Currency Business Days after the Trade Date

Additional Premium Payment Date:	The closing date for the purchase and sale of the Additional Convertible Notes.

Exchange:	NASDAQ Global Market

Related Exchange(s):	All Exchanges

Market Disruption Event:

The definition of “Market Disruption Event” in Section 6.3(a) of the Equity Definitions is hereby amended by deleting the words “at any time during the one-hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time, as the case may be” and inserting the words “at any time on any Averaging Date” after the word “material,” in the third line thereof.

Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term “Scheduled Closing Time” in the fourth line thereof.

Disrupted Day:	The definition of “Disrupted Day” in Section 6.4 of the Equity Definitions shall be amended by adding the following sentence after the first sentence: “A Scheduled Trading Day on which a Related Exchange fails to open during its regular trading session will not be a Disrupted Day if the Calculation Agent determines that such failure will not have a material adverse impact on Party A’s ability to unwind any related hedging transactions related to the Transaction.”

Global Deal ID: [            ]

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Procedure for Exercise:

Exercise Period:	Notwithstanding anything to the contrary in the Equity Definitions, an Exercise Period shall occur with respect to an Option hereunder only if such Option is an Exercisable Option (as defined below) and the Exercise Period shall be, in respect of any Exercisable Option, the period commencing on, and including, the relevant Conversion Date and ending on, but excluding, the first Averaging Date in respect of such Conversion Date; provided that in respect of any Exercisable Options relating to Convertible Notes for which the relevant Conversion Date occurs during the period beginning on, and including, February 15, 2013, the final day of the Exercise Period shall be the Scheduled Trading Day immediately prior to the Expiration Date (such Exercise Period, the “Final Exercise Period”).

Conversion Date:	With respect to any conversion of Convertible Notes, the date on which the holder of such Convertible Notes satisfies all of the requirements for conversion thereof as set forth in Section 10.02 of the Supplemental Indenture.

Exercisable Options:	Upon the occurrence of a Conversion Date, a number of Options equal to (x) the Applicable Percentage times (y) the number of Convertible Notes in denominations of USD1,000 principal amount converted on such Conversion Date.

Expiration Time:	The Valuation Time

Expiration Date:	May 15, 2013

Multiple Exercise:	Applicable, as described under “Exercisable Options” above.

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Automatic Exercise:	Applicable; and means that, in respect of any Exercise Period other than the Final Exercise Period, a number of Options not previously exercised or terminated hereunder equal to the number of Exercisable Options shall be deemed to be exercised on the relevant Averaging Dates to which such Options relate and, in respect of the Final Exercise Period, all Options not previously exercised or terminated shall be deemed exercised on the relevant Averaging Dates to which such Options relate; provided that in each case, if a Notice of Exercise is required, such Options shall be deemed exercised only to the extent that Party B has provided a Notice of Exercise to Party A (in each case, such number of Options deemed exercised, the “Exercised Options”); provided further that, with respect to Exercised Options relating to an Exercise Period occurring prior to the Final Exercise Period (an “Early Conversion”), Automatic Exercise means that an Additional Termination Event shall be deemed to occur with respect to a portion of the Transaction relating to a number of Options equal to the number of such Exercised Options, as provided in clause (i) under “Additional Termination Events” below; provided further that to the extent the number of Exercised Options relating to any Conversion Date is less than the number of Exercisable Options relating to such Conversion Date, Party B shall be deemed to make to Party A on the date it provided the related Notice of Exercise to Party A (or, if no such notice is provided, the final day of such Exercise Period) the representations and warranties contained in paragraph (g) under “Additional Representations and Warranties of Party B” below as if the reference therein to “at the time of placing any order with respect to the Transaction” were replaced with “as of the date of the related Notice of Exercise (or, if no such notice is provided, the final day of the related Exercise Period).”

Notice of Exercise:	Notwithstanding anything to the contrary in the Equity Definitions, in order to exercise any Exercisable Options in respect of any Early Conversion, Party B must notify Party A in writing before 5:00 p.m. (New York City time) on the fifth Scheduled Trading Day following the relevant first scheduled Averaging Date for the Exercisable Options being exercised of (i) the number of such Exercisable Options to be exercised, (ii) such first scheduled Averaging Date and the scheduled Settlement Date and (iii) if Party B elected to satisfy its obligations under the Convertible Notes solely with Shares (a “Gross Physical Settlement”) in connection with the related conversion of the Convertible Notes, the fact that Gross Physical Settlement applies to such conversion, and, in order to exercise any Exercisable Options during the Final Exercise Period, if Party B elected Gross Physical Settlement for any conversion of the Convertible Notes during the Final Exercise Period, Party B must notify Party A of such election in writing before 5:00 p.m. (New York City time) on February 15, 2013.

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If any notice given by Party B pursuant to the preceding sentence was effective on a day later than the Scheduled Trading Day prior to the relevant first scheduled Averaging Date for the Exercisable Options being exercised (the “Notice Threshold Date”), the Calculation Agent shall have the right to adjust the Cash Settlement Amount or the Number of Shares to be delivered, as the case may be, as appropriate to reflect the additional costs (including, but not limited, to hedging mismatches and market losses) and expenses incurred by Party A in connection with its hedging activities (including the unwinding of any hedge position) as a result of Party A not having received such notice prior to the Notice Threshold Date.

Valuation:

Valuation Time:	At the close of trading on the Exchange, without regard to extended or after hours trading.

Averaging Dates:	(x) For any Exercised Option relating to an Exercise Period occurring prior to the Final Exercise Period, the 20 consecutive Scheduled Trading Days commencing on and including the third “Settlement Period Trading Day” (as defined in the Supplemental Indenture) following the relevant Conversion Date, or (y) for any Exercisable Option relating to the Final Exercise Period, the 20 consecutive Scheduled Trading Days commencing on, and including, the 22nd Scheduled Trading Day immediately preceding the Expiration Date.

Averaging Date Market Disruption:	Modified Postponement; provided that, notwithstanding anything to the contrary in the Equity Definitions and in addition to the provisions of Section 6.7(c)(iii) of the Equity Definitions, if any Averaging Date is a Disrupted Day, the Calculation Agent may assign additional dates to be Averaging Dates and/or make adjustments to the number of Options to which each Averaging Date relates (including increasing such number or reducing such number to zero with respect to one or more Averaging Dates).

Relevant Price:	For any Averaging Date, the VWAP Price for such Averaging Date.

VWAP Price:	For any Exchange Business Day, the dollar volume weighted average price per Share for that Exchange Business Day based on transactions executed during that Exchange Business Day on the Exchange, as reported on Bloomberg Page “JASO <Equity> AQR” (or any successor thereto), or in the event such price is not so reported on such Exchange Business Day for any reason, as reasonably determined by the Calculation Agent.

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Settlement Terms:

Settlement Currency:	USD

Settlement Date or Cash Settlement Payment Date:	For any Exercised Option, the date Shares will be delivered or cash will be paid with respect to the Convertible Notes related to such Exercised Options, under the terms of the Supplemental Indenture; provided that if Gross Physical Settlement applies to the related conversion of the Convertible Notes and the Exercised Option relates to an Exercise Period other than the Final Exercise Period, one Settlement Cycle immediately following the final Averaging Date relating to such Exercised Option.

Settlement Method Election:	Applicable; provided that Party B shall not be permitted to elect Cash Settlement and hereby agrees not to make an election other than the Default Settlement Method with respect to the Transaction unless Party B makes to Party A in writing on the date of its election the representations and warranties contained in paragraph (g) under “Additional Representations and Warranties of Party B” below where the reference therein to “at the time of placing any order with respect to the Transaction” shall be replaced with “as of the date of such election of Cash Settlement.”

Electing Party:	Party B

Settlement Method Election Date:	The third Scheduled Trading Day immediately preceding the first Averaging Date for the relevant Exercisable Options.

Default Settlement Method:	Physical Settlement

Cash Settlement Terms:

Cash Settlement:	If Cash Settlement applies with respect to any Exercised Options, a relevant portion of the Transaction shall expire on each Averaging Date with respect to a number of Options equal to the relevant number of Exercised Options divided by 20, rounded down to the nearest whole number, except the portion relating to the last such Averaging Date shall equal such relevant number of Exercised Options minus the number of Options relating to all preceding Averaging Dates relating to such Exercised Options (in each case subject to adjustment by the Calculation Agent in respect of any Disrupted Day). On the Cash Settlement Payment Date relating to the relevant Exercised Options, Party A shall pay to Party B the aggregate Cash Settlement Amount for all related Averaging Dates.

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Cash Settlement Amount:	For each Averaging Date, an amount, as calculated by the Calculation Agent, equal to (i) the Strike Price Differential for such Averaging Date, multiplied by (ii) the number of Options to which such Averaging Date relates, multiplied by (iii) the Option Entitlement as of such Averaging Date.

Strike Price Differential:	For each Averaging Date, if the Relevant Price for such Averaging Date is (a) greater than the Strike Price and less than or equal to the Cap Price, an amount equal to the excess of the Relevant Price for such Averaging Date over the Strike Price, (b) greater than the Cap Price, an amount equal to the excess of the Cap Price over the Strike Price, or (c) less than or equal to the Strike Price, zero.
Physical Settlement Terms:

Physical Settlement:	If Physical Settlement applies with respect to any Exercised Options, a relevant portion of the Transaction shall expire on each Averaging Date with respect to a number of Options equal to the relevant number of Exercised Options divided by 20, rounded down to the nearest whole number, except the portion relating to the last such Averaging Date shall equal such relevant number of Exercised Options minus the number of Options relating to all preceding Averaging Dates relating to such Exercised Options (in each case subject to adjustment by the Calculation Agent in respect of any Disrupted Day). On the Settlement Date relating to the relevant Exercised Options, Party A shall deliver to Party B the aggregate Number of Shares to be Delivered for all related Averaging Dates and pay to Party B any Fractional Share Amount resulting from such aggregation (valued at the Relevant Price for the last Averaging Date).

Number of Shares to be Delivered:	An amount of Shares equal to the Cash Settlement Amount for such Averaging Date divided by the Relevant Price for such Averaging Date.

Other Applicable Provisions in Respect of Physical Settlement:	The representations and agreements contained in Section 9.11 of the Equity Definitions shall be modified by excluding any representations therein relating to restrictions, obligations, limitations or requirements under applicable securities laws that exist as a result of the fact that Party B is the issuer of the Shares.

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Share Adjustments:

Potential Adjustment Events:	Notwithstanding Section 11.2(e) of the Equity Definitions, a “Potential Adjustment Event” means an occurrence of any event or condition, as set forth in Section 10.05 of the Supplemental Indenture, that would result in an adjustment to the Conversion Rate of the Convertible Notes; provided that in no event shall there be any adjustment hereunder as a result of an adjustment to the Conversion Rate pursuant to Section 10.04(b) or Section 10.05(h) of the Supplemental Indenture.

Method of Adjustment:	Calculation Agent Adjustment; which means, notwithstanding anything to the contrary in the Equity Definitions, upon any adjustment to the Conversion Rate of the Convertible Notes pursuant to the Supplemental Indenture (other than pursuant to Section 10.04(b) or Section 10.05(h) of the Supplemental Indenture) (i) the Calculation Agent shall make a corresponding adjustment to any of the Strike Price, Number of Options and the Option Entitlement and (ii) the Calculation Agent shall make any adjustment consistent with the Calculation Agent Adjustment set forth in Section 11.2(c) of the Equity Definitions to the Cap Price or any other variable relevant to the exercise, settlement or payment for the Transaction to preserve the fair value of the Options to Party A after taking into account the effect of such Potential Adjustment Event; provided, that adjustments may be made to account for changes in volatility, expected dividends, stock loan rate and liquidity relevant to the Shares or to the Transaction; provided further, that in no event shall the Cap Price be less than the Strike Price.
Extraordinary Events:

Merger Events:	Notwithstanding Section 12.1(b) of the Equity Definitions, a “Merger Event” means the occurrence of any event or condition set forth in Section 10.06(a) or Section 10.06(b) of the Supplemental Indenture.

Tender Offers:	Applicable; provided that notwithstanding Section 12.1(d) of the Equity Definitions, a “Tender Offer” means the occurrence of any event or condition set forth in Section 10.05(f) or clauses (1) or (2) of the definition of “Fundamental Change” in Section 1.02 of the Supplemental Indenture.

Consequence of Merger Events/Tender Offers:	Notwithstanding Sections 12.2 and 12.3 of the Equity Definitions, upon the occurrence of a Merger Event or a Tender Offer:

(i) the Calculation Agent shall make a corresponding adjustment in respect of any adjustment under the Supplemental Indenture to any one or more of the nature of the Shares, Strike Price, Number of Options and the Option Entitlement; provided, however, that such adjustment shall be made without regard to any adjustment to the Conversion Rate for the issuance of additional shares as set forth in Section 10.04(b) or Section 10.05(h) of the Supplemental Indenture; and

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(ii) the Calculation Agent may, in its sole discretion, make any adjustment consistent with the Modified Calculation Agent Adjustment set forth in Section 12.2(e) or 12.3(d) of the Equity Definitions, as applicable, to the Cap Price or any other variable relevant to the exercise, settlement or payment for the Transaction;

provided that, for the avoidance of doubt, adjustments shall be made pursuant to the provisions of subparagraphs (i) and (ii) above regardless of whether any Merger Event or Tender Offer gives rise to an Early Conversion; and

provided further that, notwithstanding the foregoing, with respect to any Majority Tender Offer, Party A may elect for Cancellation and Payment (Calculation Agent Determination) to apply. “Majority Tender Offer” means a Tender Offer as defined in Section 12.1(d) of the Equity Definitions that results in the relevant entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, 50% or greater than 50% of the outstanding voting shares of the Issuer, as determined by the Calculation Agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the Calculation Agent deems relevant.

Modified Calculation Agent Adjustment:	For greater certainty, the definition of “Modified Calculation Adjustment” in Sections 12.2 and 12.3 of the Equity Definitions shall be amended by adding the following italicized language after the stipulated parenthetical provision: “(including adjustments to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction) from the Announcement Date to the Merger Date (Section 12.2) or Tender Offer Date (Section 12.3).”

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Announcement Event:	If an Announcement Event occurs, the Calculation Agent will determine the economic effect of the Announcement Event on the theoretical value of the Transaction (including without limitation any change in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction) from the Announcement Date to the Expiration Date. If such economic effect is material, the Calculation Agent may, in its sole discretion, adjust the terms of the Transaction to reflect such economic effect. “Announcement Event” shall mean the occurrence of (i) the first public announcement of an intention to engage in a transaction that may lead to a Merger Event, (ii) the first public announcement of an intention to purchase or otherwise obtain the requisite number of shares that may lead to a Tender Offer or (iii) in each case, any subsequent amendment to or withdrawal of such announcement.

Composition of Combined Consideration:	Not Applicable

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination)

Delisting:	The definition of “Delisting” in Section 12.6 of the Equity Definitions shall be deleted in its entirety and replaced with the following: ‘“Delisting” means that the Exchange announces that pursuant to the rules of such Exchange, the Shares cease (or will cease) to be listed, traded or publicly quoted on the Exchange for any reason (other than a Merger Event or Tender Offer) and are not immediately re-listed, re-traded or re-quoted on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors)”

Additional Disruption Events:

Change in Law:	Applicable

Failure to Deliver:	Applicable

Insolvency Filing:

Applicable

The definition of “Insolvency Filing” in Section 12.9 of the Equity Definitions shall be amended by deleting the clause “provided that such proceedings instituted or petitions presented by creditors and not consented to by the Issuer shall not be deemed an Insolvency Filing” at the end of such definition and replacing it with the following: “; or it has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by a creditor and such proceeding is not dismissed, discharged, stayed or restrained in each case within fifteen (15) days of the institution or presentation thereof.”

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Section 12.9(b)(i) of the Equity Definitions is hereby amended by adding the following sentence at the end: “If neither party elects to terminate the Transaction, the Calculation Agent may in its sole discretion adjust the terms of the Transaction upon the occurrence of such an event pursuant to Modified Calculation Agent Adjustment (as if such event were a Tender Offer).”

Hedging Disruption:	Applicable

Increased Cost of Hedging:	Applicable

Loss of Stock Borrow:	Not Applicable

Increased Cost of Stock Borrow:	Not Applicable

Hedging Party:	Party A shall be the Hedging Party for all Extraordinary Events

Determining Party:	Party A shall be the Determining Party for all Extraordinary Events

Additional Provisions:

Non-Reliance:	Applicable

Agreements and Acknowledgments Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

Additional Representations and Warranties of Party B:

In addition to the representations set forth in the Agreement, Party B further represents that;

(a) (i) It is not entering into the Transaction on behalf of or for the accounts of any other person or entity, and will not transfer or assign its obligations under the Transaction or any portion of such obligations to any other person or entity except in compliance with applicable laws and the terms of the Transaction; (ii) it understands that the Transaction is subject to complex risks which may arise without warning, may at times be volatile, and that losses may occur quickly and in unanticipated magnitude; (iii) it is authorized to enter into the Transaction and such action does not violate any laws of its jurisdiction of organization or residence (including, but not limited to, any applicable position or exercise limits set by any self-regulatory organization, either acting alone or in concert with others) or the terms of any agreement to which it is a party; (iv) it has consulted with its legal advisor(s) and has reached its own conclusions about the Transaction, and any legal, regulatory, tax, accounting or economic consequences arising from the Transaction; and (v) it has concluded that the Transaction is suitable in light of its own investment objectives, financial capabilities and expertise.

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(b) If Party B purchases any Shares pursuant to the Transaction, such purchase(s) will comply with (i) all laws and regulations applicable to it and (ii) all contractual obligations of Party B.

(c) At all times until termination of the Transaction, Party B is an “eligible contract participant” as the term is defined in the Commodity Futures Modernization Act of 2000.

(d) Neither Party A nor any of its affiliates has advised it with respect to any legal, regulatory, tax, accounting or economic consequences arising from the Transaction, and neither Party A nor any of its affiliates is acting as agent (other than LBI as dual agent as specified above), or advisor for Party B in connection with the Transaction.

(e) Each of its required filings under all applicable securities laws have been filed and that, as of the respective dates thereof there is no material misstatement of material fact contained therein or omission of a material fact required to be stated therein or necessary to make the statements therein not misleading.

(f) It has not entered into any obligation that would contractually limit it from effecting Physical Settlement or Cash Settlement under the Transaction.

(g) It is not in possession of any material non-public information concerning the business, operations or prospects of the Issuer and was not in possession of any such information at the time of placing any order with respect to the Transaction.

“Material” information for these purposes is any information to which an investor would reasonably attach importance in reaching a decision to buy, sell or hold Shares.

(h) The Transaction and any repurchase of Shares by Party B in connection with the Transaction has been approved by its board of directors and that any such repurchase has been publicly disclosed.

(i) It is not entering into the Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares), to manipulate the price of the Shares (or any security convertible into or exchangeable for Shares) or to facilitate a distribution of Shares (or any security convertible into or exchangeable for Shares).

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(j) It is not, and, after giving effect to the transactions contemplated hereby will not be, an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(k) On the Trade Date and on any Additional Premium Payment Date (A) the assets of Party B at their fair valuation exceed the liabilities of Party B, including contingent liabilities, (B) the capital of Party B is adequate to conduct the business of Party B and (C) Party B has the ability to pay its debts and obligations as such debts mature and does not intend to, or does not believe that it will, incur debt beyond its ability to pay as such debts mature.

Other Provisions:

Alternative Calculations and Payment on Early Termination and on Certain Extraordinary Events:

If, in respect of the Transaction, an amount is payable by Party A to Party B (i) pursuant to Sections 12.2, 12.3, 12.6, 12.7 or 12.9 of the Equity Definitions (except in the event of a Nationalization, Insolvency, Tender Offer or a Merger Event, in each case, in which the consideration to be paid to holders of Shares consists solely of cash) or (ii) pursuant to Section 6(d)(ii) of the Agreement (except in the event of an Event of Default in which Party B is the Defaulting Party or a Termination Event in which Party B is the Affected Party that resulted from an event or events outside Party B’s control) (a “Payment Obligation”), Party B shall have the right, in its sole discretion, to require Party A to satisfy any such Payment Obligation by the Share Termination Alternative (as defined below) by giving irrevocable telephonic notice to Party A, confirmed in writing within one Currency Business Day, no later than 4:00 p.m. New York local time on the Merger Date, Tender Offer Date, Announcement Date or Early Termination Date, as applicable (“Notice of Share Termination”).

Notwithstanding anything to the contrary in the foregoing, with respect to any Payment Obligation resulting from an Additional Termination Event in connection with an Early Conversion, Party B shall be deemed to have elected as of the Trade Date to require Party A to satisfy any such Payment Obligation by the Share Termination Alternative; provided that Party B may elect for the Share Termination Alternative not to apply to such Payment Obligation by (x) giving written notice of such election to Party A no later than 4:00 p.m., New York local time, on the Scheduled Trading Day immediately preceding the relevant Early Termination Date and (y) making to Party A in such written notice the representations and warranties contained in paragraph (g) under “Additional Representations and Warranties of Party B” above where the reference therein to “at the time of placing any order with respect to the Transaction” shall be replaced with “as of the date of this written notice.”

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Upon Notice of Share Termination no later than 8:00 a.m. on the Exchange Business Day immediately following the Merger Date, Tender Offer Date, Announcement or Early Termination Date, as applicable, the following provisions shall apply:

Share Termination Alternative:	Applicable and means that Party A shall deliver to Party B the Share Termination Delivery Property on the date, or within a commercially reasonable period of time after, when the Payment Obligation would otherwise be due pursuant to Section 12.7 or 12.9 of the Equity Definitions or Section 6(d)(ii) and 6(e) of the Agreement, as applicable (the “Share Termination Payment Date”), in satisfaction of the Payment Obligation in the manner reasonably requested by Party B free of payment.

Share Termination Delivery Property:	A number of Share Termination Delivery Units, as calculated by the Calculation Agent, equal to the Payment Obligation divided by the Share Termination Unit Price. The Calculation Agent shall adjust the Share Termination Delivery Property by replacing any fractional portion of a security therein with an amount of cash equal to the value of such fractional security based on the values used to calculate the Share Termination Unit Price.

Share Termination Unit Price:	The value to Party A of property contained in one Share Termination Delivery Unit on the date such Share Termination Delivery Units are to be delivered as Share Termination Delivery Property, as determined by the Calculation Agent in its discretion by commercially reasonable means and notified by the Calculation Agent to Party A at the time of notification of the Payment Obligation.

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Share Termination Delivery Unit:	In the case of a Termination Event or Event of Default, one Share or, in the case of Nationalization, Insolvency or Merger Event or Tender Offer, a unit consisting of the number or amount of each type of property received by a holder of one Share (without consideration of any requirement to pay cash or other consideration in lieu of fractional amounts of any securities) in such Nationalization, Insolvency, Merger Event or Tender Offer, as determined by the Calculation Agent. If a Share Termination Delivery Unit consists of property other than cash or New Shares and if Party B provides irrevocable written notice to the Calculation Agent on or prior to the Merger Date that it elects to have Party A deliver cash, New Shares or a combination thereof (in such proportion as Party B designates) in lieu of such other property, the Calculation Agent will replace such property with cash, New Shares or a combination thereof as components of a Share Termination Delivery Unit in such amounts, as determined by the Calculation Agent in its discretion by commercially reasonable means, as shall have a value equal to the value of the property so replaced. If such Nationalization, Insolvency, Merger Event or Tender Offer involves a choice of consideration to be received by holders, such holder shall be deemed to have elected to receive the maximum possible amount of cash.

Failure to Deliver:	Applicable

Other applicable provisions:	If the Transaction is to be Share Termination Settled, the provisions of Sections 9.8, 9.9, 9.10, 9.11 and 9.12 (as modified above) of the Equity Definitions will be applicable, as if “Physical Settlement” applied to the Transaction; provided that all references to “Shares” shall be read as references to “Share Termination Delivery Units” and the representations and agreements contained in Section 9.11 of the Equity Definitions shall be modified by excluding any representations therein relating to restrictions, obligations, limitations or requirements under applicable securities laws that exist as a result of the fact that Party B is the issuer of the Shares. “Share Termination Settled” in relation to a Transaction means that Share Termination Settlement is applicable to the Transaction.

Regulatory Provisions:

(a) Party B represents and warrants that it has received and read and understands the Notice of Regulatory Treatment and the OTC Option Risk Disclosure Statement.

(b) The Agent will furnish Party B upon written request a statement as to the source and amount of any remuneration received or to be received by the Agent in connection with the Transaction evidenced hereby.

Transfer:	Notwithstanding Section 7 of the Agreement, Party A may assign its rights and obligations under the Transaction, in whole or in part, to any Affiliate of equal or better credit rating or to any Affiliate whose obligations hereunder will be guaranteed by an entity with equal or better credit rating than Party A.

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At any time Party B is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, if Party A, in its sole discretion, determines that its “beneficial ownership” at any time (within the meaning of Section 13 of the Exchange Act and rules promulgated thereunder) exceeds 8.0% or more of Party B’s outstanding Shares; and, in its sole discretion, Party A is unable after its commercially reasonable efforts to effect a transfer or assignment on pricing terms and in a time period reasonably acceptable to Party A that would reduce its “beneficial ownership” to 7.5%; Party A may designate any Exchange Business Day as an Early Termination Date with respect to a portion (the “Terminated Portion”) of the Transaction, such that its “beneficial ownership” following such partial termination will be equal to or less than 7.5%. In the event that Party A so designates an Early Termination Date with respect to a portion of the Transaction, a payment shall be made pursuant to Section 6 of the Agreement as if (i) an Early Termination Date had been designated in respect of Transaction having terms identical to the Transaction and Numbers of Options equal to the Terminated Portion, (ii) Party B shall be the sole Affected Party with respect to such partial termination and (iii) such Transaction shall be the only Terminated Transaction.

Staggered Settlement:

Party A may, by notice to Party B on or prior to any Settlement Date (a “Nominal Settlement Date”), elect to deliver any Shares required to be delivered by it on two or more dates (each, a “Staggered Settlement Date”) as follows:

(i)     in such notice, Party A will specify to Party B the related Staggered Settlement Dates (the first of which will be such Nominal Settlement Date and the last of which will be no later than the twentieth (20th) Exchange Business Day following such Nominal Settlement Date) and the number of Shares that it will deliver on each Staggered Settlement Date;

(ii)    the aggregate number of Shares that Party A will deliver to Party B hereunder on all such Staggered Settlement Dates will equal the number of Shares that Party A would otherwise be required to deliver on such Nominal Settlement Date; and

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(iii)  if the Physical Settlement terms set forth above were to apply on such Nominal Settlement Date, then the Physical Settlement terms will apply on each Staggered Settlement Date, except that the related Shares to be delivered by Party A will be allocated among such Staggered Settlement Dates as specified by Party A in the notice referred to in clause (i) above and Party B shall pay the Settlement Amount for those Shares on the Nominal Settlement Date.

Set-Off and Netting:

Party A agrees not to set-off or net amounts due from Party B with respect to the Transaction hereunder against amounts due from Party A to Party B under obligations other than Equity Contracts. Section 2(c) of the Agreement as it applies to payments due with respect to the Transaction hereunder shall remain in effect and is not subject to the first sentence of this provision.

Upon the occurrence of an Event of Default or Termination Event with respect to a party who is the Defaulting Party or the Affected Party (“X”), the other party (“Y”) will have the right (but not be obliged) without prior notice to X or any other person to set-off or apply any obligation of X under an Equity Contract owed to Y (or any Affiliate of Y) (whether or not matured or contingent and whether or not arising under the Agreement, and regardless of the currency, place of payment or booking office of the obligation) against any obligation of Y (or any Affiliate of Y) under an Equity Contract owed to X (whether or not matured or contingent and whether or not arising under the Agreement, and regardless of the currency, place of payment or booking office of the obligation). Y will give notice to the other party of any set-off effected under this paragraph.

“Equity Contract” shall mean for purposes of this paragraph any transaction relating to Shares between X and Y (or any Affiliate of Y) that qualifies as ‘equity’ under applicable accounting rules.

Amounts (or the relevant portion of such amounts) subject to set-off may be converted by Y into the Termination Currency at the rate of exchange at which such party would be able, acting in a reasonable manner and in good faith, to purchase the relevant amount of such currency.

If any obligation is unascertained, Y may in good faith estimate that obligation and set-off in respect of the estimate, subject to the relevant party accounting to the other when the obligation is ascertained.

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Nothing in this section shall be effective to create a charge or other security interest. This section shall be without prejudice and in addition to any right of set-off, combination of accounts, lien or other right to which any party is at any time otherwise entitled (whether by operation of law, contract or otherwise).

Equity Rights:	Party A acknowledges and agrees that this Confirmation is not intended to convey to it rights with respect to the Transaction that are senior to the claims of common stockholders in the event of Party B’s bankruptcy. For the avoidance of doubt, the parties agree that the preceding sentence shall not apply at any time other than during Party B’s bankruptcy to any claim arising as a result of a breach by Party B of any of its obligations under this Confirmation or the Agreement. For the avoidance of doubt, the parties acknowledge that this Confirmation is not secured by any collateral that would otherwise secure the obligations of Party B herein under or pursuant to any other agreement.

No Collateral:	No collateral is required to be posted by Party B in respect of the Transaction.

Bankruptcy Code Provisions:	Each of Party A and Party B agrees and acknowledges that Party A is a “swap participant” and/or “financial participant” within the meaning of Sections 101(53C) and 101(22A) of Title 11 of the United States Code (the “Bankruptcy Code”). The parties hereto further agree and acknowledge (A) that this Confirmation is (i) a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “settlement payment,” as such term is defined in Section 741(8) of the Bankruptcy Code, and (ii) a “swap agreement,” as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code, and (B) that Party A is entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code.

Early Unwind:	In the event the sale of the Convertible Notes by the Issuer is not consummated with the Underwriters for any reason, other than as a result of a breach by Party A, by the close of business in New York on May 19, 2008 (or such later date as agreed upon by the parties) (May 19, 2008 or such later date as agreed upon being the “Early Unwind Date”), the Transaction shall automatically terminate (the “Early Unwind”), on the Early Unwind Date and (i) the Transaction and all of the respective rights and obligations of Party A and Party B under the Transaction shall be cancelled and terminated and (ii) each party shall be released and discharged by the other party from and agrees not to make any claim against the other party with respect to any obligations or liabilities of the other party arising out of and to be performed in connection with the Transaction either prior to or after the Early Unwind Date. Party A and Party B represent and acknowledge to the other that upon an Early Unwind, all obligations with respect to the Transaction shall be deemed fully and finally discharged.

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Additional Termination Events:

Notwithstanding anything to the contrary in this Confirmation, (i) upon the occurrence of an Early Conversion:

(A) such Early Conversion shall constitute an Additional Termination Event hereunder with respect to a number of Options equal to the number of the relevant Exercised Options (the “Affected Number of Options”), in which case (x) the sole Affected Transaction shall consist of a transaction identical to the Transaction except that Number of Options for such Affected Transaction shall equal the Affected Number of Options and Party B shall be deemed the sole Affected Party and (y) the Transaction shall remain in full force and effect, except that the Number of Options subject to the Transaction immediately prior to the Conversion Date for such Early Conversion shall as of such Conversion Date be reduced by the Affected Number of Options;

(B) notwithstanding anything to the contrary in the Agreement, Party A shall designate an Early Termination Date in respect of such Affected Transaction, which shall be no earlier than one Scheduled Trading Day following the Conversion Date for the related Early Conversion; and

(C) for the avoidance of doubt, in determining the amount payable in respect of such Affected Transaction pursuant to Section 6 of the Agreement, the Calculation Agent shall assume that (x) the relevant Early Conversion and any adjustments, agreements, payments, deliveries or acquisitions by or on behalf of Party B leading thereto had not occurred, (y) no adjustments to the Conversion Rate have occurred pursuant to Section 10.04(b) or Section 10.05(h) of the Supplemental Indenture and (z) the corresponding Convertible Notes remain outstanding,

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(ii) if there has occurred an event of default with respect to Party B under the terms of the Convertible Notes as set forth in Section 7.01 of the Supplemental Indenture, then such event of default shall constitute an Additional Termination Event applicable to the Transaction and, with respect to such event of default (A) Party B shall be deemed to be the sole Affected Party and the Transaction shall be the sole Affected Transaction and (B) Party A shall be the party entitled to designate an Early Termination Date pursuant to Section 6(b) of the Agreement, and

(iii) if Party B amends, modifies, supplements or obtains a waiver in respect of any term of the Supplemental Indenture or the Convertible Notes governing the principal amount, coupon, maturity, repurchase obligation of Party B, redemption right of Party B, any term relating to conversion of the Convertible Notes (including changes to the conversion price, conversion settlement dates or conversion conditions), or any term that would require consent of the holders of not less than 100% of the principal amount of the Convertible Notes to amend, in each case without the prior consent of Party A and such amendment, in Party A’s sole discretion, would have a material adverse effect on the ability of Party A or one or more of its affiliates to hedge Party A’s obligations pursuant to the Transaction, an Additional Termination Event with respect to the transaction will be deemed to occur, and (A) Party B shall be deemed to be the sole Affected Party and the Transaction shall be the sole Affected Transaction and (B) Party A shall be the party entitled to designate an Early Termination Date pursuant to Section 6(b) of the Agreement.

Right to Extend:	Party A may extend, for as long as it is reasonably necessary, any Averaging Date, the Expiration Date, the Settlement Date or any other date of delivery by Party A, with respect to some or all of the Options hereunder, if Party A determines, in its commercially reasonable discretion, that such extension is reasonably necessary or appropriate to preserve Party A’s hedging or hedge unwind activity hereunder in light of existing liquidity conditions or to enable Party A to effect purchases or sales of Shares in connection with its hedging or settlement activity hereunder in a manner that would, if Party A were Party B or an affiliated purchaser of Party B, be in compliance with applicable legal and regulatory or self-regulatory requirements or with related policies or procedures applicable to Party A.

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Registration of Hedge Shares:	Party B hereby agrees that if, in the good faith reasonable judgment of Party A, the Shares (the “Hedge Shares”) acquired by Party A for the purpose of hedging its obligations pursuant to the Transaction cannot be sold in the U.S. public market by Party A without registration under the Securities Act, Party B shall, at its election: (i) in order to allow Party A to sell the Hedge Shares in a registered offering, make available to Party A an effective registration statement under the Securities Act to cover the resale of such Hedge Shares and (A) enter into an agreement, in form and substance satisfactory to Party A, substantially in the form of an underwriting agreement for a registered offering, (B) provide accountant’s “comfort” letters in customary form for registered offerings of equity securities, (C) provide disclosure opinions of nationally recognized outside counsel to Party B reasonably acceptable to Party A, (D) provide other customary opinions, certificates and closing documents customary in form for registered offerings of equity securities and (E) afford Party A a reasonable opportunity to conduct a “due diligence” investigation with respect to Party B customary in scope for underwritten offerings of equity securities (provided, however, that if Party A, in its sole reasonable discretion, is not satisfied with access to due diligence materials, the results of its due diligence investigation, or the procedures and documentation for the registered offering referred to above, then clause (ii) or clause (iii) of this paragraph shall apply at the election of Party B); (ii) in order to allow Party A to sell the Hedge Shares in a private placement, enter into a private placement agreement substantially similar to private placement purchase agreements customary for private placements of equity securities, in form and substance satisfactory to Party A, including customary representations, covenants, blue sky and other governmental filings and/or registrations, indemnities to Party A, due diligence rights (for Party A or any designated buyer of the Hedge Shares from Party A), opinions and certificates and such other documentation as is customary for private placements agreements, all reasonably acceptable to Party A (in which case, the Calculation Agent shall make any adjustments to the terms of the Transaction that are necessary, in its reasonable judgment, to compensate Party A for any discount from the public market price of the Shares incurred on the sale of Hedge Shares in a private placement); or (iii) purchase the Hedge Shares from Party A at the VWAP Price on such Exchange Business Days, and in the amounts, as requested by Party A.

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Repurchase Notices:	At any time Party B is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, Party B shall, no later than ten Scheduled Trading Days prior to the day on which Party B effects any repurchase of Shares, give Party A a written notice of such repurchase (a “Repurchase Notice”) on such day if following such repurchase, the Options Equity Percentage as determined on such day is (i) greater than 8.0% and (ii) greater by 0.5% than the Options Equity Percentage included in the immediately preceding Repurchase Notice (or, in the case of the first such Repurchase Notice, greater than the Options Equity Percentage as of the date hereof). The “Options Equity Percentage” as of any day is the fraction (A) the numerator of which is the Number of Shares and (B) the denominator of which is the number of Shares outstanding on such day. Party B agrees to indemnify and hold harmless Party A and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses (including without limitation, any forbearance from hedging activities or cessation of hedging activities and any losses in connection therewith with respect to the Transaction), claims, damages, judgments, liabilities and expenses (including reasonable attorney’s fees), joint or several, which an Indemnified Person may become subject to, as a result of Party B’s failure to provide Party A with a Repurchase Notice on the day and in the manner specified in this paragraph, and to reimburse, within 30 days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing for, providing testimony or other evidence in connection with or defending any of the foregoing. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against the Indemnified Person, such Indemnified Person shall promptly notify Party B in writing, and Party B, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others Party B may designate in such proceeding and shall pay the

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fees and expenses of such counsel related to such proceeding. Party B shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, Party B agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Party B shall not, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding on terms reasonably satisfactory to such Indemnified Person. If the indemnification provided for in this paragraph is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then Party B, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities. The remedies provided for in this paragraph are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity. The indemnity and contribution agreements contained in this paragraph shall remain operative and in full force and effect regardless of the termination of the Transaction.

Additional Notices:	Party B shall provide a written notice to Party A immediately upon becoming aware that Party B is not or will no longer be a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act.

Restrictions on Repurchases:	On any Averaging Date, neither Party B nor any “affiliate” or “affiliated purchaser” (each as defined in Rule 10b-18 under the Exchange Act (“Rule 10b-18”)) shall directly or indirectly (including, without limitation, by means of any cash-settled or other derivative instrument) purchase, offer to purchase, place any bid or limit order that would effect a purchase of, or commence any tender offer relating to, any Shares (or an equivalent interest, including a unit of beneficial interest in a trust or limited partnership or a depository share) or any security convertible into or exchangeable or exercisable for Shares.

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Restrictions on Certain Distributions:	During any Averaging Period, the Shares or securities that are convertible into, or exchangeable or exercisable for Shares shall not be subject to a “restricted period” (as such term is defined in Regulation M) and Party A shall not engage in any “distribution” (as such term is defined in Regulation M) until the sixth Exchange Business Day immediately following the Averaging Period.

Payments on Early Termination:	Party A and Party B agree that for the Transaction, for the purposes of Section 6(e) of the Agreement, Loss and the Second Method will apply.

Governing Law:	The laws of the State of New York (without reference to choice of law doctrine other than Section 5-1401 of the New York General Obligations Law).

Termination Currency:	USD

Office:	For the purposes of the Transaction, Party A is not a Multibranch Party, and Party B is not a Multibranch Party.

Calculation Agent:	LBI

WAIVER OF JURY TRIAL:	EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING RELATING TO THE TRANSACTION. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH A SUIT, ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THE TRANSACTION, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS PROVIDED HEREIN.

Tax Disclosure:	Effective from the date of commencement of discussions concerning the Transaction, Party B and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Party B relating to such tax treatment and tax structure.

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THE SECURITIES REPRESENTED BY THE CONFIRMATION HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR ANY OTHER UNITED STATES FEDERAL OR STATE SECURITIES LAWS; SUCH SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF APPROPRIATE REGISTRATION UNDER SUCH SECURITIES LAWS OR EXCEPT IN A TRANSACTION EXEMPT FROM OR NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF SUCH SECURITIES LAWS.

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Please confirm your agreement with the foregoing by executing this Confirmation and returning such Confirmation, in its entirety, to us at facsimile number (646) 885 9546, Attention: Documentation.

Yours sincerely,	Accepted and agreed to:

Lehman Brothers OTC Derivatives Inc.	JA Solar Holdings Co., Ltd.

By:	By:
Name:	Name:
Title:	Title:

Execution time will be furnished upon Party B’s written request.

Exhibit 99.2

FORM OF ADS LENDING AGREEMENT

Dated as of May [    ], 2008

Between

JA SOLAR HOLDINGS CO., LTD. (“Lender”),

and

LEHMAN BROTHERS INTERNATIONAL (EUROPE) (“Borrower”), through LEHMAN

BROTHERS INC., as agent for Borrower (“Borrowing Agent”)

This Agreement sets forth the terms and conditions under which Borrower may, from time to time, borrow from Lender American Depositary Shares (as defined below) representing ordinary shares of Lender.

WHEREAS the parties intend for the Loaned ADSs (as defined below) to be used principally to facilitate hedging transactions by which investors in the Convertible Notes may hedge their exposure to the Convertible Notes and/or by which counterparties to call option transactions with Lender may hedge their exposure to such call option transactions;

NOW THEREFORE the parties hereto agree as follows:

Section 1.	Certain Definitions.

The following capitalized terms shall have the following meanings:

“American Depositary Shares” or “ADSs” means American Depositary Shares, each evidenced by an American Depositary Receipt (“ADR” or “ADRs”), with each ADS representing an ownership interest in one Ordinary Share, par value $0.0001 per share, of Lender held by The Bank of New York, as depositary (including any successor depositary, the “Depositary”) under the Deposit Agreement between Lender and the Depositary dated February 6, 2007 (as from time to time amended, the “Deposit Agreement”, by and among JA Solar Holdings Co., Ltd., the Depositary and Owners and Holders of ADSs issued thereunder from time to time).

“Bankruptcy Law” has the meaning assigned to such term in Section 11(a).

“Borrower Group” has the meaning assigned to such term in Section 2(c).

“Business Day” means a day on which regular trading occurs in the principal trading market for ADSs.

“Cash” means any coin or currency of the United States as at the time shall be legal tender for payment of public and private debts.

“Clearing Organization” means The Depository Trust Company, or, if agreed to by Borrower and Lender, (a) such other Securities Intermediary at which Borrower (or Borrowing Agent) and Lender maintain accounts or (b) Lender’s transfer agent for ADSs.

“Closing Price” on any day means, with respect to the ADSs (i) if the ADSs are listed or admitted to trading on a U.S. securities exchange or are included in the OTC Bulletin Board Service (operated by the National Association of Securities Dealers, Inc.), the last reported sale price, regular way, in the principal trading session on such day on such market on which the ADSs are then listed or are admitted to trading (or, if the day of determination is not a Business Day, the last preceding Business Day) and (ii) if the ADSs are not so listed or admitted to trading or if the last reported sale price is not obtainable (even if the ADSs are listed or admitted to trading on such market), the average of the bid prices for the ADSs obtained from as many dealers in the ADSs (which may include Borrower or its affiliates), but not exceeding three, as shall furnish bid prices available to Lender.

“Collateral” means the Collateral Account, and any Cash or Non-Cash Items deposited in the Collateral Account.

“Collateral Account” means the securities account of the Collateral Agent maintained on the books of Lehman Brothers Inc., as securities intermediary, and designated “Lehman Brothers Inc., as Collateral Agent of JA Solar Holding Co. Ltd., as pledgee of Lehman Brothers International (Europe), as Borrower of Loaned ADSs.”

“Collateral Agent” means Lehman Brothers Inc., in its capacity as collateral agent for Lender hereunder, or any successor thereto under Section 24.

“Collateral Deficit” has the meaning assigned to such term in Section 4(a).

“Collateral Excess” has the meaning assigned to such term in Section 4(b).

“Collateral Percentage” means 100%.

“Convertible Notes” means up to $350,000,000 aggregate principal amount of 4.50% Senior Convertible Notes due 2013 issued by Lender or up to $400,000,000 aggregate principal amount of such securities to the extent the option to purchase such additional convertible securities is exercised in full as set forth in the Underwriting Agreement (the “Option”).

“Credit Downgrade” occurs when Borrower receives a rating for its long term, unsecured and unsubordinated indebtedness that is below A- by Standard and Poor’s Ratings Group, or its successor (“S&P”), or below A3 by Moody’s Investors Service, Inc., or its successor (“Moody’s”), or, if either S&P or Moody’s ceases to rate such debt, an equivalent or lower rating by a substitute rating agency mutually agreed upon by Lender and Borrower.

“Credit Downgrade Date” means the first day, immediately following the later of (x) the date hereof and (y) the most recent Credit Upgrade Date, on which a Credit Downgrade occurs.

“Credit Upgrade” occurs when Borrower receives a rating for its long term, unsecured and unsubordinated indebtedness that is A- or better by S&P or A3 or better by Moody’s, or, if either S&P or Moody’s ceases to rate such debt, an equivalent or higher rating by a substitute rating agency mutually agreed upon by Lender and Borrower.

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“Credit Upgrade Date” means any date on which a Credit Upgrade occurs.

“Cutoff Time” shall mean 10:00 a.m. in the jurisdiction of the Clearing Organization, or such other time on a Business Day by which a transfer of Loaned ADSs must be made by Borrower or Lender to the other, as shall be determined in accordance with market practice.

“Default” has the meaning assigned to such term in Section 11(a).

“Deposited Securities” has the meaning set forth in the Deposit Agreement.

“Exchange” means the Nasdaq Global Market (or any successor thereto) or, if different, the principal trading market of the Loaned ADSs.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Facility Termination Date” has the meaning assigned to such term in Section 6(b).

“Holders” means any person holding an ADR or a security entitlement of other interest in the ADSs, whether for its own account or for the account of another person, but that is not the Owner of the ADR for those ADSs.

“Legal Obstacle” has the meaning assigned to such term in Section 12(a).

“Lender’s Designated Account” means the account of American Stock Transfer at The Depository Trust Company or such other account designated by Lender.

“Loan” has the meaning assigned to such term in Section 2(a).

“Loan Availability Period” means the period beginning with the date of issuance of the Convertible Notes and ending on the earliest of (i) May 15, 2013, (ii) the date as of which Lender has notified Borrower in writing of its intention to terminate this Agreement at any time after the later of (x) the date on which the entire principal amount of Convertible Notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities of Lender that Lender has in writing consented to permit Borrower to hedge under this Agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise, and (iii) the date on which this Agreement shall terminate in accordance with its terms.

“Loaned ADSs” means ADSs initially transferred to Borrower in respect of the Loan until the Loan or portion thereof is terminated and a corresponding number of Loaned ADSs is transferred to Lender pursuant to this Agreement. If, as the result of any change in nominal value, change in par value, stock dividend, stock split or reverse stock split or any reclassification of the Deposited Securities, or any split-up or combination of the Deposited Securities, or upon any recapitalization, reorganization, merger, or consolidation, or sale of assets affecting Lender or to which it is a party, or upon the redemption or cancellation by

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Lender of the Deposited Securities, the number of ADSs outstanding is increased or decreased, then the number of outstanding Loaned ADSs shall be proportionately increased or decreased, as the case may be. If any new or different security (or two or more securities) or cash shall be exchanged for the outstanding ADSs as the result of any reorganization, merger, split-up, consolidation, other business combination, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy) or the termination of the Deposit Agreement, such new or different security (or such two or more securities collectively) or cash (net of any fees and expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges) shall, effective upon such exchange, be deemed to become a Loaned ADS in substitution for the former Loaned ADS for which such exchange is made and in the same proportion for which such exchange was made. For purposes of return of Loaned ADSs by Borrower or purchase or sale of securities pursuant to Section 4 or Section 12, such term shall mean securities of the same issuer, class and quantity as the Loaned ADSs as adjusted pursuant to the two preceding sentences.

“Market Value” on any day means (i) with respect to ADSs, the most recent Closing Price per ADS prior to such day and (ii) with respect to any Collateral that is (a) Cash, the face amount thereof, (b) a letter of credit, the undrawn amount thereof and (c) any other security or property, the market value thereof, as determined by the Collateral Agent, in accordance with market practice for such securities or property, based on the price for such security or property as of the most recent close of trading obtained from a generally recognized source or the closing bid quotation at the most recent close of trading obtained from such source, plus accrued interest to the extent not included therein, unless market practice with respect to the valuation of such securities or property in connection is to the contrary.

“Maximum Number of ADSs” means 6,562,760 ADSs, subject to the following adjustments:

(a) If, as the result of any change in nominal value, change in par value, stock dividend, stock split, reverse stock split, or any reclassification of the Deposited Securities, or any split-up or combination of the Deposited Securities, or upon any recapitalization, reorganization, merger, or consolidation, or sale of assets affecting Lender or to which it is a party, or upon the redemption or cancellation by Lender of the Deposited Securities, the number of outstanding ADSs is increased or decreased, the Maximum Number of ADSs shall, effective as of the payment or delivery date of any such event, be proportionally increased or decreased, as the case may be.

(b) If, pursuant to a merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy), the ADSs are exchanged for or converted into cash, securities or other property, the Maximum Number of ADSs shall, effective upon such exchange, be adjusted by multiplying the Maximum Number of ADSs at such time by the number of securities, the amount of cash or the fair market value of any other property exchanged for one ADS in such event.

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(c) Upon the termination of the Loan pursuant to Section 6(a), the Maximum Number of ADSs shall be reduced by the number of Loaned ADSs surrendered by Borrower to Lender.

(d) If ADSs have been returned to Lender pursuant to Section 6 at any time or Replacement ADSs have been purchased pursuant to Section 12(c) at any time (in each case taking into account any adjustments of the nature described in clauses (a) and (b) above), the Maximum Number of ADSs shall be reduced by the number of ADSs so returned or purchased.

(e) Notwithstanding the foregoing, if on June 13, 2008, to the extent that the Option has not been exercised in full, the Maximum Number of ADSs shall be reduced by a number of ADSs equal to (i) 820,345 ADSs multiplied by (ii) a percentage representing the portion of the Option not exercised.

(f) If the Option is exercised in part, Lender and Borrower shall determine the appropriate adjustment to the Maximum Number of ADSs and the date for such adjustment in good faith using commercially reasonable means consistent with the intent of this Agreement.

“Non-Cash Items” means (i) any evidence of indebtedness issued, or directly and fully guaranteed or insured, by the United States of America or any agency or instrumentality thereof; (ii) any deposits, certificates of deposit or acceptances of any institution which is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million at the time of deposit (and which may include the Collateral Agent or any affiliate of the Collateral Agent so long as the Collateral Agent is other than Borrower or an affiliate of Borrower); (iii) any investments of any Person that is fully and unconditionally guaranteed by a bank referred to in clause (ii); (iv) any repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States of America or issued by any agency thereof and backed as to timely payment by the full faith and credit of the United States of America; (v) commercial paper of any corporation incorporated under the laws of the United States or any State thereof that is rated “investment grade” A-1 by Standard & Poor’s Rating Group, a division of McGraw Hill Inc., or any successor thereto, or P-1 by Moody’s Investors Services, Inc., or any successor thereto; (vi) any money market funds (including, but not limited to, money market funds managed by the Collateral Agent or an affiliate of the Collateral Agent) registered under the Investment Company Act of 1940, as amended; (vii) any letter of credit issued by a bank referred to in clause (ii); and (viii) all proceeds of the foregoing; provided that in no event shall Non-Cash Items include “margin stock” as defined by Regulation U of the Board of Governors of the Federal Reserve System.

“Ordinary Shares” means “Shares” as such term is defined in the Deposit Agreement.

“Outstanding Shares” has the meaning assigned to such term in Section 10(c).

“Owner” means the person in whose name ADRs issued under the Deposit Agreement are registered on the books of the Depositary for such purpose.

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“Permitted Transferee” has the meaning assigned to such term in Section 13(d).

“Person” shall mean any individual or entity, including a corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust, unincorporated association, government or governmental agency or authority.

“Pledge Date” has the meaning assigned to such term in Section 3(a).

“Pledge Period” means any period beginning on a Pledge Date and ending on the earlier of (i) the Business Day immediately following the day on which Borrower notifies Lender and Collateral Agent that a Credit Upgrade has occurred and (ii) the date on which this Agreement shall terminate in accordance with the terms of this Agreement.

“Price” on any day means, with respect to ADSs, the closing price per ADS as determined by Borrower in good faith using commercially reasonable terms; provided that Borrower shall use commercially reasonable efforts to consult with Lender on such price; and provided further, that in determining the Price, Borrower shall not be required to take into account or be bound by any considerations raised by Lender.

“Receipts” means the ADRs issued under the Deposit Agreement evidencing certificated ADSs, as the same may be amended from time to time in accordance with the terms thereof.

“Repayment Suspension” has the meaning assigned to such term in Section 12(a).

“Replacement Cash” has the meaning assigned to such term in Section 12(a).

“Replacement ADSs” has the meaning assigned to such term in Section 12(c).

“Repurchase Notice” has the meaning assigned to such term in Section 10(d).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Intermediary” means a “securities intermediary” as defined by Section 8-102(a)(14) of the UCC.

“UCC” means the Uniform Commercial Code as in effect in the State of New York on the date hereof and as it may be amended from time to time.

“Underwriting Agreement” means the underwriting agreement, dated as of the date hereof, between Lender and Borrower and the underwriters named therein relating to the registered public offering of the ADSs.

Section 2.	Loan of ADSs; Transfers of Loaned ADSs.

(a) Subject to the terms and conditions of this Agreement and subject to the closing of the issuance of the Convertible Notes, Lender hereby agrees to issue and loan to Borrower, and Borrower agrees to borrow, on the Initial Closing Date (as defined in the Underwriting Agreement) the Maximum Number of ADSs as of the Initial Closing Date (such issuance and

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loan, the “Loan”). To effect the Loan, Lender agrees to issue 6,562,760 Ordinary Shares to the Depositary and deposit share certificates evidencing such Ordinary Shares with The Hongkong and Shanghai Banking Corporation Limited on or prior to the Initial Closing Date and cause the Depositary to deliver 6,562,760 ADSs to Borrower’s “securities account” (within the meaning of Section 8-501 of the UCC) maintained with the Clearing Organization, no later than 9:00 a.m., New York City time, on the Initial Closing Date.

(b) Notwithstanding anything to the contrary in this Agreement, at any time Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, in no event shall Borrower be entitled to receive, or shall be deemed to receive, any ADSs if, immediately upon giving effect to such receipt of such ADSs, the “beneficial ownership” (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) of Ordinary Shares by Borrower or any affiliate of Borrower or any other person subject to aggregation with Borrower under Section 13 of the Exchange Act and the rules promulgated thereunder or any “group” (within the meaning of such Section 13 and rules) of which Borrower is a member (collectively, the “Borrower Group”) would be equal to or greater than 9.8% or more of the Outstanding Shares. If any delivery owed to Borrower hereunder is not made, in whole or in part, as a result of this provision, Lender’s obligation to make such delivery shall not be extinguished and Lender shall make such delivery as promptly as practicable after, but in no event later than one Business Day after, Borrower gives notice to Lender that such delivery would not result in the Borrower Group directly or indirectly so beneficially owning in excess of 9.8% of the Outstanding Shares, as described above; provided that Lender shall not be required to deliver any Loaned ADSs after the Loan Availability Period.

Section 3.	Collateral.

(a) Borrower shall, no later than 10:00 a.m., New York city time, on the second Business Day immediately following any Credit Downgrade Date, transfer to Collateral Agent, for deposit to the Collateral Account, Collateral with a Market Value at least equal to the Collateral Percentage of the Market Value of the Loaned ADSs as of the close of business on the Business Day immediately preceding such transfer (any such date, a “Pledge Date”).

(b) Borrower on the Pledge Date pledges with, assigns to, and grants Collateral Agent for the benefit of Lender a continuing first priority security interest in, and a lien upon, the Collateral as security for Borrower’s obligations in respect of the Loaned ADSs and for any other obligations of Borrower to Lender hereunder, which shall attach upon the transfer of the Loaned ADSs by Lender to Borrower and which shall cease upon the transfer of the Loaned ADSs by Borrower to Lender, a Credit Upgrade or upon the transfer of such Collateral to Borrower in accordance with the terms of this Agreement.

(c) In addition to the rights and remedies given to Lender hereunder, Lender shall have all the rights and remedies of a secured party under the UCC. To provide for the effectiveness, validity, perfection and priority of Lender’s rights as a secured party, Borrower acknowledges that Collateral Agent has obtained control of any financial assets included in the Collateral (or shall have obtained control upon posting of such Collateral pursuant to the terms contained herein) within the meaning of Sections 8-106 and 9-106 of the UCC. Collateral Agent acknowledges that it has control of the Collateral (or shall have control upon posting of such

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collateral pursuant to the terms contained herein) on behalf of Lender within the meaning of Section 8-106(d)(1) of the UCC. Notwithstanding anything to the contrary herein, Lender may not use or invest the Collateral and Collateral Agent shall take no instruction from Lender regarding the use or investment of Collateral. Promptly upon the termination of any Pledge Period, the Collateral Agent shall release to Borrower all of the Collateral.

(d) Borrower agrees that if so requested by the Collateral Agent at any time, to promptly execute all documents (including any security agreements and transfers) and do all things (including the delivery, transfer, assignment or payment of all or part of the Collateral to the Collateral Agent or its nominee(s)) that the Collateral Agent may reasonably specify for the purpose of (a) exercising the rights to the Collateral or (b) securing and perfecting its security over or title to all or any part of the Collateral (including transferring the Collateral into the name of the Collateral Agent or its nominee(s)).

(e) Except as otherwise provided herein, upon the transfer to Lender of Loaned ADSs pursuant to Section 6, Collateral Agent shall release to Borrower Collateral with a Market Value equal to the Collateral Percentage of the Market Value of the Loaned ADSs so transferred but only to the extent that immediately following such transfer of Collateral, no Collateral Deficit would exist. Such transfer of Collateral shall be made no later than the Cutoff Time on the day the Loaned ADSs are transferred, or if such day is not a day on which a transfer of such Collateral may be effected under Section 13, or if the transfer of Loaned ADSs by Lender to Borrower occurs after the Cutoff Time on such day, then in each case the next day on which such a transfer may be effected. As promptly as practicable but no later than the Cutoff Time on the second Business Day immediately following the date on which Borrower notified Lender of a Credit Upgrade, the Collateral Agent shall release to Borrower all Collateral.

(f) If Borrower transfers Collateral to Collateral Agent, as provided in this Section 3, and Lender does not transfer (or has not transferred) the Loaned ADSs to Borrower, Borrower shall have the absolute right to the return of such Collateral; and if Lender transfers Loaned ADSs to Borrower and Borrower does not transfer Collateral to Collateral Agent as provided in this Section 3, Lender shall have the absolute right to the return of the Loaned ADSs.

(g) Borrower may, upon notice to Lender and Collateral Agent, substitute Collateral for Collateral securing the Loan; provided that such substituted Collateral shall have a Market Value such that the aggregate Market Value of such substituted Collateral, together with all other Collateral, shall equal or exceed the Collateral Percentage of the Market Value of the Loaned ADSs as of the date of such substitution.

(h) Each of the parties to this Agreement hereby agree that Cash and each item within the definition of Non-Cash Items contained in the Collateral Account shall be treated as a “financial asset” as defined by Section 8-102(a)(9) of the UCC.

(i) Any Collateral deposited in the Collateral Account shall be segregated from all other assets and property of the Collateral Agent, which such segregation may be accomplished by appropriate identification on the books and records of Collateral Agent, as a “securities intermediary” within the meaning of the UCC. The Securities Intermediary acknowledges that the Collateral Account is maintained for the Collateral Agent and undertakes to treat the

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Collateral Agent as entitled to exercise the rights that comprise the Collateral credited to the Collateral Account. For purposes of UCC Section 9301(2), the Collateral Account and the Collateral will reside in New York, New York.

Section 4.	Mark to Market.

(a) During any Pledge Period, if at the close of trading on any Business Day during the Loan Availability Period the aggregate Market Value of all Collateral shall be less than the Collateral Percentage of the Market Value of all the outstanding Loaned ADSs (a “Collateral Deficit”), Lender may, by notice to Borrower and Collateral Agent, demand that Borrower transfer to Collateral Agent, for deposit to the Collateral Account, no later than the following Business Day, additional Collateral so that the Market Value of such additional Collateral, when added to the Market Value of all other Collateral, shall equal or exceed the Collateral Percentage of the Market Value of the Loaned ADSs on such Business Day of determination.

(b) During any Pledge Period, if at the close of trading on any Business Day during the Loan Availability Period the aggregate Market Value of all Collateral shall be greater than the Collateral Percentage of the Market Value of all the outstanding Loaned ADSs (a “Collateral Excess”), Borrower may, by notice to Lender and Collateral Agent, demand that Collateral Agent transfer to Borrower such amount of the Collateral selected by Borrower so that the Market Value of the Collateral, after deduction of such amounts, shall thereupon be at least equal to the Collateral Percentage of the Market Value of the Loaned ADSs on such Business Day of determination; provided however that with respect to clauses (a) and (b) of this Section 4, the Collateral Agent will promptly give Lender a statement setting forth the Market Value of all Collateral upon Lender’s request and Lender shall have the right to audit the Market Value of all Collateral.

(c) Notwithstanding the foregoing, with respect to the Loan secured by Collateral, the respective rights of Lender and Borrower under Section 4(a) and Section 4(b) may be exercised only where a Collateral Excess or Collateral Deficit exceeds 5% of the Market Value of the Loaned ADSs.

Section 5.	Fees.

(a) Borrower agrees to pay Lender a single loan fee per Loan (a “Loan Fee”) equal to (x) $0.0001 per Loaned ADS, which is equal to the par value of the Ordinary Shares underlying each Loaned ADS, plus (y) $1.00. The Loan Fee shall be paid by Borrower through the facilities of the Clearing Organization against delivery of Loaned ADSs pursuant to Section 2(b) above or in such other manner as agreed between Lender and Borrower.

(b) Lender agrees to pay all fees and expenses of the Depositary in connection with the Loan, including without limitation, in connection with the deposit or issuance of the Ordinary Shares underlying the Loaned ADSs and the withdrawal of such Ordinary Shares.

Section 6.	Loan Terminations.

(a) Borrower may terminate all or any portion of the Loan on any Business Day by giving written notice thereof to Lender and transferring the corresponding number of Loaned

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ADSs to the Depositary for cancellation (with written instructions to the Depositary to release the Ordinary Shares underlying the Loaned ADSs being returned), without any consideration being payable in respect thereof by Lender to Borrower. Lender shall immediately notify Borrower upon receipt of Ordinary Shares underlying the Loaned ADSs released by the Depositary.

(b) Subject to Section 12 below, the Loan, if still outstanding, on the last day of the Loan Availability Period shall terminate on the first Business Day following the date on which this Agreement terminates pursuant to Section 16 (the “Facility Termination Date”) and all outstanding Loaned ADSs shall be delivered by Borrower to the Depositary for cancellation (with written instructions to the Depositary to release the Ordinary Shares underlying the Loaned ADSs being returned), without any consideration being payable in respect thereof by Lender to Borrower, no later than the fifth Business Day following the Facility Termination Date. Lender shall immediately notify Borrower upon receipt of Ordinary Shares underlying the Loaned ADSs released by the Depositary.

(c) Subject to Section 12 below, if the Loan is terminated upon the occurrence of a Default as set forth in Section 11, the Loaned ADSs shall be delivered by Borrower to the Depositary for cancellation (with written instructions to the Depositary to release the Ordinary Shares underlying the Loaned ADSs being returned), without any consideration being payable in respect thereof by Lender to Borrower, no later than the third Business Day following the termination date of the Loan as provided in Section 11. Lender shall immediately notify Borrower upon receipt of Ordinary Shares underlying the Loaned ADSs released by the Depositary.

(d) Subject to Section 12 below, if the number of Loaned ADSs exceeds the Maximum Number of ADSs, then such number of Loaned ADSs in excess of the Maximum Number of ADSs shall be transferred by Borrower to the Depositary (with written instructions to the Depositary to release the Ordinary Shares underlying the Loaned ADSs being returned) without any consideration being payable in respect thereof by Lender to Borrower, no later than the fifth Business Day following the occurrence of such adjustment.

(e) For the avoidance of doubt, all obligations of Borrower hereunder to Lender in respect of the relevant Loaned ADSs shall be satisfied upon Borrower’s surrender of such Loaned ADSs to the Depositary pursuant to Section 6(a), 6(b), 6(c) or 6(d), as the case may be.

Section 7.	Distributions.

(a) If at any time when there are Loaned ADSs outstanding under this Agreement, Lender pays a cash dividend or makes a cash or other distribution in respect of its Ordinary Shares with the result that, through the Depositary, a cash distribution is made to all of the then holders of ADSs pursuant to the Deposit Agreement, Borrower shall pay to Lender (whether or not Borrower is a holder of any or all of the outstanding Loaned ADSs), within three Business Days after the payment of such dividend or distribution, an amount in cash (in the same currency as received by holders of Loaned ADSs from the Depositary) equal to the product of (i) the amount per ADS of such dividend or distribution (net of any fees and expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges) and (ii) the number of Loaned ADSs outstanding on the record date on which the dividend or distribution was paid.

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(b) If at any time when there are Loaned ADSs outstanding under this Agreement, Lender, through the Depositary, makes a distribution in respect of all of its outstanding ADSs (other than a distribution upon liquidation or a reorganization in bankruptcy) in property or securities, including any options, warrants, rights or privileges in respect of securities (other than a distribution of ADSs, but including any options, warrants, rights or privileges exercisable for, convertible into or exchangeable for ADSs or Ordinary Shares or other securities of any other entity) to the then holder or holders of such Loaned ADSs pursuant to the Deposit Agreement (a “Non-Cash Distribution”), Borrower shall deliver to Lender (whether or not Borrower is a holder of any or all of the outstanding Loaned ADSs) in kind, within three Business Days after the delivery date of such Non-Cash Distribution, the property or securities so distributed in an amount (the “Delivery Amount”) equal to the product of (i) the amount per ADS of such Non-Cash Distribution and (ii) the number of Loaned ADSs outstanding on the record date on which such Non-Cash Distribution was made; provided that in lieu of such delivery, Borrower may, with the prior written consent of Lender not to be unreasonably withheld or delayed, deliver to Lender an amount of cash equal to the market value of the Delivery Amount, as determined by Borrower in good faith using commercially reasonable means.

(c) Notwithstanding anything else to the contrary in this Agreement, if Borrower or any of its affiliates determines in good faith that any payment (in cash or in kind) by Borrower or any of its affiliates under this Agreement is subject to withholding tax or reduction under applicable law, such payment may be reduced by such withholding or reduction. Any amount withheld in accordance with this Section 7(c) shall be promptly remitted to the appropriate taxing authority, and such remittance shall be treated for purposes of this Agreement as a payment made to the party on whose behalf such amounts were withheld. If Borrower or any of its affiliates is required to deduct or withhold from any payment hereunder, and does not so deduct or withhold, but such withholding or reduction is assessed directly against Borrower or any of its affiliates, then, except to the extent Lender has satisfied or then satisfies the liability resulting from such withholding or deduction, Lender shall promptly pay to Borrower the amount of such liability (including any related interest and penalties).

(d) Any interest, cash distribution or cash dividend made on or in respect of any Collateral for the Loan hereunder shall, subject to (f) below, be delivered by the Collateral Agent to Borrower, on the date such interest, cash distribution or cash dividend is received by the Collateral Agent.

(e) Any Non-Cash Distributions or dividend made on or in respect of any Collateral for the Loan hereunder shall, subject to (f) below, be delivered by the Collateral Agent to Borrower on the date such Non-Cash Distribution or dividend is received by the Collateral Agent.

(f) If the cash or other property received by the Collateral Agent under the provisions of clauses (d) or (e) of this Section 7 qualifies as Collateral, to the extent that a transfer of such cash or other property to Borrower by the Collateral Agent would give rise to a Collateral Deficit, the Collateral Agent shall (only to the extent of any such Collateral Deficit) not make

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such transfer of cash or other property in accordance with this Section 7, but shall in lieu of such transfer immediately credit the amounts that would otherwise have been transferable under this Section 7 to the Collateral Account.

Section 8.	Rights in Respect of Loaned ADSs.

Except as otherwise provided in this Agreement, and except as otherwise agreed by Borrower and Lender, Borrower, insofar as it is the record owner of Loaned ADSs, shall have all of the incidents of ownership in respect of any such Loaned ADSs until such Loaned ADSs are required to be delivered to Lender in accordance with the terms of this Agreement, including the right to transfer the Loaned ADSs to others. Borrower agrees that it or any of its affiliates that are the record owner of any Loaned ADSs will not vote or provide any consent or take any similar action with respect to such Loaned ADSs on any matter submitted to a vote of Lender’s shareholders.

Section 9.	Representations and Warranties.

(a) Each of Borrower and Lender represent and warrant to the other that:

(i) it has full power to execute and deliver this Agreement, to enter into the Loan contemplated hereby and to perform its obligations hereunder;

(ii) it has taken all necessary action to authorize such execution, delivery and performance;

(iii) this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms; and

(iv) the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its constitutive documents, bylaws or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.

(b) Lender represents and warrants to Borrower, as of the date hereof and as of the date any Loaned ADSs are transferred to Borrower in respect of the Loan, that the Loaned ADSs and all other outstanding ADSs of Lender have been duly authorized and, upon the issuance and delivery of the Loaned ADSs to Borrower in accordance with the terms and conditions hereof, and subject to the contemporaneous or prior receipt of the applicable Loan Fee by Lender, the Loaned ADSs and will conform to the description thereof in any prospectus or prospectus supplement prepared by or on behalf of Lender relating to any sale of Loaned ADSs by Borrower or its affiliates; and the holders of the Ordinary Shares and the holders of ADSs have no preemptive rights with respect to the Loaned ADSs.

(c) Lender represents and warrants to Borrower, as of the date hereof, and as of the date any Loaned ADSs are transferred to Borrower in respect of the Loan, that the outstanding ADSs are listed on the Exchange.

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(d) Lender represents and warrants to Borrower, as of the date any Loaned ADSs are transferred to Borrower in respect of the Loan, (i) Lender is not and will not be rendered as a result of such transfers, “insolvent” (as such term is defined under Section 101(32) of Title 11 of the United States Code (the “Bankruptcy Code”)), (ii) Lender is not engaged in, and is not about to engage in, a business or transaction for which it has unreasonably small capital, (iii) Lender does not intend to incur, and does not believe it would incur, debts beyond its ability to pay as such debts mature, and (iv) Borrower would be able to purchase the Maximum Number of ADSs in compliance with the corporate law of Lender’s jurisdiction of incorporation.

(e) Lender represents and warrants to Borrower that the Deposit Agreement has been duly authorized, executed and delivered by Lender, and constitutes a valid and legally binding agreement of Lender, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; upon the deposit of Ordinary Shares in respect thereof in accordance with the provisions of the Deposit Agreement and the issuance by the Depositary of ADRs evidencing ADSs, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.

(f) Lender represents to Borrower that for United States tax purposes it is a “foreign corporation” within the meaning of Section 7701(a) of the U.S. Internal Revenue Code of 1986, as amended.

(g) Borrower represents to Lender that it shall have at the time of transfer of Collateral to the Collateral Agent, the right to grant to Collateral Agent, and that Collateral Agent shall acquire, a continuing first priority security interest in the Collateral, if any.

(h) The representations and warranties of Borrower and Lender under this Section 9 shall remain in full force and effect at all times during the term of this Agreement and shall survive the termination for any reason of this Agreement.

Section 10.	Covenants.

(a) Borrower covenants and agrees with Lender that it will not transfer or dispose of any Loaned ADSs initially transferred to Borrower by Lender in respect of the Loan of which it is the record owner except pursuant to a registration statement that is effective under the Securities Act; provided that Borrower may transfer any such Loaned ADSs to any of its affiliates without a registration statement so long as such affiliate transferee does not transfer or dispose of such Loaned ADSs to any non-affiliated transferee except pursuant to a registration statement that is effective under the Securities Act. For the avoidance of doubt, Lender agrees that the foregoing covenant in this clause (a) does not apply to the transfer or disposition of any ADSs acquired by Borrower in the open market.

(b) Each of Borrower and Lender agrees and acknowledges that Borrower has represented to Lender that it is a “financial institution,” “swap participant” and/or “financial participant” within the meaning of Sections 101(22), 101(53C) and 101(22A) of the Bankruptcy Code. The parties hereto further agree and acknowledge (A) that each Loan under this

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Agreement is intended to be (i) a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “settlement payment,” as such term is defined in Section 741(8) of the Bankruptcy Code, and (ii) a “swap agreement” as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “transfer,” as such term is defined Section 101(54) of the Bankruptcy Code, and (B) that it is intended that Borrower shall be entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code.

(c) Upon the request of Borrower, at any time Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, including at the time the Loan is initiated, Lender shall promptly provide Borrower a written confirmation of its Outstanding Shares as of the date of such request. The “Outstanding Shares” as of any day is the number of ADSs outstanding on such day, including all outstanding Loaned ADSs; provided that as of any date, for purposes of calculating Outstanding Shares as of the date of the request, such number shall be adjusted as set forth in clauses (a) and (b) of the definition of “Maximum Number of ADSs” above, to the same extent ADSs are adjusted therein, and only to the extent that any of the events listed in such clauses (a) and (b) have occurred between the date of the immediately preceding request and such date.

(d) Lender shall, at any time Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, no less than 10 Business Days prior to any day on which Lender effects any repurchase of ADSs or Ordinary Shares underlying the ADSs, give Borrower a written notice of its Outstanding Shares taking into account such repurchase (a “Repurchase Notice”) if, following such repurchase the Outstanding Shares shall have decreased by more than 0.5% since the immediately preceding Repurchase Notice (or, in the case of the first such Repurchase Notice, the Outstanding Shares as of the date hereof).

(e) Lender shall provide to Borrower an IRS Form W-8BEN prior to the initial payment by Borrower to Lender hereunder and from time to time after the initial delivery whenever a lapse in time or change in circumstances renders such form obsolete or inaccurate in any material respect.

(f) Lender will provide a written notice to Borrower immediately upon becoming aware that Lender is not or will no longer be a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act.

Section 11.	Events of Default.

(a) The Loan may, at the option of Lender by a written notice to Borrower, which option shall be deemed exercised even if no notice is given immediately on the occurrence of an event specified in Section 11(a)(iv) or Section 11(a)(v) below, be terminated (i) immediately on the occurrence of any of the events set forth in Section 11(a)(iv) or Section 11(a)(v) below and (ii) two Business Days following such notice on the occurrence of any of the other events set forth below (each, a “Default”):

(i) Borrower fails to deliver Loaned ADSs as required by Section 6;

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(ii) Borrower fails to deliver or pay to Lender when due any cash, securities or other property as required by Section 7;

(iii) Borrower fails to transfer Collateral when due as required by Section 3 or Section 4;

(iv) the filing by or on behalf of Borrower of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any bankruptcy, reorganization, receivership, compromise, arrangement, insolvency, readjustment of debt, dissolution, moratorium, delinquency, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or hereafter existing (“Bankruptcy Law”), or any action by Borrower for, or consent or acquiescence to, the appointment of a receiver, trustee, custodian or similar official of Borrower, or of all or a substantial part of its property; or the making by Borrower of a general assignment for the benefit of creditors; or the admission by Borrower in writing of its inability to pay its debts as they become due;

(v) the filing of any involuntary petition against Borrower in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over Borrower or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of Borrower or of all or a substantial part of its property or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of Borrower; and continuance of any such event for 30 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged;

(vi) Borrower fails to provide any indemnity as required by Section 14; or

(vii) any representation made by Borrower under this Agreement in connection with the Loan shall be incorrect or untrue in any material respect during the term of the Loan or Borrower fails to comply in any material respect with any of its covenants under this Agreement.

Section 12.	Right to Extend; Lender’s Remedies.

(a) Notwithstanding anything to the contrary herein, if all or a portion of the Loan terminates pursuant to Section 6 and, on the date on which the related Loaned ADSs are due to Lender, the purchase or borrow of ADSs in an amount equal to all or any portion of the number of Loaned ADSs to be delivered in accordance with Section 6 shall (A) be prohibited by any law, rules or regulation of any governmental authority to which it is or would be subject (including rules or codes of conduct generally applicable to members of any self regulatory organization of which Borrower is a member or to the regulation of which it is subject (whether or not such rules

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or codes of conduct are imposed by law or have been voluntarily adopted by Borrower)) or would be unadvisable if Borrower or its affiliate were to effect such purchases of Loaned ADSs as if Borrower or its affiliate, as the case may be, were Lender or an affiliated purchaser of Lender while remaining in compliance with such law, rules, regulations or codes of conduct, (B) violate, or would upon such purchase or borrow likely violate, any order or prohibition of any court, tribunal or other governmental authority, (C) require the prior consent of any court, tribunal or governmental authority prior to any such repurchase , (D) subject Borrower or its affiliate making such repurchase or borrow, in its commercially reasonable judgment exercised in good faith, to any liability or potential liability under any applicable federal securities laws (including, without limitation, at any time Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, Section 16 of the Exchange Act), or (E) be commercially impracticable, in the reasonable judgment of Borrower, in the time period required by Section 6 (each of (A), (B), (C), (D) and (E), a “Legal Obstacle”), then, in each case, Borrower shall immediately notify Lender of the Legal Obstacle and the basis therefor, whereupon Borrower’s obligations under Section 6 shall be suspended until such time as no Legal Obstacle with respect to such obligations shall exist (a “Repayment Suspension”). Following the occurrence of and during the continuation of any Repayment Suspension, Borrower and Borrowing Agent shall use their commercially reasonable efforts to remove or cure the Legal Obstacle as soon as reasonably practicable; provided that Lender shall promptly reimburse all costs and expenses (including of legal counsel to Borrower) incurred, or, at Borrower’s election, provide adequate surety or guarantee for any such costs and expenses that may be incurred, by Borrower, in each case in removing or curing any Legal Obstacle described in Clause (A), (B), (C) or (D) immediately above. Notwithstanding anything else in this Agreement, at any time Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, if as a result of complying with Section 6, the Borrower Group would beneficially own more than 9.0% of the Outstanding Shares, then Borrower shall be permitted to extend the delivery due date for all or a portion of the corresponding delivery obligation to permit Borrower to return, as promptly as reasonably practicable but subject to applicable law, regulation or policy, such Loaned ADSs through one transaction or a series of transactions without causing the Borrower Group to become, directly or indirectly, a beneficial owner of more than 9.0% of the Outstanding Shares at such time. If Borrower is unable to remove or cure the Legal Obstacle within 20 Business Days of the termination of the Loan by Lender under Section 11 or the termination of the Loan under Section 6(b), then Borrower shall, upon the written request of Lender, pay to Lender, in lieu of the delivery of Loaned ADSs in accordance with Section 6, an amount in immediately available funds (the “Replacement Cash”) equal to the product of the Price and the number of Loaned ADSs otherwise required to be delivered. Such payment will be made by Borrower, and Borrower shall notify Lender of the Price and expected date of such payment, as soon as practicable after the determination of the Price by Borrower pursuant to the terms of this Agreement. Borrower may also direct the Collateral Agent to deliver to Lender any Collateral held by the Collateral Agent in respect of the Loan so terminated and, to the extent the Market Value of any such Collateral delivered to Lender is less than the required amount of Replacement Cash, pay to Lender such difference in immediately available funds. Any Collateral in respect of the Loan so terminated that is not so delivered to Lender pursuant to this clause shall, upon payment in full of the Replacement Cash to Lender, be immediately delivered by Collateral Agent to Borrower.

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(b) Upon the termination of the Loan by Lender under Section 11, Borrower may, with the prior consent of Lender (which consent may be withheld at Lender’s sole discretion), in lieu of the delivery of Loaned ADSs in accordance with Section 6(c) pay to Lender, Replacement Cash equal to the product of the Price and the number of Loaned ADSs otherwise required to be delivered. Such payment will be made by Borrower, and Borrower shall notify Lender of the Price and expected date of such payment, as soon as practicable after the determination of the Price by Borrower pursuant to the terms of this Agreement.

(c) If Borrower shall fail to deliver Loaned ADSs pursuant to Section 6 when due or shall fail to pay the Replacement Cash to Lender when due in accordance with Section 12(a) or Section 12(b) above, then, in either case, in addition to any other remedies available to Lender under this Agreement or under applicable law, Lender shall have the right (upon prior written notice to Borrower) to (i) purchase a like number of ADSs (“Replacement ADSs”) in the principal market for such securities in a commercially reasonable manner; provided that if any Repayment Suspension or failure to deliver shall exist and be continuing, Lender may not exercise its right to purchase Replacement ADSs unless Borrower shall fail to deliver the Loaned ADSs or to pay the Replacement Cash, as applicable, to Lender when due in accordance with Section 12(a) or Section 12(b) above, (ii) sell any Collateral in the principal market for such Collateral in a commercially reasonable manner and (iii) apply and set off the Collateral, if any, and any proceeds thereof (including any amounts drawn under a letter of credit supporting the Loan) against the payment of the purchase price for such Replacement ADSs and any amounts due to Lender under this Agreement. To the extent Lender shall exercise such right, Borrower’s obligation to return a like amount of Loaned ADSs or to pay the Replacement Cash, as applicable, shall terminate and Borrower shall be liable to Lender for the purchase price of Replacement ADSs (plus all other amounts, if any, due to Lender hereunder), all of which shall be due and payable within three Business Days of notice to Borrower by Lender of the aggregate purchase price of the Replacement ADSs. In the event that (i) the purchase price of Replacement ADSs (plus all other amounts, if any, due to Lender hereunder) exceeds (ii) the amount of the Collateral, if any, Borrower shall be liable to Lender for the amount of such excess. The purchase price of Replacement ADSs purchased under this Section 12(c) shall not include broker’s fees and commissions or any other costs, fees and expenses related to such purchase unless none of Borrower or any of its affiliates is able to act as a broker with respect to such purchases. In the event Lender exercises its rights under this Section 12, Lender may elect in its sole discretion, in lieu of purchasing all or a portion of the Replacement ADSs or selling all or a portion of the Collateral, if any, to be deemed to have made, respectively, such purchase of Replacement ADSs or sale of Collateral for an amount equal to the Closing Price of the Ordinary Shares on the date Lender elects to exercise this remedy. Upon the satisfaction of all Borrower’s obligations hereunder, any remaining Collateral shall be returned to Borrower.

Section 13.	Transfers.

(a) All transfers, or deliveries, of Loaned ADSs to Borrower or Lender hereunder shall be made by the crediting by a Clearing Organization of such financial assets to the transferee’s “securities account” (within the meaning of Section 8-501 of the UCC) maintained with such Clearing Organization. All transfers of Loaned ADSs to Lender hereunder shall be made by the crediting of such Loaned ADSs to Lender’s Designated Account. All transfers of Collateral to Collateral Agent by Borrower shall be made by crediting the Collateral Account.

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All transfers of Collateral to Lender by Collateral Agent shall be made in the manner directed by Lender. In every transfer of “financial assets” (within the meaning of Section 8-102 of the UCC) hereunder, the transferor shall take all steps necessary (i) to effect a delivery to the transferee under Section 8-301 of the UCC, or to cause the creation of a security entitlement in favor of the transferee under Section 8-501 of the UCC, (ii) to enable the transferee to obtain “control” (within the meaning of Section 8-106 of the UCC), and (iii) to provide the transferee with comparable rights under any applicable foreign law or regulation that is applicable to such transfer.

(b) All transfers of cash hereunder to Borrower or Lender shall be by wire transfer in immediately available, freely transferable funds.

(c) A transfer of securities or cash may be effected under this Section 13 on any day except (i) a day on which the transferee is closed for business at its address set forth in Section 18 or (ii) a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.

(d) The rights and duties of Borrower under this Agreement may not be assigned or transferred by Borrower without the prior written consent of Lender, such consent not be unreasonably withheld; provided that Borrower may assign or transfer any of its rights or duties hereunder to Borrower’s ultimate parent entity or any directly or indirectly wholly owned subsidiary or affiliate of Borrower’s ultimate parent entity (a “Permitted Transferee”) without the prior written consent of Lender as long as such Permitted Transferee is of equal or better credit rating as Borrower or is guaranteed by Borrower or an entity of equal or better credit rating as Borrower.

Section 14.	Indemnities.

(a) Lender hereby agrees to indemnify and hold harmless Borrower and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses (including, without limitation, any losses relating to Borrower’s market activities as a consequence of becoming, or of the risk of becoming, subject to Section 16(b) under the Exchange Act, including without limitation, any forbearance from market activities or cessation of market activities and any losses in connection therewith or with respect to this Agreement) incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with, (i) any breach by Lender of any of its representations or warranties contained in Section 9 or (ii) any breach by Lender of any of its covenants or agreements in this Agreement.

(b) Borrower hereby agrees to indemnify and hold harmless Lender and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses, incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with (i) any breach by Borrower of any of its representations or warranties contained in Section 9 or (ii) any breach by Borrower of any of its covenants or agreements in this Agreement.

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(c) In case any claim or litigation which might give rise to any obligation of a party under this Section 14 (each, an “Indemnifying Party”) shall come to the attention of the party seeking indemnification hereunder (the “Indemnified Party”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement, except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations under this Section 14. Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that, if the Indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.

(d) An Indemnifying Party shall be entitled to participate in and, if (i) in the judgment of the Indemnified Party such claim can properly be resolved by money damages alone and the Indemnifying Party has the financial resources to pay such damages and (ii) the Indemnifying Party admits that this indemnity fully covers the claim or litigation, the Indemnifying Party shall be entitled to direct the defense of any claim at its expense, but such defense shall be conducted by legal counsel reasonably satisfactory to the Indemnified Party. An Indemnified Party shall not make any settlement of any claim or litigation under this Section 14 without the written consent of the Indemnifying Party.

Section 15.	Netting and Set Off.

Lender shall not net or set off its obligations, if any, arising under the Loan against its rights against Borrower arising under any other transaction or instrument. Borrower shall not net or set off its obligations, if any, arising under the Loan against its rights against Lender arising under any other transaction or instrument.

Section 16.	Termination of Agreement.

(a) This Agreement shall terminate on the first Business Day following the last day of the Loan Availability Period, and may be terminated earlier (i) at any time by the written agreement of Lender and Borrower, (ii) by Lender upon the occurrence of a Default of Borrower or (iii) upon termination of the underwriting agreement without issuance of the Convertible Notes.

(b) Unless otherwise agreed in writing by Borrower and Lender, the provisions of Section 14 shall survive the termination of this Agreement.

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Section 17.	[Intentionally Omitted.]

Section 18.	Notices.

(a) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when received.

(b) All such notices and other communications shall be directed to the following address:

If to Borrower to:

Lehman Brothers International (Europe)

25 Bank Street

London E14 5LE England

If to Borrowing Agent to:

Lehman Brothers Inc., as Borrowing Agent

745 7th Avenue

New York, NY 10019

If to Collateral Agent:

Lehman Brothers Inc., as Collateral Agent

745 7th Avenue

New York, NY 10019

If to Securities Intermediary:

Lehman Brothers Inc.

745 7th Avenue

New York, NY 10019

If to Lender to:

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

(c) In the case of any party, at such other address as may be designated by written notice to the other parties.

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Section 19.	Governing Law; Submission To Jurisdiction; Severability.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, but excluding any choice of law provisions that would require the application of the laws of a jurisdiction other than New York.

(b) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY SUCH COURT, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS HEREUNDER OR RELATING IN ANY WAY TO THIS AGREEMENT OR THE LOAN AND (B) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT THAT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

Section 20.	Counterparts.

This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

Section 21.	Amendment.

No amendment or modification of this Agreement shall be effective unless it shall be in writing and signed by the parties hereto.

Section 22.	Delivery of ADSs.

Notwithstanding anything to the contrary herein, Borrower may, by prior notice to Lender, satisfy its obligation to deliver ADSs or other securities on any date due under the terms of this Agreement (an “Original Delivery Date”) by making separate deliveries of ADSs or such other securities, as the case may be, at more than one time on or prior to the 10th Business Day immediately following such Original Delivery Date, so long as the aggregate number of ADSs and other securities so delivered on or prior to such Business Day is equal to the number required to be delivered on such Original Delivery Date.

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Section 23.	Registration Provisions.

If, following the Loan hereunder and sale of the Loaned ADSs in respect of the Loan pursuant to an effective registration statement, in the reasonable opinion of Borrower, and upon consultation with Lender, the sale of any ADSs purchased by Borrower in the open market in connection with facilitating transactions of investors in the Convertible Notes to hedge their investment in the Convertible Notes does require or would require registration under the Securities Act, Lender shall use its commercially reasonable efforts to register such sale, and shall enter into an underwriting agreement customary for such registration and take other actions then customarily needed for registrations of this type.

Section 24.	Designation of Replacement Collateral Agent.

If at any time while this Agreement is in effect Lehman Brothers Inc. ceases to be a Securities Intermediary, Borrower or Lehman Brothers Inc. shall be entitled to designate a bank or trust company reasonably satisfactory to Lender as a successor Collateral Agent. In the event of a designation of a successor Collateral Agent, each of the parties to this Agreement agrees to take all such actions as are reasonably necessary to effect the transfer of rights and obligations of Lehman Brothers Inc. as Collateral Agent hereunder to such successor Collateral Agent, including the execution and delivery of amendments to this Agreement as shall be necessary to effect such designation and transfer.

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IN WITNESS WHEREOF, the parties hereto to have executed this ADS Lending Agreement as of the date and year first above written.

JA SOLAR HOLDINGS CO., LTD., as Lender	LEHMAN BROTHERS INTERNATIONAL (EUROPE), as Borrower

By:	By:
Name:	Name:
Title:	Title:

[Signature Page to ADS Lending Agreement]

LEHMAN BROTHERS INC., as Borrowing Agent

By:
Name:
Title:

[Signature Page to ADS Lending Agreement]

LEHMAN BROTHERS INC., as Collateral Agent

By:
Name:
Title:

[Signature Page to ADS Lending Agreement]

Exhibit 99.3

Form of Capped Call Transaction

Date:	May [ ], 2008

To:	JA Solar Holdings Co., Ltd.
Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

From:	Credit Suisse International
Credit Suisse International
One Cabot Square
London E14 4QJ
England

Dear Sir or Madam:

The purpose of this communication (this “Confirmation”) is to confirm the terms and conditions of the transaction (the “Transaction”) entered into between Credit Suisse International (“Party A”) and JA Solar Holdings Co., Ltd. (“Party B”) on the Trade Date specified below. This Confirmation constitutes a “Confirmation” as referred to in the Agreement specified below.

This Confirmation evidences a complete and binding agreement between Party A and Party B as to the terms of the Transaction to which this Confirmation relates. This Confirmation supplements, forms part of, and is subject to, an agreement in the form of the 1992 ISDA Master Agreement (Multicurrency—Cross Border) (the “Agreement”) as if we had executed an agreement in such form (but without any Schedule except for the elections set forth herein) on the Trade Date of the Transaction.

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”) and the 2000 ISDA Definitions (the “Swap Definitions”, and together with the Equity Definitions, the “Definitions”), in each case as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) are incorporated into this Confirmation. The Transaction constitutes a Share Option Transaction for the purposes of the Equity Definitions. References herein to “Transaction” shall be deemed references to “Swap Transaction” for purposes of the Swap Definitions. In the event of any inconsistency between the Equity Definitions and the Swap Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern.

Certain defined terms used herein have the meanings assigned to them in the Prospectus Supplement dated May 13, 2008 (the “Prospectus Supplement”) relating to the USD350 million aggregate principal amount of 4.50% Senior Convertible Notes due 2013 (the “Convertible Notes” and each USD1,000 principal amount of Convertible Notes, a “Convertible Note”) issued by Party B pursuant to the First Supplemental Indenture to be dated as of May 19, 2008 between Party B and The Bank of New York, as trustee, to an Indenture, to be dated as of May 19, 2008 between Party B and The Bank of New York, as trustee (such First Supplemental Indenture, as in effect on the date of its execution, the “Supplemental Indenture”). In the event of any inconsistency between the terms defined in the Prospectus Supplement, the Supplemental Indenture and this Confirmation, this Confirmation shall govern. The parties acknowledge that this Confirmation is entered into on the date hereof with the understanding that (i) definitions set forth in the Supplemental Indenture that are also defined herein by reference to the Supplemental Indenture and (ii) sections of the Supplemental Indenture that are referred to herein, in each case, will conform to the descriptions thereof in the Prospectus Supplement. If any such definitions in the Supplemental Indenture or any such sections of the Supplemental Indenture differ from the descriptions thereof in the Prospectus Supplement, the descriptions thereof in the Prospectus Supplement will govern for purposes of this Confirmation. The parties further acknowledge that the Supplemental Indenture section numbers used herein are based on the draft of the Supplemental Indenture last reviewed by Party A and Party B as of the date of this Confirmation, and if any such section numbers are changed in the Supplemental Indenture as executed, the parties will amend this Confirmation in good faith to preserve the intent of the parties. For the avoidance of doubt, references to the Supplemental Indenture herein are references to the Supplemental Indenture as in effect on the date of its execution and if the Supplemental Indenture is amended following its execution, any such amendment will be disregarded for purposes of this Confirmation unless the parties agree otherwise in writing.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Agent:	Credit Suisse, New York branch (“Agent”) is acting in connection with this Transaction solely in its capacity as Agent for Party A and Party B pursuant to instructions from Party A and Party B. Agent shall have no responsibility or personal liability to Party A or Party B arising from any failure by Party A or Party B to pay or perform any obligations hereunder, or to monitor or enforce compliance by Party A or Party B with any obligation hereunder, including, without limitation, any obligations to maintain collateral. Each of Party A and Party B agrees to proceed solely against the other to collect or recover any securities or monies owing to it in connection with or as a result of this Transaction. Agent shall otherwise have no liability in respect of this Transaction, except for its gross negligence or willful misconduct in performing its duties as Agent.

Trade Date:	May 13, 2008

Option Style:	“Modified American” as set forth under “Procedures for Exercise” below.

Option Type:	Call

Seller:	Party A

Buyer:	Party B

Shares:	The American Depositary Shares of JA Solar Holdings Co., Ltd. (the “Issuer”), each representing one ordinary share, par value USD0.0001 per share, Ticker: JASO

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Number of Options:	175,000, provided that if Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC as representatives of the Underwriters (as defined in the Underwriting Agreement dated as of May 14, 2008 between Party B and Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC as representatives of the underwriters party thereto (the “Underwriting Agreement”)), exercise the option to purchase additional Convertible Notes pursuant to Section 3 of the Underwriting Agreement, the Number of Options hereunder shall be automatically increased, effective upon payment by Party B of the Additional Premium on the Additional Premium Payment Date, by the Applicable Percentage times the number of Convertible Notes in denominations of USD1,000 principal amount issued pursuant to such exercise (such Convertible Notes, the “Additional Convertible Notes”). For the avoidance of doubt, the Number of Options shall be reduced by the number of any Options exercised or terminated by Party B. In no event will the Number of Options be less than zero.

Option Entitlement:	As of any date, a number equal to the Conversion Rate as of such date (as defined in the Supplemental Indenture, but without regard to any adjustments to the Conversion Rate pursuant to Section 10.04(b) or Section 10.05(h) of the Supplemental Indenture).

Applicable Percentage:	50%

Number of Shares:	The product of the Number of Options and the Option Entitlement.

Strike Price:	USD30.475

Cap Price:	USD37.375

Premium:	USD14,175,000 (Premium per Option: USD81.00), provided that if the Number of Options is increased pursuant to the proviso to the definition of “Number of Options” above, Party B shall pay on the Additional Premium Payment Date an additional Premium (the “Additional Premium”) equal to the product of the number of Options by which the Number of Options is so increased and USD81.00.

Premium Payment Date:	4 Currency Business Days after the Trade Date

Additional Premium Payment Date:	The closing date for the purchase and sale of the Additional Convertible Notes.

Exchange:	NASDAQ Global Market

Related Exchange(s):	All Exchanges

Market Disruption Event:	The definition of “Market Disruption Event” in Section 6.3(a) of the Equity Definitions is hereby amended by deleting the words “at any time during the one-hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time, as the case may be” and inserting the words “at any time on any Averaging Date” after the word “material,” in the third line thereof.

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Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term “Scheduled Closing Time” in the fourth line thereof.

Disrupted Day:	The definition of “Disrupted Day” in Section 6.4 of the Equity Definitions shall be amended by adding the following sentence after the first sentence: “A Scheduled Trading Day on which a Related Exchange fails to open during its regular trading session will not be a Disrupted Day if the Calculation Agent determines that such failure will not have a material adverse impact on Party A’s ability to unwind any related hedging transactions related to the Transaction.”

Procedure for Exercise:

Exercise Period:	Notwithstanding anything to the contrary in the Equity Definitions, an Exercise Period shall occur with respect to an Option hereunder only if such Option is an Exercisable Option (as defined below) and the Exercise Period shall be, in respect of any Exercisable Option, the period commencing on, and including, the relevant Conversion Date and ending on, but excluding, the first Averaging Date in respect of such Conversion Date; provided that in respect of any Exercisable Options relating to Convertible Notes for which the relevant Conversion Date occurs during the period beginning on, and including, February 15, 2013, the final day of the Exercise Period shall be the Scheduled Trading Day immediately prior to the Expiration Date (such Exercise Period, the “Final Exercise Period”).

Conversion Date:	With respect to any conversion of Convertible Notes, the date on which the holder of such Convertible Notes satisfies all of the requirements for conversion thereof as set forth in Section 10.02 of the Supplemental Indenture.

Exercisable Options:	Upon the occurrence of a Conversion Date, a number of Options equal to (x) the Applicable Percentage times (y) the number of Convertible Notes in denominations of USD1,000 principal amount converted on such Conversion Date.

Expiration Time:	The Valuation Time

Expiration Date:	May 15, 2013

Multiple Exercise:	Applicable, as described under “Exercisable Options” above.

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Automatic Exercise:	Applicable; and means that, in respect of any Exercise Period other than the Final Exercise Period, a number of Options not previously exercised or terminated hereunder equal to the number of Exercisable Options shall be deemed to be exercised on the relevant Averaging Dates to which such Options relate and, in respect of the Final Exercise Period, all Options not previously exercised or terminated shall be deemed exercised on the relevant Averaging Dates to which such Options relate; provided that in each case, if a Notice of Exercise is required, such Options shall be deemed exercised only to the extent that Party B has provided a Notice of Exercise to Party A (in each case, such number of Options deemed exercised, the “Exercised Options”); provided further that, with respect to Exercised Options relating to an Exercise Period occurring prior to the Final Exercise Period (an “Early Conversion”), Automatic Exercise means that an Additional Termination Event shall be deemed to occur with respect to a portion of the Transaction relating to a number of Options equal to the number of such Exercised Options, as provided in clause (i) under “Additional Termination Events” below; provided further that to the extent the number of Exercised Options relating to any Conversion Date is less than the number of Exercisable Options relating to such Conversion Date, Party B shall be deemed to make to Party A on the date it provided the related Notice of Exercise to Party A (or, if no such notice is provided, the final day of such Exercise Period) the representations and warranties contained in paragraph (g) under “Additional Representations and Warranties of Party B” below as if the reference therein to “at the time of placing any order with respect to the Transaction” were replaced with “as of the date of the related Notice of Exercise (or, if no such notice is provided, the final day of the related Exercise Period).”

Notice of Exercise:	Notwithstanding anything to the contrary in the Equity Definitions, in order to exercise any Exercisable Options in respect of any Early Conversion, Party B must notify Party A in writing before 5:00 p.m. (New York City time) on the fifth Scheduled Trading Day following the relevant first scheduled Averaging Date for the Exercisable Options being exercised of (i) the number of such Exercisable Options to be exercised, (ii) such first scheduled Averaging Date and the scheduled Settlement Date and (iii) if Party B elected to satisfy its obligations under the Convertible Notes solely with Shares (a “Gross Physical Settlement”) in connection with the related conversion of the Convertible Notes, the fact that Gross Physical Settlement applies to such conversion, and, in order to exercise any Exercisable Options during the Final Exercise Period, if Party B elected Gross Physical Settlement for any conversion of the Convertible Notes during the Final Exercise Period, Party B must notify Party A of such election in writing before 5:00 p.m. (New York City time) on February 15, 2013.

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If any notice given by Party B pursuant to the preceding sentence was effective on a day later than the Scheduled Trading Day prior to the relevant first scheduled Averaging Date for the Exercisable Options being exercised (the “Notice Threshold Date”), the Calculation Agent shall have the right to adjust the Cash Settlement Amount or the Number of Shares to be delivered, as the case may be, as appropriate to reflect the additional costs (including, but not limited, to hedging mismatches and market losses) and expenses incurred by Party A in connection with its hedging activities (including the unwinding of any hedge position) as a result of Party A not having received such notice prior to the Notice Threshold Date.

Valuation:

Valuation Time:	At the close of trading on the Exchange, without regard to extended or after hours trading.

Averaging Dates:	(x) For any Exercised Option relating to an Exercise Period occurring prior to the Final Exercise Period, the 20 consecutive Scheduled Trading Days commencing on and including the third “Settlement Period Trading Day” (as defined in the Supplemental Indenture) following the relevant Conversion Date, or (y) for any Exercisable Option relating to the Final Exercise Period, the 20 consecutive Scheduled Trading Days commencing on, and including, the 22nd Scheduled Trading Day immediately preceding the Expiration Date.

Averaging Date Market Disruption:	Modified Postponement; provided that, notwithstanding anything to the contrary in the Equity Definitions and in addition to the provisions of Section 6.7(c)(iii) of the Equity Definitions, if any Averaging Date is a Disrupted Day, the Calculation Agent may assign additional dates to be Averaging Dates and/or make adjustments to the number of Options to which each Averaging Date relates (including increasing such number or reducing such number to zero with respect to one or more Averaging Dates).

Relevant Price:	For any Averaging Date, the VWAP Price for such Averaging Date.

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VWAP Price:	For any Exchange Business Day, the dollar volume weighted average price per Share for that Exchange Business Day based on transactions executed during that Exchange Business Day on the Exchange, as reported on Bloomberg Page “JASO <Equity> AQR” (or any successor thereto), or in the event such price is not so reported on such Exchange Business Day for any reason, as reasonably determined by the Calculation Agent.

Settlement Terms:

Settlement Currency:	USD

Settlement Date or Cash Settlement Payment Date:	For any Exercised Option, the date Shares will be delivered or cash will be paid with respect to the Convertible Notes related to such Exercised Options, under the terms of the Supplemental Indenture; provided that if Gross Physical Settlement applies to the related conversion of the Convertible Notes and the Exercised Option relates to an Exercise Period other than the Final Exercise Period, one Settlement Cycle immediately following the final Averaging Date relating to such Exercised Option.

Settlement Method Election:	Applicable; provided that Party B shall not be permitted to elect Cash Settlement and hereby agrees not to make an election other than the Default Settlement Method with respect to the Transaction unless Party B makes to Party A in writing on the date of its election the representations and warranties contained in paragraph (g) under “Additional Representations and Warranties of Party B” below where the reference therein to “at the time of placing any order with respect to the Transaction” shall be replaced with “as of the date of such election of Cash Settlement.”

Electing Party:	Party B

Settlement Method Election Date:	The third Scheduled Trading Day immediately preceding the first Averaging Date for the relevant Exercisable Options.
Default Settlement Method:	Physical Settlement

Cash Settlement Terms:

Cash Settlement:	If Cash Settlement applies with respect to any Exercised Options, a relevant portion of the Transaction shall expire on each Averaging Date with respect to a number of Options equal to the relevant number of Exercised Options divided by 20, rounded down to the nearest whole number, except the portion relating to the last such Averaging Date shall equal such relevant number of Exercised Options minus the number of Options relating to all preceding Averaging Dates relating to such Exercised Options (in each case subject to adjustment by the Calculation Agent in respect of any Disrupted Day). On the Cash Settlement Payment Date relating to the relevant Exercised Options, Party A shall pay to Party B the aggregate Cash Settlement Amount for all related Averaging Dates.

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Cash Settlement Amount:	For each Averaging Date, an amount, as calculated by the Calculation Agent, equal to (i) the Strike Price Differential for such Averaging Date, multiplied by (ii) the number of Options to which such Averaging Date relates, multiplied by (iii) the Option Entitlement as of such Averaging Date.

Strike Price Differential:	For each Averaging Date, if the Relevant Price for such Averaging Date is (a) greater than the Strike Price and less than or equal to the Cap Price, an amount equal to the excess of the Relevant Price for such Averaging Date over the Strike Price, (b) greater than the Cap Price, an amount equal to the excess of the Cap Price over the Strike Price, or (c) less than or equal to the Strike Price, zero.

Physical Settlement Terms:

Physical Settlement:	If Physical Settlement applies with respect to any Exercised Options, a relevant portion of the Transaction shall expire on each Averaging Date with respect to a number of Options equal to the relevant number of Exercised Options divided by 20, rounded down to the nearest whole number, except the portion relating to the last such Averaging Date shall equal such relevant number of Exercised Options minus the number of Options relating to all preceding Averaging Dates relating to such Exercised Options (in each case subject to adjustment by the Calculation Agent in respect of any Disrupted Day). On the Settlement Date relating to the relevant Exercised Options, Party A shall deliver to Party B the aggregate Number of Shares to be Delivered for all related Averaging Dates and pay to Party B any Fractional Share Amount resulting from such aggregation (valued at the Relevant Price for the last Averaging Date).

Number of Shares to be Delivered:	An amount of Shares equal to the Cash Settlement Amount for such Averaging Date divided by the Relevant Price for such Averaging Date.

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Other Applicable Provisions in Respect of Physical Settlement:	The representations and agreements contained in Section 9.11 of the Equity Definitions shall be modified by excluding any representations therein relating to restrictions, obligations, limitations or requirements under applicable securities laws that exist as a result of the fact that Party B is the issuer of the Shares.

Share Adjustments:

Potential Adjustment Events:	Notwithstanding Section 11.2(e) of the Equity Definitions, a “Potential Adjustment Event” means an occurrence of any event or condition, as set forth in Section 10.05 of the Supplemental Indenture, that would result in an adjustment to the Conversion Rate of the Convertible Notes; provided that in no event shall there be any adjustment hereunder as a result of an adjustment to the Conversion Rate pursuant to Section 10.04(b) or Section 10.05(h) of the Supplemental Indenture.

Method of Adjustment:	Calculation Agent Adjustment; which means, notwithstanding anything to the contrary in the Equity Definitions, upon any adjustment to the Conversion Rate of the Convertible Notes pursuant to the Supplemental Indenture (other than pursuant to Section 10.04(b) or Section 10.05(h) of the Supplemental Indenture) (i) the Calculation Agent shall make a corresponding adjustment to any of the Strike Price, Number of Options and the Option Entitlement and (ii) the Calculation Agent shall make any adjustment consistent with the Calculation Agent Adjustment set forth in Section 11.2(c) of the Equity Definitions to the Cap Price or any other variable relevant to the exercise, settlement or payment for the Transaction to preserve the fair value of the Options to Party A after taking into account the effect of such Potential Adjustment Event; provided, that adjustments may be made to account for changes in volatility, expected dividends, stock loan rate and liquidity relevant to the Shares or to the Transaction; provided further, that in no event shall the Cap Price be less than the Strike Price.

Extraordinary Events:

Merger Events:	Notwithstanding Section 12.1(b) of the Equity Definitions, a “Merger Event” means the occurrence of any event or condition set forth in Section 10.06(a) or Section 10.06(b) of the Supplemental Indenture.

Tender Offers:	Applicable; provided that notwithstanding Section 12.1(d) of the Equity Definitions, a “Tender Offer” means the occurrence of any event or condition set forth in Section 10.05(f) or clauses (1) or (2) of the definition of “Fundamental Change” in Section 1.02 of the Supplemental Indenture.

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Consequence of Merger Events/Tender Offers:	Notwithstanding Sections 12.2 and 12.3 of the Equity Definitions, upon the occurrence of a Merger Event or a Tender Offer:

(i) the Calculation Agent shall make a corresponding adjustment in respect of any adjustment under the Supplemental Indenture to any one or more of the nature of the Shares, Strike Price, Number of Options and the Option Entitlement; provided, however, that such adjustment shall be made without regard to any adjustment to the Conversion Rate for the issuance of additional shares as set forth in Section 10.04(b) or Section 10.05(h) of the Supplemental Indenture; and

(ii) the Calculation Agent may, in its sole discretion, make any adjustment consistent with the Modified Calculation Agent Adjustment set forth in Section 12.2(e) or 12.3(d) of the Equity Definitions, as applicable, to the Cap Price or any other variable relevant to the exercise, settlement or payment for the Transaction;

provided that, for the avoidance of doubt, adjustments shall be made pursuant to the provisions of subparagraphs (i) and (ii) above regardless of whether any Merger Event or Tender Offer gives rise to an Early Conversion; and

provided further that, notwithstanding the foregoing, with respect to any Majority Tender Offer, Party A may elect for Cancellation and Payment (Calculation Agent Determination) to apply. “Majority Tender Offer” means a Tender Offer as defined in Section 12.1(d) of the Equity Definitions that results in the relevant entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, 50% or greater than 50% of the outstanding voting shares of the Issuer, as determined by the Calculation Agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the Calculation Agent deems relevant.

Modified Calculation Agent Adjustment:	For greater certainty, the definition of “Modified Calculation Adjustment” in Sections 12.2 and 12.3 of the Equity Definitions shall be amended by adding the following italicized language after the stipulated parenthetical provision: “(including adjustments to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction) from the Announcement Date to the Merger Date (Section 12.2) or Tender Offer Date (Section 12.3).”

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Announcement Event:	If an Announcement Event occurs, the Calculation Agent will determine the economic effect of the Announcement Event on the theoretical value of the Transaction (including without limitation any change in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction) from the Announcement Date to the Expiration Date. If such economic effect is material, the Calculation Agent may, in its sole discretion, adjust the terms of the Transaction to reflect such economic effect. “Announcement Event” shall mean the occurrence of (i) the first public announcement of an intention to engage in a transaction that may lead to a Merger Event, (ii) the first public announcement of an intention to purchase or otherwise obtain the requisite number of shares that may lead to a Tender Offer or (iii) in each case, any subsequent amendment to or withdrawal of such announcement.

Composition of Combined Consideration:	Not Applicable

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination)

Delisting:	The definition of “Delisting” in Section 12.6 of the Equity Definitions shall be deleted in its entirety and replaced with the following: ‘“Delisting” means that the Exchange announces that pursuant to the rules of such Exchange, the Shares cease (or will cease) to be listed, traded or publicly quoted on the Exchange for any reason (other than a Merger Event or Tender Offer) and are not immediately re-listed, re-traded or re-quoted on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors)”

Additional Disruption Events:

Change in Law:	Applicable

Failure to Deliver:	Applicable

Insolvency Filing:

Applicable

The definition of “Insolvency Filing” in Section 12.9 of the Equity Definitions shall be amended by deleting the clause “provided that such proceedings instituted or petitions presented by creditors and not consented to by the Issuer shall not be deemed an Insolvency Filing” at the end of such definition and replacing it with the following: “; or it has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by a creditor and such proceeding is not dismissed, discharged, stayed or restrained in each case within fifteen (15) days of the institution or presentation thereof.”

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Section 12.9(b)(i) of the Equity Definitions is hereby amended by adding the following sentence at the end: “If neither party elects to terminate the Transaction, the Calculation Agent may in its sole discretion adjust the terms of the Transaction upon the occurrence of such an event pursuant to Modified Calculation Agent Adjustment (as if such event were a Tender Offer).”

Hedging Disruption:	Applicable

Increased Cost of Hedging:	Applicable

Loss of Stock Borrow:	Not Applicable

Increased Cost of Stock Borrow:	Not Applicable

Hedging Party:	Party A shall be the Hedging Party for all Extraordinary Events

Determining Party:	Party A shall be the Determining Party for all Extraordinary Events

Additional Provisions:

Non-Reliance:	Applicable

Agreements and Acknowledgments Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

Additional Representations and Warranties of Party B:

In addition to the representations set forth in the Agreement, Party B further represents that;

(a) (i) It is not entering into the Transaction on behalf of or for the accounts of any other person or entity, and will not transfer or assign its obligations under the Transaction or any portion of such obligations to any other person or entity except in compliance with applicable laws and the terms of the Transaction; (ii) it understands that the Transaction is subject to complex risks which may arise without warning, may at times be volatile, and that losses may occur quickly and in unanticipated magnitude; (iii) it is authorized to enter into the Transaction and such action does not violate any laws of its jurisdiction of organization or residence (including, but not limited to, any applicable position or exercise limits set by any self-regulatory organization, either acting alone or in concert with others) or the terms of any agreement to which it is a party; (iv) it has consulted with its legal advisor(s) and has reached its own conclusions about the Transaction, and any legal, regulatory, tax, accounting or economic consequences arising from the Transaction; and (v) it has concluded that the Transaction is suitable in light of its own investment objectives, financial capabilities and expertise.

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(b) If Party B purchases any Shares pursuant to the Transaction, such purchase(s) will comply with (i) all laws and regulations applicable to it and (ii) all contractual obligations of Party B.

(c) At all times until termination of the Transaction, Party B is an “eligible contract participant” as the term is defined in the Commodity Futures Modernization Act of 2000.

(d) Neither Party A nor any of its affiliates has advised it with respect to any legal, regulatory, tax, accounting or economic consequences arising from the Transaction, and neither Party A nor any of its affiliates is acting as agent (other than Agent as dual agent as specified above), or advisor for Party B in connection with the Transaction.

(e) Each of its required filings under all applicable securities laws have been filed and that, as of the respective dates thereof there is no material misstatement of material fact contained therein or omission of a material fact required to be stated therein or necessary to make the statements therein not misleading.

(f) It has not entered into any obligation that would contractually limit it from effecting Physical Settlement or Cash Settlement under the Transaction.

(g) It is not in possession of any material non-public information concerning the business, operations or prospects of the Issuer and was not in possession of any such information at the time of placing any order with respect to the Transaction.

“Material” information for these purposes is any information to which an investor would reasonably attach importance in reaching a decision to buy, sell or hold Shares.

(h) The Transaction and any repurchase of Shares by Party B in connection with the Transaction has been approved by its board of directors and that any such repurchase has been publicly disclosed.

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(i) It is not entering into the Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares), to manipulate the price of the Shares (or any security convertible into or exchangeable for Shares) or to facilitate a distribution of Shares (or any security convertible into or exchangeable for Shares).

(j) It is not, and, after giving effect to the transactions contemplated hereby will not be, an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(k) On the Trade Date and on any Additional Premium Payment Date (A) the assets of Party B at their fair valuation exceed the liabilities of Party B, including contingent liabilities, (B) the capital of Party B is adequate to conduct the business of Party B and (C) Party B has the ability to pay its debts and obligations as such debts mature and does not intend to, or does not believe that it will, incur debt beyond its ability to pay as such debts mature.

Other Provisions:

Alternative Calculations and Payment on Early Termination and on Certain Extraordinary Events:	If, in respect of the Transaction, an amount is payable by Party A to Party B (i) pursuant to Sections 12.2, 12.3, 12.6, 12.7 or 12.9 of the Equity Definitions (except in the event of a Nationalization, Insolvency, Tender Offer or a Merger Event, in each case, in which the consideration to be paid to holders of Shares consists solely of cash) or (ii) pursuant to Section 6(d)(ii) of the Agreement (except in the event of an Event of Default in which Party B is the Defaulting Party or a Termination Event in which Party B is the Affected Party that resulted from an event or events outside Party B’s control) (a “Payment Obligation”), Party B shall have the right, in its sole discretion, to require Party A to satisfy any such Payment Obligation by the Share Termination Alternative (as defined below) by giving irrevocable telephonic notice to Party A, confirmed in writing within one Currency Business Day, no later than 4:00 p.m. New York local time on the Merger Date, Tender Offer Date, Announcement Date or Early Termination Date, as applicable (“Notice of Share Termination”).

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Notwithstanding anything to the contrary in the foregoing, with respect to any Payment Obligation resulting from an Additional Termination Event in connection with an Early Conversion, Party B shall be deemed to have elected as of the Trade Date to require Party A to satisfy any such Payment Obligation by the Share Termination Alternative; provided that Party B may elect for the Share Termination Alternative not to apply to such Payment Obligation by (x) giving written notice of such election to Party A no later than 4:00 p.m., New York local time, on the Scheduled Trading Day immediately preceding the relevant Early Termination Date and (y) making to Party A in such written notice the representations and warranties contained in paragraph (g) under “Additional Representations and Warranties of Party B” above where the reference therein to “at the time of placing any order with respect to the Transaction” shall be replaced with “as of the date of this written notice.”

Upon Notice of Share Termination no later than 8:00 a.m. on the Exchange Business Day immediately following the Merger Date, Tender Offer Date, Announcement or Early Termination Date, as applicable, the following provisions shall apply:

Share Termination Alternative:	Applicable and means that Party A shall deliver to Party B the Share Termination Delivery Property on the date, or within a commercially reasonable period of time after, when the Payment Obligation would otherwise be due pursuant to Section 12.7 or 12.9 of the Equity Definitions or Section 6(d)(ii) and 6(e) of the Agreement, as applicable (the “Share Termination Payment Date”), in satisfaction of the Payment Obligation in the manner reasonably requested by Party B free of payment.

Share Termination Delivery Property:	A number of Share Termination Delivery Units, as calculated by the Calculation Agent, equal to the Payment Obligation divided by the Share Termination Unit Price. The Calculation Agent shall adjust the Share Termination Delivery Property by replacing any fractional portion of a security therein with an amount of cash equal to the value of such fractional security based on the values used to calculate the Share Termination Unit Price.

Share Termination Unit Price:	The value to Party A of property contained in one Share Termination Delivery Unit on the date such Share Termination Delivery Units are to be delivered as Share Termination Delivery Property, as determined by the Calculation Agent in its discretion by commercially reasonable means and notified by the Calculation Agent to Party A at the time of notification of the Payment Obligation.

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Share Termination Delivery Unit:	In the case of a Termination Event or Event of Default, one Share or, in the case of Nationalization, Insolvency or Merger Event or Tender Offer, a unit consisting of the number or amount of each type of property received by a holder of one Share (without consideration of any requirement to pay cash or other consideration in lieu of fractional amounts of any securities) in such Nationalization, Insolvency, Merger Event or Tender Offer, as determined by the Calculation Agent. If a Share Termination Delivery Unit consists of property other than cash or New Shares and if Party B provides irrevocable written notice to the Calculation Agent on or prior to the Merger Date that it elects to have Party A deliver cash, New Shares or a combination thereof (in such proportion as Party B designates) in lieu of such other property, the Calculation Agent will replace such property with cash, New Shares or a combination thereof as components of a Share Termination Delivery Unit in such amounts, as determined by the Calculation Agent in its discretion by commercially reasonable means, as shall have a value equal to the value of the property so replaced. If such Nationalization, Insolvency, Merger Event or Tender Offer involves a choice of consideration to be received by holders, such holder shall be deemed to have elected to receive the maximum possible amount of cash.

Failure to Deliver:	Applicable

Other applicable provisions:	If the Transaction is to be Share Termination Settled, the provisions of Sections 9.8, 9.9, 9.10, 9.11 and 9.12 (as modified above) of the Equity Definitions will be applicable, as if “Physical Settlement” applied to the Transaction; provided that all references to “Shares” shall be read as references to “Share Termination Delivery Units” and the representations and agreements contained in Section 9.11 of the Equity Definitions shall be modified by excluding any representations therein relating to restrictions, obligations, limitations or requirements under applicable securities laws that exist as a result of the fact that Party B is the issuer of the Shares. “Share Termination Settled” in relation to a Transaction means that Share Termination Settlement is applicable to the Transaction.

Transfer:	Notwithstanding Section 7 of the Agreement, Party A may assign its rights and obligations under the Transaction, in whole or in part, to any Affiliate of equal or better credit rating or to any Affiliate whose obligations hereunder will be guaranteed by an entity with equal or better credit rating than Party A.

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At any time Party B is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, if Party A, in its sole discretion, determines that its “beneficial ownership” at any time (within the meaning of Section 13 of the Exchange Act and rules promulgated thereunder) exceeds 8.0% or more of Party B’s outstanding Shares; and, in its sole discretion, Party A is unable after its commercially reasonable efforts to effect a transfer or assignment on pricing terms and in a time period reasonably acceptable to Party A that would reduce its “beneficial ownership” to 7.5%; Party A may designate any Exchange Business Day as an Early Termination Date with respect to a portion (the “Terminated Portion”) of the Transaction, such that its “beneficial ownership” following such partial termination will be equal to or less than 7.5%. In the event that Party A so designates an Early Termination Date with respect to a portion of the Transaction, a payment shall be made pursuant to Section 6 of the Agreement as if (i) an Early Termination Date had been designated in respect of Transaction having terms identical to the Transaction and Numbers of Options equal to the Terminated Portion, (ii) Party B shall be the sole Affected Party with respect to such partial termination and (iii) such Transaction shall be the only Terminated Transaction.

Staggered Settlement:

Party A may, by notice to Party B on or prior to any Settlement Date (a “Nominal Settlement Date”), elect to deliver any Shares required to be delivered by it on two or more dates (each, a “Staggered Settlement Date”) as follows:

(i)     in such notice, Party A will specify to Party B the related Staggered Settlement Dates (the first of which will be such Nominal Settlement Date and the last of which will be no later than the twentieth (20th) Exchange Business Day following such Nominal Settlement Date) and the number of Shares that it will deliver on each Staggered Settlement Date;

(ii)    the aggregate number of Shares that Party A will deliver to Party B hereunder on all such Staggered Settlement Dates will equal the number of Shares that Party A would otherwise be required to deliver on such Nominal Settlement Date; and

(iii)  if the Physical Settlement terms set forth above were to apply on such Nominal Settlement Date, then the Physical Settlement terms will apply on each Staggered Settlement Date, except that the related Shares to be delivered by Party A will be allocated among such Staggered Settlement Dates as specified by Party A in the notice referred to in clause (i) above and Party B shall pay the Settlement Amount for those Shares on the Nominal Settlement Date.

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Set-Off and Netting:

Party A agrees not to set-off or net amounts due from Party B with respect to the Transaction hereunder against amounts due from Party A to Party B under obligations other than Equity Contracts. Section 2(c) of the Agreement as it applies to payments due with respect to the Transaction hereunder shall remain in effect and is not subject to the first sentence of this provision.

Upon the occurrence of an Event of Default or Termination Event with respect to a party who is the Defaulting Party or the Affected Party (“X”), the other party (“Y”) will have the right (but not be obliged) without prior notice to X or any other person to set-off or apply any obligation of X under an Equity Contract owed to Y (or any Affiliate of Y) (whether or not matured or contingent and whether or not arising under the Agreement, and regardless of the currency, place of payment or booking office of the obligation) against any obligation of Y (or any Affiliate of Y) under an Equity Contract owed to X (whether or not matured or contingent and whether or not arising under the Agreement, and regardless of the currency, place of payment or booking office of the obligation). Y will give notice to the other party of any set-off effected under this paragraph.

“Equity Contract” shall mean for purposes of this paragraph any transaction relating to Shares between X and Y (or any Affiliate of Y) that qualifies as ‘equity’ under applicable accounting rules.

Amounts (or the relevant portion of such amounts) subject to set-off may be converted by Y into the Termination Currency at the rate of exchange at which such party would be able, acting in a reasonable manner and in good faith, to purchase the relevant amount of such currency.

If any obligation is unascertained, Y may in good faith estimate that obligation and set-off in respect of the estimate, subject to the relevant party accounting to the other when the obligation is ascertained.

Nothing in this section shall be effective to create a charge or other security interest. This section shall be without prejudice and in addition to any right of set-off, combination of accounts, lien or other right to which any party is at any time otherwise entitled (whether by operation of law, contract or otherwise).

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Equity Rights:	Party A acknowledges and agrees that this Confirmation is not intended to convey to it rights with respect to the Transaction that are senior to the claims of common stockholders in the event of Party B’s bankruptcy. For the avoidance of doubt, the parties agree that the preceding sentence shall not apply at any time other than during Party B’s bankruptcy to any claim arising as a result of a breach by Party B of any of its obligations under this Confirmation or the Agreement. For the avoidance of doubt, the parties acknowledge that this Confirmation is not secured by any collateral that would otherwise secure the obligations of Party B herein under or pursuant to any other agreement.

No Collateral:	No collateral is required to be posted by Party B in respect of the Transaction.

Bankruptcy Code Provisions:	Each of Party A and Party B agrees and acknowledges that Party A is a “swap participant” and/or “financial participant” within the meaning of Sections 101(53C) and 101(22A) of Title 11 of the United States Code (the “Bankruptcy Code”). The parties hereto further agree and acknowledge (A) that this Confirmation is (i) a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “settlement payment,” as such term is defined in Section 741(8) of the Bankruptcy Code, and (ii) a “swap agreement,” as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code, and (B) that Party A is entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code.

Early Unwind:	In the event the sale of the Convertible Notes by the Issuer is not consummated with the Underwriters for any reason, other than as a result of a breach by Party A, by the close of business in New York on May 19, 2008 (or such later date as agreed upon by the parties) (May 19, 2008 or such later date as agreed upon being the “Early Unwind Date”), the Transaction shall automatically terminate (the “Early Unwind”), on the Early Unwind Date and (i) the Transaction and all of the respective rights and obligations of Party A and Party B under the Transaction shall be cancelled and terminated and (ii) each party shall be released and discharged by the other party from and agrees not to make any claim against the other party with respect to any obligations or liabilities of the other party arising out of and to be performed in connection with the Transaction either prior to or after the Early Unwind Date. Party A and Party B represent and acknowledge to the other that upon an Early Unwind, all obligations with respect to the Transaction shall be deemed fully and finally discharged.

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Additional Termination Events:

Notwithstanding anything to the contrary in this Confirmation, (i) upon the occurrence of an Early Conversion:

(A) such Early Conversion shall constitute an Additional Termination Event hereunder with respect to a number of Options equal to the number of the relevant Exercised Options (the “Affected Number of Options”), in which case (x) the sole Affected Transaction shall consist of a transaction identical to the Transaction except that Number of Options for such Affected Transaction shall equal the Affected Number of Options and Party B shall be deemed the sole Affected Party and (y) the Transaction shall remain in full force and effect, except that the Number of Options subject to the Transaction immediately prior to the Conversion Date for such Early Conversion shall as of such Conversion Date be reduced by the Affected Number of Options;

(B) notwithstanding anything to the contrary in the Agreement, Party A shall designate an Early Termination Date in respect of such Affected Transaction, which shall be no earlier than one Scheduled Trading Day following the Conversion Date for the related Early Conversion; and

(C) for the avoidance of doubt, in determining the amount payable in respect of such Affected Transaction pursuant to Section 6 of the Agreement, the Calculation Agent shall assume that (x) the relevant Early Conversion and any adjustments, agreements, payments, deliveries or acquisitions by or on behalf of Party B leading thereto had not occurred, (y) no adjustments to the Conversion Rate have occurred pursuant to Section 10.04(b) or Section 10.05(h) of the Supplemental Indenture and (z) the corresponding Convertible Notes remain outstanding,

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(ii) if there has occurred an event of default with respect to Party B under the terms of the Convertible Notes as set forth in Section 7.01 of the Supplemental Indenture, then such event of default shall constitute an Additional Termination Event applicable to the Transaction and, with respect to such event of default (A) Party B shall be deemed to be the sole Affected Party and the Transaction shall be the sole Affected Transaction and (B) Party A shall be the party entitled to designate an Early Termination Date pursuant to Section 6(b) of the Agreement, and

(iii) if Party B amends, modifies, supplements or obtains a waiver in respect of any term of the Supplemental Indenture or the Convertible Notes governing the principal amount, coupon, maturity, repurchase obligation of Party B, redemption right of Party B, any term relating to conversion of the Convertible Notes (including changes to the conversion price, conversion settlement dates or conversion conditions), or any term that would require consent of the holders of not less than 100% of the principal amount of the Convertible Notes to amend, in each case without the prior consent of Party A and such amendment, in Party A’s sole discretion, would have a material adverse effect on the ability of Party A or one or more of its affiliates to hedge Party A’s obligations pursuant to the Transaction, an Additional Termination Event with respect to the transaction will be deemed to occur, and (A) Party B shall be deemed to be the sole Affected Party and the Transaction shall be the sole Affected Transaction and (B) Party A shall be the party entitled to designate an Early Termination Date pursuant to Section 6(b) of the Agreement.

Right to Extend:	Party A may extend, for as long as it is reasonably necessary, any Averaging Date, the Expiration Date, the Settlement Date or any other date of delivery by Party A, with respect to some or all of the Options hereunder, if Party A determines, in its commercially reasonable discretion, that such extension is reasonably necessary or appropriate to preserve Party A’s hedging or hedge unwind activity hereunder in light of existing liquidity conditions or to enable Party A to effect purchases or sales of Shares in connection with its hedging or settlement activity hereunder in a manner that would, if Party A were Party B or an affiliated purchaser of Party B, be in compliance with applicable legal and regulatory or self-regulatory requirements or with related policies or procedures applicable to Party A.

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Registration of Hedge Shares:	Party B hereby agrees that if, in the good faith reasonable judgment of Party A, the Shares (the “Hedge Shares”) acquired by Party A for the purpose of hedging its obligations pursuant to the Transaction cannot be sold in the U.S. public market by Party A without registration under the Securities Act, Party B shall, at its election: (i) in order to allow Party A to sell the Hedge Shares in a registered offering, make available to Party A an effective registration statement under the Securities Act to cover the resale of such Hedge Shares and (A) enter into an agreement, in form and substance satisfactory to Party A, substantially in the form of an underwriting agreement for a registered offering, (B) provide accountant’s “comfort” letters in customary form for registered offerings of equity securities, (C) provide disclosure opinions of nationally recognized outside counsel to Party B reasonably acceptable to Party A, (D) provide other customary opinions, certificates and closing documents customary in form for registered offerings of equity securities and (E) afford Party A a reasonable opportunity to conduct a “due diligence” investigation with respect to Party B customary in scope for underwritten offerings of equity securities (provided, however, that if Party A, in its sole reasonable discretion, is not satisfied with access to due diligence materials, the results of its due diligence investigation, or the procedures and documentation for the registered offering referred to above, then clause (ii) or clause (iii) of this paragraph shall apply at the election of Party B); (ii) in order to allow Party A to sell the Hedge Shares in a private placement, enter into a private placement agreement substantially similar to private placement purchase agreements customary for private placements of equity securities, in form and substance satisfactory to Party A, including customary representations, covenants, blue sky and other governmental filings and/or registrations, indemnities to Party A, due diligence rights (for Party A or any designated buyer of the Hedge Shares from Party A), opinions and certificates and such other documentation as is customary for private placements agreements, all reasonably acceptable to Party A (in which case, the Calculation Agent shall make any adjustments to the terms of the Transaction that are necessary, in its reasonable judgment, to compensate Party A for any discount from the public market price of the Shares incurred on the sale of Hedge Shares in a private placement); or (iii) purchase the Hedge Shares from Party A at the VWAP Price on such Exchange Business Days, and in the amounts, as requested by Party A.

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Repurchase Notices:	At any time Party B is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, Party B shall, no later than ten Scheduled Trading Days prior to the day on which Party B effects any repurchase of Shares, give Party A a written notice of such repurchase (a “Repurchase Notice”) on such day if following such repurchase, the Options Equity Percentage as determined on such day is (i) greater than 8.0% and (ii) greater by 0.5% than the Options Equity Percentage included in the immediately preceding Repurchase Notice (or, in the case of the first such Repurchase Notice, greater than the Options Equity Percentage as of the date hereof). The “Options Equity Percentage” as of any day is the fraction (A) the numerator of which is the Number of Shares and (B) the denominator of which is the number of Shares outstanding on such day. Party B agrees to indemnify and hold harmless Party A and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses (including without limitation, any forbearance from hedging activities or cessation of hedging activities and any losses in connection therewith with respect to the Transaction), claims, damages, judgments, liabilities and expenses (including reasonable attorney’s fees), joint or several, which an Indemnified Person may become subject to, as a result of Party B’s failure to provide Party A with a Repurchase Notice on the day and in the manner specified in this paragraph, and to reimburse, within 30 days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing for, providing testimony or other evidence in connection with or defending any of the foregoing. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against the Indemnified Person, such Indemnified Person shall promptly notify Party B in writing, and Party B, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others Party B may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding. Party B shall not be liable for any settlement of any proceeding effected without its

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written consent, but if settled with such consent or if there be a final judgment for the plaintiff, Party B agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Party B shall not, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding on terms reasonably satisfactory to such Indemnified Person. If the indemnification provided for in this paragraph is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then Party B, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities. The remedies provided for in this paragraph are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity. The indemnity and contribution agreements contained in this paragraph shall remain operative and in full force and effect regardless of the termination of the Transaction.

Additional Notices:	Party B shall provide a written notice to Party A immediately upon becoming aware that Party B is not or will no longer be a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act.

Restrictions on Repurchases:	On any Averaging Date, neither Party B nor any “affiliate” or “affiliated purchaser” (each as defined in Rule 10b-18 under the Exchange Act (“Rule 10b-18”)) shall directly or indirectly (including, without limitation, by means of any cash-settled or other derivative instrument) purchase, offer to purchase, place any bid or limit order that would effect a purchase of, or commence any tender offer relating to, any Shares (or an equivalent interest, including a unit of beneficial interest in a trust or limited partnership or a depository share) or any security convertible into or exchangeable or exercisable for Shares.

Restrictions on Certain Distributions:	During any Averaging Period, the Shares or securities that are convertible into, or exchangeable or exercisable for Shares shall not be subject to a “restricted period” (as such term is defined in Regulation M) and Party A shall not engage in any “distribution” (as such term is defined in Regulation M) until the sixth Exchange Business Day immediately following the Averaging Period.

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Payments on Early Termination:	Party A and Party B agree that for the Transaction, for the purposes of Section 6(e) of the Agreement, Loss and the Second Method will apply.

Governing Law:	The laws of the State of New York (without reference to choice of law doctrine other than Section 5-1401 of the New York General Obligations Law).

Termination Currency:	USD

Office:	For the purposes of the Transaction, Party A is not a Multibranch Party, and Party B is not a Multibranch Party.

Calculation Agent:	Agent

WAIVER OF JURY TRIAL:	EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING RELATING TO THE TRANSACTION. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH A SUIT, ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THE TRANSACTION, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS PROVIDED HEREIN.

Tax Disclosure:	Effective from the date of commencement of discussions concerning the Transaction, Party B and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Party B relating to such tax treatment and tax structure.

THE SECURITIES REPRESENTED BY THE CONFIRMATION HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR ANY OTHER UNITED STATES FEDERAL OR STATE

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SECURITIES LAWS; SUCH SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF APPROPRIATE REGISTRATION UNDER SUCH SECURITIES LAWS OR EXCEPT IN A TRANSACTION EXEMPT FROM OR NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF SUCH SECURITIES LAWS.

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Please confirm your agreement with the foregoing by executing this Confirmation and returning such Confirmation, in its entirety, to us at facsimile number (212) 325 8173.

Yours sincerely,	Accepted and agreed to:

Credit Suisse International	JA Solar Holdings Co., Ltd.

By:	By:
Name:	Name:
Title:	Title:

By:
Name:
Title:

Credit Suisse, New York Branch, as Agent for Credit Suisse International

By:
Name:
Title:

By:
Name:
Title:

Execution time will be furnished upon Party B’s written request.

Exhibit 99.4

FORM OF ADS LENDING AGREEMENT

Dated as of May [    ], 2008

Between

JA SOLAR HOLDINGS CO., LTD. (“Lender”),

and

CREDIT SUISSE INTERNATIONAL (“Borrower”), through CREDIT SUISSE SECURITIES

(USA) LLC, as agent for Borrower (“Borrowing Agent”)

This Agreement sets forth the terms and conditions under which Borrower may, from time to time, borrow from Lender American Depositary Shares (as defined below) representing ordinary shares of Lender.

WHEREAS the parties intend for the Loaned ADSs (as defined below) to be used principally to facilitate hedging transactions by which investors in the Convertible Notes may hedge their exposure to the Convertible Notes and/or by which counterparties to call option transactions with Lender may hedge their exposure to such call option transactions;

NOW THEREFORE the parties hereto agree as follows:

Section 1.	Certain Definitions.

The following capitalized terms shall have the following meanings:

“American Depositary Shares” or “ADSs” means American Depositary Shares, each evidenced by an American Depositary Receipt (“ADR” or “ADRs”), with each ADS representing an ownership interest in one Ordinary Share, par value $0.0001 per share, of Lender held by The Bank of New York, as depositary (including any successor depositary, the “Depositary”) under the Deposit Agreement between Lender and the Depositary dated February 6, 2007 (as from time to time amended, the “Deposit Agreement”, by and among JA Solar Holdings Co., Ltd., the Depositary and Owners and Holders of ADSs issued thereunder from time to time).

“Bankruptcy Law” has the meaning assigned to such term in Section 11(a).

“Borrower Group” has the meaning assigned to such term in Section 2(c).

“Business Day” means a day on which regular trading occurs in the principal trading market for ADSs.

“Cash” means any coin or currency of the United States as at the time shall be legal tender for payment of public and private debts.

“Clearing Organization” means The Depository Trust Company, or, if agreed to by Borrower and Lender, (a) such other Securities Intermediary at which Borrower (or Borrowing Agent) and Lender maintain accounts or (b) Lender’s transfer agent for ADSs.

“Closing Price” on any day means, with respect to the ADSs (i) if the ADSs are listed or admitted to trading on a U.S. securities exchange or are included in the OTC Bulletin Board Service (operated by the National Association of Securities Dealers, Inc.), the last reported sale price, regular way, in the principal trading session on such day on such market on which the ADSs are then listed or are admitted to trading (or, if the day of determination is not a Business Day, the last preceding Business Day) and (ii) if the ADSs are not so listed or admitted to trading or if the last reported sale price is not obtainable (even if the ADSs are listed or admitted to trading on such market), the average of the bid prices for the ADSs obtained from as many dealers in the ADSs (which may include Borrower or its affiliates), but not exceeding three, as shall furnish bid prices available to Lender.

“Collateral” means the Collateral Account, and any Cash or Non-Cash Items deposited in the Collateral Account.

“Collateral Account” means the securities account of the Collateral Agent maintained on the books of Credit Suisse Securities (USA) LLC, as securities intermediary, and designated “Credit Suisse Securities (USA) LLC, as Collateral Agent of JA Solar Holding Co. Ltd., as pledgee of Credit Suisse International, as Borrower of Loaned ADSs.”

“Collateral Agent” means Credit Suisse Securities (USA) LLC, in its capacity as collateral agent for Lender hereunder, or any successor thereto under Section 24.

“Collateral Deficit” has the meaning assigned to such term in Section 4(a).

“Collateral Excess” has the meaning assigned to such term in Section 4(b).

“Collateral Percentage” means 100%.

“Convertible Notes” means up to $350,000,000 aggregate principal amount of 4.50% Senior Convertible Notes due 2013 issued by Lender or up to $400,000,000 aggregate principal amount of such securities to the extent the option to purchase such additional convertible securities is exercised in full as set forth in the Underwriting Agreement (the “Option”).

“Credit Downgrade” occurs when Borrower receives a rating for its long term, unsecured and unsubordinated indebtedness that is below A- by Standard and Poor’s Ratings Group, or its successor (“S&P”), or below A3 by Moody’s Investors Service, Inc., or its successor (“Moody’s”), or, if either S&P or Moody’s ceases to rate such debt, an equivalent or lower rating by a substitute rating agency mutually agreed upon by Lender and Borrower.

“Credit Downgrade Date” means the first day, immediately following the later of (x) the date hereof and (y) the most recent Credit Upgrade Date, on which a Credit Downgrade occurs.

“Credit Upgrade” occurs when Borrower receives a rating for its long term, unsecured and unsubordinated indebtedness that is A- or better by S&P or A3 or better by Moody’s, or, if either S&P or Moody’s ceases to rate such debt, an equivalent or higher rating by a substitute rating agency mutually agreed upon by Lender and Borrower.

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“Credit Upgrade Date” means any date on which a Credit Upgrade occurs.

“Cutoff Time” shall mean 10:00 a.m. in the jurisdiction of the Clearing Organization, or such other time on a Business Day by which a transfer of Loaned ADSs must be made by Borrower or Lender to the other, as shall be determined in accordance with market practice.

“Default” has the meaning assigned to such term in Section 11(a).

“Deposited Securities” has the meaning set forth in the Deposit Agreement.

“Exchange” means the Nasdaq Global Market (or any successor thereto) or, if different, the principal trading market of the Loaned ADSs.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Facility Termination Date” has the meaning assigned to such term in Section 6(b).

“Holders” means any person holding an ADR or a security entitlement of other interest in the ADSs, whether for its own account or for the account of another person, but that is not the Owner of the ADR for those ADSs.

“Legal Obstacle” has the meaning assigned to such term in Section 12(a).

“Lender’s Designated Account” means the account of American Stock Transfer at The Depository Trust Company or such other account designated by Lender.

“Loan” has the meaning assigned to such term in Section 2(a).

“Loan Availability Period” means the period beginning with the date of issuance of the Convertible Notes and ending on the earliest of (i) May 15, 2013, (ii) the date as of which Lender has notified Borrower in writing of its intention to terminate this Agreement at any time after the later of (x) the date on which the entire principal amount of Convertible Notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities of Lender that Lender has in writing consented to permit Borrower to hedge under this Agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise, and (iii) the date on which this Agreement shall terminate in accordance with its terms.

“Loaned ADSs” means ADSs initially transferred to Borrower in respect of the Loan until the Loan or portion thereof is terminated and a corresponding number of Loaned ADSs is transferred to Lender pursuant to this Agreement. If, as the result of any change in nominal value, change in par value, stock dividend, stock split or reverse stock split or any reclassification of the Deposited Securities, or any split-up or combination of the Deposited Securities, or upon any recapitalization, reorganization, merger, or consolidation, or sale of assets affecting Lender or to which it is a party, or upon the redemption or cancellation by

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Lender of the Deposited Securities, the number of ADSs outstanding is increased or decreased, then the number of outstanding Loaned ADSs shall be proportionately increased or decreased, as the case may be. If any new or different security (or two or more securities) or cash shall be exchanged for the outstanding ADSs as the result of any reorganization, merger, split-up, consolidation, other business combination, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy) or the termination of the Deposit Agreement, such new or different security (or such two or more securities collectively) or cash (net of any fees and expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges) shall, effective upon such exchange, be deemed to become a Loaned ADS in substitution for the former Loaned ADS for which such exchange is made and in the same proportion for which such exchange was made. For purposes of return of Loaned ADSs by Borrower or purchase or sale of securities pursuant to Section 4 or Section 12, such term shall mean securities of the same issuer, class and quantity as the Loaned ADSs as adjusted pursuant to the two preceding sentences.

“Market Value” on any day means (i) with respect to ADSs, the most recent Closing Price per ADS prior to such day and (ii) with respect to any Collateral that is (a) Cash, the face amount thereof, (b) a letter of credit, the undrawn amount thereof and (c) any other security or property, the market value thereof, as determined by the Collateral Agent, in accordance with market practice for such securities or property, based on the price for such security or property as of the most recent close of trading obtained from a generally recognized source or the closing bid quotation at the most recent close of trading obtained from such source, plus accrued interest to the extent not included therein, unless market practice with respect to the valuation of such securities or property in connection is to the contrary.

“Maximum Number of ADSs” means 6,562,760 ADSs, subject to the following adjustments:

(a) If, as the result of any change in nominal value, change in par value, stock dividend, stock split, reverse stock split, or any reclassification of the Deposited Securities, or any split-up or combination of the Deposited Securities, or upon any recapitalization, reorganization, merger, or consolidation, or sale of assets affecting Lender or to which it is a party, or upon the redemption or cancellation by Lender of the Deposited Securities, the number of outstanding ADSs is increased or decreased, the Maximum Number of ADSs shall, effective as of the payment or delivery date of any such event, be proportionally increased or decreased, as the case may be.

(b) If, pursuant to a merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy), the ADSs are exchanged for or converted into cash, securities or other property, the Maximum Number of ADSs shall, effective upon such exchange, be adjusted by multiplying the Maximum Number of ADSs at such time by the number of securities, the amount of cash or the fair market value of any other property exchanged for one ADS in such event.

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(c) Upon the termination of the Loan pursuant to Section 6(a), the Maximum Number of ADSs shall be reduced by the number of Loaned ADSs surrendered by Borrower to Lender.

(d) If ADSs have been returned to Lender pursuant to Section 6 at any time or Replacement ADSs have been purchased pursuant to Section 12(c) at any time (in each case taking into account any adjustments of the nature described in clauses (a) and (b) above), the Maximum Number of ADSs shall be reduced by the number of ADSs so returned or purchased.

(e) Notwithstanding the foregoing, if on June 13, 2008, to the extent that the Option has not been exercised in full, the Maximum Number of ADSs shall be reduced by a number of ADSs equal to (i) 820,345 ADSs multiplied by (ii) a percentage representing the portion of the Option not exercised.

(f) If the Option is exercised in part, Lender and Borrower shall determine the appropriate adjustment to the Maximum Number of ADSs and the date for such adjustment in good faith using commercially reasonable means consistent with the intent of this Agreement.

“Non-Cash Items” means (i) any evidence of indebtedness issued, or directly and fully guaranteed or insured, by the United States of America or any agency or instrumentality thereof; (ii) any deposits, certificates of deposit or acceptances of any institution which is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million at the time of deposit (and which may include the Collateral Agent or any affiliate of the Collateral Agent so long as the Collateral Agent is other than Borrower or an affiliate of Borrower); (iii) any investments of any Person that is fully and unconditionally guaranteed by a bank referred to in clause (ii); (iv) any repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States of America or issued by any agency thereof and backed as to timely payment by the full faith and credit of the United States of America; (v) commercial paper of any corporation incorporated under the laws of the United States or any State thereof that is rated “investment grade” A-1 by Standard & Poor’s Rating Group, a division of McGraw Hill Inc., or any successor thereto, or P-1 by Moody’s Investors Services, Inc., or any successor thereto; (vi) any money market funds (including, but not limited to, money market funds managed by the Collateral Agent or an affiliate of the Collateral Agent) registered under the Investment Company Act of 1940, as amended; (vii) any letter of credit issued by a bank referred to in clause (ii); and (viii) all proceeds of the foregoing; provided that in no event shall Non-Cash Items include “margin stock” as defined by Regulation U of the Board of Governors of the Federal Reserve System.

“Ordinary Shares” means “Shares” as such term is defined in the Deposit Agreement.

“Outstanding Shares” has the meaning assigned to such term in Section 10(c).

“Owner” means the person in whose name ADRs issued under the Deposit Agreement are registered on the books of the Depositary for such purpose.

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“Permitted Transferee” has the meaning assigned to such term in Section 13(d).

“Person” shall mean any individual or entity, including a corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust, unincorporated association, government or governmental agency or authority.

“Pledge Date” has the meaning assigned to such term in Section 3(a).

“Pledge Period” means any period beginning on a Pledge Date and ending on the earlier of (i) the Business Day immediately following the day on which Borrower notifies Lender and Collateral Agent that a Credit Upgrade has occurred and (ii) the date on which this Agreement shall terminate in accordance with the terms of this Agreement.

“Price” on any day means, with respect to ADSs, the closing price per ADS as determined by Borrower in good faith using commercially reasonable terms; provided that Borrower shall use commercially reasonable efforts to consult with Lender on such price; and provided further, that in determining the Price, Borrower shall not be required to take into account or be bound by any considerations raised by Lender.

“Receipts” means the ADRs issued under the Deposit Agreement evidencing certificated ADSs, as the same may be amended from time to time in accordance with the terms thereof.

“Repayment Suspension” has the meaning assigned to such term in Section 12(a).

“Replacement Cash” has the meaning assigned to such term in Section 12(a).

“Replacement ADSs” has the meaning assigned to such term in Section 12(c).

“Repurchase Notice” has the meaning assigned to such term in Section 10(d).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Intermediary” means a “securities intermediary” as defined by Section 8-102(a)(14) of the UCC.

“UCC” means the Uniform Commercial Code as in effect in the State of New York on the date hereof and as it may be amended from time to time.

“Underwriting Agreement” means the underwriting agreement, dated as of the date hereof, between Lender and Borrower and the underwriters named therein relating to the registered public offering of the ADSs.

Section 2.	Loan of ADSs; Transfers of Loaned ADSs.

(a) Subject to the terms and conditions of this Agreement and subject to the closing of the issuance of the Convertible Notes, Lender hereby agrees to issue and loan to Borrower, and Borrower agrees to borrow, on the Initial Closing Date (as defined in the Underwriting Agreement) the Maximum Number of ADSs as of the Initial Closing Date (such issuance and

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loan, the “Loan”). To effect the Loan, Lender agrees to issue 6,562,760 Ordinary Shares to the Depositary and deposit share certificates evidencing such Ordinary Shares with The Hongkong and Shanghai Banking Corporation Limited on or prior to the Initial Closing Date and cause the Depositary to deliver 6,562,760 ADSs to Borrower’s “securities account” (within the meaning of Section 8-501 of the UCC) maintained with the Clearing Organization, no later than 9:00 a.m., New York City time, on the Initial Closing Date.

(b) Notwithstanding anything to the contrary in this Agreement, at any time Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, in no event shall Borrower be entitled to receive, or shall be deemed to receive, any ADSs if, immediately upon giving effect to such receipt of such ADSs, the “beneficial ownership” (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) of Ordinary Shares by Borrower or any affiliate of Borrower or any other person subject to aggregation with Borrower under Section 13 of the Exchange Act and the rules promulgated thereunder or any “group” (within the meaning of such Section 13 and rules) of which Borrower is a member (collectively, the “Borrower Group”) would be equal to or greater than 9.8% or more of the Outstanding Shares. If any delivery owed to Borrower hereunder is not made, in whole or in part, as a result of this provision, Lender’s obligation to make such delivery shall not be extinguished and Lender shall make such delivery as promptly as practicable after, but in no event later than one Business Day after, Borrower gives notice to Lender that such delivery would not result in the Borrower Group directly or indirectly so beneficially owning in excess of 9.8% of the Outstanding Shares, as described above; provided that Lender shall not be required to deliver any Loaned ADSs after the Loan Availability Period.

Section 3.	Collateral.

(a) Borrower shall, no later than 10:00 a.m., New York city time, on the second Business Day immediately following any Credit Downgrade Date, transfer to Collateral Agent, for deposit to the Collateral Account, Collateral with a Market Value at least equal to the Collateral Percentage of the Market Value of the Loaned ADSs as of the close of business on the Business Day immediately preceding such transfer (any such date, a “Pledge Date”).

(b) Borrower on the Pledge Date pledges with, assigns to, and grants Collateral Agent for the benefit of Lender a continuing first priority security interest in, and a lien upon, the Collateral as security for Borrower’s obligations in respect of the Loaned ADSs and for any other obligations of Borrower to Lender hereunder, which shall attach upon the transfer of the Loaned ADSs by Lender to Borrower and which shall cease upon the transfer of the Loaned ADSs by Borrower to Lender, a Credit Upgrade or upon the transfer of such Collateral to Borrower in accordance with the terms of this Agreement.

(c) In addition to the rights and remedies given to Lender hereunder, Lender shall have all the rights and remedies of a secured party under the UCC. To provide for the effectiveness, validity, perfection and priority of Lender’s rights as a secured party, Borrower acknowledges that Collateral Agent has obtained control of any financial assets included in the Collateral (or shall have obtained control upon posting of such Collateral pursuant to the terms contained herein) within the meaning of Sections 8-106 and 9-106 of the UCC. Collateral Agent acknowledges that it has control of the Collateral (or shall have control upon posting of such

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collateral pursuant to the terms contained herein) on behalf of Lender within the meaning of Section 8-106(d)(1) of the UCC. Notwithstanding anything to the contrary herein, Lender may not use or invest the Collateral and Collateral Agent shall take no instruction from Lender regarding the use or investment of Collateral. Promptly upon the termination of any Pledge Period, the Collateral Agent shall release to Borrower all of the Collateral.

(d) Borrower agrees that if so requested by the Collateral Agent at any time, to promptly execute all documents (including any security agreements and transfers) and do all things (including the delivery, transfer, assignment or payment of all or part of the Collateral to the Collateral Agent or its nominee(s)) that the Collateral Agent may reasonably specify for the purpose of (a) exercising the rights to the Collateral or (b) securing and perfecting its security over or title to all or any part of the Collateral (including transferring the Collateral into the name of the Collateral Agent or its nominee(s)).

(e) Except as otherwise provided herein, upon the transfer to Lender of Loaned ADSs pursuant to Section 6, Collateral Agent shall release to Borrower Collateral with a Market Value equal to the Collateral Percentage of the Market Value of the Loaned ADSs so transferred but only to the extent that immediately following such transfer of Collateral, no Collateral Deficit would exist. Such transfer of Collateral shall be made no later than the Cutoff Time on the day the Loaned ADSs are transferred, or if such day is not a day on which a transfer of such Collateral may be effected under Section 13, or if the transfer of Loaned ADSs by Lender to Borrower occurs after the Cutoff Time on such day, then in each case the next day on which such a transfer may be effected. As promptly as practicable but no later than the Cutoff Time on the second Business Day immediately following the date on which Borrower notified Lender of a Credit Upgrade, the Collateral Agent shall release to Borrower all Collateral.

(f) If Borrower transfers Collateral to Collateral Agent, as provided in this Section 3, and Lender does not transfer (or has not transferred) the Loaned ADSs to Borrower, Borrower shall have the absolute right to the return of such Collateral; and if Lender transfers Loaned ADSs to Borrower and Borrower does not transfer Collateral to Collateral Agent as provided in this Section 3, Lender shall have the absolute right to the return of the Loaned ADSs.

(g) Borrower may, upon notice to Lender and Collateral Agent, substitute Collateral for Collateral securing the Loan; provided that such substituted Collateral shall have a Market Value such that the aggregate Market Value of such substituted Collateral, together with all other Collateral, shall equal or exceed the Collateral Percentage of the Market Value of the Loaned ADSs as of the date of such substitution.

(h) Each of the parties to this Agreement hereby agree that Cash and each item within the definition of Non-Cash Items contained in the Collateral Account shall be treated as a “financial asset” as defined by Section 8-102(a)(9) of the UCC.

(i) Any Collateral deposited in the Collateral Account shall be segregated from all other assets and property of the Collateral Agent, which such segregation may be accomplished by appropriate identification on the books and records of Collateral Agent, as a “securities intermediary” within the meaning of the UCC. The Securities Intermediary acknowledges that the Collateral Account is maintained for the Collateral Agent and undertakes to treat the

8

Collateral Agent as entitled to exercise the rights that comprise the Collateral credited to the Collateral Account. For purposes of UCC Section 9301(2), the Collateral Account and the Collateral will reside in New York, New York.

Section 4.	Mark to Market.

(a) During any Pledge Period, if at the close of trading on any Business Day during the Loan Availability Period the aggregate Market Value of all Collateral shall be less than the Collateral Percentage of the Market Value of all the outstanding Loaned ADSs (a “Collateral Deficit”), Lender may, by notice to Borrower and Collateral Agent, demand that Borrower transfer to Collateral Agent, for deposit to the Collateral Account, no later than the following Business Day, additional Collateral so that the Market Value of such additional Collateral, when added to the Market Value of all other Collateral, shall equal or exceed the Collateral Percentage of the Market Value of the Loaned ADSs on such Business Day of determination.

(b) During any Pledge Period, if at the close of trading on any Business Day during the Loan Availability Period the aggregate Market Value of all Collateral shall be greater than the Collateral Percentage of the Market Value of all the outstanding Loaned ADSs (a “Collateral Excess”), Borrower may, by notice to Lender and Collateral Agent, demand that Collateral Agent transfer to Borrower such amount of the Collateral selected by Borrower so that the Market Value of the Collateral, after deduction of such amounts, shall thereupon be at least equal to the Collateral Percentage of the Market Value of the Loaned ADSs on such Business Day of determination; provided however that with respect to clauses (a) and (b) of this Section 4, the Collateral Agent will promptly give Lender a statement setting forth the Market Value of all Collateral upon Lender’s request and Lender shall have the right to audit the Market Value of all Collateral.

(c) Notwithstanding the foregoing, with respect to the Loan secured by Collateral, the respective rights of Lender and Borrower under Section 4(a) and Section 4(b) may be exercised only where a Collateral Excess or Collateral Deficit exceeds 5% of the Market Value of the Loaned ADSs.

Section 5.	Fees.

(a) Borrower agrees to pay Lender a single loan fee per Loan (a “Loan Fee”) equal to (x) $0.0001 per Loaned ADS, which is equal to the par value of the Ordinary Shares underlying each Loaned ADS, plus (y) $1.00. The Loan Fee shall be paid by Borrower through the facilities of the Clearing Organization against delivery of Loaned ADSs pursuant to Section 2(b) above or in such other manner as agreed between Lender and Borrower.

(b) Lender agrees to pay all fees and expenses of the Depositary in connection with the Loan, including without limitation, in connection with the deposit or issuance of the Ordinary Shares underlying the Loaned ADSs and the withdrawal of such Ordinary Shares.

Section 6.	Loan Terminations.

(a) Borrower may terminate all or any portion of the Loan on any Business Day by giving written notice thereof to Lender and transferring the corresponding number of Loaned

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ADSs to the Depositary for cancellation (with written instructions to the Depositary to release the Ordinary Shares underlying the Loaned ADSs being returned), without any consideration being payable in respect thereof by Lender to Borrower. Lender shall immediately notify Borrower upon receipt of Ordinary Shares underlying the Loaned ADSs released by the Depositary.

(b) Subject to Section 12 below, the Loan, if still outstanding, on the last day of the Loan Availability Period shall terminate on the first Business Day following the date on which this Agreement terminates pursuant to Section 16 (the “Facility Termination Date”) and all outstanding Loaned ADSs shall be delivered by Borrower to the Depositary for cancellation (with written instructions to the Depositary to release the Ordinary Shares underlying the Loaned ADSs being returned), without any consideration being payable in respect thereof by Lender to Borrower, no later than the fifth Business Day following the Facility Termination Date. Lender shall immediately notify Borrower upon receipt of Ordinary Shares underlying the Loaned ADSs released by the Depositary.

(c) Subject to Section 12 below, if the Loan is terminated upon the occurrence of a Default as set forth in Section 11, the Loaned ADSs shall be delivered by Borrower to the Depositary for cancellation (with written instructions to the Depositary to release the Ordinary Shares underlying the Loaned ADSs being returned), without any consideration being payable in respect thereof by Lender to Borrower, no later than the third Business Day following the termination date of the Loan as provided in Section 11. Lender shall immediately notify Borrower upon receipt of Ordinary Shares underlying the Loaned ADSs released by the Depositary.

(d) Subject to Section 12 below, if the number of Loaned ADSs exceeds the Maximum Number of ADSs, then such number of Loaned ADSs in excess of the Maximum Number of ADSs shall be transferred by Borrower to the Depositary (with written instructions to the Depositary to release the Ordinary Shares underlying the Loaned ADSs being returned) without any consideration being payable in respect thereof by Lender to Borrower, no later than the fifth Business Day following the occurrence of such adjustment.

(e) For the avoidance of doubt, all obligations of Borrower hereunder to Lender in respect of the relevant Loaned ADSs shall be satisfied upon Borrower’s surrender of such Loaned ADSs to the Depositary pursuant to Section 6(a), 6(b), 6(c) or 6(d), as the case may be.

Section 7.	Distributions.

(a) If at any time when there are Loaned ADSs outstanding under this Agreement, Lender pays a cash dividend or makes a cash or other distribution in respect of its Ordinary Shares with the result that, through the Depositary, a cash distribution is made to all of the then holders of ADSs pursuant to the Deposit Agreement, Borrower shall pay to Lender (whether or not Borrower is a holder of any or all of the outstanding Loaned ADSs), within three Business Days after the payment of such dividend or distribution, an amount in cash (in the same currency as received by holders of Loaned ADSs from the Depositary) equal to the product of (i) the amount per ADS of such dividend or distribution (net of any fees and expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges) and (ii) the number of Loaned ADSs outstanding on the record date on which the dividend or distribution was paid.

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(b) If at any time when there are Loaned ADSs outstanding under this Agreement, Lender, through the Depositary, makes a distribution in respect of all of its outstanding ADSs (other than a distribution upon liquidation or a reorganization in bankruptcy) in property or securities, including any options, warrants, rights or privileges in respect of securities (other than a distribution of ADSs, but including any options, warrants, rights or privileges exercisable for, convertible into or exchangeable for ADSs or Ordinary Shares or other securities of any other entity) to the then holder or holders of such Loaned ADSs pursuant to the Deposit Agreement (a “Non-Cash Distribution”), Borrower shall deliver to Lender (whether or not Borrower is a holder of any or all of the outstanding Loaned ADSs) in kind, within three Business Days after the delivery date of such Non-Cash Distribution, the property or securities so distributed in an amount (the “Delivery Amount”) equal to the product of (i) the amount per ADS of such Non-Cash Distribution and (ii) the number of Loaned ADSs outstanding on the record date on which such Non-Cash Distribution was made; provided that in lieu of such delivery, Borrower may, with the prior written consent of Lender not to be unreasonably withheld or delayed, deliver to Lender an amount of cash equal to the market value of the Delivery Amount, as determined by Borrower in good faith using commercially reasonable means.

(c) Notwithstanding anything else to the contrary in this Agreement, if Borrower or any of its affiliates determines in good faith that any payment (in cash or in kind) by Borrower or any of its affiliates under this Agreement is subject to withholding tax or reduction under applicable law, such payment may be reduced by such withholding or reduction. Any amount withheld in accordance with this Section 7(c) shall be promptly remitted to the appropriate taxing authority, and such remittance shall be treated for purposes of this Agreement as a payment made to the party on whose behalf such amounts were withheld. If Borrower or any of its affiliates is required to deduct or withhold from any payment hereunder, and does not so deduct or withhold, but such withholding or reduction is assessed directly against Borrower or any of its affiliates, then, except to the extent Lender has satisfied or then satisfies the liability resulting from such withholding or deduction, Lender shall promptly pay to Borrower the amount of such liability (including any related interest and penalties).

(d) Any interest, cash distribution or cash dividend made on or in respect of any Collateral for the Loan hereunder shall, subject to (f) below, be delivered by the Collateral Agent to Borrower, on the date such interest, cash distribution or cash dividend is received by the Collateral Agent.

(e) Any Non-Cash Distributions or dividend made on or in respect of any Collateral for the Loan hereunder shall, subject to (f) below, be delivered by the Collateral Agent to Borrower on the date such Non-Cash Distribution or dividend is received by the Collateral Agent.

(f) If the cash or other property received by the Collateral Agent under the provisions of clauses (d) or (e) of this Section 7 qualifies as Collateral, to the extent that a transfer of such cash or other property to Borrower by the Collateral Agent would give rise to a Collateral Deficit, the Collateral Agent shall (only to the extent of any such Collateral Deficit) not make

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such transfer of cash or other property in accordance with this Section 7, but shall in lieu of such transfer immediately credit the amounts that would otherwise have been transferable under this Section 7 to the Collateral Account.

Section 8.	Rights in Respect of Loaned ADSs.

Except as otherwise provided in this Agreement, and except as otherwise agreed by Borrower and Lender, Borrower, insofar as it is the record owner of Loaned ADSs, shall have all of the incidents of ownership in respect of any such Loaned ADSs until such Loaned ADSs are required to be delivered to Lender in accordance with the terms of this Agreement, including the right to transfer the Loaned ADSs to others. Borrower agrees that it or any of its affiliates that are the record owner of any Loaned ADSs will not vote or provide any consent or take any similar action with respect to such Loaned ADSs on any matter submitted to a vote of Lender’s shareholders.

Section 9.	Representations and Warranties.

(a) Each of Borrower and Lender represent and warrant to the other that:

(i) it has full power to execute and deliver this Agreement, to enter into the Loan contemplated hereby and to perform its obligations hereunder;

(ii) it has taken all necessary action to authorize such execution, delivery and performance;

(iii) this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms; and

(iv) the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its constitutive documents, bylaws or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.

(b) Lender represents and warrants to Borrower, as of the date hereof and as of the date any Loaned ADSs are transferred to Borrower in respect of the Loan, that the Loaned ADSs and all other outstanding ADSs of Lender have been duly authorized and, upon the issuance and delivery of the Loaned ADSs to Borrower in accordance with the terms and conditions hereof, and subject to the contemporaneous or prior receipt of the applicable Loan Fee by Lender, the Loaned ADSs and will conform to the description thereof in any prospectus or prospectus supplement prepared by or on behalf of Lender relating to any sale of Loaned ADSs by Borrower or its affiliates; and the holders of the Ordinary Shares and the holders of ADSs have no preemptive rights with respect to the Loaned ADSs.

(c) Lender represents and warrants to Borrower, as of the date hereof, and as of the date any Loaned ADSs are transferred to Borrower in respect of the Loan, that the outstanding ADSs are listed on the Exchange.

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(d) Lender represents and warrants to Borrower, as of the date any Loaned ADSs are transferred to Borrower in respect of the Loan, (i) Lender is not and will not be rendered as a result of such transfers, “insolvent” (as such term is defined under Section 101(32) of Title 11 of the United States Code (the “Bankruptcy Code”)), (ii) Lender is not engaged in, and is not about to engage in, a business or transaction for which it has unreasonably small capital, (iii) Lender does not intend to incur, and does not believe it would incur, debts beyond its ability to pay as such debts mature, and (iv) Borrower would be able to purchase the Maximum Number of ADSs in compliance with the corporate law of Lender’s jurisdiction of incorporation.

(e) Lender represents and warrants to Borrower that the Deposit Agreement has been duly authorized, executed and delivered by Lender, and constitutes a valid and legally binding agreement of Lender, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; upon the deposit of Ordinary Shares in respect thereof in accordance with the provisions of the Deposit Agreement and the issuance by the Depositary of ADRs evidencing ADSs, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.

(f) Lender represents to Borrower that for United States tax purposes it is a “foreign corporation” within the meaning of Section 7701(a) of the U.S. Internal Revenue Code of 1986, as amended.

(g) Borrower represents to Lender that it shall have at the time of transfer of Collateral to the Collateral Agent, the right to grant to Collateral Agent, and that Collateral Agent shall acquire, a continuing first priority security interest in the Collateral, if any.

(h) The representations and warranties of Borrower and Lender under this Section 9 shall remain in full force and effect at all times during the term of this Agreement and shall survive the termination for any reason of this Agreement.

Section 10.	Covenants.

(a) Borrower covenants and agrees with Lender that it will not transfer or dispose of any Loaned ADSs initially transferred to Borrower by Lender in respect of the Loan of which it is the record owner except pursuant to a registration statement that is effective under the Securities Act; provided that Borrower may transfer any such Loaned ADSs to any of its affiliates without a registration statement so long as such affiliate transferee does not transfer or dispose of such Loaned ADSs to any non-affiliated transferee except pursuant to a registration statement that is effective under the Securities Act. For the avoidance of doubt, Lender agrees that the foregoing covenant in this clause (a) does not apply to the transfer or disposition of any ADSs acquired by Borrower in the open market.

(b) Each of Borrower and Lender agrees and acknowledges that Borrower has represented to Lender that it is a “financial institution,” “swap participant” and/or “financial participant” within the meaning of Sections 101(22), 101(53C) and 101(22A) of the Bankruptcy Code. The parties hereto further agree and acknowledge (A) that each Loan under this

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Agreement is intended to be (i) a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “settlement payment,” as such term is defined in Section 741(8) of the Bankruptcy Code, and (ii) a “swap agreement” as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “transfer,” as such term is defined Section 101(54) of the Bankruptcy Code, and (B) that it is intended that Borrower shall be entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code.

(c) Upon the request of Borrower, at any time Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, including at the time the Loan is initiated, Lender shall promptly provide Borrower a written confirmation of its Outstanding Shares as of the date of such request. The “Outstanding Shares” as of any day is the number of ADSs outstanding on such day, including all outstanding Loaned ADSs; provided that as of any date, for purposes of calculating Outstanding Shares as of the date of the request, such number shall be adjusted as set forth in clauses (a) and (b) of the definition of “Maximum Number of ADSs” above, to the same extent ADSs are adjusted therein, and only to the extent that any of the events listed in such clauses (a) and (b) have occurred between the date of the immediately preceding request and such date.

(d) Lender shall, at any time Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, no less than 10 Business Days prior to any day on which Lender effects any repurchase of ADSs or Ordinary Shares underlying the ADSs, give Borrower a written notice of its Outstanding Shares taking into account such repurchase (a “Repurchase Notice”) if, following such repurchase the Outstanding Shares shall have decreased by more than 0.5% since the immediately preceding Repurchase Notice (or, in the case of the first such Repurchase Notice, the Outstanding Shares as of the date hereof).

(e) Lender shall provide to Borrower an IRS Form W-8BEN prior to the initial payment by Borrower to Lender hereunder and from time to time after the initial delivery whenever a lapse in time or change in circumstances renders such form obsolete or inaccurate in any material respect.

(f) Lender will provide a written notice to Borrower immediately upon becoming aware that Lender is not or will no longer be a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act.

Section 11.	Events of Default.

(a) The Loan may, at the option of Lender by a written notice to Borrower, which option shall be deemed exercised even if no notice is given immediately on the occurrence of an event specified in Section 11(a)(iv) or Section 11(a)(v) below, be terminated (i) immediately on the occurrence of any of the events set forth in Section 11(a)(iv) or Section 11(a)(v) below and (ii) two Business Days following such notice on the occurrence of any of the other events set forth below (each, a “Default”):

(i) Borrower fails to deliver Loaned ADSs as required by Section 6;

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(ii) Borrower fails to deliver or pay to Lender when due any cash, securities or other property as required by Section 7;

(iii) Borrower fails to transfer Collateral when due as required by Section 3 or Section 4;

(iv) the filing by or on behalf of Borrower of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any bankruptcy, reorganization, receivership, compromise, arrangement, insolvency, readjustment of debt, dissolution, moratorium, delinquency, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or hereafter existing (“Bankruptcy Law”), or any action by Borrower for, or consent or acquiescence to, the appointment of a receiver, trustee, custodian or similar official of Borrower, or of all or a substantial part of its property; or the making by Borrower of a general assignment for the benefit of creditors; or the admission by Borrower in writing of its inability to pay its debts as they become due;

(v) the filing of any involuntary petition against Borrower in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over Borrower or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of Borrower or of all or a substantial part of its property or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of Borrower; and continuance of any such event for 30 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged;

(vi) Borrower fails to provide any indemnity as required by Section 14; or

(vii) any representation made by Borrower under this Agreement in connection with the Loan shall be incorrect or untrue in any material respect during the term of the Loan or Borrower fails to comply in any material respect with any of its covenants under this Agreement.

Section 12.	Right to Extend; Lender’s Remedies.

(a) Notwithstanding anything to the contrary herein, if all or a portion of the Loan terminates pursuant to Section 6 and, on the date on which the related Loaned ADSs are due to Lender, the purchase or borrow of ADSs in an amount equal to all or any portion of the number of Loaned ADSs to be delivered in accordance with Section 6 shall (A) be prohibited by any law, rules or regulation of any governmental authority to which it is or would be subject (including rules or codes of conduct generally applicable to members of any self regulatory organization of which Borrower is a member or to the regulation of which it is subject (whether or not such rules

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or codes of conduct are imposed by law or have been voluntarily adopted by Borrower)) or would be unadvisable if Borrower or its affiliate were to effect such purchases of Loaned ADSs as if Borrower or its affiliate, as the case may be, were Lender or an affiliated purchaser of Lender while remaining in compliance with such law, rules, regulations or codes of conduct, (B) violate, or would upon such purchase or borrow likely violate, any order or prohibition of any court, tribunal or other governmental authority, (C) require the prior consent of any court, tribunal or governmental authority prior to any such repurchase , (D) subject Borrower or its affiliate making such repurchase or borrow, in its commercially reasonable judgment exercised in good faith, to any liability or potential liability under any applicable federal securities laws (including, without limitation, at any time Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, Section 16 of the Exchange Act), or (E) be commercially impracticable, in the reasonable judgment of Borrower, in the time period required by Section 6 (each of (A), (B), (C), (D) and (E), a “Legal Obstacle”), then, in each case, Borrower shall immediately notify Lender of the Legal Obstacle and the basis therefor, whereupon Borrower’s obligations under Section 6 shall be suspended until such time as no Legal Obstacle with respect to such obligations shall exist (a “Repayment Suspension”). Following the occurrence of and during the continuation of any Repayment Suspension, Borrower and Borrowing Agent shall use their commercially reasonable efforts to remove or cure the Legal Obstacle as soon as reasonably practicable; provided that Lender shall promptly reimburse all costs and expenses (including of legal counsel to Borrower) incurred, or, at Borrower’s election, provide adequate surety or guarantee for any such costs and expenses that may be incurred, by Borrower, in each case in removing or curing any Legal Obstacle described in Clause (A), (B), (C) or (D) immediately above. Notwithstanding anything else in this Agreement, at any time Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, if as a result of complying with Section 6, the Borrower Group would beneficially own more than 9.0% of the Outstanding Shares, then Borrower shall be permitted to extend the delivery due date for all or a portion of the corresponding delivery obligation to permit Borrower to return, as promptly as reasonably practicable but subject to applicable law, regulation or policy, such Loaned ADSs through one transaction or a series of transactions without causing the Borrower Group to become, directly or indirectly, a beneficial owner of more than 9.0% of the Outstanding Shares at such time. If Borrower is unable to remove or cure the Legal Obstacle within 20 Business Days of the termination of the Loan by Lender under Section 11 or the termination of the Loan under Section 6(b), then Borrower shall, upon the written request of Lender, pay to Lender, in lieu of the delivery of Loaned ADSs in accordance with Section 6, an amount in immediately available funds (the “Replacement Cash”) equal to the product of the Price and the number of Loaned ADSs otherwise required to be delivered. Such payment will be made by Borrower, and Borrower shall notify Lender of the Price and expected date of such payment, as soon as practicable after the determination of the Price by Borrower pursuant to the terms of this Agreement. Borrower may also direct the Collateral Agent to deliver to Lender any Collateral held by the Collateral Agent in respect of the Loan so terminated and, to the extent the Market Value of any such Collateral delivered to Lender is less than the required amount of Replacement Cash, pay to Lender such difference in immediately available funds. Any Collateral in respect of the Loan so terminated that is not so delivered to Lender pursuant to this clause shall, upon payment in full of the Replacement Cash to Lender, be immediately delivered by Collateral Agent to Borrower.

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(b) Upon the termination of the Loan by Lender under Section 11, Borrower may, with the prior consent of Lender (which consent may be withheld at Lender’s sole discretion), in lieu of the delivery of Loaned ADSs in accordance with Section 6(c) pay to Lender, Replacement Cash equal to the product of the Price and the number of Loaned ADSs otherwise required to be delivered. Such payment will be made by Borrower, and Borrower shall notify Lender of the Price and expected date of such payment, as soon as practicable after the determination of the Price by Borrower pursuant to the terms of this Agreement.

(c) If Borrower shall fail to deliver Loaned ADSs pursuant to Section 6 when due or shall fail to pay the Replacement Cash to Lender when due in accordance with Section 12(a) or Section 12(b) above, then, in either case, in addition to any other remedies available to Lender under this Agreement or under applicable law, Lender shall have the right (upon prior written notice to Borrower) to (i) purchase a like number of ADSs (“Replacement ADSs”) in the principal market for such securities in a commercially reasonable manner; provided that if any Repayment Suspension or failure to deliver shall exist and be continuing, Lender may not exercise its right to purchase Replacement ADSs unless Borrower shall fail to deliver the Loaned ADSs or to pay the Replacement Cash, as applicable, to Lender when due in accordance with Section 12(a) or Section 12(b) above, (ii) sell any Collateral in the principal market for such Collateral in a commercially reasonable manner and (iii) apply and set off the Collateral, if any, and any proceeds thereof (including any amounts drawn under a letter of credit supporting the Loan) against the payment of the purchase price for such Replacement ADSs and any amounts due to Lender under this Agreement. To the extent Lender shall exercise such right, Borrower’s obligation to return a like amount of Loaned ADSs or to pay the Replacement Cash, as applicable, shall terminate and Borrower shall be liable to Lender for the purchase price of Replacement ADSs (plus all other amounts, if any, due to Lender hereunder), all of which shall be due and payable within three Business Days of notice to Borrower by Lender of the aggregate purchase price of the Replacement ADSs. In the event that (i) the purchase price of Replacement ADSs (plus all other amounts, if any, due to Lender hereunder) exceeds (ii) the amount of the Collateral, if any, Borrower shall be liable to Lender for the amount of such excess. The purchase price of Replacement ADSs purchased under this Section 12(c) shall not include broker’s fees and commissions or any other costs, fees and expenses related to such purchase unless none of Borrower or any of its affiliates is able to act as a broker with respect to such purchases. In the event Lender exercises its rights under this Section 12, Lender may elect in its sole discretion, in lieu of purchasing all or a portion of the Replacement ADSs or selling all or a portion of the Collateral, if any, to be deemed to have made, respectively, such purchase of Replacement ADSs or sale of Collateral for an amount equal to the Closing Price of the Ordinary Shares on the date Lender elects to exercise this remedy. Upon the satisfaction of all Borrower’s obligations hereunder, any remaining Collateral shall be returned to Borrower.

Section 13.	Transfers.

(a) All transfers, or deliveries, of Loaned ADSs to Borrower or Lender hereunder shall be made by the crediting by a Clearing Organization of such financial assets to the transferee’s “securities account” (within the meaning of Section 8-501 of the UCC) maintained with such Clearing Organization. All transfers of Loaned ADSs to Lender hereunder shall be made by the crediting of such Loaned ADSs to Lender’s Designated Account. All transfers of Collateral to Collateral Agent by Borrower shall be made by crediting the Collateral Account.

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All transfers of Collateral to Lender by Collateral Agent shall be made in the manner directed by Lender. In every transfer of “financial assets” (within the meaning of Section 8-102 of the UCC) hereunder, the transferor shall take all steps necessary (i) to effect a delivery to the transferee under Section 8-301 of the UCC, or to cause the creation of a security entitlement in favor of the transferee under Section 8-501 of the UCC, (ii) to enable the transferee to obtain “control” (within the meaning of Section 8-106 of the UCC), and (iii) to provide the transferee with comparable rights under any applicable foreign law or regulation that is applicable to such transfer.

(b) All transfers of cash hereunder to Borrower or Lender shall be by wire transfer in immediately available, freely transferable funds.

(c) A transfer of securities or cash may be effected under this Section 13 on any day except (i) a day on which the transferee is closed for business at its address set forth in Section 18 or (ii) a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.

(d) The rights and duties of Borrower under this Agreement may not be assigned or transferred by Borrower without the prior written consent of Lender, such consent not be unreasonably withheld; provided that Borrower may assign or transfer any of its rights or duties hereunder to Borrower’s ultimate parent entity or any directly or indirectly wholly owned subsidiary or affiliate of Borrower’s ultimate parent entity (a “Permitted Transferee”) without the prior written consent of Lender as long as such Permitted Transferee is of equal or better credit rating as Borrower or is guaranteed by Borrower or an entity of equal or better credit rating as Borrower.

Section 14.	Indemnities.

(a) Lender hereby agrees to indemnify and hold harmless Borrower and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses (including, without limitation, any losses relating to Borrower’s market activities as a consequence of becoming, or of the risk of becoming, subject to Section 16(b) under the Exchange Act, including without limitation, any forbearance from market activities or cessation of market activities and any losses in connection therewith or with respect to this Agreement) incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with, (i) any breach by Lender of any of its representations or warranties contained in Section 9 or (ii) any breach by Lender of any of its covenants or agreements in this Agreement.

(b) Borrower hereby agrees to indemnify and hold harmless Lender and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses, incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with (i) any breach by Borrower of any of its representations or warranties contained in Section 9 or (ii) any breach by Borrower of any of its covenants or agreements in this Agreement.

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(c) In case any claim or litigation which might give rise to any obligation of a party under this Section 14 (each, an “Indemnifying Party”) shall come to the attention of the party seeking indemnification hereunder (the “Indemnified Party”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement, except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations under this Section 14. Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that, if the Indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.

(d) An Indemnifying Party shall be entitled to participate in and, if (i) in the judgment of the Indemnified Party such claim can properly be resolved by money damages alone and the Indemnifying Party has the financial resources to pay such damages and (ii) the Indemnifying Party admits that this indemnity fully covers the claim or litigation, the Indemnifying Party shall be entitled to direct the defense of any claim at its expense, but such defense shall be conducted by legal counsel reasonably satisfactory to the Indemnified Party. An Indemnified Party shall not make any settlement of any claim or litigation under this Section 14 without the written consent of the Indemnifying Party.

Section 15.	Netting and Set Off.

Lender shall not net or set off its obligations, if any, arising under the Loan against its rights against Borrower arising under any other transaction or instrument. Borrower shall not net or set off its obligations, if any, arising under the Loan against its rights against Lender arising under any other transaction or instrument.

Section 16.	Termination of Agreement.

(a) This Agreement shall terminate on the first Business Day following the last day of the Loan Availability Period, and may be terminated earlier (i) at any time by the written agreement of Lender and Borrower, (ii) by Lender upon the occurrence of a Default of Borrower or (iii) upon termination of the underwriting agreement without issuance of the Convertible Notes.

(b) Unless otherwise agreed in writing by Borrower and Lender, the provisions of Section 14 shall survive the termination of this Agreement.

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Section 17.	[Intentionally Omitted.]

Section 18.	Notices.

(a) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when received.

(b) All such notices and other communications shall be directed to the following address:

If to Borrower to:

Credit Suisse International

One Cabot Square

London E14 4QJ England

If to Borrowing Agent to:

Credit Suisse Securities (USA) LLC, as Borrowing Agent

11 Madison Avenue

New York, NY 10010

If to Collateral Agent:

Credit Suisse Securities (USA) LLC, as Collateral Agent

11 Madison Avenue

New York, NY 10010

If to Securities Intermediary:

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, NY 10010

If to Lender to:

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

(c) In the case of any party, at such other address as may be designated by written notice to the other parties.

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Section 19.	Governing Law; Submission To Jurisdiction; Severability.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, but excluding any choice of law provisions that would require the application of the laws of a jurisdiction other than New York.

(b) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY SUCH COURT, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS HEREUNDER OR RELATING IN ANY WAY TO THIS AGREEMENT OR THE LOAN AND (B) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT THAT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

Section 20.	Counterparts.

This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

Section 21.	Amendment.

No amendment or modification of this Agreement shall be effective unless it shall be in writing and signed by the parties hereto.

Section 22.	Delivery of ADSs.

Notwithstanding anything to the contrary herein, Borrower may, by prior notice to Lender, satisfy its obligation to deliver ADSs or other securities on any date due under the terms of this Agreement (an “Original Delivery Date”) by making separate deliveries of ADSs or such other securities, as the case may be, at more than one time on or prior to the 10th Business Day immediately following such Original Delivery Date, so long as the aggregate number of ADSs and other securities so delivered on or prior to such Business Day is equal to the number required to be delivered on such Original Delivery Date.

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Section 23.	Registration Provisions.

If, following the Loan hereunder and sale of the Loaned ADSs in respect of the Loan pursuant to an effective registration statement, in the reasonable opinion of Borrower, and upon consultation with Lender, the sale of any ADSs purchased by Borrower in the open market in connection with facilitating transactions of investors in the Convertible Notes to hedge their investment in the Convertible Notes does require or would require registration under the Securities Act, Lender shall use its commercially reasonable efforts to register such sale, and shall enter into an underwriting agreement customary for such registration and take other actions then customarily needed for registrations of this type.

Section 24.	Designation of Replacement Collateral Agent.

If at any time while this Agreement is in effect Credit Suisse Securities (USA) LLC ceases to be a Securities Intermediary, Borrower or Credit Suisse Securities (USA) LLC shall be entitled to designate a bank or trust company reasonably satisfactory to Lender as a successor Collateral Agent. In the event of a designation of a successor Collateral Agent, each of the parties to this Agreement agrees to take all such actions as are reasonably necessary to effect the transfer of rights and obligations of Credit Suisse Securities (USA) LLC as Collateral Agent hereunder to such successor Collateral Agent, including the execution and delivery of amendments to this Agreement as shall be necessary to effect such designation and transfer.

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IN WITNESS WHEREOF, the parties hereto to have executed this ADS Lending Agreement as of the date and year first above written.

JA SOLAR HOLDINGS CO., LTD., as Lender	CREDIT SUISSE INTERNATIONAL, as Borrower

By:	By:
Name:	Name:
Title:	Title:

By:
Name:
Title:

[Signature Page to ADS Lending Agreement]

CREDIT SUISSE SECURITIES (USA) LLC, as Borrowing Agent

By:
Name:
Title:

[Signature Page to ADS Lending Agreement]

CREDIT SUISSE SECURITIES (USA) LLC, as Collateral Agent

By:
Name:
Title:

[Signature Page to ADS Lending Agreement]